Exhibit 99.1

Annual Report 2019

March 10, 2020

Thomson Reuters Annual Report 2019

Information in this annual report is provided as of March 4, 2020, unless otherwise indicated.

Certain statements in this annual report are forward-looking. These forward-looking statements are based on certain assumptions and reflect our current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the “Risk Factors” section of this annual report as well as in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of the date of this annual report. Except as may be required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements.

The following terms in this annual report have the following meanings, unless otherwise indicated:

•	“Thomson Reuters,” “we,” “us” and “our” each refers to Thomson Reuters Corporation and its consolidated subsidiaries, unless the context otherwise requires;

•	“Woodbridge” refers to The Woodbridge Company Limited and other companies affiliated with it; and

•	“$,” “US$” or “dollars” are to U.S. dollars.

When we refer to our performance before the impact of foreign currency (or at “constant currency”), we mean that we apply the same foreign currency exchange rates to the financial results of the current and equivalent prior period. We believe this provides the best basis to measure the performance of our business as it allows better comparability of our business trends from period to period.

Non-International Financial Reporting Standards (IFRS) financial measures are defined and reconciled to the most directly comparable IFRS measures in the “Management’s Discussion and Analysis” section of this annual report.

For information regarding our disclosure requirements under applicable Canadian and U.S. laws and regulations, please see the “Cross Reference Tables” section of this annual report.

Information contained on our website or any other websites identified in this annual report is not part of this annual report. All website addresses listed in this annual report are intended to be inactive, textual references only. The Thomson Reuters logo and our other trademarks, trade names and service names mentioned in this annual report are the property of Thomson Reuters.

Thomson Reuters Annual Report 2019

Thomson Reuters Annual Report 2019

Business

Overview

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. Thomson Reuters shares are listed on the Toronto Stock Exchange and New York Stock Exchange (symbol: TRI). Our website is www.thomsonreuters.com.

We are organized in five reportable segments supported by a corporate center:

Legal Professionals

Serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.

Corporates Serves corporate customers, including the seven largest global accounting firms, with our full suite of offerings across legal, tax, regulatory and compliance functions.

Tax & Accounting Professionals

Serves tax, accounting and audit professionals in accounting firms (other than the seven largest, which are served by our Corporates segment) with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News

Supplies business, financial, national and international news to professionals via desktop terminals, including through Refinitiv, the world’s media organizations, industry events and directly to consumers.

Global Print Provides legal and tax information primarily in print format to customers around the world.

Our corporate center centrally manages commercial and technology operations, including those around our sales capabilities, digital customer experience and product and content development. Our corporate center also centrally manages functions such as finance, legal and human resources.

Thomson Reuters Annual Report 2019

Our Business Model and Key Operating Characteristics

We derive most of our revenues from selling information and software solutions, primarily electronically and on a recurring subscription basis. Our solutions blend deep domain knowledge with software and automation tools. We believe our workflow solutions make our customers more productive by streamlining how they operate, enabling them to focus on higher value activities. Many of our customers use our solutions as part of their workflows, which has led to strong customer retention. We believe that our customers trust us because of our history and dependability and our deep understanding of their businesses and industries, and they rely on our services for navigating a rapidly changing and increasingly complex digital world.

Over the years, our business model has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments. Some of our key business and operating characteristics are:

Attractive Industries • Professional content market segment (estimated $13 billion growing 1%) • Software market segment (estimated $21 billion growing 8%)

Balanced and Diversified Leadership

•    A leader in key Legal Professionals, Corporates and Tax & Accounting Professionals market segments

•    Products and services tailored for professionals

•    Deep broad industry knowledge

•    Distinct core customer group revenues

•    Geographical diversity

•    Largest customer, excluding Refinitiv, is approximately 2% of revenues

	Attractive Business Model • 78% of revenues are recurring • 88% of revenues are delivered electronically, including cloud-based offerings • Strong consistent cash generation capabilities	Strong Competitive Positioning • Proprietary databases and deeply embedded workflow tools and analytics • Technology and operating platforms built to address the global marketplace

Disciplined Financial Policies

•    Focused on free cash flow growth

•    Balance investing in business and returning capital to shareholders

•    Disciplined capital structure – target maximum leverage ratio of 2.5x net debt to adjusted EBITDA

•    Commitment to maintaining investment grade credit rating

All revenue information reflected above is based on our 2019 full-year results.

Thomson Reuters Annual Report 2019

2019 Performance Highlights

2019 was our first full year of operations since selling a majority interest in our former Financial & Risk business (F&R, which is now known as Refinitiv) and restructuring our company into customer-focused segments. Below are financial highlights of our results for the year ended December 31, 2019. Please see the management’s discussion and analysis section of this annual report for additional information about our recent performance.

	Year ended December 31,
			Change
(millions of U.S. dollars, except per share amounts and margins)	2019	2018	Total	Constant Currency

IFRS Financial Measures

Revenues	5,906	5,501	7%

Operating profit	1,199	780	54%

Diluted EPS (includes discontinued operations)	$3.11	$5.88	(47%)

Cash flow from operations (includes discontinued operations)	702	2,062	(66%)

Non-IFRS Financial Measures(1)

Revenues	5,906	5,501	7%	8%

Organic revenue growth				4%

Adjusted EBITDA	1,493	1,365	9%	8%

Adjusted EBITDA margin	25.3%	24.8%	50bp	(10)bp

Adjusted EPS	$1.29	$0.75	72%	65%

Free cash flow (includes discontinued operations)	159	1,107	(86%)

2019 was the eighth consecutive year that we met or exceeded the performance metrics in our external financial outlook, which was originally communicated in February and raised in August with respect to certain performance measures. The table below compares our actual performance to the updated outlook:

Non-IFRS Financial Measures(1)	2019 Outlook (Before currency and excluding the impact of future acquisitions/dispositions)	2019 Actual Performance (Before currency)(2)
Revenue Growth	7% – 8.5% 3.5% – 4.0% organic(3)	8.5% 3.7%
Adjusted EBITDA	$1.45 billion – $1.5 billion	$1.48 billion
Total Corporate costs Core Corporate costs Stranded costs One-Time costs	Approximately $570 million Approximately $140 million Approximately $100 million Approximately $330 million	$575 million(4) $131 million $100 million $344 million
Free cash flow	$0 – $300 million	$159 million
Capital expenditures, as percentage of revenues	Approximately 9%	8.6%
Depreciation and amortization of computer software	$600 million – $625 million	$608 million
Interest expense	$150 million – $175 million	$163 million
Effective tax rate on adjusted earnings	16% – 19%	11%

(1)  Refer to Appendices A and B of the management’s discussion and analysis section of this annual report for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measurements.

(2) Our 2019 performance (before currency) was measured in constant currency rates relative to 2018, except for the 2019 free cash flow performance which was reflected at actual rates.

(3) For purposes of the organic growth calculation, the initial contract value of the company’s 30-year agreement with Refinitiv that was signed on October 1, 2018 was treated as an acquisition until October 1, 2019.

(4) Includes $71 million of capital expenditures that were associated with our program to reposition our company after the separation from F&R.

Thomson Reuters Annual Report 2019

2020 Key Priorities – Our Strategy

We plan to continue Thomson Reuters’ evolution into a platforms-based business information software and services leader by leveraging our core capabilities in content and technology, bringing our solutions together for our customers, and building an open ecosystem where legal, tax and accounting professionals collaborate and transact. We are focusing on the following key priorities in 2020:

•	Deliver higher organic revenue growth by adding new customers, using better analytics, increasing cross-selling and upselling and improving retention;

•

Deploy the remaining portion of our reinvestment fund (approximately $800 million) to target acquisitions that strengthen our value proposition, advance our platform strategy and extend to highly adjacent market segments;

•	Continue to embed artificial intelligence and machine learning technology in our solutions;

•	Invest in our platforms by building cloud-based, integrated and open solutions;

•	Further improve sales performance and productivity through better tools to add new customers and commercial models that reflect our customers’ needs; and

•	Build end-to-end digital capabilities to simplify the buying, renewal and upgrade experience for our products.

Three-Year History

•

2017 – As part of our growing investment in Canadian talent and innovation, our Chief Executive Officer and Chief Financial Officer relocated to Toronto. We also continued to focus on our transformation program, including closing additional data centers, while pursuing numerous initiatives to transform customer experience. During the latter part of 2017, we began looking at potential strategic alternatives for the F&R business.

•

2018 – In January, we signed a definitive agreement to sell a 55% interest in our F&R business (now known as Refinitiv) to private equity funds affiliated with Blackstone for approximately $17 billion. The F&R transaction closed in October 2018 and we subsequently returned $10 billion of the proceeds to our shareholders. We set aside approximately $2 billion of the proceeds of the F&R transaction to fund strategic, targeted acquisitions to bolster our positions in key growth segments of our Legal Professionals, Corporates and Tax & Accounting Professionals businesses or for share repurchases. During 2018, we also transitioned from a product-focused structure to a customer-focused structure and remapped our business units into the new segments.

•

2019 – Last year was our first full year of operations since completing the F&R transaction and restructuring our company into customer-focused segments. To date, we have spent over half of the $2 billion investment fund on acquisitions, including Integration Point, Confirmation, HighQ and FC Business Intelligence (now rebranded Reuters Events). On August 1, 2019, we and private equity funds affiliated with Blackstone agreed to sell Refinitiv to London Stock Exchange Group plc for a total enterprise value of approximately $27 billion (at the time of announcement). For more information about the transaction, please see the “Executive Summary – Proposed London Stock Exchange Group/Refinitiv Transaction” section of the management’s discussion and analysis section of this annual report.

As discussed in the “Executive Officers and Directors” section of this annual report, we announced the appointment of a new Chief Executive Officer and Chief Financial Officer effective on March 15, 2020.

Thomson Reuters Annual Report 2019

Customer Segments

Our business is a customer-focused structure organized into five reportable customer segments: Legal Professionals, Corporates, Tax & Accounting Professionals, Reuters News and Global Print. This structure allows us to focus on the customer and partner with them to solve challenges that they face in their businesses. For additional information about the results of operations of our customer segments, please see the management’s discussion and analysis section of this annual report.

Legal Professionals

Our Legal Professionals segment serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics. The following provides a summary of Legal Professionals’ 2019 revenues by type of customer.

Legal Professionals’ primary global competitors are LexisNexis (which is owned by RELX Group) and Wolters Kluwer. Legal Professionals also competes with Bloomberg Industry Group and other companies that provide legal and regulatory information, as well as Aderant and other companies that provide practice and matter management software. Legal Professionals also competes with client development providers and other service providers and start-ups that support legal professionals.

Corporates

Our Corporates segment serves our corporate customers, including the seven largest global accounting firms, with our full suite of offerings across legal, tax and regulatory and compliance functions. The following provides a summary of Corporates’ 2019 revenues by type of customer.

Corporates’ primary global competitors are Wolters Kluwer, Bloomberg and LexisNexis. Corporates also competes with focused software providers such as Avalara and MitraTech, and at times with large technology companies such as SAP, as well as the largest global accounting firms.

Thomson Reuters Annual Report 2019

Tax & Accounting Professionals

Our Tax & Accounting Professionals segment serves tax, accounting and audit professionals (other than professionals in the largest seven accounting firms, which are served by our Corporates segment) with software, content and services that help firms master their practices and provide better customer service in the areas of accounting and auditing, tax, payroll, firm management, marketing and staff training. The following provides a summary of Tax & Accounting Professionals’ 2019 revenues by type of customer.

Tax & Accounting Professionals’ primary competitor is the CCH business of Wolters Kluwer. Other competitors include Bloomberg Industry Group in tax research, and Intuit, Drake Software, CaseWare and Sage in professional software and services. Tax & Accounting Professionals also competes with software start-ups that serve tax, accounting and audit professionals.

Reuters News

Reuters is the world’s largest international multimedia news provider, reaching billions of people every day. It provides trusted business, financial, national and international news and intelligence to professionals through desktop terminals, the world’s media organizations, industry events and directly to consumers. In 2019, Reuters delivered approximately 2 million unique news stories, 1.5 million news alerts, 814,000 pictures and images and 129,000 video stories. Reuters also provides industry conferences through a recently acquired business, which is now known as Reuters Events.

Founded in 1851 and powered by nearly 2,500 journalists around the world, Reuters News has a reputation for speed, impartiality and insight. It is dedicated to upholding the Thomson Reuters Trust Principles and preserving independence, integrity and freedom from bias in the gathering and dissemination of news. For more information on the Thomson Reuters Trust Principles, please see the “Additional Information – Material Contracts – Thomson Reuters Trust Principles and Thomson Reuters Founders Share Company” section of this annual report.

Reuters’ primary competitors include the Associated Press, Agence France-Presse, Getty and Bloomberg.

Global Print

Global Print is a leading provider of information, primarily in print format, to legal and tax professionals, government (including federal, state, and local government lawyers and judges), law schools and corporations. The business serves customers in the United States, Canada, the United Kingdom, Europe, Australia, Asia and Latin America, as well as some emerging markets. Global Print’s primary global competitors are LexisNexis and Wolters Kluwer.

Thomson Reuters Annual Report 2019

Key Brands

Our customer-focused structure enables us to have broader conversations with our customers, with a more cohesive go-to-market approach. We believe that this focus will create opportunities to cross sell more of our products and services across their organizations, increase sales to existing customers, improve retention, and attract new customers. The following table provides information about our key brands and the target customer for each brand.

Brand	Type of Product/Service	Legal Professionals	Corporates	Tax & Accounting Professionals
Westlaw Westlaw Edge (U.S.) Sweet & Maxwell (UK) Aranzadi (Spain) La Ley (Argentina)

Legal, regulatory and compliance information-based products and services.

Westlaw is our primary online legal research delivery platform. Westlaw offers authoritative content, powerful search functionality and research organization, team collaboration features, and navigation tools to find and share specific points of law and search for analytical commentary.

Localized versions of online legal research services are provided in Argentina, Australia, Brazil, Canada, Chile, China, France, Hong Kong, India, Ireland, Japan, Malaysia, New Zealand, Paraguay, Peru, Singapore, South Korea, Spain, the United Kingdom, Uruguay and other countries. Through Westlaw International, we offer our online products and services to customers in markets where we do not offer a fully localized Westlaw service.

Practical Law Practical Law Connect	Legal know-how, current awareness and workflow tools with embedded guidance from expert practitioners. Practice notes, standard documents, checklists and What’s Market tools cover a wide variety of practice areas such as commercial, corporate, labor and employment, intellectual property, finance and litigation. Practical Law currently has offerings in the United Kingdom, United States, Canada, Australia and China.
CLEAR CLEAR Risk Inform PeopleMap	Public and proprietary records about individuals and companies with tools for immediately usable results.
HighQ	Cloud-based collaboration platform for the legal and regulatory market segment.
Checkpoint Checkpoint Edge (US & Canada)	Integrated tax and accounting information solution that addresses market disruption through integrated research, editorial insight, workflow productivity tools, online learning and news updates, along with intelligent links to related content and software.
FindLaw	Online legal directory, website creation and hosting services, law firm marketing solutions and peer rating services.
Elite 3E ProLaw Legal One Firm Central	Suites of integrated software applications that assist with business management functions, including financial and practice management, matter management, document and email management, accounting and billing, timekeeping and records management.

Thomson Reuters Annual Report 2019

Brand	Type of Product/Service	Legal Professionals	Corporates	Tax & Accounting Professionals
Legal Tracker	Online spend and matter management, e-billing, legal analytics services, and document storage, search, retrieval.
eDiscovery Point	Electronic discovery software solution.
Regulatory Intelligence	Information and software products that provide a single source for regulatory news, analysis, rules and developments, with global coverage of more than 400 regulators and exchanges.
Compliance Learning	Training programs that assist in changing behavior and supporting a culture of integrity and compliance.
ONESOURCE ONESOURCE Global Trade	Comprehensive global tax solution with local and country content focused on managing a company’s entire tax lifecycle, including direct and indirect tax compliance, indirect determination, tax accounting, transfer pricing documentation and calculations, trade and customs supporting global supply chain, trust taxation, tax information reporting, property tax, tax planning, and overall workflow and process management.
Confirmation	Cloud-based platform to automate the workflow of the confirmations process of an audit. Used by a global network of audit firms, banks and law firms to increase efficiency and reduce risk.
CS Professional Suite	Scalable, integrated suite of desktop and online software applications that encompass key aspects of a professional accounting firm’s operations, from collecting customer data and posting finished tax returns to the overall management of the accounting practice.
Onvio	International suite of cloud-based products that bring aspects of accounting firm operations into a single, accessible online platform, including for document management, file sharing and collaboration, time and billing, workpaper management and project management.

Additional Business Information

Corporate

Our corporate center seeks to foster a group-wide approach to management while allowing our business segments sufficient operational flexibility to serve their customers effectively. The corporate center’s primary areas of focus are strategy, capital allocation, technology operations and infrastructure and talent management. The corporate center is also responsible for overall direction on communications, investor relations, tax, accounting, finance, treasury and legal, and administers human resources services, such as employee compensation, benefits administration, share plans and training and development.

Our Operations & Enablement group unifies more than 10 core functions (most notably, our technology functions, commercial sales operations, real estate, and product and content development) into a single enterprise team. We believe that Operations & Enablement continues to provide us with a greater opportunity to accelerate our progress on scale and growth initiatives and allows us to sharpen our focus on allocating resources to our growth priorities.

Thomson Reuters Annual Report 2019

Technology

We believe we can make information more relevant, more personal and deliver it faster to our customers through the smart use of technology. By using shared platforms and working across our businesses, we are making our data more accessible and valuable for our customers, no matter how they access it. We are increasingly shifting more of our software from being on-premise installations to software-as-a-service (SaaS) or cloud-based offerings that provide customers with access through the Internet.

We believe that we are continually transforming our content, products, services and company to better meet our customers’ needs. We also continue to focus on securing our customer data and global systems as we implement and enhance our security programs.

Our Technology group is a unified enterprise made up of all our development, operations, content platforms, research and innovation teams.

We operate a Technology Centre in Toronto which is dedicated to developing the next generation of products and capabilities for our global customers. We also continue to operate Thomson Reuters Labs facilities to provide us with greater proximity to our customers and partners and to collaborate on data-driven innovation and research. Our Thomson Reuters Lab in Switzerland includes an Incubator program that offers start-up companies a physical base and access to our solutions while providing us with greater insight into emerging technologies.

Research and Development

Innovation is essential to our success and is one of our primary bases of competition. Research & Development (R&D), part of Thomson Reuters Labs, performs computer science research and practical development in areas of cognitive computing, including machine learning and artificial intelligence (AI). This group leads our Centre for AI and Cognitive Computing in Toronto.

Our teams are at the driving edge of how emerging technologies like machine learning, big data, cloud and blockchain can be applied to the distinct challenges of the industries and customers that we serve. We believe that we are uniquely positioned to combine these technologies with the intelligence and human expertise that our customers need to find trusted answers.

Digital Transformation

We have been a pioneer of digital product development for decades. As part of our customer experience transformation, we are creating a more holistic online experience, making it easier for our customers to find, buy and get the most out of our products and interact with Thomson Reuters digitally. In 2019, we improved upon the digital capabilities for some customer renewals and on our MyTR service. We plan to continue investing in further improvements to our digital platforms in 2020.

Intellectual Property

Many of our products and services are comprised of information delivered through a variety of media, including online, software-based applications, smartphones, tablets, books, journals and dedicated transmission lines. Our principal IP assets include patents, trademarks, trade secrets, databases and copyrights in our content. We believe that our IP is sufficient to permit us to carry on our business as presently conducted. We also rely on confidentiality agreements to protect our rights. We continue to apply for and receive patents for our innovative technologies. Additionally, we continue to acquire patents through the acquisition of companies. We also obtain significant content and data through third party licensing arrangements with content providers. We have registered a number of website domain names in connection with our online operations, and protect our trademarks with registrations, where appropriate.

Sales and Marketing

We primarily sell our products and services directly to our customers. In addition, we sell some of our products and services online directly to customers. Focusing more of our marketing and sales efforts on digital platforms and propositions has allowed us to broaden our range of customers and reduce sales and marketing costs. Some of our products and services are also sold through partners and authorized resellers.

Thomson Reuters Annual Report 2019

Social Impact

We post a social impact report on our website, www.thomsonreuters.com, which highlights our progress and performance related to responsible business practices.

At Thomson Reuters, access to justice and transparency are at the heart of everything we do. We help create the backbone of legal and tax systems, providing information that supports objective and fair outcomes. We seek to inform and empower people around the world, sharing our skills and knowledge to support journalism’s sustainable future. We partner with our employees, customers and partners to create opportunities for innovation, community investment, volunteer impact and sustainable corporate citizenship.

In 2019, we implemented various innovative programs for our employees, our Foundation and partners. We examined the legal sector’s capacities and duties in promoting peace, justice and strong institutions while bringing our customers and partners to the table with the United Nations Global Compact and the Thomson Reuters Foundation TrustLaw group. We brought media literacy and press freedom front and center through partnerships with the National Association for Media Literacy Educators and the Reporter’s Committee for Freedom of the Press. And, on Earth Day, we announced our commitment to becoming fully carbon neutral, a goal that we achieved in 2019. We did this while maintaining our strong base of employee engagement and volunteerism. We plan to strengthen and build on our social impact programs through continued partnership with our employees, customers and partners.

Our strategic approach, guided by the Thomson Reuters Trust Principles and underpinned by our Code of Business Conduct and Ethics, is at the core of our purpose and values. We are dedicated to upholding the Thomson Reuters Trust Principles and to preserving our independence, integrity and freedom from bias in the gathering and dissemination of information and news. You can read more about the Trust Principles later in this annual report.

In 2019, our aligned impact strategy was honored at the United Nations General Assembly with the UN Global Compact SDG Pioneer Award for Business Accountability and Transparency. We are members of the United Nations Global Compact and this commitment makes us accountable to the Ten Principles and informs our support of the Sustainable Development Goals (SDGs).

We foster an inclusive workplace

Diversity drives innovation and connects us to our customers and communities. We sustained our focus on three strategic pillars – inclusive workplace, diverse talent and customers and brand. In 2019, we encouraged our employees worldwide to self-identify in our HR system to better inform our action plans and programs for underrepresented groups and to help us advance inclusion in the workplace. Last year, we also heightened our efforts to develop, mentor and advance women for leadership positions. Women represented 34% of our senior leadership positions in 2019, just below our goal of 40% by the end of 2020.

We continue to collaborate with sales and marketing teams to enable a deeper connection with our customers through our diversity and inclusion thought leadership and best practices. In 2019, we received various awards and recognitions including 100% scores on both the Human Rights Campaign Foundation’s Corporate Equality Index and Disability Equality Index by Disability:IN; a third place ranking in the Top 50 Inclusive Companies in the UK and a fifth place ranking for Top Employers for LGBT+ Inclusion in Hong Kong by the Hong Kong LGBT+ Inclusion Index.

We are committed to sustainable goals

We are committed to ongoing measurement and management of our own emissions and environmental impacts and continue to identify ways to further assess, monitor and improve our carbon footprint. In 2019, we committed to three ambitious sustainability goals: carbon neutrality in 2019; moving to 100% renewable energy integration in 2020; and developing science-based targets in line with global international standards. We are proud to have achieved full carbon neutrality in 2019, while engaging thousands of our employees through discussions and innovation competitions to drive sustainability conversations throughout the business in 2020 and beyond.

We make a difference in our communities

In 2019, our employees continued to make a social impact by investing over 116,000 volunteer hours in their communities. In addition, our global volunteer networks offered employees Hour Power events and multiple volunteer opportunities in support of the UN Sustainable Development Goals (SDGs). Employees continued to utilize our matching gifts program to double the impact of their charitable donations and submitted volunteer grants to obtain charitable grants for their volunteer time. Group volunteering efforts were also recognized by our Community Champion Grants program.

Thomson Reuters Annual Report 2019

Our Thomson Reuters Foundation

The Thomson Reuters Foundation works to advance media freedom, raise awareness of human rights issues, and foster more inclusive economies. Through news, media development, free legal assistance and convening initiatives, the Foundation combines its unique services to drive systemic change. Its mission is to inspire collective leadership, empowering people to shape free, fair and informed societies. Additional information on the Foundation can be found at www.trust.org.

Acquisitions and Dispositions

Acquisitions - In 2018, we set aside approximately $2 billion from the proceeds of the F&R transaction for future acquisitions and we have approximately $800 million remaining in that reinvestment fund. Acquired businesses can strengthen our offerings and enable us to extend our platform with new capabilities that we believe will provide opportunities to expand our positions, better serve our customers and supplement our organic growth. Generally, the businesses that we acquire initially have lower margins than our existing businesses, largely reflecting the costs of integration.

In July 2019, we acquired Confirmation, a provider of digital audit confirmation services to accounting firms, banks and law firms, and HighQ, a provider of collaboration tools to the legal and regulatory market segments. In October 2019, we acquired FC Business Intelligence, a global business-to-business events specialist that was rebranded as Reuters Events.

Dispositions - As part of our continuing strategy to optimize our portfolio of businesses and ensure that we are investing in parts of our business that offer the greatest opportunities to achieve growth and returns, we have sold a number of businesses during the last several years. In 2018, we sold 55% of our former F&R business to private equity funds affiliated with Blackstone for approximately $17 billion and retained a 45% interest in the new company, which is now known as Refinitiv. In August 2019, we and private equity funds affiliated with Blackstone agreed to sell Refinitiv to LSEG in an all share transaction for a total enterprise value of approximately $27 billion (at the time of announcement). For more information about the transaction, please see the “Executive Summary – Proposed London Stock Exchange Group/Refinitiv Transaction” section of the management’s discussion and analysis section of this annual report. In 2019, we also sold several small businesses which were not compatible with our strategy.

For more information on acquisitions and dispositions that we made in the last two years, please see the management’s discussion and analysis section of this annual report.

Employees

The following table sets forth information about our employees as of December 31, 2019.

By Region
Americas	15,800
Asia Pacific	5,100
Europe, Middle East and Africa (EMEA)	3,500
By Unit
Legal Professionals	3,100
Corporates	1,500
Tax & Accounting Professionals	1,300
Global Print	600
Reuters News	2,700
Product & Editorial	3,000
Operations & Enablement	7,000
Corporate Center (Enabling Functions)	2,200
Other(1)	3,000
Thomson Reuters	24,400

(1) Reflects employees in our Latin America, Asia and Emerging Markets and Government businesses.

Thomson Reuters Annual Report 2019

We believe that we generally have good relations with our employees, unions and work councils, although we have had disputes from time to time with the various unions that represent some of our employees. Our senior management team is committed to maintaining good relations with our employees, unions and works councils.

Properties and Facilities

We own and lease office space and facilities around the world to support our businesses. We believe that our properties are in good condition and are adequate and suitable for our present purposes. The following table provides summary information about our principal properties as of December 31, 2019.

Facility	Approx. Sq. Ft.	Owned/Leased	Principal Use
610 Opperman Drive, Eagan, Minnesota, United States	2,792,000	Owned	Legal Professionals headquarters and operating facilities
2395 Midway Road, Carrollton, Texas, United States	409,150	Owned	Tax & Accounting Professionals and Corporates headquarters and operating facilities
6300 Interfirst Drive, Ann Arbor, Michigan, United States	247,250	Owned	Tax & Accounting Professionals operating facility
3 Times Square, New York, New York, United States	142,200	Owned/subleased(1)	Corporates and Reuters News operating facility
5 Canada Square, London, United Kingdom	165,000	Subleased(2)	Legal Professionals, Tax & Accounting Professionals and Reuters News operating facility
333 Bay Street, Toronto, Ontario, Canada	59,250(3)	Leased	Thomson Reuters headquarters and Legal Professionals operating facilities
Landis & Gyr 3, Zug, Switzerland	50,250	Leased	Enterprise Centre

(1)	The landlord (3XSQ Associates) is an entity owned by one of our subsidiaries and Rudin Times Square Associates LLC. 3XSQ Associates was formed to build and operate the 3 Times Square property. Our ownership interest in this property was retained in connection with the F&R transaction and the primary lease (which covers approximately 690,000 sq. ft.) was transferred to Refinitiv. We are utilizing approximately 124,000 sq. ft. from Refinitiv.
(2)	The primary lease (which covers approximately 353,000 sq. ft.) is held by Refinitiv. We are utilizing approximately 164,712 sq. ft. from Refinitiv.
(3)	Represents our net occupied area. Our main lease is for 86,250 sq. ft. and we subleased 22,000 sq. ft. to Refinitiv and 5,000 sq. ft. to a third party.

Thomson Reuters Annual Report 2019

Risk Factors

The risks and uncertainties below represent the risks that our management believes are material. If any of the events or developments discussed below actually occurs, our business, financial condition or results of operations could be adversely affected. Other factors not presently known to us or that we presently believe are not material could also affect our future business and operations.

We may be adversely affected by uncertainty, downturns and changes in the markets that we serve, in particular in the legal, tax and accounting industries.

We operate in a dynamic external environment that is rapidly shifting due to innovation in technology, evolving and increasing global regulation, information proliferation and a generation of new users. While we believe that we operate in attractive market segments, our performance depends on the financial health and strength of our customers, which in turn is primarily dependent on the general economy in the United States (79% of our 2019 revenues) and secondarily on the general economies in Europe, Asia Pacific, Canada and Latin America. Economic uncertainty, downturns and changes could result in cost-cutting, reduced spending or reduced activity by our customers.

Because a high proportion of our revenues are recurring (78% of our 2019 revenues), we believe that our revenue patterns are generally more stable compared to other business models that primarily involve the sale of products in discrete or one-off arrangements. However, this also means that there is often a lag in realizing the impact of current sales or cancellations in our reported revenues, as we recognize revenues over the term of the arrangement. Because of this lag effect, our revenues are typically slower to decline when economic conditions worsen, but are also often slower to return to growth when economic activity improves, as compared to other businesses that are not subscription-based. Our transactions revenues (10% of our 2019 revenues), which include professional fees from service and consulting arrangements, are more likely to fluctuate in a particular period when economic conditions worsen.

Uncertainty, downturns and changes that impact our business can also arise as a result of conditions in global financial markets, changes in laws and regulations, political conditions and election outcomes, terrorist acts, natural disasters and public health crises (such as epidemics and pandemics). At this time, we are monitoring the potential impact of the coronavirus and we currently do not believe that it will have a material impact on our business in the near term. We also do not believe that the U.K.’s recent exit from the European Union (Brexit) will have a material impact on our business.

In 2019, we derived 78% of our revenues from our Legal Professionals, Corporates and Tax & Accounting Professionals businesses, which primarily serve professionals in the legal, tax and accounting industries. Global uncertainty and changing economic conditions can impact these industries. Power continues to shift from law firms to their corporate customers. Larger law firms in particular continue to be challenged in their efforts to increase revenue growth as corporate counsels limit increases in billing rates and hours, keep more work in-house in an effort to deliver greater business value and insights internally, and insist on increased transparency and efficiency from law firms. This has caused a number of law firms to increase their focus on increasing efficiency, transition away from high cost working practices and provide more transparency to clients as they continue to shift away from time-based billing. Accounting firms are experiencing commoditization in audit and tax compliance and are looking to expand into more profitable advisory services.

Thomson Reuters Annual Report 2019

Technology is also changing how legal, tax and accounting professionals work, including by automating a greater number of tasks and empowering more efficient service delivery. The evolving regulatory landscape is also enabling new types of services, which can benefit our Legal Professionals, Corporates and Tax & Accounting Professionals segments. However, some types of legal or regulatory changes could also result in reduced demand for certain products or services. While we have been allocating greater amounts of capital to our solutions offerings across the Legal Professionals, Corporates and Tax & Accounting Professionals segments that we believe present the highest growth opportunities, a future decline in U.S. online revenues associated with these segments could adversely affect our profitability and cash flows.

Cost-cutting, reduced spending or reduced activity by any of our customer segments may decrease demand for, and usage of, some of our products and services. This could adversely affect our financial results by reducing our revenues, which could in turn reduce the profitability of some of our products and services. Cost-cutting by customers has also caused us to further simplify our organization and take additional steps beyond those we might otherwise take to optimize our own cost structure as a means to maintain or improve profitability.

As expected, Global Print (12% of our 2019 revenues) experienced a 3% revenue decline (in constant currency) in 2019, as customers continued to migrate from traditional print formats to digital solutions. An accelerated decline in Global Print revenues could adversely affect our profitability (as Global Print has higher margins than our overall business) as well as our cash flows.

Relative to our Reuters News business, the media sector continues to transform, with the traditional news agency business declining. While demand in the financial professional segment is growing, Reuters News is limited in its ability to participate in a number of sectors due to its exclusive agreement with Refinitiv.

We operate in highly competitive markets and may be adversely affected by this competition.

The markets for our information, software, services and news are highly competitive and are subject to rapid technological changes and evolving customer demands and needs. As the competitive landscape changes, our customers increasingly look to us to help them conduct research more efficiently, automate repeatable professional tasks and manage their businesses more efficiently by combining information, technology and human expertise to provide trusted answers.

•

Many of our principal competitors are established companies and firms that have substantial financial resources, recognized brands, technological expertise and market experience and these competitors sometimes have more established positions in certain product segments and geographic regions than we do. Some firms which compete with us have traditionally been our customers as well as go-to-market partners. Some larger companies that compete with us, such as enterprise resource planning (ERPs) companies, have large installed customer bases.

•

We also compete with smaller and sometimes newer companies, some of which seek to differentiate themselves from the breadth of our offerings by being specialized, with a narrower focus than our company. As a result, they may be able to adopt new or emerging technologies, including AI and analytic capabilities, or address customer requirements more quickly than we can. New and emerging technologies can also have the impact of allowing start-up companies to enter the market more quickly than they would have been able to in the past.

•

In recent years, more public sources of free or relatively inexpensive information have become available (particularly online) and this trend is expected to continue. Some governmental and regulatory agencies have increased the amount of information they make publicly available at no cost. Several companies and organizations have made certain legal and tax information publicly available at no cost. “Open source” software that is available for free may also provide some functionality similar to that in some of our products.

•

We may also face increased competition from search providers that could pose a threat to some of our businesses by providing more in-depth offerings, adapting their products and services to meet the demands of their customers or combining with one of their traditional competitors to enhance their products and services.

To better serve the needs of their existing customers and to attract new customers, our competitors continue to:

•	enhance and improve their products and services (such as by adding new content, analytics and software);

•	develop new products and services;

Thomson Reuters Annual Report 2019

•	invest in technology, including more software-as-a-service (SaaS) or cloud-based offerings; and

•	acquire additional businesses and partner with other businesses in key sectors that will allow them to offer a broader array of products and services.

Some of our competitors are also aggressively marketing their products as a lower cost alternative and offering price incentives to acquire new business, although we believe that many of our customers continue to see the value and enhancements reflected in our content, software, services and other offerings that sometimes results in a higher price. As some of our competitors are able to offer products and services that may be viewed as more cost effective than ours or which may be seen as having greater functionality or performance than ours, the relative value of some of our products or services could be diminished. Public sources of free or relatively inexpensive information may reduce demand for our products and services if certain customers choose to use these public sources as a substitute for our products or services.

Competition may require us to reduce the price of some of our products and services (which may result in lower revenues) or make additional capital investments (which might result in lower profit margins). If we are unable or unwilling to reduce prices or make additional investments for some of our products and services in the future, we may lose customers and our financial results may be adversely affected. Some of our current or future products or services could also be rendered obsolete as a result of competitive offerings and new technologies.

In addition, some of our customers have in the past and may decide again to develop independently certain products and services that they obtain from us, including through the formation of partnerships or consortia. If more of our customers become self-sufficient, demand for our products and services may be reduced. If we fail to compete effectively, our revenues, profitability and cash flows could be adversely affected.

Fraudulent or unpermitted data access or other cyber-security or privacy breaches may cause some of our customers and the public to lose confidence in our security measures and could result in decreased sales and increased costs for our company.

Similar to other global multinational companies that provide online software and solutions and also due to the prominence of our Reuters News business, we experience cyber-threats and cyber-attacks that could negatively impact our systems. Cyber-threats vary in technique and sources, are persistent, frequently change and are increasingly more sophisticated, targeted and difficult to detect and prevent. We are also dependent on security measures that some of our third-party suppliers and customers are taking to protect their own systems, infrastructures and cloud-based applications and services.

We have a dedicated team who is continually evaluating our security posture and mitigating risks as part of our information security program. While we have dedicated resources at our company who are responsible for maintaining appropriate levels of cyber-security and protecting our customers’ data and our internal data, our services and underlying infrastructure may in the future be compromised or breached, including by:

•	third party “phishing” attempts to induce employees or suppliers into disclosing sensitive information or other information to gain access to sensitive data;

•	cyber-attacks on our internally built infrastructure on which many of our service offerings function;

•

vulnerabilities existing in our products, new technologies or newly acquired or integrated businesses (which may arise in software that we have developed or licensed/acquired from third parties), some of which may be undetected and only discovered after an extended period of time and after installation or integration by our company or our customers;

•	actions by individuals or groups of hackers and sophisticated organizations, including state-sponsored organizations or nation-states;

•	attacks on, or vulnerabilities in underlying networks and services that power the Internet, most of which are not under our control or the control of our vendors, partners or customers; and

•	human errors by employees, contractors or customers or intentional acts that compromise our security solutions.

None of these threats and related incidents to date have resulted in a material adverse impact for our business. We seek to mitigate these risks through our ability to escalate and respond to known and potential risks through our Enterprise Security Incident Management processes. While we maintain what we believe is sufficient insurance coverage that may (subject to certain

Thomson Reuters Annual Report 2019

policy terms and conditions including self-insured deductibles) cover certain aspects of third party security and cyber-risks and business interruption, our insurance coverage may not always cover all costs or losses and it does not extend to any reputational damage or costs incurred to improve systems as a result of these types of incidents.

Many of our third-party suppliers, including certain hosted software applications that we use for confidential data storage, employ cloud computing technology for storage and service delivery. These providers’ cloud computing systems may be susceptible to cyber-incidents, such as intentional cyber-attacks to access or obtain sensitive data or inadvertent cyber-security compromises which are outside of our control. Additionally, our outsourcing of certain functions requires us to sometimes grant network access to third party suppliers. If our third party suppliers do not maintain adequate security measures, do not require their sub-contractors to maintain adequate security measures or do not perform as anticipated and in accordance with contractual requirements, personal data of customers, employees or other individuals could be compromised and we may experience operational difficulties, loss of intellectual property rights or other sensitive data, loss of customer trust and increased costs, all of which could adversely impact our brand and reputation and materially impact our business and results of operations. In addition, if a customer experiences a data security breach that results in the misappropriation of some of our proprietary business information, our company’s reputation could be harmed, even if we were not responsible for the breach.

We collect, store, use and transmit sensitive data, including public records, intellectual property, our proprietary business information and personal data of our customers, employees, business partners and other individuals on our networks. A number of our customers and suppliers also entrust us with storing and securing their own confidential data and information. Our businesses include certain subscription-based screening products which we sell to institutional customers and governments to enable them to satisfy various regulatory obligations. Any fraudulent, malicious or accidental breach of our data security could result in unintentional disclosure of, or unauthorized access to, third party, customer, vendor, employee or other confidential or sensitive data or information, which could potentially result in additional costs to our company to enhance security or to respond to occurrences, lost sales, violations of privacy or other laws, penalties, fines, regulatory action or litigation. In addition, media or other reports of perceived security vulnerabilities to our systems or those of our third-party suppliers, even if no breach has been attempted or occurred, could adversely impact our brand and reputation and materially impact our business and results of operations.

Misappropriation, improper modification, destruction, corruption or unavailability of data and information, or ransom demands due to cyber-attacks or other security breaches, could damage our brand and reputation. Customers and the public could lose confidence in our security measures and reliability, which would harm our ability to retain customers and gain new ones. We could also face litigation or other claims from impacted individuals as well as substantial regulatory sanctions or fines. If any of these were to occur, it could have a material adverse effect on our business and results of operations.

We rely heavily on our own and third party data centers, network systems, telecommunications and the Internet and any failures or disruptions may adversely affect our ability to serve our customers and could negatively impact our revenues and reputation.

Most of our products and services are delivered electronically and our customers depend on our ability to receive, store, process, transmit and otherwise rapidly handle very substantial quantities of data and transactions on computer-based networks. Our customers also depend on the continued capacity, reliability and security of our data centers, networks, telecommunications and other electronic delivery systems, including websites and the Internet. Our employees also depend on these systems for our internal use. We are increasingly shifting more of our software from being on-premise installations to software-as-a-service (SaaS) or cloud-based offerings that provide customers with access through the Internet.

Upon the closing of the F&R transaction, most of our company’s data centers and many of our network systems transferred to Refinitiv. Under a transition services agreement, Refinitiv agreed to provide Thomson Reuters with data center services through September 30, 2020 and various network services through September 30, 2021 (and we agreed to provide certain data center and network services to Refinitiv through those dates). As a result, many of our businesses are largely dependent on Refinitiv for continued reliable and secure services in these areas. We are seeking to efficiently exit these data center and network arrangements prior to that time. Refinitiv is not obligated to continue providing data center or network services following the termination of the transition services agreement on commercially reasonable terms, or at all, and it is possible that we will not be able to switch our operations to other providers in a timely and cost effective manner if the need arises. If we are unable to maintain or renegotiate commercially acceptable arrangements with Refinitiv to provide data center or network services or find

Thomson Reuters Annual Report 2019

substitutes or alternative sources, our business could be adversely affected. As part of our company’s plans to completely separate from Refinitiv, we are deploying a new global network and continue to implement various new enterprise systems during 2020. These changes could result in unforeseen network or system failures or breaches.

Any significant failure, compromise, cyber-breach or interruption of our systems, including operational services, loss of service from third parties, sabotage, break-ins, war, terrorist activities, human error, natural disaster, power or coding loss and computer viruses, could cause our systems to operate slowly or could interrupt service for periods of time. While we have (and Refinitiv has) disaster recovery and business continuity plans that utilize industry standards and best practices, including back-up facilities for primary data centers, a testing program and staff training, the systems are not always fully redundant and disaster recovery and business continuity plans may not always be sufficient or effective. To the extent that our telecommunications, information technology systems, cloud-based service providers or other networks are managed or hosted by third parties, we would need to coordinate with these third parties to resolve any issues. In the past when we have experienced slow operation of our systems or service interruptions, some of our products, services or websites have been unavailable for a limited period of time, but none of these occurrences have been material to our business.

Our ability to effectively use the Internet may also be impaired due to infrastructure failures, service outages at third party Internet providers or increased government regulation. In addition, we are facing significant increases in our use of power and data storage. We may experience shortage of capacity and increased costs associated with such usage. These events may affect our ability to store, process and transmit data and services to our customers.

If we are unable to develop new products, services, applications and functionalities to meet our customers’ needs, attract new customers and retain existing ones, expand into new geographic markets and identify areas of higher growth, our ability to generate revenues or achieve higher levels of revenue growth in the future may be adversely affected.

Our growth strategy involves developing new products, services, applications and functionalities in a timely and cost effective manner to meet our customers’ needs, anticipating and responding to industry trends and technological changes, and maintaining a strong position in the sectors that we serve. We are currently prioritizing investments to fund our push to platforms, drive organic investments to expand in software, and selectively use acquisitions that we expect to contribute to the accelerated execution of our strategy. We are also seeking to further improve customer and digital experiences and our sales and marketing expertise, and continue to simplify the organization.

•

We continue to allocate more resources and increasing investments in opportunities in our portfolio of businesses that we believe have the highest potential for strategic growth. While we are confident that this focus will lead to increased revenues, there is no assurance that we will be successful in increasing our company’s overall revenue growth in the future.

•

Disruptive and new technologies such as AI, machine automation, data synthesis, blockchain and user-generated capabilities are creating a need to adapt rapidly to the shifting landscape. Customers are also seeking more cloud-based solutions. While we are focused on these changes to the technological landscape, if we fail to adapt, or do not adapt quickly enough, our financial condition and results of operations could be adversely impacted.

•

Growth in today’s business environment has required us to explore different business models than we have in the past. We have been increasing our focus on driving growth through more collaboration and stronger relationships with both established and emerging companies and incubators. Some of these initiatives combine another company’s technology, data or other capabilities with our products and services. All of these initiatives involve a number of risks, including the risk that the expected synergies will not be realized, that the expected results will not be achieved, that a new initiative may conflict or detract from our existing businesses or that security measures may not be adequate. While we believe these initiatives will be attractive to our customers, allow us to innovate more quickly and build sales channels in segments that we could not have reached as quickly on our own, we are unable to provide any assurances that these initiatives will increase our revenue growth.

Over the last few years, we have made significant investments designed to improve and enhance the functionality and performance of a number of our key products, such as Westlaw Edge, Checkpoint Edge, Elite 3E, Practical Law, Onvio and ONESOURCE. We have also successfully migrated customers from legacy offerings to our current propositions and continued to enhance the reliability and resiliency of the technology infrastructure that we use to deliver products and services. However, if our customers’ adoption rates for existing and new products and services are lower than our expectations, our revenues may be lower and our results of operations may be adversely affected.

Thomson Reuters Annual Report 2019

Some of our businesses, in particular Legal Professionals, Corporates and Tax & Accounting Professionals, continue to evolve towards becoming greater providers of software and solutions to our customers as part of an ongoing transformation from focusing primarily on providing content, data and information. Solutions often are designed to integrate our core content, data and information with software and workflow tools. While we believe that transitioning a greater part of our business to software and solutions will help us increase customer value, create growth, diversify business mix and differentiate us from competitors, operating a business with a greater percentage of software and solutions may result in lower profit margins.

As we focus on organic revenue growth, it may take us a longer period of time and we may need to incur greater costs to develop new products, services, applications and functionalities to meet needs of customers, attract new customers or expand into these markets. If we are unable to do so, our ability to increase our revenues may be adversely affected.

Historically, our customers accessed our web-based products and services primarily through desktop computers and laptops. Over the last few years, Internet use through smartphones, tablets, wearables, voice-activated speakers and television streaming devices has increased significantly. Applications or “apps” have also experienced significant growth and popularity. As a result of this shift, we have been focused on developing, supporting and maintaining various products and services on different platforms and devices (some of which complement traditional forms of delivery). If our competitors are able to release alternative device products, services or apps more quickly than we are able to, or if our customers do not adopt our offerings in this area, our revenues and retention rates could be adversely affected.

We may be adversely affected by changes in legislation and regulation related to privacy, data security, data protection and other areas, which may impact how we provide products and services and how we collect and use information.

Legislative and regulatory changes that impact our customers’ industries also impact how we provide products and services to our customers.

Laws relating to privacy, data security, data protection, anti-money laundering, electronic and mobile communications, e-commerce, direct marketing and digital advertising and the use of public records have become more prevalent and developed in recent years.

In the ordinary course of business, we collect, store, use and transmit certain types of information that are subject to an increasing number of different laws and regulations. In particular, data security, data protection and privacy laws and regulations that we are subject to often vary by jurisdiction and include, without limitation, the General Data Protection Regulation (GDPR) and various U.S. state and federal laws and regulations. These laws and regulations are continuously evolving and complying with applicable laws and regulations involves significant costs and time.

•

In 2018, the GDPR introduced new data protection requirements and related compliance obligations in the E.U. and significantly increased fines for breaches. Serious breaches of the GDPR can result in administrative fines of up to 4% of annual worldwide revenues and fines up to 2% of annual worldwide revenues can be imposed for other types of violations.

•

In January 2020, the California Consumer Privacy Act (CCPA) came into effect, resulting in new requirements for the handling of personal data and providing consumers with new data privacy rights. Violations of the CCPA can result in civil penalties and provides consumers with a private right of action for data breaches, which may increase data breach litigation. Other U.S. state and federal legislative and regulatory bodies have implemented or are considering similar legislation, which, if passed, could create more risks, compliance complexity and potential costs for us.

•

In the European Union, proposed legislation known as the Regulation on Privacy and Electronic Communications, or ePrivacy Regulation, would replace an EU regulation known as the ePrivacy Directive. The ePrivacy Regulation is focused on privacy regarding electronic communications services and data processed by electronic communications services. The ePrivacy Regulation is still under development and in draft form and the timeline for adoption and effectiveness is unclear. The ePrivacy Regulation may require us to further modify some of our data practices and compliance could result in additional costs for our company.

Some of these laws and regulations include a “right to be forgotten”, a right for individuals to opt out or object to having their data shared with third parties and a right to be informed about what data about them is being shared. The viability and perceived value of some of our screening products could be adversely impacted through the exercise of these rights.

Thomson Reuters Annual Report 2019

We are also subject to data localization laws in certain countries, which require us to store and process certain types of data within a particular country. The regulatory landscape in various countries where we operate continues to evolve and sometimes includes strict local rules regarding the use (or restrictions on use) of encryption technologies as well as broad governmental rights related to Internet monitoring and regulation of Internet transmissions.

Existing, new and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts, may:

•	Impose limits on our collection and use of certain kinds of information and our ability to communicate such information effectively to our customers;

•	Increase our cost of doing business or require us to change some of our existing business practices; and

•	Conflict on a global basis (such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar laws).

Governmental action can also create some legal uncertainties and it is difficult to predict in what form laws and regulations will be adopted, changed or repealed, how they will be construed by the relevant courts, or the extent to which any changes might adversely affect us.

Although we have implemented policies and procedures that are designed to ensure compliance with applicable laws, rules and regulations, we could be subject to penalties as well as reputational harm for any violations.

If we are unable to successfully adapt to organizational changes and effectively implement strategic initiatives, our reputation and results of operations could be impacted.

We have experienced, and are in the midst of experiencing, significant organizational changes.

•	In October 2018, we completed the sale of a 55% interest in our F&R business (now Refinitiv). When the transaction closed, we split our workforce between Thomson Reuters and the Refinitiv partnership.

•

2019 was our first full year of operations since completing the Refinitiv transaction and restructuring our company into customer-focused segments. During 2019, we promoted and hired several new leaders and members of senior management.

•

In February 2020, we announced the appointments of a new Chief Executive Officer and Chief Financial Officer effective on March 15, 2020. For additional information, please see the “Executive Officers and Directors” section of this annual report.

•

As part of our simplification and transformation initiatives, we have reduced staff, consolidated various technology platforms and content assets, standardized internal processes, outsourced various activities, and consolidated various offices/real estate around the world. In 2019, we also created a flatter organization by reducing our management layers.

Our ability to successfully manage organizational changes is important for our future business success. In particular, our reputation and results of operations could be harmed if employee morale, engagement or productivity decline as a result of organizational or simplification changes.

Furthermore, we may not realize cost savings and synergies that we expect to achieve from our strategic initiatives due to a variety of risks, including, but not limited to, operational challenges across impacted business segments, difficulties in integrating shared services with our business, higher than expected employee severance or retention costs, higher than expected overhead expenses, delays in the anticipated timing of activities related to our initiatives and other unexpected costs associated with operating our business. If we are unable to achieve the cost savings or synergies that we expect to achieve from our strategic initiatives, it could adversely affect our profitability and related margins.

Thomson Reuters Annual Report 2019

If we do not continue to attract, motivate and retain high quality management and key employees, we may not be able to execute our strategies.

The completion and execution of our strategies depends on our ability to continue to attract, motivate and retain high quality management and employees across all of our businesses. We compete with many businesses that are seeking skilled individuals, particularly those with experience in technology, data science, digital marketing, cognitive computing and AI. Competition for professionals in our Legal Professionals, Corporates and Tax & Accounting Professionals segments in particular can also be intense as other companies seek to enhance their positions in our market segments. Future organizational changes could also cause our employee attrition rate to increase. If we are unable to continue to identify or be successful in attracting, motivating and retaining the appropriate qualified personnel for our businesses, it could adversely affect our ability to execute our strategies.

We may be unable to derive fully the anticipated benefits from our existing or future acquisitions, joint ventures, investments or dispositions.

While we are focused on growing our businesses organically, acquisitions remain an important part of our growth strategy to expand and enhance our products, services and customer base and to enter new geographic areas. We set aside approximately $2 billion of the F&R transaction proceeds for future acquisitions and approximately $800 million is remaining in that reinvestment fund. Over the last 18 months, we acquired Integration Point, Confirmation, HighQ and FC Business Intelligence. Integration Point is helping build workflow platforms in our Global Trade Management offerings. Confirmation is doing the same for our Tax & Accounting Professionals solutions and HighQ is anticipated to be a cornerstone upon which we build software platforms for our Legal Professionals and Corporates business. FC Business Intelligence, which is now known as Reuters Events, provides us with a greater presence in the specialized professional events space.

In the future, we may not be able to successfully identify attractive acquisition opportunities or make acquisitions on terms that are satisfactory to our company from a commercial perspective. In addition, competition for acquisitions in the industries in which we operate during recent years has escalated, and may increase costs of acquisitions or cause us to refrain from making certain acquisitions. We may also be subject to increasing regulatory scrutiny from competition and antitrust authorities in connection with acquisitions. Achieving the expected returns and synergies from existing and future acquisitions will depend in part upon our ability to integrate the products and services, technology, administrative functions and personnel of these businesses into our segments in an efficient and effective manner. We cannot assure you that we will be able to do so, or that our acquired businesses will perform at anticipated levels or that we will be able to obtain these synergies. Management resources may also be diverted from operating our existing businesses to certain acquisition integration challenges. If we are unable to successfully integrate acquired businesses, our anticipated revenues and profits may be lower. Our profit margins may also be lower, or diluted, following the acquisition of companies whose profit margins are less than those of our existing businesses. Certain acquisitions may initially incur losses which would reduce our earnings per share in certain periods.

We have also historically decided from time to time to dispose of assets or businesses that are no longer aligned with strategic objectives or our current business portfolio. These transactions may involve challenges and risks. There can be no assurance that future divestitures will occur, or if a transaction does occur, there can be no assurance as to the potential value created by the transaction. The process of exploring strategic alternatives or selling a business could also negatively impact customer decision-making and cause uncertainty and negatively impact our ability to attract, retain and motivate key employees. Any failures or delays in completing divestitures could have an adverse effect on our financial results and on our ability to execute our strategy. Although we have established procedures and processes to mitigate these risks, there is no assurance that these transactions will be successful. In addition, we expend costs and management resources to complete divestitures and manage post-closing arrangements. Completed divestitures may also result in continued financial involvement in the divested business, such as through guarantees, indemnifications, transition services arrangements or other financial arrangements, following the transaction.

Thomson Reuters Annual Report 2019

Operating globally involves challenges that we may not be able to meet and that may adversely affect our ability to grow.

In 2019, we earned 79% of our revenues in the U.S. However, as part of our globalization efforts, we operate regional teams, particularly in emerging markets, that work across our segments to combine local expertise with global capabilities to address specific customer needs. We sometimes modify existing products and services for local markets, but we also develop specifically for local markets. As of December 31, 2019, approximately 53% of our employees were located outside of the United States.

We believe that there are advantages to operating globally, including a proportionately reduced exposure to the market developments of a single country or region. However, there are certain risks inherent in doing business globally which may adversely affect our business and ability to grow. These risks include:

•	Difficulties in penetrating new markets due to established and entrenched competitors;

•	Difficulties in developing products and services that are tailored to the needs of local customers;

•	Lack of local acceptance or knowledge of our products and services;

•	Lack of recognition of our brands;

•	Economic slowdowns, instability and volatility in local markets and political instability of governments;

•	Unavailability of local companies for acquisition or joint venture partners;

•	Exposure to possibly adverse governmental or regulatory actions in countries where we operate or conduct business;

•	Higher inflation rates in the countries in which we do business;

•	The impact of foreign currency fluctuations on prices charged to local customers, notably when there is strengthening of the U.S. dollar;

•	Changes in laws and policies affecting trade and investment in other jurisdictions; and

•	Managing compliance with varying and sometimes conflicting laws and regulations across the countries in which we do business.

Adverse developments in any of these areas could cause our actual results to differ materially from expected results. Challenges associated with operating globally may increase for our company as we continue to expand into geographic areas that we believe present the highest growth opportunities.

We generate a significant percentage of our revenues from recurring, subscription-based arrangements, and our ability to maintain existing revenues and generate higher revenues is dependent in part on maintaining a high renewal rate.

In 2019, 78% of our revenues were derived from subscriptions or similar contractual arrangements, which result in recurring revenues. Our revenues are supported by a relatively fixed cost base that is generally not impacted by fluctuations in revenues. These products are generally provided under subscription arrangements that have terms ranging from one to five years, which most customers renew at the end of each term. Renewal dates are spread over the course of the year. Many of our customer agreements have automatic renewal provisions, but customers are often able to terminate these types of agreements prior to automatic renewal of a new term by providing appropriate notice to us within a specified time period. In order to maintain existing revenues and to generate higher revenues, we are dependent on a significant number of our customers to renew their arrangements with us. Our revenues could be lower if a significant number of our customers renewed their arrangements with us, but reduced the amount of their spending.

We are dependent on third parties for data, information and other services.

We obtain significant data and information through licensing arrangements with content providers, some of which may be viewed as competitors. Some providers may seek to increase fees for providing their proprietary content or services and others may not offer our company an opportunity to renew existing agreements. We also depend on public sources for certain data and information.

In addition, we rely on third party service providers for telecommunications and other services that we have outsourced, such as certain human resources administrative functions, facilities management and IT services.

Thomson Reuters Annual Report 2019

If we are unable to maintain or renegotiate commercially acceptable arrangements with these content or service providers or find substitutes or alternative sources of equivalent content or service, our business could be adversely affected. Our revenues and margins could also be reduced if some of our competitors obtained exclusive rights to provide or distribute certain types of data or information that was viewed as critical by our customers.

Our intellectual property rights are valuable and may not be adequately protected, which may adversely affect our financial results.

Many of our products and services are based on information delivered through a variety of media, including online, software-based applications, smartphones, tablets, books, journals and dedicated transmission lines. We rely on agreements with our customers, employees, consultants, advisors and other third parties to protect our confidential proprietary information, know-how and technology. We also rely on patent, trademark, copyright and other intellectual property laws to establish and protect our proprietary rights in our products and services. Third parties may be able to copy, infringe or otherwise profit from our proprietary rights without authorization and the Internet may facilitate these activities. We also seek to maintain certain intellectual property rights, and third parties or our employees could intentionally or accidentally compromise the intellectual property rights that we maintain. We also conduct business in some countries where the extent of legal protection for intellectual property rights is uncertain or may be ineffective. Although we have taken measures to protect our intellectual property, we cannot assure you that we have adequate protection of our rights. If we are not able to protect our intellectual property rights, our financial results may be adversely affected.

The intellectual property of an acquired business may also be an important component of the value that we agree to pay for such a business. However, such acquisitions are subject to the risks that the acquired business may not own the intellectual property that we believe we are acquiring, that the intellectual property is dependent upon licenses from third parties, that the acquired business infringes upon the intellectual property rights of others or that the technology does not have the acceptance in the marketplace that we anticipated. If we are not able to successfully integrate acquired businesses’ intellectual property rights, our financial results may be adversely affected.

Some of our competitors may also be able to develop new products or services that are similar to ours without infringing our intellectual property rights, which could adversely affect our financial condition and results of operations.

Tax matters, including changes to tax laws, regulations and treaties, could impact our effective tax rate and our results of operations.

We operate in many countries worldwide and our earnings are subject to taxation in many different jurisdictions and at different rates. We seek to organize our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. In 2019, our effective tax rate was lower than the Canadian corporate income tax rate due significantly to lower tax rates and differing tax rules applicable to certain of our operating and financing subsidiaries outside Canada. Our effective tax rate has fluctuated in the past and is likely to fluctuate in the future, reflecting the mix of taxing jurisdictions in which pre-tax profits and losses are recognized. Our effective tax rate and our cash tax cost in the future will depend on the laws of numerous countries and the provisions of multiple income tax treaties between various countries in which we operate. Changes in tax laws and regulations, international treaties and tax accounting standards and/or uncertainty over their application and interpretation as well as changes in the geographic mix of our profits may adversely affect our results (notably our income tax expense) and our effective tax rate. Tax-related changes or tax rulings may also require adjustments to our previously filed tax returns, which if unfavorable, may adversely affect our results. Tax laws and regulations that apply to our company may also be amended by the relevant authorities due to changes in fiscal circumstances or priorities. These types of amendments, or their application to our company, may adversely affect our results. In addition, we are subject to regular audits and reviews by tax authorities in Canada and other jurisdictions during the ordinary course of business. While we believe the positions that we take on our tax filings are sustainable, certain positions taken may be challenged by the applicable tax authorities. If any such challenge results in an adverse outcome, this could negatively affect our financial results and operations for the period at issue and on an ongoing basis.

Thomson Reuters Annual Report 2019

Many governments in jurisdictions where we operate are facing budget deficits and challenges and as a result, may look to increase their tax revenues through increased audit activity and tax reform. Various tax-related legislative initiatives have been proposed or are being discussed that if enacted, could adversely affect our tax positions and/or our tax liabilities. The Organization for Economic Co-operation and Development (OECD), which is comprised of member countries that encompass many of the jurisdictions where we operate, has been working on a coordinated, multi-jurisdictional approach to address issues in existing tax systems associated with “base erosion and profit shifting” (BEPS) and the digitalization of the economy that the OECD believes may lead to tax avoidance by global companies. The member states of the European Union adopted an anti-tax avoidance directive which is intended to provide uniform implementation of BEPS measures across all of the member states, which were required to transpose the directive into national legislation by the start of 2020.

Various countries have enacted or are considering digital service taxes, which could result in multinational companies such as Thomson Reuters being subject to tax in additional jurisdictions or subject to increased taxes in jurisdictions in which they already have a taxable presence.

In 2017, the U.S. enacted the Tax Cuts and Jobs Act (Tax Act), which significantly alters how the U.S. taxes corporations. Accounting for the income tax effects of the Tax Act requires complex computations and significant judgments and estimates not previously required under U.S. law. The Tax Act includes a number of provisions that may offset future benefits associated with the reduced tax rate. These provisions include (but are not limited to) further limitations on deductions for interest expense and the introduction of a minimum tax under which certain payments to foreign affiliates are non-deductible. The U.S. Treasury Department, the Internal Revenue Service and other standard-setting bodies may issue further regulations or guidance on how the provisions of the Tax Act will be applied or otherwise administered that is different from our interpretations. As we conduct additional analyses and collect additional information, and as any further regulatory guidance is issued, we may need to make adjustments to our financial statements that could materially affect our U.S. federal income tax position and our financial condition and results of operations in the period in which the adjustments are made.

Currency and interest rate fluctuations and volatility in global markets may have a significant impact on our reported revenues and earnings.

Our financial statements are expressed in U.S. dollars and are, therefore, subject to movements in exchange rates on the translation of the financial information of businesses whose functional currencies are not U.S. dollars. We receive revenues and incur expenses in many currencies and are thereby exposed to the impact of fluctuations in various currency rates. We monitor the financial stability of the foreign countries in which we operate. Volatility and uncertainty in global markets in the future could adversely affect our results.

Exchange rate movements in our foreign currency exposures may cause fluctuations in our consolidated financial statements. If our operations outside of the U.S. expand, we would expect this exposure to grow. We monitor foreign currency exposures on a regular basis and some of our largest foreign currency exposures are currently the British pound sterling, the Canadian dollar, the Euro, the Brazilian real, the Argentine peso and the Indian rupee. We have historically, and may in the future, hedge some of our foreign currency exposure if we believe that it may be material to our financial results.

Following the redemption of a Canadian dollar-denominated bond in January 2020, we currently do not have any non-U.S. dollar-denominated debt. We may continue to issue non-U.S. dollar-denominated debt in the future and would expect to hedge it into U.S. dollars, as has been our practice. In addition, an increase in interest rates from current levels could adversely affect our results in future periods.

Our brands and reputation are important company assets and are key to our ability to remain a trusted source of information and news.

The integrity of our brands and reputation is key to our ability to remain a trusted source of information and news and to attract and retain customers. Negative publicity regarding our company or actual, alleged or perceived issues regarding one of our products or services could harm our relationship with customers.

Thomson Reuters Annual Report 2019

We granted Refinitiv a license to permit it to brand its products/services and company name with the “Reuters” mark, subject to applicable limitations and restrictions in the trademark license agreement intended to protect the “Reuters” mark. While we understand that Refinitiv does not plan to brand its products/services or company name with the “Reuters” mark as part of its longer-term strategy, any actions taken by Refinitiv under the Reuters name could potentially have a negative impact on our company’s reputation, despite the protective provisions of the license agreement. The license would continue to remain in effect following the contemplated sale of Refinitiv to London Stock Exchange Group plc (LSEG).

Failure to protect our brands or a failure by our company to uphold the Thomson Reuters Trust Principles may also adversely impact our credibility as a trusted supplier of content and may have a negative impact on our information and news business.

We operate in a litigious environment which may adversely affect our financial results.

We may become involved in legal actions and claims arising in the ordinary course of business, including employment matters, commercial matters, libel/defamation/privacy claims and intellectual property infringement claims. Regardless of the merit of legal actions and claims, such matters can be expensive, time consuming, or harmful to our reputation and in recognition of these considerations, we may engage in arrangements to settle litigation. While we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Due to the inherent uncertainty in the litigation process, the resolution of any particular legal proceeding could result in changes to our products and business practices and could have a material adverse effect on our financial position and results of operations.

We are significantly dependent on technology and the rights related to it. From time to time, we have been sued by other companies for allegedly violating their patents. Our company and other companies have experienced alleged claims from third parties whose sole or primary business is to monetize patents. If an infringement suit against our company is successful, we may be required to compensate the third party bringing the suit either by paying a lump sum or ongoing license fees to be able to continue selling a particular product or service. This type of compensation could be significant, in addition to legal fees and other costs that we would incur defending such a claim.

We might also be prevented or enjoined by a court from continuing to provide the affected product or service. We may also be required to defend or indemnify any customers who have been sued for allegedly infringing a third party’s patent in connection with using one of our products or services. Responding to intellectual property claims, regardless of the validity, can be time consuming for our technology personnel and management.

Our credit ratings may be downgraded, which may impede our access to the debt markets or raise our borrowing rates.

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any future downgrades in our credit ratings may impede our access to the debt markets or raise our borrowing rates. For additional information on our current credit ratings, please see the “Management’s Discussion and Analysis” and “Additional Information – Ratings of Debt Securities” sections of this annual report.

Completing the separation of Refinitiv from Thomson Reuters may be more difficult, costly or time consuming than expected, which may adversely affect our company.

Our company and Refinitiv separated our respective operations in 2018 in connection with the closing of the transaction. However, Refinitiv and our company entered into multi-year transition services agreements for a wide range of certain services, notably in technology. We are relying on Refinitiv to meet its obligations under the transition services agreements. If Refinitiv is unable to satisfy those obligations, we could incur additional costs, operational difficulties or losses. Conversely, Refinitiv is relying on us to satisfy our obligations under the transition services agreements. We could be liable to Refinitiv if we breach our obligations as a service provider under the transition services agreements. In addition, during the transition services period, our management and employees may be required to divert some of their attention away from our business in order to provide services to Refinitiv, which could adversely affect our business and operations. Any transition services agreements in effect when the proposed sale of Refinitiv to LSEG closes will remain in effect and will be obligations of LSEG.

Thomson Reuters Annual Report 2019

The process to completely separate Refintiv from our company has been a complex, costly and time-consuming process. There are other significant challenges to successfully implementing the separation, many of which may be beyond the control of our company, including, without limitation:

•	unanticipated issues, costs or delays in separating technology, operations, systems, procedures and policies into two standalone businesses; and

•	managing increased costs or inefficiencies following the separation of the two organizations’ operations.

Issues related to completely separating the two organizations may also adversely affect our relationships with employees, suppliers, customers, distributors, licensors and others with whom we have business or other dealings.

We may not be able to complete the proposed sale of Refinitiv to LSEG within the timeframe that we anticipate or at all, which could have an adverse impact on Refinitiv’s business, operations or results.

As previously mentioned, in October 2018, we closed the sale of a 55% interest in our F&R business (now Refinitiv) to private equity funds affiliated with Blackstone. We currently own a 45% equity stake in Refinitiv. In August 2019, our company and private equity funds affiliated with Blackstone agreed to sell Refinitiv to LSEG and we expect that transaction to close in the second half of 2020. Closing of the transaction is subject to specified regulatory approvals and customary closing conditions. It is possible that factors outside our control could delay the completion of the transaction, or prevent it from being completed at all. If the transaction is not completed within the expected timeframe or at all, it could negatively impact Refinitiv’s customer retention and decision-making, which could impact Refinitiv’s revenues in particular.

If, prior to the closing of the LSEG transaction, events or changes in circumstances indicate that the carrying value of our investment in Refinitiv is above its current fair value, we may be required to record an impairment charge in the period that the determination is made, which would reduce our reported assets and earnings. In addition, market views in the future regarding the value of our investment in Refinitiv (and, following the closing, the value of LSEG shares owned by our company) may increase volatility to the price of our shares.

In connection with the closing of the F&R transaction, Reuters News agreed to supply news and editorial content to Refinitiv for a 30-year term which expires in 2048. This agreement is contemplated to continue in effect following the sale of Refinitiv to LSEG. For the year ended December 31, 2019, we recorded revenues under this agreement of $336 million, which constituted approximately 53% of Reuters News’ 2019 revenues.

We have significant funding obligations for pension arrangements that are affected by factors outside of our control.

We have significant funding obligations for various pension arrangements that are affected by factors outside of our control, including market factors and changes in legislation. In the past, we also have contributed to our pension plans to pre-fund certain obligations. In 2017, we contributed $500 million to our U.S. defined benefit pension plan to improve the funded status of that plan. In 2019, we contributed approximately $203 million to our material defined benefit plans, including a special contribution of $167 million to our principal UK plan that we made in February 2019. We may be required or we may agree to make additional contributions to some pension plans in the future and the amounts of any such contributions may be material.

The valuations of obligations for material plans are determined by independent actuaries and require assumptions in respect of future compensation levels, expected mortality, inflation and medical cost trends, along with the discount rate to measure obligations. These assumptions are reviewed annually. While we believe that these assumptions are appropriate given current economic conditions, significant differences in actual experience or significant changes in assumptions may materially affect our valuations of pension obligations and related future expenses. In addition, the performance of equity and fixed income markets, which may be influenced by general economic conditions, including interest rates, inflation and currency exchange rates, may impact the funding level of our funded plans and required contributions.

Thomson Reuters Annual Report 2019

Antitrust/competition-related claims or investigations could result in changes to how we do business and could be costly.

We are subject to applicable antitrust and competition laws and regulations in the countries where we have operations. These laws and regulations seek to prevent and prohibit anti-competitive activity. From time to time, we may be subject to antitrust/competition-related claims and investigations. Following such a claim or investigation, we may be required to change the way that we offer a particular product or service and if we are found to have violated antitrust or competition laws or regulations, we may be subject to fines or penalties. Any antitrust or competition-related claim or investigation could be costly for our company in terms of time and expense and could have an adverse effect on our financial condition and results of operations.

Woodbridge controls our company and is in a position to affect our governance and operations.

Woodbridge beneficially owned approximately 66% of our shares as of March 4, 2020. For so long as Woodbridge maintains its controlling interest in our company, it will generally be able to approve matters submitted to a majority vote of our shareholders without the consent of other shareholders, including, among other things, the election of our board. In addition, Woodbridge may be able to exercise a controlling influence over our business and affairs, the selection of our senior management, the acquisition or disposition of our assets, our access to capital markets, the payment of dividends and any change of control of our company, such as a merger or take-over. The effect of this control may be to limit the price that investors are willing to pay for our shares. In addition, a sale of shares by Woodbridge or the perception of the market that a sale may occur may adversely affect the market price of our shares. For additional information, please see the “Additional Information – Woodbridge” section of this annual report.

Changes in the tax residence of our company could cause us adverse tax consequences.

We expect our company will remain resident only in Canada for tax purposes. However, if our company were to cease to be resident solely in Canada for tax purposes (including as a result of changes in applicable laws or in Canadian regulatory practice), this could cause us adverse tax consequences.

We may be required to take future impairment charges that would reduce our reported assets and earnings.

Goodwill and other identifiable intangible assets comprise a substantial portion of our total assets. We are required under IFRS to test our goodwill and identifiable intangible assets with indefinite lives for impairment on an annual basis. We also are required by IFRS to perform an interim or periodic review of our goodwill and all identifiable intangible assets if events or changes in circumstances indicate that impairment may have occurred. Impairment testing requires our company to make significant estimates about our future performance and cash flows, as well as other assumptions. Economic, legal, regulatory, competitive, contractual and other factors as well as changes in our company’s share price and market capitalization may affect these assumptions. If our testing indicates that impairment has occurred relative to current fair values, we may be required to record an impairment charge in the period the determination is made. Recognition of an impairment would reduce our reported assets and earnings.

Thomson Reuters Founders Share Company holds a Thomson Reuters Founders Share in our company and may be in a position to affect our governance and management.

Thomson Reuters Founders Share Company was established to safeguard the Thomson Reuters Trust Principles, including the independence, integrity and freedom from bias in the gathering and dissemination of information and news. The Thomson Reuters Founders Share Company holds a Thomson Reuters Founders Share in our company. The interest of the Thomson Reuters Founders Share Company in safeguarding the Trust Principles may conflict with our other business objectives, impose additional costs or burdens on us or otherwise affect our management and governance. In addition, the Founders Share enables the Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Trust Principles and to thwart those whose holdings of voting shares of Thomson Reuters threaten the Trust Principles. As a result, the Thomson Reuters Founders Share Company may prevent a change of control (including by way of a take-over bid or similar transaction) of our company in the future. We have agreed not to effect a sale (or similar transactions) of Reuters News to an unrelated third party or to effect or permit material acquisitions by, or material dispositions from, Reuters News unless we have received Thomson Reuters Founders Share Company’s prior written consent. The effect of the rights of the Thomson Reuters Founders Share Company may be to limit the price that investors are willing to pay for our shares. For additional information, please see the “Additional Information – Material Contracts” section of this annual report.

Thomson Reuters Annual Report 2019

Management’s Discussion and Analysis

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of how we performed in the last two years, as well as information about our financial condition and future prospects. As the management’s discussion and analysis is intended to supplement and complement our financial statements, we recommend that you read this in conjunction with our 2019 and 2018 annual consolidated financial statements. This management’s discussion and analysis contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our 2020 outlook, our expectations related to general economic conditions and market trends and their anticipated effects on our business segments and expectations related to the proposed London Stock Exchange Group plc/Refinitiv transaction. For additional information related to forward-looking statements, material assumptions and material risks associated with them, please see the “Outlook” and “Additional Information - Cautionary Note Concerning Factors That May Affect Future Results” sections of this management’s discussion and analysis. This management’s discussion and analysis is dated as of March 4, 2020.

We have organized our management’s discussion and analysis in the following key sections:

Executive Summary – a brief overview of our business and key financial highlights	31

Results of Operations – a comparison of our current and prior-year period results	38

Liquidity and Capital Resources – a discussion of our cash flow and debt	51

Outlook – trends, priorities and our current financial outlook	59

Related Party Transactions – a discussion of transactions with our principal and controlling shareholder, The Woodbridge Company Limited (Woodbridge), and our Refinitiv partnership	62

Subsequent Events – a discussion of material events occurring after December 31, 2019 and through the date of this management’s discussion and analysis	63

Changes in Accounting Policies – a discussion of changes in our accounting policies	64

Critical Accounting Estimates and Judgments – a discussion of critical estimates and judgments made by our management in applying accounting policies	66

Additional Information – other required disclosures	66

Appendix – supplemental information, including regarding Refinitiv’s performance	69

Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

Basis of Presentation

We prepare our consolidated financial statements in U.S. dollars and in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

In this management’s discussion and analysis, we discuss our results from continuing operations on both an IFRS and non-IFRS basis. Our IFRS and non-IFRS results include the results of acquired businesses from the date of purchase.

On October 1, 2018, we sold 55% of our former Financial & Risk (F&R) business, which is now known as Refinitiv. We reported F&R as a discontinued operation through October 1, 2018, the closing date of the transaction. After that date, we reported our 45% share of the Refinitiv partnership’s results in a single line on our consolidated income statement titled “Share of post-tax losses in equity method investments”. Except for diluted earnings per share and cash flow, the discussion of our IFRS and non-IFRS results exclude the results of our former F&R business in all periods.

Thomson Reuters Annual Report 2019

Other than EPS, we report our results in millions of U.S. dollars, but we compute percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Revision of prior-period financial statements

Prior-period amounts throughout this management’s discussion and analysis have been adjusted to correct certain immaterial misstatements and to reflect a change in accounting policy for the presentation of uncertain tax treatments, reflecting a September 2019 International Financial Reporting Interpretations Committee (“IFRIC”) agenda decision. Refer to the “Changes in Accounting Policies” section of this management’s discussion and analysis and note 3 of our 2019 annual consolidated financial statements for further information about the change in accounting policy. The company revised its previously issued financial statements for the nine months ended September 30, 2018, the year ended December 31, 2018, the three months ended March 31, 2019 and the six months ended June 30, 2019.

Further information about the immaterial misstatements is provided below:

Revision to Correct Certain Immaterial Misstatements

Since October 1, 2018, we have included our share of post-tax losses from our 45% interest in Refinitiv, an equity method investment, in our net earnings. In the third quarter of 2019, a misstatement was identified that understated our share of Refinitiv’s post-tax losses since the fourth quarter of 2018. The misstatement related to an accounting principle difference for preferred stock issued by Refinitiv to the Blackstone consortium between U.S. GAAP, the basis on which Refinitiv prepares its financial statements, and IFRS, the basis on which Thomson Reuters prepares its financial statements. This misstatement did not impact our revenues, operating profit, segment measures, adjusted EBITDA, adjusted EPS, cash generated from operating activities or free cash flow.

We concluded that the misstatement was immaterial to our previously issued financial statements. However, as the impact of correcting the cumulative misstatement in the third quarter of 2019 would have been material to net earnings in the quarter, we have revised our previously issued financial statements to correct the misstatement. Additionally, in conjunction with this revision, we corrected other unrelated misstatements in the applicable prior periods, which were also not material to any of our previously issued financial statements. These unrelated misstatements included the reclassification of certain revenues and expenses, which pertained to the accounting for foreign currency in hyperinflationary economies between the third and fourth quarters of 2018, but had no impact on our full-year 2018 audited financial statements.

Use of Non-IFRS Financial Measures

We use non-IFRS financial measures as supplemental indicators of our operating performance and financial position as well as for internal planning purposes and our business outlook. We believe non-IFRS financial measures provide more insight into our performance. Non-IFRS financial measures do not have standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

Our non-IFRS financial measures include:

•	Adjusted EBITDA and the related margin;

•	Adjusted EBITDA less capital expenditures and the related margin;

•	Adjusted earnings and adjusted earnings per share (EPS);

•	Net debt;

•	Free cash flow; and

•	Return on invested capital (ROIC).

Thomson Reuters Annual Report 2019

We also report changes in our revenues, operating expenses, adjusted EBITDA and the related margin, and adjusted EPS before the impact of foreign currency or at “constant currency”. These measures remove the impacts from changes in foreign currency exchange rates to provide better comparability of our business trends from period to period. To provide greater insight into the revenue growth of our existing businesses on a constant currency basis, we report organic revenue growth (as defined in the glossary below).

See Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Refer to the “Liquidity and Capital Resources” section of this management’s discussion and analysis and Appendices B and E for reconciliations of our non-IFRS financial measures to the most directly comparable IFRS measures.

Glossary of Key Terms

We use the following terms in this management’s discussion and analysis.

Term	Definition

Blackstone	The Blackstone Group and its subsidiaries.

bp	Basis points – one basis point is equal to 1/100th of 1%, “100bp” is equivalent to 1%

constant currency	A non-IFRS measure derived by applying the same foreign currency exchange rates to the financial results of the current and equivalent prior-year period.

EPS	Earnings per share

F&R	Our former Financial & Risk business, now known as Refinitiv.

F&R sale or F&R transaction	Our sale of a 55% interest in F&R to private equity funds affiliated with Blackstone, which closed on October 1, 2018.

IFRS 16	IFRS 16, Leases, a new accounting standard adopted on January 1, 2019. Refer to “Changes in Accounting Policies” section of this management’s discussion and analysis for additional information.

LSEG	London Stock Exchange Group plc

n/a	Not applicable

n/m	Not meaningful

organic or organically	A non-IFRS measure that represents changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods. Additionally, it excludes the initial contract value of the 30-year Reuters News agreement signed on October 1, 2018, which was treated as an acquisition until October 1, 2019.

Proposed LSEG/Refinitiv transaction	Our agreement with private equity funds affiliated with Blackstone to sell Refinitiv to LSEG.

Refinitiv	The name of our former F&R business as of the closing of the F&R transaction. We have owned 45% of Refinitiv since October 1, 2018.

$ and US$	U.S. dollars

Thomson Reuters Annual Report 2019

Executive Summary

Our Company

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters.

We are organized in five reportable segments supported by a corporate center:

Legal Professionals

Serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.

Corporates Serves corporate customers, including the seven largest global accounting firms, with our full suite of offerings across legal, tax, regulatory and compliance functions.

Tax & Accounting Professionals

Serves tax, accounting and audit professionals in accounting firms (other than the seven largest, which are served by our Corporates segment) with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News

Supplies business, financial, national and international news to professionals via desktop terminals, including through Refinitiv, the world’s media organizations, industry events and directly to consumers.

Global Print Provides legal and tax information primarily in print format to customers around the world.

Our corporate center centrally manages commercial and technology operations, including those around our sales capabilities, digital customer experience and product and content development. Our corporate center also centrally manages functions such as finance, legal and human resources.

Thomson Reuters Annual Report 2019

Our Business Model and Key Operating Characteristics

We derive most of our revenues from selling information and software solutions, primarily electronically and on a recurring subscription basis. Our solutions blend deep domain knowledge with software and automation tools. We believe our workflow solutions make our customers more productive by streamlining how they operate, enabling them to focus on higher value activities. Many of our customers use our solutions as part of their workflows, which has led to strong customer retention. We believe that our customers trust us because of our history and dependability and our deep understanding of their businesses and industries, and they rely on our services for navigating a rapidly changing and increasingly complex digital world.

Over the years, our business model has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments. Some of our key business and operating characteristics are:

Attractive Industries • Professional content market segment (estimated $13 billion growing 1%) • Software market segment (estimated $21 billion growing 8%)

Balanced and

Diversified Leadership

•   A leader in key Legal Professionals, Corporates and Tax & Accounting Professionals market segments

•   Products and services tailored for professionals

•   Deep broad industry knowledge

•   Distinct core customer group revenues

•   Geographical diversity

•   Largest customer, excluding Refinitiv, is approximately 2% of revenues

	Attractive Business Model • 78% of revenues are recurring • 88% of revenues are delivered electronically, including cloud-based offerings • Strong consistent cash generation capabilities	Strong Competitive Positioning • Proprietary databases and deeply embedded workflow tools and analytics • Technology and operating platforms built to address the global marketplace

Disciplined Financial Policies

•   Focused on free cash flow growth

•   Balance investing in business and returning capital to shareholders

•   Disciplined capital structure – target maximum leverage ratio of 2.5x net debt to adjusted EBITDA

•   Commitment to maintaining investment grade credit rating

All revenue information reflected above is based on our 2019 full-year results.

Revenues by type

Recurring revenues primarily consist of fees to access products or services delivered electronically over time, such as Westlaw and Checkpoint. These products are generally provided under subscription arrangements that have terms ranging from one to five years, which most customers renew at the end of each term. Because most of our revenues are recurring, we believe that our revenue patterns are generally more stable compared to other businesses that primarily sell products in discrete or one-off arrangements. However, as we generally recognize recurring revenues ratably over the contract term, there is a lag in realizing the impact of current sales or cancellations in our reported revenues. As a result, our revenues are typically slower to decline when economic conditions worsen, but slower to return to growth when economic activity improves, compared to other businesses that are not subscription-based.

Transactions revenues include volume-based fees related to online searches, fees from software licenses and professional fees from service and consulting arrangements. Transaction revenues are recognized primarily at a point in time and based on their type, and can fluctuate significantly from period to period.

Thomson Reuters Annual Report 2019

Global Print revenues consist of fees for content that is delivered primarily in traditional paper format. While revenues from our print business are meaningful, we expect them to continue to decline each year, as more customers increasingly prefer cloud-based solutions. Print revenues are generally recognized at the point of shipment.

Revenues by geography

In 2019, we earned 79% of our revenues in the U.S. However, as part of our globalization efforts, we operate regional teams, particularly in emerging markets, that work across our segments to combine local expertise with global capabilities to address specific customer needs. We sometimes modify existing products and services for local markets, but we also develop specifically for local markets. Changes in foreign currency exchange rates relative to our business outside the U.S. may cause variation in our revenue performance from period to period. In 2019, changes in foreign exchange rates decreased our revenues by 1% compared to the prior year.

Expenses

Most of our operating expenses are fixed. As a result, when our revenues increase, we become more profitable and our adjusted EBITDA margin increases. Likewise, when our revenues decline, we become less profitable and our adjusted EBITDA margin decreases. However, the full impact of incremental revenues is not always reflected in our profitability as we reinvest in our business. In 2019, staff costs, which are comprised of salaries, bonuses, commissions, benefits, severance, payroll taxes, and equity-based compensation awards, comprised 59% of our total expenses. Approximately 70% of our 2019 operating expenses were denominated in U.S. dollars with the balance denominated in currencies other than the U.S. dollar. In 2019, changes in foreign exchange rates decreased our expenses by 2% compared to the prior year.

Following the closing of the F&R transaction, we spent significant amounts to reposition and scale our business. In 2019, our corporate costs within adjusted EBITDA included $270 million related to these efforts (2018- $239 million). We completed our program in 2019 and do not expect to incur additional costs in 2020.

Seasonality

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs are generally incurred evenly throughout the year. However, our revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. In 2019 and 2018, the seasonality of our operating profit was further impacted by the timing of significant corporate costs that we incurred to reposition our business following the sale of F&R. We do not expect this impact to continue as we have now completed our program.

Thomson Reuters Annual Report 2019

Acquisitions and Dispositions

Acquisitions. We have been focused on driving organic growth. However, we make tactical acquisitions from time to time that we believe will strengthen our positions in key growth segments. In 2018, we set aside $2 billion from the proceeds of the F&R transaction as an investment fund, of which we have spent over half on acquisitions to date. These businesses strengthen our offerings and enable us to extend our platform with new capabilities that we believe will provide opportunities to expand our positions, better serve our customers and supplement our organic growth. Generally, the businesses that we acquire initially have lower margins than our existing businesses, largely reflecting the costs of integration.

The following describes certain acquisitions completed during 2018 and 2019:

Date	Company	Acquiring Segments	Description
November 2018	Integration Point	Corporates	A provider of global trade management solutions to trade and compliance professionals
July 2019	Confirmation	Tax & Accounting Professionals/Corporates	A provider of digital audit confirmation services to accounting firms, banks and law firms
July 2019	HighQ	Legal Professionals/Corporates	A provider of collaboration tools to the legal and regulatory market segments
October 2019	FC Business Intelligence	Reuters News	A global business-to-business events specialist that was rebranded as Reuters Events

Dispositions. As part of our continuing strategy to optimize our portfolio of businesses and ensure that we are investing in parts of our business that offer the greatest opportunities to achieve growth and returns, we have sold a number of businesses during the last several years. Most notably, in 2018, we sold 55% of our former F&R business to private equity funds affiliated with Blackstone for approximately $17 billion and retained a 45% interest in the new company, which is now known as Refinitiv. In August 2019, we and private equity funds affiliated with Blackstone agreed to sell Refinitiv to LSEG in an all share transaction for a total enterprise value of approximately $27 billion (as of the announcement date). See the “Executive Summary – Proposed LSEG/ Refinitiv Transaction” section of this management’s discussion and analysis for more information. In 2019, we sold several small businesses that were not compatible with our strategy for proceeds of $74 million, net of taxes paid.

2019 Financial Highlights and Key Accomplishments

In 2019, we completed our first full year re-positioned into our customer-focused segments, after completing the F&R transaction in 2018. We met or exceeded our guidance on all our key financial metrics. Most notably, we achieved 4% organic revenue growth due to demand for our artificial intelligence powered solutions, more market opportunities generated from our new customer facing organizational structure, and greater price realization reflecting our premium offerings and continuously enhanced solutions.

To date, we have spent over half of the $2 billion investment fund that we set aside from the proceeds of the F&R transaction in 2018 on acquisitions. Our 2019 acquisitions, which included Confirmation and HighQ, were primarily for cloud-based software businesses that help our customers work more effectively with their customers. We also acquired FC Business Intelligence, a global events specialist that delivers high-end conferences and exhibitions to businesses in diverse sectors.

On August 1, 2019, we and private equity funds affiliated with Blackstone agreed to sell Refinitiv to LSEG for a total enterprise value of approximately $27 billion (as of the announcement date). The proposed transaction is anticipated to create a global financial markets infrastructure leader of the future. As a potential future shareholder of LSEG, we believe the transaction provides a balance for our company between the ability to benefit from additional long-term value creation and the ability to monetize our investment over time. The proposed transaction is subject to regulatory clearances and other customary closing conditions and is expected to close in the second half of 2020. Please see the “Executive Summary – Proposed LSEG/Refinitiv Transaction” section below for additional information.

Thomson Reuters Annual Report 2019

Below are financial highlights of our results for the year ended December 31, 2019, which are on a continuing operations basis, except where otherwise noted.

	Year ended December 31,

			Change

(millions of U.S. dollars, except per share amounts and margins)	2019	2018	Total	Constant Currency
IFRS Financial Measures
Revenues	5,906	5,501	7%
Operating profit	1,199	780	54%
Diluted EPS (includes discontinued operations)	$3.11	$5.88	(47%)
Cash flow from operations (includes discontinued operations)	702	2,062	(66%)
Non-IFRS Financial Measures(1)
Revenues	5,906	5,501	7%	8%
Organic revenue growth				4%
Adjusted EBITDA	1,493	1,365	9%	8%
Adjusted EBITDA margin	25.3%	24.8%	50bp	(10)bp
Adjusted EPS	$1.29	$0.75	72%	65%
Free cash flow (includes discontinued operations)	159	1,107	(86%)

(1) Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Revenues increased 7% in total and 8% in constant currency due to growth in recurring revenues and new revenues in our Reuters News business for providing news and editorial content to Refinitiv under the 30-year agreement signed in October 2018. Global Print and transactions revenues declined, with the latter reflecting the sales of several small businesses.

On an organic basis, revenues increased 4%, as 5% growth in recurring revenues more than offset a decline in Global Print revenues.

Operating profit increased significantly due to a benefit from the revaluation of warrants that we hold in Refinitiv relating to the proposed sale of Refinitiv to LSEG. Adjusted EBITDA, which excludes that benefit among other items, increased 9% and the related margin increased 50bp as higher revenues more than offset higher expenses, which included higher costs and investments to reposition our company following the separation from F&R.

Diluted EPS was $3.11, reflecting a $1.2 billion non-cash deferred tax benefit associated with the reorganization of certain foreign operations. Diluted EPS of $5.88 in the prior year included a $3.4 billion gain on the sale of a 55% interest in our F&R business. Adjusted EPS, which excludes the above items and reflects other adjustments, increased to $1.29 per share from $0.75 per share in the prior year primarily reflecting higher adjusted EBITDA and a benefit from fewer common shares outstanding.

Cash flow from operations decreased, primarily reflecting the loss of cash flows from our former F&R business, which were included in the prior year through September 30, 2018, higher investments to reposition our company following the separation from F&R and a pension plan contribution. The decrease in free cash flow reflected the same factors.

Thomson Reuters Annual Report 2019

We met or exceeded each of the performance metrics in our updated 2019 full-year business outlook, communicated on August 1, 2019. Our outlook for 2019:

•	Assumed constant currency rates relative to 2018; and

•	Included the impact of closed acquisitions and dispositions.

The table below compares our actual performance (before currency) to the outlook:

Non-IFRS Financial Measures(1)	2019 Outlook (Before currency, and excluding the impact of future acquisitions/dispositions)	2019 Actual Performance (Before currency)(2)
Revenue Growth	7% – 8.5% 3.5% – 4.0% Organic(3)	8.5% 3.7%
Adjusted EBITDA	$1.45 billion – $1.5 billion	$1.48 billion
Total Corporate costs	Approximately $570 million	$575 million(4)
Core Corporate costs	Approximately $140 million	$131 million
Stranded costs	Approximately $100 million	$100 million
One-Time costs	Approximately $330 million	$344 million
Free cash flow	$0 – $300 million	$159 million
Capital expenditures, as a percentage of revenues	Approximately 9%	8.6%
Depreciation and amortization of computer software	$600 million – $625 million	$608 million
Interest expense	$150 million – $175 million	$163 million
Effective tax rate on adjusted earnings	16% – 19%	11%

(1) Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

(2) Our 2019 performance (before currency) was measured in constant currency rates relative to 2018, except for the 2019 free cash flow performance which was reflected at actual rates.

(3) For purposes of the organic growth calculation, the initial contract value of the company’s 30-year agreement with Refinitiv that was signed on October 1, 2018 was treated as an acquisition until October 1, 2019.

(4) Includes $71 million of capital expenditures that were associated with our program to reposition our company after the separation from F&R.

Total Corporate costs include our core corporate costs, as well as the following:

•

Stranded costs, which we define as costs that were not eliminated with the sale of the 55% interest in F&R, as well as costs due to dis-synergies from losing certain benefits of scale from the transaction; and

•

Costs and investments to reposition the ongoing Thomson Reuters business following the separation of F&R from the rest of the company, of which a portion was capital expenditure that did not impact adjusted EBITDA.

The outlook above included the impact of IFRS 16, which was effective in 2019. IFRS 16 increased both adjusted EBITDA and depreciation and amortization of computer software by $42 million and $40 million, respectively, in 2019. The new accounting standard had no impact on free cash flow.

2020 Outlook

Please see the “Outlook” section of this management’s discussion and analysis for our 2020 full-year business outlook.

Thomson Reuters Annual Report 2019

Proposed LSEG/Refinitiv Transaction

On August 1, 2019, we and private equity funds affiliated with Blackstone agreed to sell Refinitiv to LSEG in an all share transaction for a total enterprise value of approximately $27 billion (as of the announcement date). Refinitiv is currently owned 55% by Blackstone and 45% by Thomson Reuters. We expect that the transaction will result in Blackstone and Thomson Reuters ultimately holding a combined 37% economic interest in LSEG (approximately 15% of which would be attributed to Thomson Reuters) and a combined voting interest in LSEG of less than 30%. Thomson Reuters’ interest in LSEG shares will be held in an entity jointly owned by Blackstone and Thomson Reuters (the “Blackstone/Thomson Reuters Entity”). Upon the closing of this transaction, Thomson Reuters is projected to indirectly own approximately 82.5 million LSEG shares, which would have a market value of approximately $8.5 billion based on LSEG’s closing share price on March 4, 2020. Our estimated ownership interest above reflects our expected acquisition of an additional interest in Refinitiv pursuant to a warrant agreement entered into with Blackstone, which will be exercised in connection with the transaction closing. The proposed transaction is subject to regulatory clearances and other customary closing conditions and is expected to close in the second half of 2020.

Ownership interests

When the proposed transaction was signed on August 1, 2019, it was originally envisaged that the consideration for the transaction would comprise, in addition to LSEG ordinary shares, exchangeable shares issued by an LSEG subsidiary (and, to the extent that any exchange of those shares into LSEG ordinary shares exceeded 29% of the total voting rights in LSEG, non-voting ordinary shares). In connection with certain revisions to the closing steps that the parties agreed to implement, and in order to simplify LSEG’s capital structure, the parties instead agreed that the consideration for the transaction will comprise a combination of LSEG ordinary shares and LSEG limited-voting ordinary shares (with the consideration shares carrying, in aggregate, less than 30% of the total voting rights in LSEG). There was no change to the economic terms of the transaction as a consequence of the change from exchangeable shares to LSEG limited-voting ordinary shares. Blackstone’s consortium will separately receive additional LSEG securities in respect of their Refinitiv preferred stock.

Transaction rationale

The transaction will bring together two highly complementary businesses to create a leading, UK headquartered, global financial markets infrastructure provider with a leading data and analytics business, significant capital markets capabilities across multiple asset classes, and a broad post-trade offering, well positioned for future growth in a fast-evolving landscape. The combined business will be well positioned in all key geographies and will offer significant customer benefits across the full range of LSEG’s businesses by extending its trading capabilities across asset classes; expanding its data content, management and distribution capabilities; increasing its global footprint and range of customer offerings; and enabling LSEG, Refinitiv and their customers to benefit from future data and technology-enabled innovation and growth opportunities. Together, LSEG and Refinitiv generated combined annual revenues of over £6 billion in 2018, which would have made the combined business the largest listed global financial markets infrastructure provider by revenue last year.

Governance

The Blackstone/Thomson Reuters Entity will be entitled to nominate three non-executive LSEG directors for as long as it holds at least 25% of LSEG, two LSEG directors for as long as it holds at least 17.5% but less than 25% of LSEG and one LSEG director for as long as it holds at least 10% but less than 17.5% of LSEG (with all percentages calculated based on the assumed exchange of the exchangeable shares). For so long as the Blackstone/Thomson Reuters Entity is entitled to nominate three directors, one nominee will be a Thomson Reuters representative.

Subject to certain exceptions, the Blackstone/Thomson Reuters Entity has agreed to be subject to a lock-up for their LSEG shares for the first two years following closing of the transaction. In each of years three and four following closing, the Blackstone/Thomson Reuters Entity will become entitled to sell in aggregate one-third of the LSEG shares issued to them. The lock-up arrangement will terminate on the fourth anniversary of closing. Once the Blackstone/Thomson Reuters Entity is released from the lock-up, any disposals of LSEG shares will be subject to orderly marketing restrictions. A standstill restriction will also apply to the Blackstone/Thomson Reuters Entity under which it (and the underlying investors) will agree not to, among other matters, acquire further LSEG shares, or make a takeover offer for LSEG for designated time periods. The Blackstone/Thomson Reuters Entity has also committed to vote its LSEG shares in line with the LSEG Board’s recommendation.

Thomson Reuters Annual Report 2019

Dividends

After the transaction closes, Thomson Reuters’ free cash flow will benefit from any future dividends paid by LSEG to its shareholders.

Expected synergies

The following information regarding expected cost and revenue synergies has been provided to Thomson Reuters by LSEG and is forward-looking information. Readers are encouraged to consult LSEG’s public disclosures (including its announcement dated August 1, 2019 regarding the proposed transaction) for additional information.

LSEG is targeting annual run-rate cost synergies in excess of £350 million by the end of year five following closing. These synergies are separate from and in addition to Refinitiv’s previously announced and ongoing $650 million target cost savings program (which is discussed later in this management’s discussion and analysis). LSEG is also targeting annual run-rate revenue synergies in excess of £225 million by the end of year five following closing.

Reuters News Agreement

Reuters News’ 30-year agreement with Refinitiv signed in October 2018 will continue after the closing of the transaction within the combined business.

Other Matters

Although it is currently expected that LSEG will only issue shares as consideration for the transaction, LSEG may, at its option, settle up to $2.5 billion of the consideration in cash. Payment of any cash consideration will reduce the number of LSEG shares issued to the Blackstone/Thomson Reuters Entity.

We expect that the LSEG transaction will be predominantly tax-deferred for Thomson Reuters, but that a portion of the taxes will become payable when the deal closes. We intend to fund this tax liability by either selling down some of our LSEG shares (as permitted under the lock-up agreement described above) and/or by employing other means such that we do not expect the tax payment to materially impact our liquidity position.

Once applicable post-closing lock-up periods expire, if we sell LSEG shares, we will generate cash which we would decide at the time how to best utilize.

Results of Operations – Continuing Operations

Consolidated Results

	Year ended December 31,

			Change

(millions of U.S. dollars, except per share amounts and margins)	2019	2018	Total	Constant Currency

IFRS Financial Measures
Revenues	5,906	5,501	7%
Operating profit	1,199	780	54%
Diluted EPS from continuing operations	$3.12	$0.24	n/m
Non-IFRS Financial Measures(1)
Revenues	5,906	5,501	7%	8%
Organic revenue growth				4%
Adjusted EBITDA	1,493	1,365	9%	8%
Adjusted EBITDA margin	25.3%	24.8%	50bp	(10)bp
Adjusted EBITDA less capital expenditures	988	789	25%
Adjusted EBITDA less capital expenditures margin	16.7%	14.3%	240bp
Adjusted EPS	$1.29	$0.75	72%	65%

(1) Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Thomson Reuters Annual Report 2019

Revenues

	Year ended December 31,

			Change

(millions of U.S. dollars)	2019	2018	Total	Constant Currency	Organic
Recurring revenues	4,604	4,138	11%	12%	5%
Transactions revenues	610	637	(4%)	(3%)	-
Global Print revenues	693	728	(5%)	(3%)	(3%)
Eliminations/Rounding	(1)	(2)
Revenues	5,906	5,501	7%	8%	4%

Revenues increased 7% in total and 8% in constant currency due to growth in recurring revenues, which comprised 78% of our 2019 business, and the inclusion of new revenues in our Reuters News business for providing news and editorial content to Refinitiv under the 30-year agreement signed in October 2018. Contributions from acquisitions were largely offset by reductions from the sales of certain small businesses. Global Print and transactions revenues declined, with the latter reflecting the sales of several small businesses.

Revenues increased 4% on an organic basis, as 5% growth in recurring revenues more than offset a decline in Global Print revenues. Our Legal Professionals, Corporates and Tax & Accounting Professionals segments, which collectively comprised about 80% of our 2019 revenues, grew 5% organically, driven by 6% recurring revenue growth that reflected strong net sales, improved retention and higher price realization.

Foreign currency negatively impacted revenue growth due to the strengthening of the U.S. dollar against the British pound sterling, Euro, Brazilian real and Argentine peso, compared to the prior year.

Operating profit, adjusted EBITDA and adjusted EBITDA less capital expenditures

Operating profit increased significantly due to a benefit from the revaluation of warrants that we hold in Refinitiv relating to the proposed sale of Refinitiv to LSEG. Adjusted EBITDA, which excludes that benefit among other items, increased in total and in constant currency as higher revenues more than offset higher expenses, which included higher costs and investments to reposition our company following the separation from F&R. The adoption of IFRS 16 benefited adjusted EBITDA by $42 million.

In 2019, the adjusted EBITDA margin was negatively impacted by 120bp due to the addition of revenues and expenses associated with the Refinitiv News agreement with Refinitiv and 40bp due to dilution from recent acquisitions. However, the 2019 adjusted EBITDA margin benefited by 70bp from the adoption of IFRS 16 and 60bp from foreign currency.

Adjusted EBITDA less capital expenditures and the related margin increased due to higher adjusted EBITDA and lower capital expenditures.

Operating expenses

	Year ended December 31,

			Change

(millions of U.S. dollars)	2019	2018	Total	Constant Currency
Operating expenses	4,413	4,131	7%	9%

Operating expenses increased in total and in constant currency primarily due to costs to provide editorial content to Refinitiv for the first nine months of 2019. These costs had been previously allocated to the F&R business in the prior year before we sold a majority interest on October 1, 2018. Operating expenses also increased due to higher costs associated with recently acquired businesses and higher investments to reposition our business, which included the acceleration of digital strategies, replication of capabilities that we lost with the separation from F&R and severance. The adoption of IFRS 16 decreased operating expenses by $42 million in 2019. Operating expenses benefited from a positive impact from foreign currency reflecting the strengthening of the U.S. dollar.

Thomson Reuters Annual Report 2019

Depreciation and amortization

	Year ended December 31,

(millions of U.S. dollars)	2019	2018	Change

Depreciation	154	110	40%
Amortization of computer software	449	400	12%
Subtotal	603	510	18%
Amortization of other identifiable intangible assets	114	109	5%

•

Depreciation and amortization of computer software on a combined basis increased as higher expense from the adoption of IFRS 16 and newly acquired assets, including those associated with recently acquired businesses, more than offset the completion of depreciation and amortization for certain assets acquired in previous years. IFRS 16 increased depreciation expense by $40 million in 2019.

•	Amortization of other identifiable intangible assets increased as expense associated with recent acquisitions more than offset the completion of amortization of assets acquired in previous years.

Other operating gains, net

	Year ended December 31,

(millions of U.S. dollars)	2019	2018
Other operating gains, net	423	29

The 2019 period included a $419 million benefit from the revaluation of warrants that we hold in Refinitiv related to the proposed transaction to sell Refinitiv to LSEG and $23 million of income related to a license that allows Refinitiv to use the “Reuters” mark to brand its products and services (see the “Related Party Transactions” section of this management’s discussion and analysis for additional information). Other operating gains, net, also included net losses from the sale of several small businesses and acquisition costs associated with newly acquired businesses.

The 2018 period included a $16 million gain on the sale of a Canadian wholly-owned subsidiary to a company affiliated with Woodbridge, our principal shareholder, $6 million of income related to the license that allows Refinitiv to use the “Reuters” mark and a pension plan curtailment gain due to a reduction of employees that participated in our company’s plans.

Net interest expense

	Year ended December 31,

(millions of U.S. dollars)	2019	2018	Change
Net interest expense	163	260	(37%)

The decrease in net interest expense reflected significantly lower debt for the first nine months of the year, as we used a portion of the proceeds from the F&R transaction on October 1, 2018 to repay $4 billion of debt. See the “Liquidity and Capital Resources – Cash Flow” section of this management’s discussion and analysis for additional information regarding our financing activities.

Other finance costs (income)

	Year ended December 31,

(millions of U.S. dollars)	2019	2018
Other finance costs (income)	65	(13)

Other finance costs (income) primarily included gains or losses on the impact of fluctuations of foreign currency exchange rates on certain intercompany funding arrangements and gains or losses related to changes in foreign exchange contracts. Additionally, both periods included losses for premiums incurred for the early redemption of debt securities.

Thomson Reuters Annual Report 2019

Share of post-tax (losses) earnings in equity method investments

	Year ended December 31,

(millions of U.S. dollars)	2019	2018
Refinitiv	(609)	(240)
Other equity method investments	10	7
Share of post-tax (losses) in equity method investments	(599)	(233)

In 2019, our share of the post-tax loss from our 45% interest in Refinitiv reflected interest expense for Refinitiv’s debt, charges relating to the revaluation of preferred equity securities relating to the proposed transaction to sell Refinitiv to LSEG, and expenses to scale its business related to its annual cost savings target. Refinitiv achieved run-rate savings of $520 million at the end of 2019, which is 80% of its total annual cost savings run-rate target. Refinitiv believes it is on track to achieve its full annual cost savings run-rate target of $650 million by the end of 2020.

In 2018, our share of post-tax losses in Refinitiv reflected our share of losses from October 1, 2018, the date that Refinitiv became an investment, through December 31, 2018. We provide additional information about the performance of our investment in Refinitiv in Appendix D of this management’s discussion and analysis.

Tax (benefit) expense

	Year ended December 31,

(millions of U.S. dollars)	2019	2018
Tax (benefit) expense	(1,198)	136

Our effective income tax rate on earnings from continuing operations was a benefit of 322.0%, compared to a 45.3% expense in 2018. In December 2019, we reorganized the operations of certain foreign affiliates that were subject to different tax rates. The reorganization resulted in an increase in the tax basis of the reorganized business to the acquiror and a related tax benefit of $1.2 billion. We recognized a $1.2 billion deferred tax asset, which we expect to realize in subsequent periods, based on the historical and expected future profitability of the reorganized business. We also recorded a $58 million tax charge in 2019 related to the enactment of foreign tax reform. The charge reflected our estimate of the deferred taxes required on temporary differences between the book and tax basis of certain assets, which we expect to reverse during periods that will be subject to the applicable new foreign tax rates.

Our 2018 tax expense included $90 million of net charges related to the internal restructuring of certain retained businesses and investments as a consequence of the F&R transaction and a $27 million tax charge related to the U.S. Tax Cuts and Jobs Act of 2017 (the Tax Act) that were subject to ongoing legislative updates and regulatory guidance in 2018.

The comparability of our tax (benefit) expense was further impacted by various transactions and accounting adjustments during each year. Notably, our 2019 tax expense included a $150 million benefit (2018—$59 million benefit) related to our share of losses in equity method investments, primarily related to our 45% investment in Refinitiv since October 1, 2018. Additionally, the tax (benefit) expense in each year reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized.

Thomson Reuters Annual Report 2019

The following table sets forth certain components within income tax (benefit) expense that impact comparability from year to year, including tax (benefit) expense associated with items that are removed from adjusted earnings:

	Year ended December 31,

(millions of U.S. dollars)	2019	2018
Tax (benefit) expense
Tax items impacting comparability:
Reorganization of certain foreign affiliate operations(1)	(1,197)	-
Net tax charges related to restructuring(2)	-	90
Corporate tax laws and rates(3)	52	5
Discrete changes to uncertain tax positions(4)	(23)	27
Deferred tax adjustments(5)	(36)	4
Subtotal	(1,204)	126
Tax related to:
Amortization of other identifiable intangible assets	(24)	(23)
Share of post-tax losses in equity method investments	(150)	(59)
Other operating gains, net	102	2
Fair value adjustments	-	1
Subtotal	(72)	(79)
Total	(1,276)	47

(1) Tax benefit from reorganization of the operations of certain foreign affiliates that were subject to different tax rates.

(2) Relates to the internal restructuring of certain retained businesses and investments as a consequence of the F&R transaction.

(3) Relates to changes in deferred tax liabilities due to changes in U.S. and foreign tax law and rates, and changes to U.S. state deferred tax liabilities resulting from changes in apportionment factors and the F&R transaction.

(4) Relates to the release of tax reserves that are no longer required due to the expiration of statute of limitations and updates to tax regulations under the Tax Act. In 2018, related to certain elements of the Tax Act that were subject to ongoing legislative updates and regulatory guidance.

(5) Relates primarily to requirements associated with disposals and acquisitions.

Because the items described above impact the comparability of our tax expense or benefit for each year, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate. The computation of our adjusted tax expense is set forth below:

	Year ended December 31,

(millions of U.S. dollars)	2019	2018
Tax (benefit) expense	(1,198)	136
Remove: Items from above impacting comparability	1,276	(47)
Total tax expense on adjusted earnings	78	89

Our 2019 effective tax rate on adjusted earnings was 10.7% (2018 – 15.0%). On an adjusted earnings basis, our effective income tax rates in both years were lower than the Canadian corporate income tax rate of 26.5%. The difference is primarily attributable to lower tax rates and differing tax rules applicable to certain of our operating and financing subsidiaries outside of Canada. As a global company, our income taxes depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which we operate.

Thomson Reuters Annual Report 2019

Because of the requirements of income tax accounting under IAS 12, Income Taxes, income tax expense can differ significantly from taxes paid in any reporting period. We paid income taxes from net earnings on our worldwide business as follows:

	Year ended December 31,

Taxes paid (millions of U.S. dollars)	2019	2018
Taxes paid related to continuing operations	268	270
Taxes paid related to discontinued operations	45	38
Taxes paid on disposals	1	–
Total taxes paid	314	308

Our effective tax rate and our cash tax cost in the future will depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which we operate. Our effective tax rate will be dependent upon tax laws and conventions remaining unchanged or favorable to our company, as well as the geographic mix of our profits. See the “Liquidity and Capital Resources – Contingencies” section of this management’s discussion and analysis for further discussion of income tax liabilities.

Earnings and diluted EPS from continuing operations

	Year ended December 31,

(millions of U.S. dollars, except per share amounts)	2019	2018	Change
Earnings from continuing operations	1,570	164	857%
Diluted EPS from continuing operations	$3.12	$0.24	n/m

Earnings from continuing operations and the related per share amount increased significantly due primarily to the $1.2 billion deferred tax benefit associated with the reorganization of certain foreign operations discussed earlier. Additionally, diluted EPS from continuing operations benefited from a significant reduction in weighted average outstanding common shares due to share repurchases and the November 2018 share consolidation (see the “Liquidity and Capital Resources—Share Repurchases” section of this management’s discussion and analysis for additional information). The adoption of IFRS 16 did not have a material impact on earnings from continuing operations or the related per share amount.

Adjusted earnings and adjusted EPS

	Year ended December 31,

(millions of U.S. dollars, except per share amounts)	2019	2018	Change
Adjusted earnings	646	503	29%
Adjusted EPS	$1.29	$0.75	72%

Adjusted earnings increased due to higher adjusted EBITDA, as lower interest expense was almost entirely offset by higher depreciation and amortization of computer software. Adjusted EPS reflected higher adjusted earnings, as well as a significant benefit from a reduction in weighted average common shares outstanding due to share repurchases and the November 2018 share consolidation.

Thomson Reuters Annual Report 2019

Segment Results

The following is a discussion of our five reportable segments and our Corporate costs. We assess revenue growth for each segment, as well as the businesses within each segment, in constant currency.

See Appendix A of this management’s discussion and analysis for additional information.

Legal Professionals

	Year ended December 31,

			Change

(millions of U.S. dollars, except margins)	2019	2018	Total	Constant Currency	Organic
Recurring revenues	2,235	2,159	4%	5%	4%
Transactions revenues	184	214	(14%)	(13%)	(2%)
Revenues	2,419	2,373	2%	3%	4%
Segment adjusted EBITDA	901	816	10%	10%
Segment adjusted EBITDA margin	37.2%	34.4%	280bp	240bp

Revenues increased in total and in constant currency. The increase in constant currency was driven by growth in recurring revenues (92% of the Legal Professionals segment), which more than offset a decline in transactions revenues (8% of the Legal Professionals segment) driven by the sale of several small businesses. Revenues from law firms, which include large global law firms and represented just over two-thirds of the segment’s revenues, and the Global business, representing smaller law firms outside the U.S., both increased 2%. U.S. government revenues increased 7%.

Revenues also increased on an organic basis, reflecting growth in recurring revenues driven by a continued strong contribution from Westlaw Edge, the newest version of our legal research platform, and benefits from higher customer retention, which more than offset an organic decline in transactions revenues. We continue to experience strong demand and expect organic revenue growth for our Legal Professionals business to range between 4% and 5% in 2020.

Segment adjusted EBITDA and the related margin increased due to higher revenues and lower expenses from efficiency actions in 2018. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 40bp.

Corporates

	Year ended December 31,

			Change

(millions of U.S. dollars, except margins)	2019	2018	Total	Constant Currency	Organic
Recurring revenues	1,093	995	10%	11%	8%
Transactions revenues	228	243	(6%)	(5%)	(1%)
Revenues	1,321	1,238	7%	8%	6%
Segment adjusted EBITDA	433	395	10%	9%
Segment adjusted EBITDA margin	32.8%	31.9%	90bp	30bp

Revenues increased in total and in constant currency. The increase in constant currency was driven by growth in recurring revenues (83% of the Corporates segment), which benefited from the acquisitions of Integration Point and HighQ. Transactions revenues declined due to the sale of our Pangea 3/Legal Managed Services (LMS) business in May 2019.

On an organic basis, revenue growth also reflected growth in recurring revenues due to the strong performance of our legal and tax products, which more than offset a decline in transactions revenues. In 2020, we expect our Corporates business to achieve organic revenue growth of 6% to 8%.

Thomson Reuters Annual Report 2019

Segment adjusted EBITDA and the related margin increased despite the dilutive impact of acquisitions, as higher revenues more than offset higher expenses. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 60bp.

Tax & Accounting Professionals

	Year ended December 31,

			Change

(millions of U.S. dollars, except margins)	2019	2018	Total	Constant Currency	Organic
Recurring revenues	703	658	7%	9%	10%
Transactions revenues	141	136	4%	6%	2%
Revenues	844	794	6%	8%	8%
Segment adjusted EBITDA	323	273	18%	19%
Segment adjusted EBITDA margin	38.2%	34.3%	390bp	340bp

Revenues increased in total and in constant currency. The increase in constant currency was driven by growth in recurring revenues (83% of the Tax & Accounting Professionals segment), and by the acquisition of the Confirmation business, which drove growth in transactions revenues. The loss of revenues from the sale of a government business in the segment in November 2019 caused a slight negative impact to recurring revenue growth in total and in constant currency.

Organic revenue growth reflected increases in recurring revenues and transactions revenues due to strong demand for our products, as well as a timing benefit from permanently accelerating the release date of some of our UltraTax state tax software from January 2020 to December 2019 to align with the traditional December release of our U.S. federal tax software. As a result of the acceleration in release dates, we expect organic revenue growth for Tax & Accounting Professionals in the first quarter to range between 1% and 2%. However, for the balance of the year, we expect organic revenue growth for the segment to range between 6% to 8%.

Segment adjusted EBITDA and the related margin increased primarily due to higher revenues. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 50bp.

Reuters News

	Year ended December 31,

			Change

(millions of U.S. dollars, except margins)	2019	2018	Total	Constant Currency	Organic
Recurring revenues	573	326	75%	77%	2%
Transactions revenues	57	44	30%	29%	3%
Revenues	630	370	70%	72%	2%
Segment adjusted EBITDA	35	27	32%	(6%)
Segment adjusted EBITDA margin	5.6%	7.2%	(160)bp	(300)bp

Revenues significantly increased in total and in constant currency due to new revenues from providing news and editorial content to Refinitiv under a 30-year agreement signed in October 2018. Organic revenues, which exclude the initial contract value of the 30-year Reuters News agreement from October 1, 2018 through September 30, 2019, increased primarily due to a price increase above the minimum value of the agreement with Refinitiv. In 2020, we expect the Reuters News business to achieve low single digit organic revenue growth.

Thomson Reuters Annual Report 2019

Under the arrangement with Refinitiv, Reuters News will recognize revenue of at least $325 million per year under a 30-year agreement signed in October 2018. As the revenue is expected to be largely offset by associated expenses within the Reuters News segment, there is no corresponding increase to adjusted EBITDA. Prior to the closing of the F&R transaction, the costs to produce this content were allocated to the F&R business and therefore were included as part of discontinued operations, rather than as a component of Reuters News’ adjusted EBITDA. Effective October 1, 2018, Reuters News reports these costs as part of its adjusted EBITDA.

Segment adjusted EBITDA increased due to the benefit of foreign currency. On a constant currency basis, segment adjusted EBITDA declined due to investments in the business. The decrease in segment adjusted EBITDA margin partially reflected the dilutive impact of the Refinitiv agreement. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 140bp.

Global Print

	Year ended December 31,

			Change

(millions of U.S. dollars, except margins)	2019	2018	Total	Constant Currency	Organic
Revenues	693	728	(5%)	(3%)	(3%)
Segment adjusted EBITDA	295	320	(8%)	(7%)
Segment adjusted EBITDA margin	42.6%	44.0%	(140)bp	(180)bp

Revenues decreased in total, in constant currency, and on an organic basis. In 2020, we expect Global Print revenues to decline between 4% and 5%.

Segment adjusted EBITDA and the related margin decreased primarily due to lower revenues. However, the margin remained strong, as the segment continued to closely manage its costs. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 40bp.

Corporate costs

	Year ended December 31,

(millions of U.S. dollars)	2019	2018
Corporate costs	494	466

Corporate costs increased due to higher investments to reposition our business compared to the prior year. Both years included significant investments following the separation of F&R from the rest of our company, including acceleration of digital strategies, replication of capabilities that we lost with the separation from Refinitiv and severance.

Results of Discontinued Operations

(Loss) earnings from discontinued operations, net of tax, included the following:

	Year ended December 31,

(millions of U.S. dollars)	2019	2018
(Loss) earnings from discontinued operations, net of tax	(6)	3,859

In 2019, (loss) earnings from discontinued operations, net of tax, included residual income and expense items related to businesses that were previously classified as discontinued operations, including F&R.

In 2018, earnings from discontinued operations primarily included a $3.4 billion gain on the sale of a 55% interest in F&R.

Thomson Reuters Annual Report 2019

Review of Fourth-Quarter Results

Consolidated Results

	Three months ended December 31,

			Change

(millions of U.S. dollars, except per share amounts and margins)	2019	2018	Total	Constant Currency

IFRS Financial Measures

Revenues	1,583	1,527	4%

Operating profit	216	135	60%

Earnings (loss) from continuing operations	1,321	(103)	n/m

Diluted EPS from continuing operations	$2.63	$(0.19)	n/m

Net earnings (includes discontinued operations)	1,324	3,375	(61%)

Diluted EPS (includes discontinued operations)	$2.64	$6.13	(57%)

Net cash provided by (used in) operating activities (includes discontinued operations)	355	(10)	n/m

Net cash (used in) provided by investing activities (includes discontinued operations)	(294)	15,513	n/m

Net cash used in financing activities (includes discontinued operations)	(390)	(13,767)	n/m

Non-IFRS Financial Measures(1)

Revenues	1,583	1,527	4%	4%

Organic revenue growth				4%

Adjusted EBITDA	396	274	44%	44%

Adjusted EBITDA margin	25.0%	17.9%	710bp	680bp

Adjusted EBITDA less capital expenditures	256	118	116%

Adjusted EBITDA less capital expenditures margin	16.1%	7.7%	840bp

Adjusted earnings	185	102	79%

Adjusted EPS	$0.37	$0.19	95%	89%

Free cash flow (includes discontinued operations)	209	(167)	n/m

(1) Refer to Appendix A for additional information on non-IFRS financial measures. Refer to Appendix B of this management’s discussion for a reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less capital expenditures.

Revenues

Revenues increased 4% in total and in constant currency, all of which was organic, as contributions from acquisitions were largely offset by reductions due to sales of businesses. Revenues increased 4% on an organic basis for the third consecutive quarter reflecting growth in recurring and transactions revenues of 6% and 2% respectively, which more than offset a 4% decline in Global Print revenues. Our Legal Professionals, Corporates and Tax & Accounting Professionals segments, which collectively comprised about 80% of our 2019 revenues, grew 6% organically driven by recurring revenues.

Operating profit, adjusted EBITDA and adjusted EBITDA less capital expenditures

Operating profit, adjusted EBITDA and the related margin increased due to higher revenues and lower expenses, which reflected lower costs and investments to reposition Thomson Reuters following the separation of F&R from our company. The adoption of IFRS 16 benefited adjusted EBITDA and the related margin by $12 million and 90bp in the fourth quarter of 2019.

Adjusted EBITDA less capital expenditures and the related margin increased due to higher adjusted EBITDA and lower capital expenditures.

Thomson Reuters Annual Report 2019

Earnings and diluted EPS from continuing operations

In 2019, earnings from continuing operations and the related per share amount reflected a $1.2 billion deferred tax benefit associated with the reorganization of certain foreign operations. In 2018, the loss from continuing operations and the related per share amount was due to our share of losses from our 45% equity interest in Refinitiv.

Net earnings and diluted EPS

In 2019, net earnings and diluted EPS included a $1.2 billion deferred tax benefit. In 2018, net earnings and diluted EPS included a $3.4 billion gain on sale of a 55% interest in F&R, which was included within discontinued operations.

Adjusted earnings and adjusted EPS

Adjusted earnings and the related per share amount, which excludes the items above and reflects other adjustments, increased primarily due to higher adjusted EBITDA.

Cash flow from operating activities. Net cash provided by operating activities increased primarily due to higher operating profit and lower tax payments.

Cash flow from investing activities. In 2019, net cash used in investing activities primarily included acquisition spending of $177 million and capital expenditures of $140 million. In 2018, net cash provided by investing activities primarily reflected approximately $16.1 billion of net proceeds from the sale of a 55% interest in F&R.

Cash flow from financing activities. In 2019, net cash used in financing activities primarily comprised returns to our common shareholders through dividends and share repurchases. In 2018, net cash used in financing activities included the return of $10.9 billion to common shareholders and debt repayments of $4.0 billion, both of which were funded from the proceeds from the F&R transaction.

Free cash flow. Free cash flow increased primarily due to the same factors that increased cash flows from operating activities.

Thomson Reuters Annual Report 2019

Segment Results

	Three months ended December 31,

			Change

(millions of U.S. dollars, except margins)	2019	2018	Total	Constant Currency	Organic
Revenues

Legal Professionals	617	600	3%	4%	4%

Corporates	331	315	5%	5%	5%

Tax & Accounting Professionals	274	252	9%	11%	12%

Reuters News	164	155	5%	5%	(1%)

Global Print	196	206	(5%)	(4%)	(4%)

Eliminations/ Rounding	1	(1)

Consolidated revenues	1,583	1,527	4%	4%	4%

Adjusted EBITDA

Legal Professionals	215	221	(3%)	(2%)

Corporates	103	84	23%	18%

Tax & Accounting Professionals	135	120	13%	14%

Reuters News	4	6	(23%)	(86%)

Global Print	77	87	(12%)	(13%)

Corporate costs	(138)	(244)	n/a	n/a

Consolidated adjusted EBITDA	396	274	44%	44%

Adjusted EBITDA margin

Legal Professionals	34.9%	36.8%	(190)bp	(200)bp

Corporates	31.1%	26.5%	460bp	340bp

Tax & Accounting Professionals	49.1%	47.4%	170bp	120bp

Reuters News	2.4%	3.3%	(90)bp	(230)bp

Global Print	39.5%	42.6%	(310)bp	(380)bp

Corporate costs	n/a	n/a	n/a	n/a

Consolidated adjusted EBITDA margin	25.0%	17.9%	710bp	680bp

Legal Professionals

Revenues increased in total and in constant currency. The increase in constant currency was driven by 5% growth in recurring revenues (92% of the Legal Professionals segment in the fourth quarter), which included a contribution from the acquisition of HighQ. Transactions revenues declined 13% primarily due to the sale of several small businesses. Revenues from law firms increased 4% while revenues from the U.S. government grew 9%. Revenues from Global businesses were essentially unchanged.

On an organic basis, revenues also increased due to growth in recurring revenues driven by a continued strong contribution from Westlaw Edge and benefits from higher customer retention. Transactions revenues were essentially unchanged on an organic basis.

Segment adjusted EBITDA and the related margin decreased due to higher expenses, which were timing-related, and the dilutive impact of acquisitions. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 10bp.

Thomson Reuters Annual Report 2019

Corporates

Revenues increased in total and in constant currency, all of which was organic, as the contributions from the Integration Point, Confirmation and HighQ acquisitions were offset by the loss of revenues from the sale of LMS. The increase in constant currency was driven by 7% growth in recurring revenues (85% of the Corporates segment in the fourth quarter), which more than offset a 4% decline in transactions revenues due to the sale of the LMS business in May 2019.

On an organic basis, revenues increased due to 5% growth in recurring revenues and 6% growth in transaction revenues, reflecting the strong performance of our legal and tax products.

Segment adjusted EBITDA and the related margin increased, despite the dilutive impact of acquisitions, due to higher revenues and lower expenses from efficiency initiatives. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 120bp.

Tax & Accounting Professionals

Revenues increased in total and in constant currency. The increase in constant currency was driven by 10% growth in recurring revenues (89% of the Tax & Accounting Professionals segment in the fourth quarter), despite the loss of revenues from the sale of a government business. Transactions revenues grew 19% primarily due to the contribution from the Confirmation acquisition. The segment’s former government business, which generated about $40 million in annual revenues, was sold in November 2019.

On an organic basis, revenues increased due to 13% growth in recurring revenues and 9% growth in transactions revenues. Revenue growth reflected strong demand for our products as well as a timing benefit from permanently accelerating the release date of some of our UltraTax state tax software from January 2020 to December 2019 to align with the traditional December release of our U.S. federal tax software. Due to the acceleration in product release dates, we expect revenue growth in the first quarter of 2020 for the Tax & Accounting Professionals segment to range between 1% and 2%. Revenue growth for the segment is expected to be between 6% and 8% for the remaining portion of 2020.

Segment adjusted EBITDA and the related margin increased primarily due to higher revenues. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 50bp.

Tax & Accounting Professionals is a more seasonal business relative to our other businesses, with a higher percentage of its segment adjusted EBITDA historically generated in the fourth quarter and to a slightly lesser extent, the first quarter, due to the release of certain tax products. Small movements in the timing of revenues and expenses can impact quarterly margins. Full-year margins are more reflective of the segment’s performance.

Reuters News

Revenues increased in total and in constant currency primarily due to the October 2019 acquisition of FC Business Intelligence, which was rebranded as Reuters Events. Revenues declined on an organic basis, primarily due to timing.

Segment adjusted EBITDA and the related margin decreased primarily due to additional investment in the business. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 140bp.

Global Print

Revenues decreased in total, in constant currency, and on an organic basis.

Segment adjusted EBITDA and the related margin decreased primarily due to the revenue decline. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 70bp.

Corporate costs

Corporate costs decreased due to lower investments to reposition our business compared to the prior-year period. Both periods included significant investments following the separation of F&R from the rest of our company, which included the acceleration of digital strategies, replication of capabilities that we lost with the separation from Refinitiv and severance.

Thomson Reuters Annual Report 2019

Liquidity and Capital Resources

Capital Strategy

We have a disciplined capital strategy that is aligned with our business strategy. We are focused on having the investment capacity to drive revenue growth, both organically and through acquisitions, while also maintaining our long-term financial leverage and credit ratings and continuing to provide returns to shareholders.

We expect that the operating leverage of our business will increase our free cash flow as we increase revenues. We target a maximum leverage ratio of 2.5x net debt to adjusted EBITDA and have set a target to pay out 50% to 60% of our expected free cash flow as dividends to our shareholders. We expect to continue a modest share repurchase program to offset the dilution associated with our dividend reinvestment and equity incentive plans, and we plan to maintain our outstanding shares at about 500 million. In the future, we expect that proceeds from sales of LSEG shares after completion of the LSEG transaction and after the expiration of the applicable contractual lock-up provisions, will provide us with further options for investment and returns to shareholders.

In October 2018, we sold a 55% interest in our F&R business to private equity funds affiliated with Blackstone for approximately $17 billion and retained a 45% interest in the new company, which is now known as Refinitiv. In keeping with our capital strategy, we returned $10 billion of the proceeds to our shareholders, repaid $4 billion of debt, and used $1 billion for taxes, pension contributions, bond redemption costs and other fees and expenses of the transaction, including approximately $600 million to reposition our business for growth and scale. We set aside $2 billion as an investment fund, of which we have spent over half on acquisitions to date. These acquired businesses strengthen our offerings and enable us to extend our platform with new capabilities that we believe will provide opportunities to expand our positions, better serve our customers and supplement our organic growth.

Our principal sources of liquidity are cash on hand, cash provided by our operations, our commercial paper program and credit facility. From time to time, we also issue debt securities. Our principal uses of cash are for debt repayments, debt servicing costs, dividend payments, capital expenditures, share repurchases and acquisitions. We believe that our existing sources of liquidity will be sufficient to fund our expected 2020 cash requirements in the normal course of business.

The information above in this section is forward-looking and should be read in conjunction with the section entitled “Additional Information – Cautionary Note Concerning Factors That May Affect Future Results”.

Cash Flow

Summary of Consolidated Statement of Cash Flow

	Year ended December 31,

(millions of U.S. dollars)	2019	2018	$ Change
Net cash provided by operating activities	702	2,062	(1,360)
Net cash (used in) provided by investing activities	(1,384)	14,729	(16,113)
Net cash used in financing activities	(1,201)	(14,936)	13,735
(Decrease) increase in cash and bank overdrafts	(1,883)	1,855	(3,738)
Translation adjustments	5	(20)	25
Cash and bank overdrafts at beginning of period	2,703	868	1,835
Cash and bank overdrafts at end of period	825	2,703	(1,878)
Non-IFRS Financial Measures(1)
Free cash flow (includes discontinued operations)	159	1,107	(948)

(1) Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Operating activities. Cash flow from operations decreased primarily due to the loss of cash flows from our former F&R business, in which we sold a majority interest on October 1, 2018, investments to reposition our company following the separation from F&R and a pension contribution of $167 million.

Thomson Reuters Annual Report 2019

Investing activities. In 2019, net cash used in investing activities included $998 million of acquisition spending, primarily for the Confirmation, HighQ and FC Business Intelligence businesses, and $505 million of capital expenditures, which were slightly offset by $74 million in proceeds from the sales of several small businesses. In 2018, net cash provided by investing activities included approximately $16.1 billion of net proceeds from the sale of a 55% interest in our F&R business that was included in discontinued operations. The proceeds were partly offset by $478 million of acquisition spending, primarily for Integration Point and a $248 million equity contribution to Refinitiv, $576 million of capital expenditures within continuing operations, and $362 million of capital expenditures related to F&R that were included in discontinued operations.

Financing activities. Net cash used in financing activities in 2019 was primarily comprised of returns to our common shareholders through dividends and share repurchases. In 2018, net cash used in financing activities included the return of $10.9 billion to common shareholders, as well as debt repayments of $4.0 billion, both of which were funded from the proceeds of the F&R transaction. Refer to the “Long-term debt” and “Share repurchases” subsections below for additional information regarding our debt repayments and share repurchases.

Cash and bank overdrafts. The reduction in cash and cash equivalents was driven by spending on acquisitions from the funds that we set aside from the proceeds of the F&R transaction.

Free cash flow. The decrease in free cash flow reflected the same factors as cash from operating activities.

Additional information about our debt, dividends and share repurchases is as follows:

•

Commercial paper program. Our commercial paper program provides cost-effective and flexible short-term funding. There were no commercial paper borrowings in 2019. In 2019, we reduced the size of our commercial paper program from $2.0 billion to $1.8 billion in connection with reducing the size of our credit facility (as discussed below). In 2018, issuances of commercial paper reached a peak of $2.0 billion, however, there was no outstanding commercial paper at December 31, 2018. In January 2020, we issued $630 million of commercial paper for debt repayments ahead of their 2021 maturity. See the “Subsequent Events” section of this management’s discussion and analysis for additional information.

•	Credit facilities. Through November 2019, we had in place a $2.4 billion credit facility. In 2018, we borrowed and repaid $370 million against this facility.

In December 2019, we amended the facility and reduced its size to $1.8 billion. We also extended the facility to December 2024. We have the option to request an increase in the lenders’ commitment, subject to approval by the lenders, to a maximum commitment of $2.4 billion. The facility may be used to provide liquidity for general corporate purposes (including acquisitions or support for our commercial paper program). There were no outstanding borrowings under the facility at December 31, 2019. Based on the company’s current credit ratings, the cost of borrowing under the facility is priced at LIBOR/EURIBOR plus 112.5 basis points. In July 2017, the U.K. Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. As a result, public and private sector industry initiatives are currently underway to identify an alternative reference rate.

If our debt rating is downgraded by Moody’s or Standard & Poor’s, our facility fees and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs. We also monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If we complete an acquisition with a purchase price of over $500 million, the ratio of net debt to EBITDA would temporarily increase to 5.0:1 for three quarters after completion, at which time the ratio would revert to 4.5:1. We were in compliance with this covenant at December 31, 2019.

In 2018, we borrowed and repaid $1.0 billion under a former credit facility that was cancelled on October 1, 2018.

•

Long-term debt. We did not make any debt repayments in 2019. In October 2018, we used part of the proceeds from the sale of a 55% interest in our F&R business to repay $4 billion of debt. Additional information about specific debt securities that we repaid is provided in note 20 of our 2019 annual consolidated financial statements. In January 2020, we redeemed notes ahead of their 2021 maturity. See the “Subsequent Events” section of this management’s discussion and analysis for additional information.

Thomson Reuters Annual Report 2019

We have a debt shelf prospectus under which we may issue up to $3.0 billion principal amount of debt securities from time to time through August 2020. We have not issued any debt securities under the prospectus.

•

Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or result in higher borrowing rates.

The following table sets forth the credit ratings from rating agencies in respect of our outstanding securities as of the date of this management’s discussion and analysis:

	Moody’s	Standard & Poor’s	DBRS Limited	Fitch
Long-term debt	Baa2	BBB	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F1
Trend/Outlook	Negative Outlook	Stable	Stable	Stable

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

•

Dividends. Dividends on our common shares are declared in U.S. dollars. In February 2019, we announced a $0.04 per share increase in the annualized dividend to $1.44 per common share (beginning with the common share dividend that we paid in March 2019). In our consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in our company under our dividend reinvestment plan (DRIP). Registered holders of common shares may participate in our DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the Toronto Stock Exchange (TSX) during the five trading days immediately preceding the record date for the dividend.

Details of dividends declared per common share and dividends paid on common shares in the last two years were as follows:

	Year ended December 31,

(millions of U.S. dollars)	2019	2018
Dividends declared per common share	$1.440	$1.385
Dividends declared	721	925
Dividends reinvested	(23)	(25)
Dividends paid	698	900

The decrease in dividends paid in 2019 was due to reductions in the number of outstanding common shares, primarily from our 2018 substantial issuer bid/tender offer and return of capital.

In February 2020, we announced an $0.08 per share increase in the annualized dividend rate to $1.52 per common share (beginning with the common share dividend that we plan to pay in March 2020). See the “Subsequent Events” section of this management’s discussion and analysis for additional information.

•

Share repurchases. We may buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. Our share repurchases are typically effected under a normal course issuer bid (NCIB). In August 2019, we renewed our NCIB for an additional 12 months. Under the renewed NCIB, we may repurchase up to 25 million common shares between August 19, 2019 and August 18, 2020 in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if we receive an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. The price that our company will pay for shares in open market transactions under the NCIB will be the market price at the time of purchases or such other price as may be permitted by TSX.

Thomson Reuters Annual Report 2019

In 2019, we repurchased $488 million of our common shares primarily in accordance with our two buyback programs. In October 2019, we announced a plan to repurchase up to an additional $200 million of common shares under our NCIB in 2020. These repurchases were completed in February 2020.

Details of share repurchases under our NCIB in the last two years were as follows:

	Year ended December 31,

	2019	2018
Share repurchases (millions of U.S. dollars)	488	1,174
Shares repurchased (number in millions)	7.8	26.8
Share repurchases – average price per share in U.S. dollars	$62.33	$43.87

Decisions regarding any future repurchases will depend on factors such as market conditions, share price and other opportunities to invest capital for growth. We may elect to suspend or discontinue our share repurchases at any time, in accordance with applicable laws. From time to time when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. We entered into such a plan with our broker on December 20, 2019. As a result, we recorded a $200 million liability in “Other financial liabilities” within current liabilities at December 31, 2019 with a corresponding amount recorded in equity in the consolidated statement of financial position (2018 – $21 million).

Financial Position

Our total assets were $17.3 billion at December 31, 2019, compared to $17.0 billion at December 31, 2018. The increase was primarily due to a deferred tax benefit and the revaluation of warrants that we hold in Refinitiv, which more than offset the portion of the decrease in cash and cash equivalents due to returns to shareholders (refer to the “Cash Flow” section of this management’s discussion and analysis for additional information).

At December 31, 2019, the carrying amounts of our total current liabilities exceeded total current assets by $0.1 billion, principally because current liabilities include a significant amount of deferred revenue, which arises from the sale of subscription-based products and services that many customers pay for in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we typically reflect a negative working capital position in our consolidated statement of financial position. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products, and therefore when we are in that situation we do not believe it is indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.

Thomson Reuters Annual Report 2019

Net Debt(1)

	December 31,

(millions of U.S. dollars)	2019	2018
Current indebtedness	579	3
Long-term indebtedness	2,676	3,213
Total debt	3,255	3,216
Swaps	62	76
Total debt after swaps	3,317	3,292
Remove fair value adjustments for hedges(2)	–	4
Total debt after currency hedging arrangements	3,317	3,296
Remove transaction costs and discounts included in the carrying value of debt	36	40
Add: Lease liabilities (current and non-current)(3)	322	–
Less: cash and cash equivalents(4)	(825)	(2,706)
Net debt (1)	2,850	630

(1) Net debt is a non-IFRS financial measure, which we define in Appendix A of this management’s discussion and analysis.

(2) Represents the interest-related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.

(3) In 2019, we revised our definition of net debt to include lease liabilities recorded in connection with the adoption of IFRS 16 on January 1, 2019.

(4) Includes cash and cash equivalents of $34 million and $24 million at December 31, 2019 and 2018, respectively, held in subsidiaries, which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by our company.

At December 31, 2019, our total debt position (after swaps) was $3.3 billion. The maturity dates for our term debt are well balanced with no significant concentration in any one year. At December 31, 2019, the average maturity of our term debt was approximately 10 years at an average interest rate (after swaps) of less than 5%, all of which is fixed. Our leverage ratio of net debt to adjusted EBITDA was below our maximum target leverage ratio of 2.5:1. The increase in our net debt is primarily due to a decrease in our cash and cash equivalents (refer to the “Cash Flow” section of this management’s discussion and analysis for additional information).

The following table illustrates our expected term debt maturities (after swaps) at December 31, 2019.

(1) Amount comprised of $579 million of current indebtedness and $62 million of related swap liability.

Thomson Reuters Annual Report 2019

Financial Risk Management

Our global operations expose us to a variety of financial risks including market risk (primarily currency risk and interest rate risk), credit risk and liquidity risk. The section entitled “Financial Risk Management” in note 20 of our 2019 annual consolidated financial statements provides a detailed discussion of the material financial risks that we believe we are exposed to and our approach to mitigating the potential adverse effects on our financial performance. Under the oversight of our Chief Financial Officer, our centralized corporate treasury group is responsible for our financial risk management strategy and execution and operates under strict guidelines and internal control processes. We strive to minimize the potential adverse economic effects associated with financial risks on our financial performance and to ensure we have sufficient liquidity to fund our operations, reinvest in our business, pay dividends and service our debt obligations.

Most of our business is conducted in U.S. dollars. However, 19% of our 2019 revenues and 30% of our 2019 expenses were denominated in currencies other than the U.S. dollar, the most significant of which are the British pound sterling and the Canadian dollar, with the balance spread over several currencies, including the Euro, Brazilian real, Argentine peso and the Indian rupee. Changes in foreign exchange rates typically impact the growth in our expenses more than our revenues, because a higher percentage of our expenses are denominated in foreign currency. In 2019, foreign currency decreased revenue growth and operating expenses by 1% and 2%, respectively. We routinely monitor our currency exposures and may enter into derivative financial instruments in order to mitigate our foreign exchange risk. Refer to note 20 of our 2019 annual consolidated financial statements for additional information.

The following charts outline the currency profile of our revenues and operating expenses included in the calculation of adjusted EBITDA for 2019:

We monitor the financial stability of the foreign countries in which we operate. To mitigate risk of loss, we monitor the creditworthiness of our customers and have policies and procedures for trade receivables collection and global cash management to ensure adequate liquidity is available to us.

We also monitor the financial strength of financial institutions with which we have banking and other commercial relationships, including those that hold our cash and cash equivalents, as well as those which are counterparties to derivative financial instruments and other arrangements.

Approximately 58% of our cash and cash equivalents at December 31, 2019 were held by subsidiaries outside the U.S. We have historically accessed such funds in a tax efficient manner to meet our liquidity requirements. Due to our legal entity structure, we continue to expect to have access to our funds held by subsidiaries outside the U.S. in a tax efficient manner.

Thomson Reuters Annual Report 2019

Off-Balance Sheet Arrangements, Commitments and Contractual Obligations

The following table summarizes our debt, leases and off-balance sheet contractual obligations:

(millions of U.S. dollars)	2020	2021	2022	2023	2024	Thereafter	Total
Current debt(1)	579	-	-	-	-	-	579
Long-term debt(2)	-	-	-	600	242	1,869	2,711
Interest payable(2)	132	128	128	128	102	1,196	1,814
Debt-related hedges outflows(1)	499	-	-	-	-	-	499
Debt-related hedges inflows(1)	(437)	-	-	-	-	-	(437)
Lease obligations(3)	91	86	73	53	45	208	556
Unconditional purchase obligations	300	219	180	160	62	1	922
Defined benefit obligations	35	-	-	-	-	-	35
Total	1,199	433	381	941	451	3,274	6,679

(1) Represents early repayment of hedged Canadian debt and US dollar denominated debt redeemed in January 2020.

(2) Represents our contractual principal and interest payments.

(3) Includes leases with a term of 12 months or less, certain low value assets and lease commitments, which have not yet commenced, all of which are not recognized in the consolidated statement of financial position.

We provide further information about certain of our obligations below:

•

Subsidiary guarantees – For certain property leases, banking arrangements and commercial contracts, we guarantee the obligations of some of our subsidiaries. We also guarantee borrowings by our subsidiaries under our credit agreement.

•

Unconditional purchase obligations – We have various obligations for materials, supplies, outsourcing and other services contracted in the ordinary course of business. In the table above, certain commitments have been estimated over the contractual period.

•

Defined benefit obligations – We sponsor defined benefit plans that provide pension and other post-employment benefits to covered employees. As of December 31, 2019, the fair value of plan assets for our material funded pension plans was 94% of the plan obligations. In 2019, we contributed $203 million to our material defined benefit plans, including $167 million that we contributed to a U.K. defined benefit pension plan in February 2019 to satisfy U.K. pension law funding obligations arising from the F&R transaction. In 2020, we expect to contribute approximately $35 million to our material defined benefit plans, $7 million in accordance with the normal funding policy of funded plans and $28 million for claims expected to arise under unfunded and retiree medical plans.

The amount and timing of any future required contributions to pension plans could differ significantly from our estimates at December 31, 2019. We cannot estimate contributions beyond 2020 because they depend on future economic conditions, plan performance, and potential future government legislation. For certain plans, the trustees have the right to call for special valuations, which could subsequently result in us having to make an unexpected contribution. Additionally, from time to time, we may elect to make voluntary contributions to improve the funded status of the plans.

•

Disposition contingencies – In certain disposition agreements, we guarantee indemnification obligations of our subsidiary that sold the business or assets. We believe that based upon current facts and circumstances, additional payments in connection with these transactions would not have a material impact on our consolidated financial statements.

•

Refinitiv warrants - The terms of our investment in Refinitiv include warrants that provide for a potential exchange of value between private equity funds affiliated with Blackstone and our company at the time of an initial public offering (IPO) or change in control of Refinitiv, depending on the value of Refinitiv at that date. Under the terms of the warrant agreement, the closing of the proposed transaction with LSEG will constitute a change in control whereby the exercise of the warrants in connection with the closing will increase our ownership of Refinitiv from 45% to 47.6%. These warrants are a derivative instrument, recorded within “Other financial assets – current” in the consolidated statement of financial position and accounted for at fair value each reporting period. Changes in value are recorded within “Other operating gains, net” in the consolidated income statement. Refer to Appendix F of this management’s discussion and analysis for additional information.

Thomson Reuters Annual Report 2019

Other than as described above, we do not engage in off-balance sheet financing arrangements and we do not have any interests in unconsolidated special-purpose or structured finance entities.

Contingencies

Lawsuits and Legal Claims

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against us is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Uncertain Tax Positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings.

As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. However, based on currently enacted legislation, information currently known to us and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

For additional information, please see the “Risk Factors” section of this annual report, which contains further information on risks related to legal and tax matters.

Thomson Reuters Annual Report 2019

Outlook

The information in this section is forward-looking and should be read in conjunction with the section entitled “Additional Information — Cautionary Note Concerning Factors That May Affect Future Results”.

Trends

The needs of our professional customers continue to evolve, and we believe we are well positioned to serve them. Technology is modernizing the legal, tax and accounting professions, making our customers more efficient. Law firms are transitioning away from time-based billing and accounting firms are moving into more advisory services, as traditional audit and tax compliance become more commoditized. To optimize their efficiency, our customers want to integrate their workflows with our content and technology, as well as with third party applications. They are increasingly focused on using technology to collaborate with their clients, as well as on the impact of advanced technologies like artificial intelligence and machine learning. Open ecosystems increase efficiency because they allow tax and accounting professionals to access all their tools, including solutions from other vendors, in a single place, and to collaborate with their clients. Additionally, many of our customers do business around the world and need solutions that help them comply with multiple, complex regulatory regimes.

Relative to our Reuters News business, the media sector continues to transform, with the traditional news agency business declining. While demand in the financial professional segment is growing, Reuters is limited in its ability to participate in a number of sectors due to its exclusive agreement with Refinitiv. In the business to business segment, we believe there is opportunity in the conference and events segment.

The competitive landscape is crowded and evolving. In addition to traditional information service providers, large and mid-size technology companies are increasingly pursuing growth in professional market segments. In some areas, we also compete with large global accounting firms that have enough scale to develop their own technology solutions. Start-ups continually drive innovation, particularly in data analytics and audit automation. In the global news market segment, alternatives are evolving from social media and technology companies, and traditional competitors are creating their own media platforms. While competition continues to be intense and dynamic, we believe that our strengths – high quality content, deep domain expertise, technology expertise and strong customer relationships – will allow us to continue to serve the needs of our customers.

Priorities

We plan to continue Thomson Reuters’ evolution into a platforms-based business information software and services leader by leveraging our core capabilities in content and technology, bringing our solutions together for our customers, and building an open ecosystem where legal, tax and accounting professionals collaborate and transact. We are focusing on the following key priorities in 2020:

•	Deliver higher organic revenue growth by adding new customers, using better analytics, increasing cross-selling and upselling and improving retention;

•

Deploy the remaining portion of our reinvestment fund (approximately $800 million) to target acquisitions that strengthen our value proposition, advance our platform strategy and extend to highly adjacent market segments;

•	Continue to embed artificial intelligence and machine learning technology in our solutions;

•	Invest in our platforms by building cloud-based, integrated and open solutions;

•	Further improve sales performance and productivity through better tools to add new customers and commercial models that reflect our customers’ needs; and

•	Build end-to-end digital capabilities to simplify the buying, renewal and upgrade experience for our products.

Thomson Reuters Annual Report 2019

Financial Outlook

The following table sets forth our updated 2020 full-year outlook. The updated 2020 Outlook:

•	Assumes constant currency rates relative to 2019; and

•	Does not factor in the impact of any acquisitions or divestitures that may occur in 2020.

We believe this type of guidance provides useful insight into the performance of our business.

Non-IFRS Financial Measures	2019 Actual	2020 Outlook (Communicated on October 31, 2019)	2020 Outlook (Updated on February 25, 2020)

		Before currency and excluding the impact of future acquisitions/disposals

Revenue growth	7.4% 3.7% Organic	Not provided 4.0% – 4.5% Organic	4.5% – 5.5% 4.0% – 4.5% Organic

Adjusted EBITDA margin	25.3%	Approximately 31%	31.5% – 32.0%

Corporate costs	$564 million(1)	$140 million – $150 million	$140 million – $150 million

Free cash flow	$159 million	$1.0 billion – $1.2 billion	$1.2+ billion

Capital expenditures, as a percentage of revenues	8.6%	7.5% – 8.0%	7.5% – 8.0%

Depreciation and amortization of computer software	$603 million	Not provided	$625 million – $650 million

Interest expense	$163 million	Not provided	$175 million – $200 million
Effective tax rate on adjusted earnings	10.7%	Approximately 20%	Approximately 17% – 19%

(1) Includes $70 million of capital expenditures that were associated with our program to reposition our company after the separation from F&R, stranded costs that were eliminated and one-time costs that were completed in 2019.

In the first quarter of 2020, we expect organic revenue growth of approximately 2% and total growth of approximately 3%, reflecting timing-related factors within the Tax & Accounting Professionals, Print and Reuters News segments. We expect that this performance, which is not indicative of our expectations for full year organic revenue growth of 4.0% to 4.5% and total growth of 4.5% to 5.5%, to be the low point for the year.

The following table summarizes our material assumptions and risks that may cause actual performance to differ from our expectations as set forth in our updated 2020 financial outlook.

Revenues

Material assumptions	Material risks

•   Gross domestic product (GDP) growth in the United States (79% of 2019 revenues) and secondarily, in other countries where we operate

•   Continued increase in the demand and need for high quality information and tools that automate or manage workflow and drive productivity and efficiency

•   Continued need for trusted products and services that help customers navigate evolving and complex legal, tax, accounting, regulatory, geopolitical and commercial changes, developments and environments, as well as for increased demand for business events and conferences

•   Continued increase in customers seeking software-as-a-service or other cloud-based offerings

•   Ability to provide an integrated and open platform that combines information, technology and human expertise to meet evolving customer demands.

•   Acquisition of new customers by enhancing our digital platforms and propositions and through other sales initiatives

•   Improvement in customer retention through commercial simplification efforts and customer service improvements

•   Growth in our recurring and transaction revenues exceed an anticipated decline in Global Print revenues

•   Global economic uncertainty due to factors including continued regulatory reform around the world and changes in the political environment that may limit business opportunities for our customers, lowering their demand for our products and services

•   Demand for our products and services could be reduced by changes in customer buying patterns, or our inability to execute on key product or customer support initiatives

•   Pressure on certain customers may constrain the number of professionals employed

•   Competitive pricing actions and product innovation could impact our revenues

•   Our sales, commercial simplification and product initiatives may be insufficient to retain customers or generate new sales

Thomson Reuters Annual Report 2019

Adjusted EBITDA margin

Material assumptions	Material risks

•   Our ability to achieve revenue growth targets

•   Business mix continues to shift to higher-growth product offerings

•   Continued investment in growth markets, customer service, product development and digital capabilities

•   Same as the risks above related to the revenue outlook

•   The costs of required investments exceed expectations or actual returns are below expectations

•   Acquisition and disposal activity may dilute adjusted EBITDA margin

Free Cash Flow

Material assumptions	Material risks
• Our ability to achieve our revenue and adjusted EBITDA margin targets • Capital expenditures expected to be between 7.5% and 8.0% of revenues in 2020

•   Same as the risks above related to the revenue and adjusted EBITDA margin outlook

•   A weaker macroeconomic environment could negatively impact working capital performance

•   Capital expenditures may be higher than currently expected resulting in higher cash outflows

•   The timing and amount of tax payments to governments may differ from our expectations

Effective tax rate on adjusted earnings

Material assumptions	Material risks

•   Our ability to achieve our adjusted EBITDA target

•   The mix of taxing jurisdictions where we recognized pre-tax profit or losses in 2019 does not significantly change

•   No unexpected changes in tax laws and treaties within the jurisdictions where we operate

•   The completion of the proposed sale of Refinitiv to LSEG, or the sale of another significant, but non-strategic, equity investment at a significant gain in 2020

•   Depreciation and amortization of computer software between $625 and $650 million

•   Interest expense between $175 million and $200 million

•   Same as the risks above related to adjusted EBITDA

•   A material change in the geographical mix of our pre-tax profits and losses

•   A material change in current tax laws or treaties to which we are subject, and did not expect

•   The tax rates and calculations that apply to our taxable income could be impacted if these transactions do not occur

•   Depreciation and amortization of computer software as well as interest expense may be significantly higher or lower than expected

Our Outlook contains various non-IFRS financial measures. We believe that providing reconciliations of forward-looking non-IFRS financial measures in our Outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for Outlook purposes only, we are unable to reconcile these non-IFRS measures to the most comparable IFRS measures because we cannot predict, with reasonable certainty, the impact of changes in foreign exchange rates which impact (i) the translation of our results reported at average foreign currency rates for the year and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, we cannot reasonably predict the occurrence or amount of other operating gains and losses, which include fair value adjustments relating to warrants we hold in Refinitiv as well as gains or losses that generally arise from business transactions we do not currently anticipate.

Thomson Reuters Annual Report 2019

Related Party Transactions

As of March 4, 2020, our principal shareholder, Woodbridge, beneficially owned approximately 66% of our shares.

Transactions with Woodbridge

From time to time, in the normal course of business, we enter into transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings and are not significant to our results of operations or financial condition either individually or in the aggregate.

In April 2018, we sold a Canadian wholly owned subsidiary to a company affiliated with Woodbridge for $16 million. The subsidiary’s assets consisted of accumulated losses that management did not expect to utilize against future taxable income prior to their expiry. As such, no tax benefit for the losses had been recognized in our consolidated financial statements. Under Canadian law, certain losses may only be transferred to related companies, such as those affiliated with Woodbridge. A gain of $16 million was recorded within “Other operating gains, net” within the consolidated income statement. In connection with this transaction, our board of directors’ Corporate Governance Committee obtained an independent fairness opinion. We utilized the independent fairness opinion to determine that the negotiated price between us and the purchaser was reasonable. After receiving the recommendation of the Corporate Governance Committee, the board of directors approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at both the committee and board meetings.

In October 2018, we returned approximately $6.5 billion to our shareholders pursuant to a substantial issuer bid/tender offer under which we repurchased approximately 138 million shares at a price of $47 per share. As part of this transaction, Woodbridge sold approximately 88.9 million shares through a proportionate tender which allowed it to maintain its equity ownership percentage in Thomson Reuters prior to the transaction. Woodbridge effected its proportionate tender offer through a Qualifying Holdco Alternative (as described in the offer documents), which our company also offered to other shareholders to assist them in achieving certain Canadian tax objectives without having adverse consequences to our company or other shareholders.

Transactions with Refinitiv

As part of our sale of a 55% interest in our F&R business in October 2018, Reuters News and Refinitiv entered into an agreement pursuant to which Reuters News will supply news and editorial content to the Refinitiv partnership for a minimum of $325 million per year through October 1, 2048. For the year ended December 31, 2019, we recorded revenues under this agreement of $336 million (2018 – $81 million). For the duration of the agreement, Refinitiv may also license the “Reuters” mark to brand its products and services, subject to certain contractual restrictions. For the year ended December 31, 2019, we recorded $23 million (2018 – $6 million) of income in “Other operating gains, net” within the consolidated income statement under this license.

Additionally, our company and Refinitiv sell products and services to each other in the normal course of business. These transactions are not significant to our company’s results of operations or financial condition either individually or in the aggregate.

To facilitate the separation, our company and Refinitiv agreed to provide certain operational services to each other, including technology and administrative services, for a specified multi-year period. Additionally, our company and Refinitiv extended property leases to each other. For the years ended December 31, 2019 and 2018, we recorded the following amounts as expense or contra-expense, as applicable, related to these transactions:

(millions of U.S. dollars)	Provided by Thomson Reuters to Refinitiv Contra-expense		Provided by Refinitiv to Thomson Reuters (Expense)
	Year ended December 31,		Year ended December 31,
	2019	2018	2019	2018

Transitional services	26	12	(52)	(21)

Properties leased	39	16	(34)	(14)

Thomson Reuters Annual Report 2019

We included $79 million of minimum lease payments owed to Refinitiv under non-cancellable leases in our disclosure of minimum lease payments (see the “Off-Balance Sheet Arrangements, Commitments and Contractual Obligations” section of this management’s discussion and analysis for additional information). Refinitiv owes us minimum lease payments of $56 million under non-cancellable lease agreements. Additionally, we included $15 million of purchase obligations to Refinitiv related to certain operational services, including technology and administrative services, in our disclosure of future unconditional purchase obligations (see the “Off-Balance Sheet Arrangements, Commitments and Contractual Obligations” section of this management’s discussion and analysis for additional information). Refinitiv has $16 million of purchase obligations to us for similar operational services.

At December 31, 2019, the consolidated statement of financial position included a receivable from Refinitiv of $135 million (2018 – $332 million) and a payable to Refinitiv of $102 million (2018 – $249 million) related to all transactions between the two companies.

Transactions with other associates and joint ventures

From time to time, we enter into transactions with our investments in other associates and joint ventures. These transactions typically involve providing or receiving services in the normal course of business.

In connection with the 2008 acquisition of Reuters, we assumed a lease agreement with 3XSQ Associates, an entity owned by a subsidiary of Thomson Reuters and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York. On October 1, 2018, the lease was transferred to Refinitiv as part of the F&R transaction. The lease provided us with approximately 690,000 square feet of office space. We retained our investment in 3XSQ Associates, which we account for using the equity method. Prior to the closing of the F&R transaction, our costs under this lease arrangement for rent, taxes and other expenses were $34 million in 2018.

Subsequent Events

Debt repayments

In January 2020, we redeemed C$550 million principal amount of 3.309% notes due November 2021 and $139 million principal amount of 3.95% notes due September 2021 prior to their scheduled maturity for $640 million, including early redemption premiums and settlement of related cross-currency swaps. The repayments were funded with commercial paper borrowings.

2020 dividends

In February 2020, we announced an $0.08 per share increase in the annualized dividend to $1.52 per common share, which was approved by our board of directors. A quarterly dividend of $0.38 per share will be paid on March 18, 2020 to shareholders of record as of March 6, 2020.

Appointment of New Chief Executive Officer and Chief Financial Officer

On February 25, 2020, we announced that Steve Hasker was appointed President & Chief Executive Officer, replacing James C. Smith, and Mike Eastwood was appointed Chief Financial Officer, replacing Stephane Bello. These appointments and organizational changes are effective on March 15, 2020. Effective March 15, 2020, Mr. Smith will be Chairman of the Thomson Reuters Foundation and will provide transitional support to Mr. Hasker into 2021. Mr. Bello will be Vice Chairman and President, Enterprise Centre, on March 15, 2020 and will also provide transitional support to Mr. Eastwood into 2021. On March 15, 2020, Mr. Hasker will also become a member of our board of directors and Mr. Smith will step down as a director. Please see the “Executive Officers and Directors” section of this annual report for additional information about Mr. Hasker and Mr. Eastwood.

Thomson Reuters Annual Report 2019

Changes in Accounting Policies

IFRS 16, Leases

Effective January 1, 2019, we adopted IFRS 16, Leases (“IFRS 16”), which introduced a single lease accounting model that eliminated the prior distinction between operating and finance leases for lessees. IFRS 16 was adopted using the modified retrospective method, including a set of practical expedients and elections. Under this approach, the cumulative effect of adoption of $11 million was recorded as an adjustment to retained earnings at January 1, 2019 and comparative period information was not restated. From January 1, 2019, we:

•	Recognize right-of-use assets and lease liabilities on the consolidated statement of financial position for leases having a term of more than 12 months;

•	Depreciate right-of-use assets on a straight-line basis over the shorter of the estimated useful life of the asset or the remaining lease term;

•	Present interest expense on lease liabilities as a component of “Finance costs, net,” within the consolidated income statement;

•	Present the principal portion of our total lease payments within “Financing activities” and the interest portion within “Operating activities” on the consolidated statement of cash flow; and

•	Recognize a receivable, which arises from sublease arrangements, equal to the net investment in the lease on the consolidated statement of financial position.

Prior to January 1, 2019, we classified all lease commitments as operating and did not record them on the consolidated statement of financial position. Operating lease payments were recognized as expense on a straight-line basis over the lease term in “Operating expenses” within the consolidated income statement and operating lease payments were reported as “Operating activities” in the consolidated statement of cash flow.

We applied certain practical expedients and elections at January 1, 2019, the initial application date of IFRS 16. Specifically, we:

•	Continued to treat contracts determined to be leases under the prior accounting standard as leases under IFRS 16;

•	Measured right-of-use assets and lease liabilities, regardless of commencement date, using incremental borrowing rates as of January 1, 2019;

•	Retained prior assessments of onerous lease contracts under IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and

•

Excluded from recognized assets and liabilities, as applicable (a) initial direct costs to enter the lease, (b) leases with a remaining term of 12 months or less from January 1, 2019 and (c) low-value leases, all of which will continue to be accounted for as “Operating expenses” in the consolidated income statement.

The following table reconciles operating lease commitments at December 31, 2018 to lease liabilities recognized in the consolidated statement of financial position at January 1, 2019, the date of initial application:

January 1,

(millions of U.S. dollars)	2019
Operating lease commitments at December 31, 2018	329
Leases beginning after January 1, 2019	(65)
Operating lease commitments subject to IFRS 16 adoption	264
Discounted at 4.1%, the weighted-average incremental borrowing rate at January 1, 2019	(26)
Exemption for short-term leases	(41)
Lease liabilities at January 1, 2019	197

Thomson Reuters Annual Report 2019

The following table sets forth the adoption impacts on the consolidated statement of financial position at January 1, 2019:

	December 31,		January 1,

(millions of U.S. dollars)	2018 As Revised	IFRS 16 Adoption Adjustment	2019 Opening Balance
Other financial assets – current	76	6	82
Prepaid expenses and other current assets	426	(5)	421
Property and equipment, net	473	128	601
Other non-current assets	499	34	533
Total assets	17,018	163	17,181
Payables, accruals and provisions	1,778	(31)	1,747
Other financial liabilities – current	95	43	138
Provisions and other non-current liabilities	1,124	140	1,264
Total liabilities	7,808	152	7,960
Retained earnings	4,739	11	4,750

Total assets increased by $163 million, primarily due to the recognition of right-of-use assets of $128 million, and net investments in subleases of $40 million. Total liabilities increased by $152 million, as the recognition of $197 million of new lease liabilities was partially offset by the reclassification of liabilities associated with the former operating leases.

IAS 19, Plan Amendments, Curtailment or Settlement

Effective January 1, 2019, we adopted IAS 19 amendments, Plan Amendment, Curtailment or Settlement, which clarifies the accounting for amendments, curtailments or settlements for defined benefit plans. These changes require an entity to remeasure its defined benefit liability and use the updated assumptions from the remeasurement to determine current service and net interest for the remainder of the reporting period after the change. The IAS 19 amendments did not have a material impact on the consolidated income statement, cash flow and financial position for the year ended December 31, 2019.

IFRIC 23, Uncertainty over Income Tax Treatments

Effective January 1, 2019, we adopted IFRIC 23, Uncertainty over Income Tax Treatments, which adds to the requirements of IAS 12, Income Taxes, by specifying how to reflect the effects of uncertainty in the accounting for income taxes. An uncertainty arises when it is unclear how a tax law applies to a particular transaction, or whether a taxation authority will accept a company’s tax treatment. IFRIC 23 did not have a material impact on the consolidated income statement, cash flow and financial position for the year ended December 31, 2019.

IFRIC Agenda Decision, Presentation of Liabilities or Assets Related to Uncertain Tax Treatments

In September 2019, the IFRIC issued an agenda decision that clarified that liabilities associated with uncertain tax positions should be presented as either current tax liabilities or deferred tax liabilities and assets associated with uncertain tax positions should be presented as either current tax assets or deferred tax assets. As a result of this guidance, we changed our accounting policy and retrospectively revised the presentation of our uncertain tax positions, which were previously recorded in “Provisions and other non-current liabilities” in the consolidated statement of financial position. For additional information regarding the impact of this change, refer to note 3 of our 2019 annual consolidated financial statements.

Amendments to IFRS 3, Business Combinations

In October 2018, the IASB issued amendments to IFRS 3 to clarify the definition of a business to provide further guidance whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments are effective for periods beginning on or after January 1, 2020, but earlier application is permitted. We applied these amendments in the preparation of our consolidated financial statements for the year-ended December 31, 2019.

Thomson Reuters Annual Report 2019

IFRS 15, Revenue from Contracts with Customers

Effective January 1, 2018, the Company adopted IFRS 15, Revenue from Contracts with Customers.

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Refer to Appendix F of this management’s discussion and analysis for additional information on our critical accounting estimates and judgments.

Additional Information

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures were effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We are engaged in a long-term efficiency initiative which impacts our financial reporting. We are enhancing our order-to-cash (OTC) applications and related workflow processes in phases over multiple years. Key elements of the OTC solutions are order management, billing, cash management and collections functionality. We expect to reduce the number of applications and to streamline and automate processes across our organization through this initiative.

As we are implementing this initiative in phases over an extended period, the nature and extent of activity will vary by quarter. The initiative could result in material changes to our internal control over financial reporting depending on the nature and volume of work completed, as we will continue to modify the design and documentation of the related internal control processes and procedures, as necessary.

We adopted IFRS 16 on January 1, 2019 and deployed a lease tracking system to comply with the requirements of the new standard. As part of the deployment, we modified our existing internal controls at that time and implemented new internal controls over financial reporting where appropriate.

Following the separation of the F&R business from our company in October 2018, a significant number of employees who performed accounting and reporting functions were transferred to Refinitiv. Transition services agreements have been in place between Thomson Reuters and Refinitiv since the companies separated. While a number of key controls continue to be performed under the transition services agreements, there were no material changes in key controls over our financial reporting processes.

Except as described above, there was no change in our internal control over financial reporting during 2019 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019 and based on that assessment determined that our internal control over financial reporting was effective. Refer to our 2019 annual consolidated financial statements for our management’s report on internal control over financial reporting.

Thomson Reuters Annual Report 2019

Share Capital

As of March 4, 2020, we had outstanding 495,101,048 common shares, 6,000,000 Series II preference shares, 6,090,772 stock options and a total of 3,909,734 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

Public Securities Filings and Regulatory Announcements

You may access other information about our company, including our 2019 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

Cautionary Note Concerning Factors That May Affect Future Results

Certain statements in this management’s discussion and analysis are forward-looking, including, but not limited to, the 2020 business outlook, the number of LSEG shares that the company is projected to indirectly own upon closing of the proposed LSEG/Refinitiv transaction, the parties’ expectation that LSEG will only issue shares as consideration for the proposed LSEG/Refinitiv transaction, the company’s current expectations regarding the timing for closing of the proposed LSEG/Refinitiv transaction, the parties’ expectations for a combined business and the company’s expectations regarding the potential tax consequences of the proposed LSEG/Refinitiv transaction, as well as statements regarding the company’s intention to target a dividend payout ratio of between 50% to 60% of its free cash flow; statements regarding the future growth and profitability of our customer segments; statements about the estimated future growth of the market segments in which Thomson Reuters’ businesses operate; the company’s plans to make future share repurchases; and Refinitiv’s cost savings target. The words “expect”, “believe”, “target” and “will” and similar expressions identify forward-looking statements. While we believe that we have a reasonable basis for making forward-looking statements in this management’s discussion and analysis, they are not a guarantee of future performance or outcomes and there is no assurance that the proposed LSEG/Refinitiv transaction will be completed or that any other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond our company’s control and the effects of them can be difficult to predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this management’s discussion and analysis include, but are not limited to, changes in the general economy; actions of competitors; fraudulent or unpermitted data access or other cyber-security or privacy breaches; failures or disruptions of data centers, network systems, telecommunications, or the Internet; failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers and retain existing ones, or expand into new geographic markets and identify areas of higher growth; changes to law and regulations; failure to adapt to organizational changes and effectively implement strategic initiatives; failure to attract, motivate and retain high quality management and key employees; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; failure to meet the challenges involved in operating globally; failure to maintain a high renewal rate for recurring, subscription-based services; dependency on third parties for data, information and other services; inadequate protection of intellectual property rights; tax matters, including changes to tax laws, regulations and treaties; fluctuations in foreign currency exchange and interest rates; failure to protect the brands and reputation of Thomson Reuters; threat of legal actions and claims; downgrading of credit ratings and adverse conditions in the credit markets; failure to efficiently complete the separation of Refinitiv from Thomson Reuters; failure to complete the proposed LSEG/Refinitiv transaction; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; risk of antitrust/competition-related claims or investigations; actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited; and impairment of goodwill and other identifiable intangible assets. Additional factors are discussed in the “Risk Factors” section of this annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

Thomson Reuters Annual Report 2019

Our company’s 2020 business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the company believes are appropriate under the circumstances.

Our company has provided a business outlook for the purpose of presenting information about current expectations for 2020. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

Thomson Reuters Annual Report 2019

Appendix A

Non-IFRS Financial Measures

We use non-IFRS financial measures as supplemental indicators of our operating performance and financial position. Additionally, we use non-IFRS measures as performance metrics as the basis for management incentive programs. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies. Except for free cash flow and ROIC, all our non-IFRS measures exclude the results of the F&R business, which was reported as a discontinued operation through October 1, 2018, the closing date of the sale. All our non-IFRS measures exclude the results of our equity investment in Refinitiv.

The following table sets forth our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Reconciliations for the most directly comparable IFRS measure are reflected in Appendix B and the “Liquidity and Capital Resources” section of our management’s discussion and analysis. Following the adoption of IFRS 16, we updated our definition of net debt to include lease liabilities. We also updated our definition of free cash flow such that it continues to include lease payments that are now classified within financing activities. As a result, there is no change to the amount of our free cash flow, despite the change in balance sheet recognition for leases.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation

Segment adjusted EBITDA, consolidated adjusted EBITDA and the related margins

Segment adjusted EBITDA represents earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, our share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items.

Consolidated adjusted EBITDA is comprised of adjusted EBITDA from each reportable segment and Corporate costs.

The related margins are expressed as a percentage of revenues.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that we do not consider to be controllable activities for this purpose.

Represents a measure commonly reported and widely used by investors as a valuation metric. Additionally, this measure is used to assess our ability to incur and service debt.

Earnings from continuing operations

Adjusted EBITDA less capital expenditures and the related margin
Adjusted EBITDA less capital expenditures. The related margin is expressed as a percentage of revenues.

Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized.

Earnings from continuing operations

Thomson Reuters Annual Report 2019

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation

Adjusted earnings and adjusted EPS

Net earnings:

•   excluding the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. We calculate the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

•   We also deduct dividends declared on preference shares.

	Provides a more comparable basis to analyze earnings and is also a measure commonly used by shareholders to measure our performance.	Net earnings and diluted earnings per share
Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares.

In interim periods, we also adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to pre-tax adjusted earnings of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full-year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year tax expense or on cash taxes paid.

Net debt

Total indebtedness (including the associated fair value of hedging instruments, but excluding the associated unamortized transaction costs and premiums or discounts and the interest-related fair value component of hedging instruments), and lease liabilities less cash and cash equivalents.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the interest components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.

Total debt (current indebtedness plus long-term indebtedness)

Thomson Reuters Annual Report 2019

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation

Free cash flow (includes free cash flow from continuing and discontinued operations)

Net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities, less capital expenditures, payments of lease principal, dividends paid on our preference shares, and dividends paid to non-controlling interests from discontinued operations.

	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash provided by operating activities

Return on invested capital (ROIC)

Adjusted operating profit (operating profit excluding amortization of other identifiable intangible assets, other operating gains and losses, and fair value adjustments) less net taxes paid expressed as a percentage of the average adjusted invested capital during the period.

Provides a measure of how efficiently we allocate resources to profitable activities and is indicative of our ability to create value for our shareholders.

IFRS does not require a measure comparable to ROIC. Refer to our calculation of ROIC in Appendix E for a reconciliation of the components in the calculation to the most directly comparable IFRS measure.

Changes before the impact of foreign currency or at “constant currency”

Applicable measures where changes are reported before the impact of foreign currency or at “constant currency”

IFRS Measures:

• Revenues

• Operating expenses

Non-IFRS Measures:

• Adjusted EBITDA and adjusted EBITDA margin

• Adjusted EPS

Provides better comparability of business trends from period to period.

Our reporting currency is the U.S. dollar. However, we conduct activities in currencies other than the U.S. dollar. We measure our performance before the impact of foreign currency (or at “constant currency”), which means that we apply the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.

For each non-IFRS measure, refer to the definitions above for the most directly comparable IFRS measure.

Changes in revenues computed on an “organic” basis

Represent changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods. Additionally, it excludes the initial contract value of the 30-year Reuters News agreement signed on October 1, 2018, which was treated as an acquisition until October 1, 2019.

•   For acquisitions, we calculate organic growth as though we had owned the acquired business in both periods. We compare revenues for the acquired business for the period we owned the business to the same prior-year period revenues for that business, when we did not own it.

•   For dispositions, we calculate organic growth as though we did not own the business in either period. We exclude revenues of the disposed business from the point of disposition, as well as revenues from the same prior-year period before the sale.

	Provides further insight into the performance of our existing businesses by excluding distortive impacts and serves as a better measure of our ability to grow our business over the long term.	Revenues

Thomson Reuters Annual Report 2019

Appendix B

This appendix provides reconciliations of certain non-IFRS measures to the most directly comparable IFRS measure that are not presented elsewhere in this management’s discussion and analysis.

Reconciliation of Earnings (Loss) from Continuing Operations to Adjusted EBITDA and Adjusted EBITDA Less Capital Expenditures

	Three months ended December 31,		Year ended December 31,

(millions of U.S. dollars, except margins)	2019	2018	2019	2018
Earnings (loss) from continuing operations	1,321	(103)	1,570	164
Adjustments to remove:
Tax (benefit) expense	(1,233)	(16)	(1,198)	136
Other finance costs (income)	33	(3)	65	(13)
Net interest expense	51	19	163	260
Amortization of other identifiable intangible assets	34	26	114	109
Amortization of computer software	123	106	449	400
Depreciation	44	27	154	110
EBITDA	373	56	1,317	1,166
Adjustments to remove:
Share of post-tax losses in equity method investments	44	238	599	233
Other operating gains, net	(27)	(16)	(423)	(29)
Fair value adjustments	6	(4)	-	(5)
Adjusted EBITDA	396	274	1,493	1,365
Deduct: capital expenditures, less proceeds from disposals	(140)	(156)	(505)	(576)
Adjusted EBITDA less capital expenditures	256	118	988	789
Adjusted EBITDA margin	25.0%	17.9%	25.3%	24.8%
Adjusted EBITDA less capital expenditures margin	16.1%	7.7%	16.7%	14.3%

Thomson Reuters Annual Report 2019

Reconciliation of Net Earnings to Adjusted Earnings and Adjusted EPS

	Three months ended December 31,		Year ended December 31,

(millions of U.S. dollars, except per share amounts and share data)	2019	2018	2019	2018
Net earnings	1,324	3,375	1,564	4,023
Adjustments to remove:
Fair value adjustments	6	(4)	-	(5)
Amortization of other identifiable intangible assets	34	26	114	109
Other operating gains, net	(27)	(16)	(423)	(29)
Other finance costs (income)	33	(3)	65	(13)
Share of post-tax losses in equity method investments	44	238	599	233
Tax on above items(1)	(15)	(61)	(72)	(79)
Tax items impacting comparability(1)	(1,211)	26	(1,204)	126
(Earnings) loss from discontinued operations, net of tax	(3)	(3,478)	6	(3,859)
Interim period effective tax rate normalization	1	-	-	-
Dividends declared on preference shares	(1)	(1)	(3)	(3)
Adjusted earnings	185	102	646	503
Adjusted EPS	$0.37	$0.19	$1.29	$0.75
Diluted weighted-average common shares (millions)(2)	501.1	551.3	502.5	668.2

(1) See the “Results of Operations—Tax (benefit) expense” section of this management’s discussion and analysis for additional information.

(2) See the “Reconciliation of weighted-average diluted shares used in adjusted EPS” section in this Appendix B for additional information.

Reconciliation of Net Cash Provided by (Used in) Operating Activities to Free Cash Flow

	Three months ended December 31,		Year ended December 31,

(millions of U.S. dollars)	2019	2018	2019	2018
Net cash provided by (used in) operating activities	355	(10)	702	2,062
Capital expenditures	(140)	(156)	(505)	(576)
Proceeds from disposals of property and equipment	7	-	7	27
Capital expenditures from discontinued operations	-	-	-	(362)
Other investing activities	4	(1)	9	18
Payments of lease principal(1)	(16)	-	(51)	-
Other investing activities from discontinued operations	-	1	-	1
Dividends paid on preference shares	(1)	(1)	(3)	(3)
Dividends paid to non-controlling interests from discontinued operations	-	-	-	(60)
Free cash flow	209	(167)	159	1,107

(1) In 2019, we updated our definition of free cash flow to include payments of lease principal in connection with the adoption of IFRS 16 on January 1, 2019. In 2018, lease payments were included within net cash provided by operating activities.

Thomson Reuters Annual Report 2019

Reconciliation of Changes in Segment and Consolidated Revenues Excluding the Effects of Foreign Currency (Constant Currency) as well as Acquisitions/Divestitures (Organic Basis)(1)

	Three months ended December 31,

			Change

(millions of U.S. dollars)	2019	2018	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic
Revenues
Legal Professionals	617	600	3%	(1%)	4%	-	4%
Corporates	331	315	5%	-	5%	-	5%
Tax & Accounting Professionals	274	252	9%	(2%)	11%	(1%)	12%
Reuters News	164	155	5%	-	5%	7%	(1%)
Global Print	196	206	(5%)	-	(4%)	-	(4%)
Eliminations/Rounding	1	(1)
Total revenues	1,583	1,527	4%	(1%)	4%	-	4%

Reconciliation of Changes in Segment and Consolidated Recurring Revenues Excluding the Effects of Foreign Currency (Constant Currency) as well as Acquisitions/Divestitures (Organic Basis)(1)

	Three months ended December 31,

			Change

(millions of U.S. dollars)	2019	2018	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic
Recurring Revenues
Legal Professionals	570	546	4%	(1%)	5%	1%	4%
Corporates	280	261	7%	-	7%	2%	5%
Tax & Accounting Professionals	243	224	9%	(1%)	10%	(2%)	13%
Reuters News	143	142	-	-	1%	-	1%
Total recurring revenues	1,236	1,173	5%	(1%)	6%	1%	6%

Reconciliation of Changes in Segment and Consolidated Transactions Revenues Excluding the Effects of Foreign Currency (Constant Currency) as well as Acquisitions/Divestitures (Organic Basis)(1)

	Three months ended December 31,

			Change

(millions of U.S. dollars)	2019	2018	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic
Transactions Revenues
Legal Professionals	47	54	(12%)	1%	(13%)	(13%)	-
Corporates	51	54	(5%)	(2%)	(4%)	(9%)	6%
Tax & Accounting Professionals	31	28	10%	(9%)	19%	10%	9%
Reuters News	21	13	63%	5%	58%	68%	(11%)
Total transactions revenues	150	149	1%	(1%)	3%	1%	2%

(1) Growth percentages are computed using whole dollars. Accordingly, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Thomson Reuters Annual Report 2019

Reconciliation of Changes in Adjusted EBITDA and the Related Margin, and Consolidated Operating Expenses and Adjusted EPS, Excluding the Effects of Foreign Currency(1)

	Three months ended December 31,

			Change

(millions of U.S. dollars, except margins and per share amounts)	2019	2018	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Legal Professionals	215	221	(3%)	(1%)	(2%)
Corporates	103	84	23%	5%	18%
Tax & Accounting Professionals	135	120	13%	(1%)	14%
Reuters News	4	6	(23%)	63%	(86%)
Global Print	77	87	(12%)	1%	(13%)
Corporate costs	(138)	(244)	n/a	n/a	n/a
Consolidated adjusted EBITDA	396	274	44%	-	44%

Adjusted EBITDA margin
Legal Professionals	34.9%	36.8%	(190)bp	10bp	(200)bp
Corporates	31.1%	26.5%	460bp	120bp	340bp
Tax & Accounting Professionals	49.1%	47.4%	170bp	50bp	120bp
Reuters News	2.4%	3.3%	(90)bp	140bp	(230)bp
Global Print	39.5%	42.6%	(310)bp	70bp	(380)bp
Corporate costs	n/a	n/a	n/a	n/a	n/a
Consolidated adjusted EBITDA margin	25.0%	17.9%	710bp	30bp	680bp
Consolidated operating expenses	1,193	1,249	(5%)	(1%)	(4%)
Consolidated adjusted EPS	$0.37	$0.19	95%	5%	89%

(1) Growth percentages and adjusted EBITDA margins are computed using whole dollars. Accordingly, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Thomson Reuters Annual Report 2019

Reconciliation of Changes in Segment and Consolidated Revenues Excluding the Effects of Foreign Currency (Constant Currency) as well as Acquisitions/Divestitures (Organic Basis)(1)

	Year ended December 31,

			Change

(millions of U.S. dollars)	2019	2018	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic
Revenues
Legal Professionals	2,419	2,373	2%	(1%)	3%	(1%)	4%
Corporates	1,321	1,238	7%	(1%)	8%	1%	6%
Tax & Accounting Professionals	844	794	6%	(2%)	8%	-	8%
Reuters News	630	370	70%	(1%)	72%	70%(2)	2%
Global Print	693	728	(5%)	(1%)	(3%)	-	(3%)
Eliminations/Rounding	(1)	(2)
Total revenues	5,906	5,501	7%	(1%)	8%	5%	4%

Reconciliation of Changes in Segment and Consolidated Recurring Revenues Excluding the Effects of Foreign Currency (Constant Currency) as well as Acquisitions/Divestitures (Organic Basis)(1)

	Year ended December 31,

			Change

(millions of U.S. dollars)	2019	2018	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic
Recurring Revenues
Legal Professionals	2,235	2,159	4%	(1%)	5%	–	4%
Corporates	1,093	995	10%	(1%)	11%	3%	8%
Tax & Accounting Professionals	703	658	7%	(2%)	9%	(1%)	10%
Reuters News	573	326	75%	(2%)	77%	76%(2)	2%
Total recurring revenues	4,604	4,138	11%	(1%)	12%	7%	5%

Reconciliation of Changes in Segment and Consolidated Transactions Revenues Excluding the Effects of Foreign Currency (Constant Currency) as well as Acquisitions/Divestitures (Organic Basis)(1)

	Year ended December 31,

			Change

(millions of U.S. dollars)	2019	2018	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic
Transactions Revenues
Legal Professionals	184	214	(14%)	(1%)	(13%)	(11%)	(2%)
Corporates	228	243	(6%)	(1%)	(5%)	(4%)	(1%)
Tax & Accounting Professionals	141	136	4%	(3%)	6%	4%	2%
Reuters News	57	44	30%	2%	29%	25%	3%
Total transactions revenues	610	637	(4%)	(1%)	(3%)	(3%)	–

(1) Growth percentages are computed using whole dollars. Accordingly, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(2) Includes the initial contract value of revenues in Reuters News for providing news and editorial content to Refinitiv under the 30-year agreement that began in the fourth quarter of 2018.

Thomson Reuters Annual Report 2019

Reconciliation of Changes in Adjusted EBITDA and the Related Margin, and Consolidated Operating Expenses and Adjusted EPS, Excluding the Effects of Foreign Currency(1)

	Year ended December 31,

			Change

(millions of U.S. dollars, except margins and per share amounts)	2019	2018	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Legal Professionals	901	816	10%	–	10%
Corporates	433	395	10%	1%	9%
Tax & Accounting Professionals	323	273	18%	–	19%
Reuters News	35	27	32%	38%	(6%)
Global Print	295	320	(8%)	–	(7%)
Corporate costs	(494)	(466)	n/a	n/a	n/a
Consolidated adjusted EBITDA	1,493	1,365	9%	1%	8%

Adjusted EBITDA margin
Legal Professionals	37.2%	34.4%	280bp	40bp	240bp
Corporates	32.8%	31.9%	90bp	60bp	30bp
Tax & Accounting Professionals	38.2%	34.3%	390bp	50bp	340bp
Reuters News	5.6%	7.2%	(160)bp	140bp	(300)bp
Global Print	42.6%	44.0%	(140)bp	40bp	(180)bp
Corporate costs	n/a	n/a	n/a	n/a	n/a
Consolidated adjusted EBITDA margin	25.3%	24.8%	50bp	60bp	(10)bp
Consolidated operating expenses	4,413	4,131	7%	(2%)	9%
Consolidated adjusted EPS	$1.29	$0.75	72%	7%	65%

(1) Growth percentages adjusted EBITDA margins are computed using whole dollars. Accordingly, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Reconciliation of weighted-average diluted shares used in adjusted EPS

Because we reported a net loss for continuing operations under IFRS for the three months ended December 31, 2018, the weighted-average number of common shares used for basic and diluted loss per share is the same, as the effect of stock options and other equity incentive awards would reduce the loss per share, and therefore be anti-dilutive. Since our non-IFRS measure “adjusted earnings” is a profit, potential common shares are included, as they lower adjusted EPS and are therefore dilutive.

The following table reconciles IFRS and non-IFRS common share information:

Three months ended December 31,

(weighted-average common shares)	2018
IFRS: Basic and diluted	550,091,316
Effect of stock options and other equity incentive awards	1,217,214
Non-IFRS diluted	551,308,530

Thomson Reuters Annual Report 2019

Appendix C

Supplemental Financial Information (unaudited)

In the fourth quarter of 2019, we completed our program to reposition our businesses after the separation from Refinitiv. As a result, we re-assessed our methodology for allocating costs to our business segments and will adjust our allocations beginning in the first quarter of 2020 such that adjusted EBITDA for Reuters News will increase and adjusted EBITDA for the other customer segments will decrease. Additionally, we will transfer certain revenues from the Corporates and the Tax & Accounting Professionals segments to our Legal Professionals segment, where they better fit. The following supplemental financial information provides revised 2019 and 2018 full-year and 2019 quarterly business segment information on the same basis that we will begin reporting in 2020. These changes impact the financial results of our segments, but do not change our consolidated financial results.

Revised Business Segment Information

	Year ended December 31, 2019			Year ended December 31, 2018

(millions of U.S. dollars, except for margins)	Reported	Adjustments	Revised	Reported	Adjustments	Revised
Revenues
Legal Professionals	2,419	14	2,433	2,373	12	2,385
Corporates	1,321	(13)	1,308	1,238	(11)	1,227
Tax & Accounting Professionals	844	(1)	843	794	(1)	793
Reuters News	630	–	630	370	–	370
Global Print	693	–	693	728	–	728
Eliminations/Rounding	(1)	–	(1)	(2)	–	(2)
Revenues	5,906	–	5,906	5,501	–	5,501

Adjusted EBITDA(1)
Legal Professionals	901	(6)	895	816	4	820
Corporates	433	(21)	412	395	(17)	378
Tax & Accounting Professionals	323	(5)	318	273	(3)	270
Reuters News	35	33	68	27	15	42
Global Print	295	(1)	294	320	–	320
Corporate Costs	(494)	–	(494)	(466)	1	(465)
Adjusted EBITDA	1,493	–	1,493	1,365	–	1,365

Adjusted EBITDA margin(1)(2)
Legal Professionals	37.2%		36.8%	34.4%		34.4%
Corporates	32.8%		31.5%	31.9%		30.8%
Tax & Accounting Professionals	38.2%		37.6%	34.3%		34.1%
Reuters News	5.6%		10.9%	7.2%		11.3%
Global Print	42.6%		42.5%	44.0%		44.0%
Corporate Costs	n/a		n/a	n/a		n/a
Adjusted EBITDA margin	25.3%		25.3%	24.8%		24.8%

(1) Refer to Appendix A for a definition of our non-IFRS measures.

(2) Adjusted EBITDA margins are computed using whole dollars, accordingly, margins calculated from reported amounts may differ from those presented.

Thomson Reuters Annual Report 2019

Revised Business Segment Information (continued)

	2019

(millions of U.S. dollars, except margins)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues
Legal Professionals	600	605	607	621
Corporates	346	315	319	328
Tax & Accounting Professionals	222	182	165	274
Reuters News	155	156	155	164
Global Print	165	164	168	196
Eliminations/Rounding	(1)	1	(1)	–
Revenues	1,487	1,423	1,413	1,583

Adjusted EBITDA(1)
Legal Professionals	229	229	222	215
Corporates	111	98	105	98
Tax & Accounting Professionals	92	59	33	134
Reuters News	23	19	16	10
Global Print	74	72	71	77
Corporate costs	(132)	(122)	(102)	(138)
Adjusted EBITDA	397	355	345	396

Adjusted EBITDA margin(1) (2)
Legal Professionals	38.1%	37.8%	36.7%	34.5%
Corporates	32.1%	30.9%	33.0%	30.0%
Tax & Accounting Professionals	41.4%	32.3%	20.1%	48.7%
Reuters News	14.6%	12.5%	10.0%	6.5%
Global Print	44.7%	44.1%	42.3%	39.4%
Corporate costs	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	26.7%	25.0%	24.4%	25.0%

(1) Refer to Appendix A for a definition of our non-IFRS measures.

(2) Adjusted EBITDA margins are computed using whole dollars, accordingly, margins calculated from reported amounts may differ from those presented.

Thomson Reuters Annual Report 2019

Appendix D

Information about Refinitiv

As of October 1, 2018, our company owns a 45% interest in Refinitiv, which was formerly our wholly owned F&R business. 55% of Refinitiv is owned by private equity funds affiliated with Blackstone. An affiliate of Canada Pension Plan Investment Board and an affiliate of GIC invested alongside Blackstone. Beginning with the fourth quarter of 2018, our IFRS results include our 45% share of Refinitiv’s results reported in a single line item on our consolidated income statement titled “Share of post-tax losses in equity method investments.” Our non-IFRS measures, including adjusted earnings, exclude our share of post-tax results in Refinitiv and other equity method investments.

The table below sets forth selected financial information for 100% of Refinitiv for the three months and year ended December 31, 2019, and the three months ended December 31, 2018 on both an IFRS and non-IFRS basis. Refinitiv reports on a US GAAP basis and provides a reconciliation to IFRS in accordance with Thomson Reuters’ accounting policies. A reconciliation from these IFRS measures to the related non-IFRS measures is also included in this appendix. Because Refinitiv has only been in existence since October 1, 2018, there are no financial statements for the business for the full year ended December 31, 2018. The information for the nine months ended September 30, 2018 that was previously reported for the F&R business by Thomson Reuters is not fully comparable to Refinitiv’s current basis of presentation, as Refinitiv must apply accounting rules related to the purchase of the business and because Refinitiv defines its non-GAAP measures differently than Thomson Reuters defines its non-IFRS measures. To provide a reasonable basis to assess revenue trends for the business, Thomson Reuters has combined the nine months ended September 30, 2018 F&R revenues, as previously reported by Thomson Reuters on a discontinued operations basis prior to the change in ownership, with the three months ended December 31, 2018, reported by Refinitiv, and also provided a supplemental change before currency and excluding businesses disposed.

On August 1, 2019, we and private equity funds affiliated with Blackstone agreed to sell Refinitiv to LSEG in an all share transaction, but LSEG may, at its option, settle up to $2.5 billion of the consideration in cash. Please see the “Executive Summary – Proposed LSEG/Refinitiv Transaction” section of this management’s discussion and analysis for additional information.

The following information, which has been provided by Refinitiv, is unaudited.

	Three months ended December 31,

			Change

(millions of U.S. dollars, except margin)	2019	2018	Total	Before Currency & Excluding Businesses Disposed
IFRS Measures
Revenues	1,576	1,550	2%	2%

Net loss	(77)	(522)
Cash flow from operations	256	299
Capital expenditures, less proceeds from disposals	94	70

Non-IFRS Measures
Adjusted EBITDA	553	486
Adjusted EBITDA margin	35.1%	31.4%
Free cash flow	147	210

Thomson Reuters Annual Report 2019

Information about Refinitiv (continued)

	Year ended December 31,

			Change

(millions of U.S. dollars, except margin)	Refinitiv Actuals 2019	Refinitiv 2018(1)	Total	Before Currency & Excluding Businesses Disposed
IFRS Measures
Revenues	6,250	6,227	–	3%

Net loss	(1,278)
Cash flow from operations	733
Capital expenditures, less proceeds from disposals	513
Debt at December 31, 2019	13,877

Non-IFRS Measures
Adjusted EBITDA	2,208
Adjusted EBITDA margin	35.3%
Free cash flow	106

(1) Includes revenues of $4,677 million as previously reported by Thomson Reuters on a discontinued operations basis prior to the change in ownership for the nine months ended September 30, 2018 and Refinitiv actuals of $1,550 million for the three months ended December 31, 2018.

The following reconciliations of IFRS measures to non-IFRS measures is based on Refinitiv’s definition of non-GAAP measures, which is not the same as the definitions used by Thomson Reuters.

Reconciliation of Net Loss to Adjusted EBITDA

	Three months ended December 31,		Year ended December 31,

(millions of U.S. dollars, except margins)	2019	2018	2019
Net loss	(77)	(522)	(1,278)
Adjustments to remove:
Tax benefit	(92)	(56)	(114)
Finance costs	102	261	1,176
Depreciation and amortization	470	472	1,901
EBITDA	403	155	1,685
Adjustments to remove:
Share of post-tax earnings in equity method investments	(1)	–	(2)
Other operating losses	22	23	2
Fair value adjustments	4	(8)	49
Share-based compensation	11	4	53
Transformation related costs	114	312	421
Adjusted EBITDA	553	486	2,208
Adjusted EBITDA margin	35.1%	31.4%	35.3%

Thomson Reuters Annual Report 2019

Information about Refinitiv (continued)

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

	Three months ended December 31,		Year ended December 31,

(millions of U.S. dollars)	2019	2018	2019
Net cash provided by operating activities	256	299	733
Capital expenditures, less proceeds from disposals	(94)	(70)	(513)
Other investing activities	–	–	1
Dividends paid to non-controlling interests	(15)	(19)	(115)
Free cash flow	147	210	106

Thomson Reuters Annual Report 2019

Appendix E

Calculation of Return on Invested Capital (ROIC)

We calculate ROIC as adjusted operating profit after net taxes paid expressed as a percentage of the average invested capital during the period. Invested capital represents our net operating assets that contribute to, or arise from, our post-tax adjusted operating profit.

The following table provides the calculation of our ROIC for 2019 and 2018.

(millions of U.S. dollars)	2019	2018(1)
Calculation of adjusted operating profit after taxes
Operating profit	1,199	780
Adjustments to remove:
Amortization of other identifiable intangible assets	114	109
Fair value adjustments	-	(5)
Other operating gains, net	(423)	(29)
Adjusted operating profit – continuing operations	890	855
Net cash taxes paid on continuing operations	(268)	(270)
Post-tax adjusted operating profit- continuing operations	622	585
Post–tax adjusted operating profit- discontinued operations	(49)	1,366
Consolidated post-tax adjusted operating profit	573	1,951
Calculation of invested capital
Trade and other receivables	1,167	1,313
Prepaid expenses and other current assets	546	426
Property and equipment, net	615	473
Computer software, net	900	908
Other identifiable intangible assets (excludes accumulated amortization)	6,007	5,804
Goodwill(2)	4,875	4,176
Payables, accruals and provisions	(1,373)	(1,778)
Deferred revenue	(833)	(815)
Present value of operating leases(3)	-	198
Total invested capital(4)	11,904	10,705
Average invested capital	11,305	19,837
Return on invested capital	5.1%	9.8%

(1) 2018 amounts have been adjusted primarily to reflect a change in accounting policy for the presentation of uncertain tax treatments. See the “Revision of prior-period financial statements” section of this management’s discussion and analysis for additional information.

(2) Goodwill excludes deferred tax impacts of $1.0 billion and $0.9 billion in 2019 and 2018, respectively, arising from acquisition accounting.

(3) Represents the present value of operating leases primarily for property and equipment contracted in the ordinary course of business.

(4) Invested capital excludes other financial assets and liabilities, including cash and debt; equity method investments, other non-current assets; deferred taxes; and provisions and other non-current liabilities, which are largely comprised of defined benefit plan obligations.

ROIC decreased to 5.1% in 2019 from 9.8% in 2018 primarily due to loss of operating profit from discontinued operations. Excluding the impact of $370 million of stranded and one-time costs and investments to reposition our company following the separation from F&R, $180 million of one-time cash taxes paid, and $49 million of discontinued operations, 2019 ROIC was 10.3%.

We measure our ROIC to assess, over the long term, our ability to create value for our shareholders. Our goal is to increase this return over the long term by using our capital to invest in areas with high returns and realizing operating efficiencies to further enhance our profitability.

Thomson Reuters Annual Report 2019

Appendix F

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. The following discussion sets forth management’s:

•	most critical estimates and assumptions in determining the value of assets and liabilities; and

•	most critical judgments in applying accounting policies.

Critical accounting estimates and assumptions

Allowance for doubtful accounts and sales adjustments

We must make an assessment of whether accounts receivable are collectible from customers. Accordingly, we establish an allowance for estimated losses arising from non-payment and other sales adjustments, taking into consideration customer creditworthiness, current economic trends, past experience and expected credit losses. If future collections differ from estimates, future earnings would be affected. At December 31, 2019, the combined allowances were $64 million, or 5%, of the gross trade accounts receivable balance of $1.2 billion. An increase to the reserve based on 1% of accounts receivable would have decreased pre-tax earnings by approximately $12 million for the year ended December 31, 2019.

Computer software

Computer software represented $0.9 billion of total assets in the consolidated statement of financial position at December 31, 2019. A significant portion of ongoing expenditures relate to software that is developed as part of electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software licensed directly to customers. As part of the software development process, we must estimate the expected period of benefit over which capitalized costs should be amortized. The basis of these estimates includes the timing of technological obsolescence, competitive pressures, historical experience and internal business plans for the use of the software. Due to rapidly changing technology and the uncertainty of the software development process itself, future results could be affected if our current assessment of our software projects differs from actual performance.

Other identifiable intangible assets and goodwill

Other identifiable intangible assets and goodwill represented $3.5 billion and $5.9 billion, respectively, of total assets in the consolidated statement of financial position at December 31, 2019. Other identifiable intangible assets and goodwill arise out of business combinations. Business combinations are accounted for under the acquisition method of accounting, which requires us to identify and attribute values to the intangible assets acquired based on their estimated fair value as well as to estimate their useful lives. These determinations involve significant estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital. The excess of acquisition cost over the fair value of identifiable net assets acquired is recorded as goodwill.

Subsequent to acquisition, we test other identifiable intangible assets and goodwill for impairment as required. The outcome of these tests is highly dependent on our latest estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital. Specifically, cash flow projections could be impacted by deterioration in macroeconomic conditions, including potential impacts of regulation on customers, changes in customer buying patterns or competitive pressures. Our assumption of perpetual growth could be impacted by changes in long-term outlooks for global inflation. Additionally, the discount rate, tax rate and EBITDA multiples used in various impairment tests are based on those for comparable companies, which are driven by market conditions and prevailing tax laws.

If future events or results differ adversely from the estimates and assumptions made at acquisition or as part of subsequent impairment tests, we could record increased amortization or impairment charges in the future.

Thomson Reuters Annual Report 2019

We performed our annual goodwill impairment test as of October 1, 2019. No goodwill impairment was recorded as the estimated fair value less costs of disposal of each CGU exceeded their carrying values by more than 100%. We performed the test for each group of CGUs to which goodwill was allocated and monitored by management at the date of the test. The valuation techniques, significant assumptions and sensitivities applied in the goodwill impairment test are described below. The selection and application of valuation techniques and the determination of significant assumptions requires judgment.

Valuation Techniques

An impairment of goodwill occurs when the recoverable amount of a CGU is below the carrying value of the CGU. The recoverable amount is the higher of a CGU’s fair value less costs of disposal or its value in use. As with previous impairment tests, the recoverable value of each CGU was based on fair value less costs of disposal, using a weighted average of the income approach and market approach. IFRS 13, Fair Value Measurement, defines fair value as a market-based measurement rather than an entity-specific measurement. Therefore, the fair value of the CGU must be measured using the assumptions that market participants would use rather than those related specifically to us. In particular, the discount and tax rates used in the income approach reflect market participant assumptions. To calculate these market participant assumptions, publicly available data was gathered from companies operating in businesses similar to each CGU, which includes key competitors. As certain inputs to the valuation are not based on observable market data, the recoverable value of each CGU is categorized in Level 3 of the fair value measurement hierarchy.

Income approach

The income approach is predicated upon the value of the future cash flows that a business will generate. We used the discounted cash flow (DCF) method, which involves projecting cash flows and converting them into a present value equivalent through discounting. The discounting process uses a rate of return that is commensurate with the risk associated with the business and the time value of money. This approach requires assumptions about revenue growth rates, operating margins, capital expenditures, tax rates and discount rates.

Market approach

The market approach assumes that companies operating in the same industry will share similar characteristics and that company values will correlate to those characteristics. Therefore, a comparison of a CGU to similar companies whose financial information is publicly available may provide a reasonable basis to estimate fair value. Under the market approach, fair value is calculated based on EBITDA multiples of benchmark companies comparable to the businesses in each CGU. Data for the benchmark companies was obtained from publicly available information.

Significant Assumptions

Weighting of Valuation Techniques

We weighted the results of the two valuation techniques noted above, consistently applied to each CGU, as follows: 60% income approach/40% market approach. We believe that given volatility in capital markets, it is appropriate to apply a heavier weighting to the income approach.

Cash Flow Projections

Cash flow projections were based on our internal budget. We projected cash flows for a period of three years and applied a perpetual growth rate thereafter, as prescribed by IAS 36. In order to project cash flows for the three-year period, we considered growth in revenues and costs as well as capital expenditures. In preparing our projections, we considered past experience, economic trends such as GDP growth and inflation as well as industry and market trends. The projections also took into account the expected impact from efficiency initiatives, new product launches, customer retention, as well as the maturity of the markets in which each business operates.

Thomson Reuters Annual Report 2019

Discount Rate

We assumed a discount rate in order to calculate the present value of our projected cash flows. The discount rate represented a weighted-average cost of capital (WACC) for comparable companies operating in similar industries as the applicable CGU, based on publicly available information. The WACC is an estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate. Determination of the WACC requires separate analysis of the cost of equity and the cost of debt. The cost of equity reflects the long-term risk-free interest rate associated with U.S. Treasury bonds and considers a risk premium based on an assessment of risks related to the projected cash flows of each CGU.

Lower discount rates were applied to CGUs whose cash flows are expected to be less volatile due to factors such as the maturity of the market they serve and their market position. Higher discount rates were applied to CGUs whose cash flows are expected to be more volatile due to competition or participation in less stable geographic markets.

Tax Rate

The tax rates applied to the projections were based on effective tax rates of comparable companies operating in similar industries as the applicable CGU, based on publicly available information, or statutory tax rates. Tax assumptions are sensitive to changes in tax laws and the jurisdictions in which profits are earned.

The key assumptions used in performing the impairment test, by CGU, are presented below:

Cash-Generating Unit	Perpetual growth rate(1)	Discount rate	Tax rate
Legal Professionals	2.5%	7.0%	25.6%
Corporates	2.5%	8.0%	25.9%
Tax & Accounting Professionals	3.0%	8.5%	26.8%
Global Print	(4.4%)	9.0%	25.8%

(1) The perpetual growth rate is applied to the final year of cash flow projections.

Results and Sensitivities

The fair value for each CGU exceeded its carrying value by over 100%. Therefore, the sensitivity analysis demonstrated that no reasonably possible change in the perpetual growth, discount rate or income tax assumptions would cause the carrying amounts of any CGU to exceed its recoverable amount.

Equity Method Investments and Related Warrants

Equity method investments represented $1.6 billion of total assets in the consolidated statement of financial position at December 31, 2019 and consisted primarily of our 45% investment in Refinitiv. The carrying amount of equity method investees is subject to impairment assessments annually or whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Additionally, the terms of our investment in Refinitiv include warrants that provide for a potential exchange of value between private equity funds affiliated with Blackstone and our company at the time of an IPO or change in control of Refinitiv, depending on the value of Refinitiv at that date. These warrants are a derivative instrument that are accounted for at fair value each reporting period.

On August 1, 2019, we and private equity funds affiliated with Blackstone agreed to sell Refinitiv, to LSEG for a value that is substantially in excess of the carrying value of our investment. Reflecting the terms of the agreement, we valued the related warrants in Refinitiv at December 31, 2019 primarily based on the number of incremental shares in Refinitiv to which we are contractually entitled upon closing and the share price of LSEG on December 31, 2019. The valuation also incorporates (on a weighted-average basis) other outcomes based on the likelihood of the proposed transaction closing using a Monte Carlo simulation approach, which requires key inputs such as the estimated equity value of Refinitiv; the capitalization structure of Refinitiv; the expected volatility; the risk-free rate of return; annual dividends or distributions; and assumptions about the timing of a liquidity event. In future periods, the warrants will be revalued based on the share price of LSEG at each reporting date and will reflect management’s continuing assessment about the likelihood that the proposed transaction will close, including progress towards obtaining regulatory clearances and satisfying customary closing conditions.

Thomson Reuters Annual Report 2019

If actual events or results differ from these estimates and assumptions, we could record additional income or expense, including impairment charges, in the future. The most significant changes that could impact the value of the warrants include the failure of the LSEG transaction to close and the volatility of the LSEG stock price.

Employee future benefits

We sponsor defined benefit plans providing pension and other post-employment benefits to covered employees. The determination of benefit expense associated with employee future benefits requires assumptions such as the discount rate, which is used to measure service cost, benefit plan obligations and the net interest income (expense) on the net benefit plan assets (obligations). Other significant assumptions include expected mortality, the expected rate of increase with respect to future compensation and pension payments as well as the expected healthcare cost trend rate. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results which are estimated based on assumptions.

Discount rate

The discount rate was based on current market interest rates of high-quality, fixed-rate debt securities adjusted to reflect the duration of expected future cash outflows for pension benefit payments. To estimate the discount rate, we used a hypothetical yield curve that represented yields on high quality zero-coupon bonds with durations that mirrored the expected payment stream of the benefit obligation. For the Thomson Reuters Group Pension Plan (TRGP) and The Thomson Corporation PLC Pension Scheme (TTC) plans combined, a 0.25% increase or decrease in the discount rate would have decreased or increased the defined benefit obligation by approximately $150 million as of December 31, 2019.

Rates of inflation, increase in salaries and pension payments

The rate of inflation, which impacts increases in eligible U.K. pension payments, was determined by reference to consumer and retail price indices as well as other benchmarks. The assumption on salary growth is for the long term over the life of benefit plans. For the TRGP and the TTC plans combined, a 0.25% increase or decrease in the rate of increase in inflation and salary assumptions would have increased or decreased the defined benefit obligation by approximately $25 million and $15 million, respectively, as of December 31, 2019.

Medical cost trend

The medical cost trend is based on our actuarial medical claims experience and future projections of medical costs. The average medical cost trend rate used was 6.25% for 2019, which is reduced gradually to 5% in 2025. A 1% increase or decrease in the trend rate would have resulted in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $10 million at December 31, 2019.

Mortality assumptions

The mortality assumptions used to assess the defined benefit obligation as of December 31, 2019 are based on the following:

•	TRGP: Pri-2012/MP-2019 Generational Table; and

•	TTC plan: SAPS S3 Light Tables with allowances for plan demographic specifics and longevity improvements.

For the TRGP and the TTC plans combined, an increase in life expectancy of one year across all age groups would have increased the defined benefit obligation by approximately $90 million as of December 31, 2019.

Thomson Reuters Annual Report 2019

Income taxes

We compute an income tax provision in each of the jurisdictions in which we operate. These income tax provisions include amounts that are based upon our estimates and assumptions regarding prices and values used to record intercompany transactions. Actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, earnings would be affected in a subsequent period.

In interim periods, the income tax provision is based on estimates of full-year earnings by jurisdiction. The average annual effective income tax rates are re-estimated at each interim reporting date. To the extent that forecasts differ from actual results, adjustments are recorded in subsequent periods.

We record deferred tax assets in connection with the intercompany transfer of certain operations. The determination of these assets requires management to make significant estimates and assumptions about the fair value of the related operations. Critical estimates include, but are not limited to, internal revenue and expense forecasts and discount rates, while critical assumptions include those regarding macroeconomic conditions and prevailing tax laws. The discount rates used in the income method to reduce expected future cash flows to present value are derived from a weighted-average cost of capital analysis and are adjusted to reflect the inherent risks related to the cash flow. Although we believe our assumptions and estimates are reasonable and appropriate, they are based in part on historical experience and are inherently uncertain. Unanticipated events and circumstances may occur that could differ adversely from our assumptions and estimates, which could require the company to reduce its deferred tax assets in future periods.

Our 2019 effective income tax rate on earnings from continuing operations was not meaningful due to the impact of a $1.2 billion tax benefit associated with the reorganization of certain foreign operations. A 1% increase in the effective income tax rate would have decreased 2019 income tax benefit and decreased earnings from continuing operations by approximately $4 million.

Critical judgments in applying accounting policies

Revenue recognition

To determine the appropriate revenue recognition for our products and services, management must assess whether multiple products and services in customer contracts are distinct performance obligations that should be accounted for separately, or whether they must be accounted for together. In making the determination, management considers, for example, whether we regularly sell a good or service separately, or whether the goods or services are highly interrelated. Management must also determine the standalone selling price (SSP) for each distinct performance obligation. We typically have more than one SSP for individual products and services due to the stratification of our offerings by customer. As a result, management determines the SSP taking into consideration market conditions and other factors, including the value of our contracts, the product or service sold, the customer’s market, geographic location, and the number and types of users in each contract. Finally, management must also estimate the period over which to amortize assets arising from incremental costs of obtaining a contract. As management estimates that this period corresponds to the period over which a customer benefits from existing technology in the underlying product or service, this judgment is closely linked with the determination of software amortization periods.

Thomson Reuters Annual Report 2019

Uncertain tax positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings. As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. Where the outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. At December 31, 2019, the liability associated with uncertain tax positions was $213 million and is primarily included within “Payables, accruals and provisions” on the consolidated statement of financial position.

Thomson Reuters Annual Report 2019

Appendix G

Selected Annual Information

The following table summarizes selected annual information for 2019, 2018 and 2017.

	For the years ended and as at December 31,

(millions of U.S. dollars, except per share amounts)	2019	2018	2017
IFRS Consolidated Income Statement Data
Revenues	5,906	5,501	5,297
Operating profit	1,199	780	1,034
Earnings from continuing operations	1,570	164	637
(Loss) earnings from discontinued operations, net of tax	(6)	3,859	822
Net earnings	1,564	4,023	1,459
Earnings attributable to common shareholders	1,564	3,933	1,395
Basic earnings per share from continuing operations	$3.13	$0.25	$0.88
Basic (loss) earnings per share from discontinued operations	$(0.01)	$5.64	$1.06
Basic earnings per share	$3.12	$5.89	$1.94
Diluted earnings per share from continuing operations	$3.12	$0.24	$0.88
Diluted (loss) earnings per share from discontinued operations	($0.01)	$5.64	$1.06
Diluted earnings per share	$3.11	$5.88	$1.94
IFRS Consolidated Statement of Financial Position Data:
Total assets	17,295	17,018	26,480
Total long-term financial liabilities(1)	2,932	3,292	5,661
Dividend Data:
Dividends per Thomson Reuters Corporation common share (US$)	$1.44	$1.385	$1.38
Dividends per Thomson Reuters Corporation Series II preference share (C$)	C$0.69	C$0.63	C$0.51

(1) Comprised of “Long-term indebtedness” and “Other financial liabilities” classified as non-current in our consolidated statement of financial position.

Revenues increased over the three-year period due to growth in recurring revenues driven by our Legal Professionals, Corporates and Tax & Accounting Professionals customer segments, and new revenues within Reuters News from providing news and editorial content to Refinitiv since October 1, 2018. Global Print and transactions revenues declined over the three-year period. Currency had a slightly negative impact on revenue growth over the period.

Operating profit in 2019 was higher than in the earlier years as a benefit from the revaluation of warrants that we hold in Refinitiv related to our proposed sale of Refinitiv to LSEG more than offset significant costs and investments to reposition Thomson Reuters following the separation of F&R from the company, which impacted the 2018 period as well.

Earnings from continuing operations in 2019 increased significantly due to a $1.2 billion deferred tax benefit associated with the reorganization of certain foreign operations. Earnings from continuing operations during the three-year period also reflected the changes in operating profit, our share of post-tax losses from our 45% investment in Refinitiv since October 1, 2018, and in 2017, a $304 million tax benefit due to the U.S. Tax Cuts and Jobs Act.

(Loss) earnings from discontinued operations, net of tax included a $3.4 billion gain on the sale of 55% of our F&R business in 2018.

Total assets declined over the three-year period primarily due to the sale of 55% of our F&R business, and our use of a significant amount of the proceeds to repurchase common shares and repay debt.

Total long-term financial liabilities declined over the three-year period due to the repayment of debt from the proceeds of the F&R transaction.

Thomson Reuters Annual Report 2019

Appendix H

Quarterly Information (unaudited)

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarters ended

(millions of U.S. dollars, except per share amounts)	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
Revenues	1,583	1,413	1,423	1,487	1,527	1,284	1,311	1,379
Operating profit	216	262	447	274	135	173	204	268
Earnings (loss) from continuing operations	1,321	(72)	207	114	(103)	(47)	142	172
Earnings (loss) from discontinued operations, net of tax	3	28	(27)	(10)	3,478	349	515	(483)
Net earnings (loss)	1,324	(44)	180	104	3,375	302	657	(311)
Earnings (loss) attributable to common shareholders	1,324	(44)	180	104	3,375	272	625	(339)

Basic earnings (loss) per share
From continuing operations	$2.64	$(0.14)	$0.41	$0.23	$(0.19)	$(0.06)	$0.20	$0.24
From discontinued operations	0.01	0.05	(0.05)	(0.02)	6.32	0.45	0.68	(0.72)
	$2.65	$(0.09)	$0.36	$0.21	$6.13	$0.39	$0.88	$(0.48)
Diluted earnings (loss) per share
From continuing operations	$2.63	$(0.14)	$0.41	$0.22	$(0.19)	$(0.06)	$0.20	$0.24
From discontinued operations	0.01	0.05	(0.05)	(0.02)	6.32	0.45	0.68	(0.72)
	$2.64	$(0.09)	$0.36	$0.20	$6.13	$0.39	$0.88	$(0.48)

Revenues – Our revenues do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term. However, our revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. Beginning with the fourth quarter of 2018, our revenues included new revenues in our Reuters News business for providing news and editorial content to Refinitiv. Foreign currency had a slightly negative impact on our revenues for most of the eight-quarter period.

Operating profit – Similarly, our operating profit does not tend to be significantly impacted by seasonality. A majority of our operating expenses are fixed. As a result, when our revenues increase, we become more profitable, and when our revenues decline, we become less profitable. Following the three months ended June 30, 2018, our operating profit was significantly impacted by investment spending to reposition our business following the closing of the F&R transaction. However, operating profit benefited in the last three quarters of 2019 from gains on the revaluations of warrants that we hold in Refinitiv and, in the first quarter of 2019, from gains from the sale of businesses and investments.

Net earnings – The increase in net earnings in the fourth quarter of 2019 was due to a $1.2 billion deferred tax benefit associated with the reorganization of certain foreign operations. The increase in net earnings in the fourth quarter of 2018 was due to a $3.4 billion gain on the sale of 55% of our F&R business.

Thomson Reuters Annual Report 2019

Consolidated Financial Statements

Management’s Responsibility for the Consolidated Financial Statements

The management of Thomson Reuters Corporation (the “Company”) is responsible for the accompanying consolidated financial statements and other information included in this annual report. The financial statements have been prepared in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board, using the best estimates and judgments of management, where appropriate. Information presented elsewhere in this annual report is consistent with that in the financial statements.

The Company’s board of directors is responsible for ensuring that management fulfills its responsibilities in respect of financial reporting and internal control. The Audit Committee of the board of directors meets periodically with management and the Company’s independent auditor to discuss auditing matters and financial reporting issues. In addition, the Audit Committee approves the interim consolidated financial statements and recommends to the board of directors the approval of the annual consolidated financial statements and the annual appointment of the independent auditor. The board of directors has approved the information contained in the accompanying consolidated financial statements.

James C. Smith President and Chief Executive Officer March 10, 2020	Stephane Bello Chief Financial Officer

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal control over financial reporting is a process that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Thomson Reuters Corporation (the “Company”); (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of its system of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2019.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 has been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as stated in its report which appears herein.

James C. Smith President and Chief Executive Officer	Stephane Bello Chief Financial Officer

March 10, 2020

Thomson Reuters Annual Report 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Thomson Reuters Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Thomson Reuters Corporation and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flow for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019 and the manner in which it accounts for revenues from contracts with customers in 2018.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Thomson Reuters Annual Report 2019

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Uncertain Tax Positions

As described in Note 2 to the consolidated financial statements, the Company is subject to taxation in numerous jurisdictions and there are transactions within those jurisdictions for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions based on management’s best estimate of the amount expected to be paid. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. As management has described, judgment is required to identify and determine the estimate of uncertain tax positions, including the estimates and assumptions regarding prices and values used to record intercompany transactions. As of December 31, 2019, the liability associated with uncertain tax positions was $213 million.

The principal considerations for our determination that performing procedures relating to the Company’s uncertain tax positions is a critical audit matter are that there was significant judgment by management to assess uncertain tax positions, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating the timely identification and accurate measurement of uncertain tax positions. Also, the evaluation of audit evidence related to the provisions for uncertain tax positions required significant auditor judgment, and the audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the identification and measurement of the provisions for uncertain tax positions. These procedures also included, among others, testing the establishment of provisions for uncertain tax positions in consideration of tax laws in jurisdictions where the Company operates, new rulings, court decisions, legislative actions, statute of limitations, and developments in tax examinations. Professionals with specialized skill and knowledge were used to assist in the evaluation of the completeness and measurement of uncertain tax positions, the reasonableness of assumptions, and the completeness and accuracy of data used by management, including the reasonableness of management’s determination of the amount expected to be paid under relevant tax laws and regulations in applicable jurisdictions.

Thomson Reuters Annual Report 2019

Refinitiv Warrants

As described in Notes 2, 7, 9 and 20 to the consolidated financial statements, the terms of the Company’s investment in Refinitiv include warrants that provide for a potential exchange of value between private equity funds affiliated with Blackstone and the Company at the time of an IPO or change in control of Refinitiv, depending on the value of Refinitiv at that date. These warrants are a derivative instrument and are accounted for at fair value each reporting period. On August 1, 2019, the Company and private equity funds affiliated with Blackstone agreed to sell Refinitiv to London Stock Exchange Group plc (“LSEG”), in an all share transaction that valued Refinitiv at $27 billion. The proposed transaction will constitute a change in control whereby the exercise of the warrants in connection with the closing of the transaction will increase the Company’s ownership of Refinitiv from 45% to 47.6%. As a result of the proposed transaction, the value of the warrants as of December 31, 2019 is primarily based on the number of incremental shares in Refinitiv to which the Company is entitled upon closing and the share price of LSEG. The valuation also incorporates various outcomes (on a weighted average basis) based on the likelihood of the proposed transaction closing using a Monte Carlo simulation approach. The Company recorded an asset of $435 million at December 31, 2019 and recorded a gain of $419 million for the year ended December 31, 2019 in relation to the Refinitiv warrants.

The principal considerations for our determination that performing procedures relating to the Refinitiv warrants is a critical audit matter are there was significant judgment by management while estimating the fair value of the Refinitiv warrants, which in turn led to a high degree of auditor judgment and subjectivity in performing procedures to evaluate management’s estimates including the probability of the Refinitiv sale to LSEG closing and the estimated timing of a liquidity event. Also, the evaluation of audit evidence related to the fair value of the Refinitiv warrants required significant auditor judgment, and the audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s valuation of the Refinitiv warrants, including controls over the Company’s methods, significant assumptions and data. These procedures also included, among others, testing management’s process for developing the fair value estimate and evaluating the significant assumptions used within the Refinitiv warrant fair value calculation, including the probability of the Refinitiv sale to LSEG closing, and the estimated timing of a liquidity event through evaluation of legal documents and regulatory factors. Professionals with specialized skill and knowledge were used to assist in evaluation of the appropriateness of the Company’s model, reasonableness of significant assumptions and testing the accuracy of data used by management to estimate the fair value of the Refinitiv warrants.

New York, New York

March 10, 2020

We have served as the Company’s auditor since 2012.

Thomson Reuters Annual Report 2019

THOMSON REUTERS CORPORATION

CONSOLIDATED INCOME STATEMENT

		Year ended December 31,

(millions of U.S. dollars, except per share amounts)	Notes	2019	2018
CONTINUING OPERATIONS
Revenues	4	5,906	5,501
Operating expenses	6	(4,413)	(4,131)
Depreciation		(154)	(110)
Amortization of computer software		(449)	(400)
Amortization of other identifiable intangible assets		(114)	(109)
Other operating gains, net	7	423	29
Operating profit		1,199	780
Finance costs, net:
Net interest expense	8	(163)	(260)
Other finance (costs) income	8	(65)	13
Income before tax and equity method investments		971	533
Share of post-tax losses in equity method investments	9	(599)	(233)
Tax benefit (expense)	10	1,198	(136)
Earnings from continuing operations		1,570	164
(Loss) earnings from discontinued operations, net of tax	11	(6)	3,859
Net earnings		1,564	4,023
Earnings attributable to:
Common shareholders		1,564	3,933
Non-controlling interests		-	90

Earnings (loss) per share:	12
Basic earnings per share
From continuing operations		$3.13	$0.25
From discontinued operations		(0.01)	5.64
Basic earnings per share		$3.12	$5.89

Diluted earnings per share
From continuing operations		$3.12	$0.24
From discontinued operations		(0.01)	5.64
Diluted earnings per share		$3.11	$5.88

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2019

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31,

(millions of U.S. dollars)	Notes	2019	2018
Net earnings		1,564	4,023

Other comprehensive income (loss):
Items that have been or may be subsequently reclassified to net earnings:
Cash flow hedges adjustments to net earnings	20	(20)	49
Cash flow hedges adjustments to equity	20	14	(55)
Foreign currency translation adjustments to equity	20	109	(287)
Share of other comprehensive loss in equity method investments	9	(27)	(21)
Related tax benefit on share of other comprehensive loss in equity method investments	10	7	5
Reclassification of foreign currency translation adjustments on disposal of businesses	20	9	3,102
		92	2,793
Items that will not be reclassified to net earnings:
Fair value adjustments on financial assets	20	7	3
Remeasurement on defined benefit pension plans	27	(53)	104
Related tax benefit (expense) on remeasurement on defined benefit pension plans	10	12	(22)
Share of other comprehensive loss in equity method investments	9	(8)	(56)
Related tax benefit on share of other comprehensive loss in equity method investments	10	2	14
		(40)	43
Other comprehensive income		52	2,836
Total comprehensive income		1,616	6,859

Comprehensive income (loss) for the period attributable to:
Common shareholders:
Continuing operations		1,622	(151)
Discontinued operations		(6)	6,920
Non-controlling interests - discontinued operations		-	90
Total comprehensive income		1,616	6,859

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2019

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		December 31,

(millions of U.S. dollars)	Notes	2019	2018
ASSETS
Cash and cash equivalents	13	825	2,706
Trade and other receivables	14	1,167	1,313
Other financial assets	20	533	76
Prepaid expenses and other current assets	15	546	426
Current assets		3,071	4,521
Property and equipment, net	16	615	473
Computer software, net	17	900	908
Other identifiable intangible assets, net	18	3,518	3,324
Goodwill	19	5,853	5,076
Equity method investments	9	1,551	2,186
Other non-current assets	21	611	499
Deferred tax	24	1,176	31
Total assets		17,295	17,018

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	20	579	3
Payables, accruals and provisions	22	1,373	1,778
Deferred revenue	4	833	815
Other financial liabilities	20	434	95
Current liabilities		3,219	2,691
Long-term indebtedness	20	2,676	3,213
Provisions and other non-current liabilities	23	1,264	1,124
Deferred tax	24	576	780
Total liabilities		7,735	7,808

Equity
Capital	25	5,377	5,348
Retained earnings		4,965	4,739
Accumulated other comprehensive loss		(782)	(877)
Total equity		9,560	9,210
Total liabilities and equity		17,295	17,018

Contingencies (note 31)

The related notes form an integral part of these consolidated financial statements.

These consolidated financial statements were approved by the Company’s board of directors on March 4, 2020.

David Thomson Director	James C. Smith Director

Thomson Reuters Annual Report 2019

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

		Year ended December 31,

(millions of U.S. dollars)	Notes	2019	2018
Cash provided by (used in):
OPERATING ACTIVITIES
Earnings from continuing operations		1,570	164
Adjustments for:
Depreciation		154	110
Amortization of computer software		449	400
Amortization of other identifiable intangible assets		114	109
Net losses on disposals of businesses and investments		3	-
Deferred tax	24	(1,395)	(172)
Other	29	385	365
Pension contribution	27	(167)	-
Changes in working capital and other items	29	(247)	(84)
Operating cash flows from continuing operations		866	892
Operating cash flows from discontinued operations		(164)	1,170
Net cash provided by operating activities		702	2,062
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	30	(998)	(478)
Proceeds from disposals of businesses and investments, net of taxes paid		74	6
Capital expenditures		(505)	(576)
Proceeds from disposals of property and equipment		7	27
Other investing activities		9	18
Investing cash flows from continuing operations		(1,413)	(1,003)
Investing cash flows from discontinued operations, net of taxes paid		29	15,732
Net cash (used in) provided by investing activities		(1,384)	14,729
FINANCING ACTIVITIES
Proceeds from debt	20	-	1,370
Repayments of debt	20	-	(3,719)
Net repayments under short-term loan facilities	20	-	(1,661)
Payments of lease principal	28	(51)	-
Payments for substantial issuer bid/tender offer on common shares	25	-	(6,485)
Payments for return of capital on common shares	25	-	(2,303)
Repurchases of common shares	25	(488)	(1,174)
Dividends paid on preference shares		(3)	(3)
Dividends paid on common shares	25	(698)	(900)
Other financing activities		39	(1)
Financing cash flows from continuing operations		(1,201)	(14,876)
Financing cash flows from discontinued operations		-	(60)
Net cash used in financing activities		(1,201)	(14,936)
(Decrease) increase in cash and bank overdrafts		(1,883)	1,855
Translation adjustments		5	(20)
Cash and bank overdrafts at beginning of period		2,703	868
Cash and bank overdrafts at end of period		825	2,703
Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	13	825	2,706
Bank overdrafts		-	(3)
		825	2,703
Supplemental cash flow information is provided in note 29.
Interest paid, net of debt-related hedges		(189)	(296)
Interest received		44	40
Income taxes paid	29	(314)	(308)

Interest received and interest paid are reflected as operating cash flows.

Income taxes paid are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2019

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on financial instruments	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Total equity
Balance, December 31, 2018	3,443	1,905	5,348	4,739	10	(887)	(877)	9,210
Impact of IFRS 16 (see note 1)	-	-	-	11	-	-	-	11
Balance after IFRS 16 adoption	3,443	1,905	5,348	4,750	10	(887)	(877)	9,221
Net earnings	-	-	-	1,564	-	-	-	1,564
Other comprehensive (loss) income	-	-	-	(43)	(13)	108	95	52
Total comprehensive income (loss)	-	-	-	1,521	(13)	108	95	1,616
Dividends declared on preference shares	-	-	-	(3)	-	-	-	(3)
Dividends declared on common shares	-	-	-	(721)	-	-	-	(721)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	23	-	23	-	-	-	-	23
Repurchases of common shares	(48)	-	(48)	(402)	-	-	-	(450)
Pre-defined share repurchase plan	(20)	-	(20)	(180)	-	-	-	(200)
Stock compensation plans	178	(104)	74	-	-	-	-	74
Balance, December 31, 2019	3,576	1,801	5,377	4,965	(3)	(779)	(782)	9,560

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on financial instruments	Foreign currency translation adjustments	AOCL	Shareholders’ equity	Non- controlling interests	Total equity
Balance, December 31, 2017	9,306	243	9,549	7,201	16	(3,689)	(3,673)	13,077	498	13,575
Impact of IFRS 15 adoption	-	-	-	172	-	-	-	172	-	172
Balance after IFRS 15 adoption	9,306	243	9,549	7,373	16	(3,689)	(3,673)	13,249	498	13,747
Net earnings	-	-	-	3,933	-	-	-	3,933	90	4,023
Other comprehensive income (loss)	-	-	-	40	(6)	2,802	2,796	2,836	-	2,836
Total comprehensive income (loss)	-	-	-	3,973	(6)	2,802	2,796	6,769	90	6,859
Change in ownership interest of subsidiary	-	-	-	29	-	-	-	29	(528)	(499)
Distributions to non-controlling interests	-	-	-	-	-	-	-	-	(60)	(60)
Substantial issuer bid/tender offer (SIB) on common shares (see note 25)	(2,374)	702	(1,672)	(4,819)	-	-	-	(6,491)	-	(6,491)
Return of capital on common shares (see note 25)	(3,376)	1,072	(2,304)	-	-	-	-	(2,304)	-	(2,304)
Dividends declared on preference shares	-	-	-	(3)	-	-	-	(3)	-	(3)
Dividends declared on common shares	-	-	-	(925)	-	-	-	(925)	-	(925)
Shares issued under DRIP	25	-	25	-	-	-	-	25	-	25
Repurchases of common shares	(321)	-	(321)	(871)	-	-	-	(1,192)	-	(1,192)
Pre-defined share repurchase plan	(3)	-	(3)	(18)	-	-	-	(21)	-	(21)
Stock compensation plans	186	(112)	74	-	-	-	-	74	-	74
Balance, December 31, 2018	3,443	1,905	5,348	4,739	10	(887)	(877)	9,210	-	9,210

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2019

Thomson Reuters Corporation

Notes to Consolidated Financial Statements

(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Summary of Business and Significant Accounting Policies

General business description

Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company is a major provider of news and business information services to professionals.

These consolidated financial statements were approved by the Company’s board of directors on March 4, 2020.

Basis of preparation

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), on a going concern basis, under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 2.

On October 1, 2018, the Company sold a 55% interest in its Financial & Risk business to private equity funds affiliated with Blackstone. The Company retained a 45% interest in the business, which is now known as Refinitiv. The Financial & Risk business was reported as a discontinued operation from the beginning of 2018 to the closing date. Beginning in the fourth quarter of 2018, the Company accounted for its 45% investment in Refinitiv under the equity method.

Prior-period amounts have been revised to correct certain immaterial misstatements as well as to reflect a change in accounting policy for the presentation of liabilities or assets related to uncertain tax positions. Refer to note 3, “Revision of Prior-Period Financial Statements,” and to the “Changes in Accounting Polices” section below for additional information.

References to “$” are to U.S. dollars, references to “C$” are to Canadian dollars, references to “£” are to British pounds sterling and references to “€” are to Euros.

Changes in accounting policies

IFRS 16, Leases

Effective January 1, 2019, the Company adopted IFRS 16, Leases (“IFRS 16”), which introduced a single lease accounting model that eliminated the prior distinction between operating and finance leases for lessees. IFRS 16 was adopted using the modified retrospective method, including a set of practical expedients and elections. Under this approach, the cumulative effect of adoption of $11 million was recorded as an adjustment to retained earnings at January 1, 2019 and comparative period information was not restated. From January 1, 2019, the Company:

•	Recognizes right-of-use assets and lease liabilities on the consolidated statement of financial position for leases having a term of more than 12 months;

•	Depreciates right-of-use assets on a straight-line basis over the shorter of the estimated useful life of the asset or the remaining lease term;

•	Presents interest expense on lease liabilities as a component of “Finance costs, net,” within the consolidated income statement;

•	Presents the principal portion of its total lease payments within “Financing activities” and the interest portion within “Operating activities” on the consolidated statement of cash flow; and

Thomson Reuters Annual Report 2019

•	Recognizes a receivable, which arises from sublease arrangements, equal to the net investment in the lease on the consolidated statement of financial position.

Prior to January 1, 2019, the Company classified all lease commitments as operating and did not record them on the consolidated statement of financial position. Operating lease payments were recognized as expense on a straight-line basis over the lease term in “Operating expenses” within the consolidated income statement and operating lease payments were reported as “Operating activities” in the consolidated statement of cash flow.

The Company applied certain practical expedients and elections at January 1, 2019, the initial application date of IFRS 16. Specifically, the Company:

•	Continued to treat contracts determined to be leases under the prior accounting standard as leases under IFRS 16;

•	Measured right-of-use assets and lease liabilities, regardless of commencement date, using incremental borrowing rates as of January 1, 2019;

•	Retained prior assessments of onerous lease contracts under IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and

•

Excluded from recognized assets and liabilities, as applicable (a) initial direct costs to enter the lease, (b) leases with a remaining term of 12 months or less from January 1, 2019 and (c) low-value leases, all of which will continue to be accounted for as “Operating expenses” in the consolidated income statement.

The following table reconciles operating lease commitments at December 31, 2018 to lease liabilities recognized in the consolidated statement of financial position at January 1, 2019, the date of initial application:

January 1,

2019
Operating lease commitments at December 31, 2018	329
Leases beginning after January 1, 2019	(65)
Operating lease commitments subject to IFRS 16 adoption	264
Discounted at 4.1%, the weighted-average incremental borrowing rate at January 1, 2019	(26)
Exemption for short-term leases	(41)
Lease liabilities at January 1, 2019	197

The following table sets forth the adoption impacts on the consolidated statement of financial position at January 1, 2019:

	December 31,		January 1,

	2018 As Revised	IFRS 16 Adoption Adjustment	2019 Opening Balance
Other financial assets – current	76	6	82
Prepaid expenses and other current assets	426	(5)	421
Property and equipment, net	473	128	601
Other non-current assets	499	34	533
Total assets	17,018	163	17,181
Payables, accruals and provisions	1,778	(31)	1,747
Other financial liabilities – current	95	43	138
Provisions and other non-current liabilities	1,124	140	1,264
Total liabilities	7,808	152	7,960
Retained earnings	4,739	11	4,750

Total assets increased by $163 million, primarily due to the recognition of right-of-use assets of $128 million, and net investments in subleases of $40 million. Total liabilities increased by $152 million, as the recognition of $197 million of new lease liabilities was partially offset by the reclassification of liabilities associated with the former operating leases.

Thomson Reuters Annual Report 2019

IAS 19, Plan Amendments, Curtailment or Settlement

Effective January 1, 2019, the Company adopted IAS 19 amendments, Plan Amendment, Curtailment or Settlement, which clarifies the accounting for amendments, curtailments or settlements for defined benefit plans. These changes require an entity to remeasure its defined benefit liability and use the updated assumptions from the remeasurement to determine current service and net interest for the remainder of the reporting period after the change. The IAS 19 amendments did not have a material impact on the consolidated income statement, cash flow and financial position for the year ended December 31, 2019.

IFRIC 23, Uncertainty over Income Tax Treatments

Effective January 1, 2019, the Company adopted International Financial Reporting Interpretations Committee (“IFRIC”) 23, Uncertainty over Income Tax Treatments, which adds to the requirements of IAS 12, Income Taxes, by specifying how to reflect the effects of uncertainty in the accounting for income taxes. An uncertainty arises when it is unclear how a tax law applies to a particular transaction, or whether a taxation authority will accept a company’s tax treatment. IFRIC 23 did not have a material impact on the consolidated income statement, cash flow and financial position for the year ended December 31, 2019.

IFRIC Agenda Decision, Presentation of Liabilities or Assets Related to Uncertain Tax Treatments

In September 2019, the IFRIC issued an agenda decision that clarified that liabilities associated with uncertain tax positions should be presented as either current tax liabilities or deferred tax liabilities and assets associated with uncertain tax positions should be presented as either current tax assets or deferred tax assets. As a result of this guidance, the Company changed its accounting policy and retrospectively revised the presentation of its uncertain tax positions, which were previously recorded in “Provisions and other non-current liabilities” in the consolidated statement of financial position. For additional information regarding the impact of this change, refer to note 3, “Revision of Prior-Period Financial Statements.”

Amendments to IFRS 3, Business Combinations

In October 2018, the IASB issued amendments to IFRS 3 to clarify the definition of a business to provide further guidance whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments are effective for periods beginning on or after January 1, 2020, but earlier application is permitted. The Company applied these amendments in the preparation of its consolidated financial statements for the year ended December 31, 2019.

IFRS 15, Revenue from Contracts with Customers

Effective January 1, 2018, the Company adopted IFRS 15, Revenue from Contracts with Customers.

Principles of consolidation

The consolidated financial statements of the Company include the accounts of all of its subsidiaries.

Subsidiaries

Subsidiaries are entities over which the Company has control, where control is defined as the power to govern financial and operating policies. Generally, the Company has a shareholding of more than 50% of the voting rights in its subsidiaries. The effect of potential voting rights that are currently exercisable are considered when assessing whether control exists. Subsidiaries are fully consolidated from the date control is transferred to the Company, and are de-consolidated from the date control ceases.

The acquisition method of accounting is used to account for the acquisition of subsidiaries as follows:

•

acquisition cost is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, excluding transaction costs which are expensed as incurred;

•	identifiable assets acquired and liabilities assumed are measured at their fair values at the acquisition date;

•	the excess of acquisition cost over the fair value of the identifiable net assets acquired is recorded as goodwill;

•

if the acquisition cost is less than the fair value of the net assets acquired, the fair value of the net assets is re-assessed and any remaining difference is recognized directly in the consolidated income statement;

Thomson Reuters Annual Report 2019

•

contingent consideration is measured at fair value on the acquisition date, with subsequent changes in the fair value recorded through the consolidated income statement when the contingent consideration is a financial liability. Contingent consideration is not re-measured when it is an equity instrument; and

•	upon gaining control in a step acquisition, the existing ownership interest is re-measured to fair value through the consolidated income statement.

Intercompany transactions between subsidiaries are eliminated in consolidation.

Non-controlling interests represent third party shareholdings in a subsidiary controlled by the Company. Non-controlling interests are measured at fair value on the date acquired plus their proportionate share of subsequent changes in equity. Transactions with third party shareholders, including purchases and sales of ownership interests, that do not result in a change of control in a subsidiary are recorded directly in equity. Sales of ownership interests that result in a loss of control of the subsidiary are recorded in earnings.

Equity method investees

Equity method investees are entities over which the Company has significant influence, but not control. Generally, the Company has a shareholding of between 20% and 50% of the voting rights in its equity method investees. Investments in equity method investees are accounted for using the equity method as follows:

•	investments are initially recognized at cost and are reported in the consolidated statement of financial position;

•	equity method investees include goodwill identified on acquisition, net of any accumulated impairment loss;

•

the Company’s share of post-acquisition profits or losses is recognized in the consolidated income statement and the Company’s share of other comprehensive income or losses is recognized in the consolidated statement of comprehensive income, and both are adjusted against the carrying amount of the investments;

•

when the Company’s share of losses equals or exceeds its interest in the investee, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the investee;

•	gains and losses on transactions between the Company and its equity method investees are eliminated to the extent of the Company’s interest in these entities;

•	dividends received or a receivable from equity method investees are recognized as a reduction in the carrying amount of the investment: and

•	the carrying amount of equity method investees is subject to impairment assessments annually or whenever events or changes in circumstances indicate that its carrying value may not be recoverable.

Upon loss of significant influence, any retained interest in the investee is remeasured to its fair value with the change in carrying amount recognized in other operating gains or losses in the consolidated income statement.

Joint ventures

Joint ventures are entities over which the Company has joint control with one or more unaffiliated entities. Joint ventures are accounted for using the equity method as described under equity method investees.

The accounting policies of subsidiaries, equity method investees and joint ventures were changed where necessary to ensure consistency with the policies adopted by the Company.

Operating segments

The Company’s operating segments are organized around the customers it serves and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The Chief Executive Officer, Chief Financial Officer and Co-Chief Operating Officers have the authority for resource allocation and assessment of the Company’s performance and, collectively, fulfill the function of CODM.

Thomson Reuters Annual Report 2019

Foreign currency

The consolidated financial statements are presented in U.S. dollars, which is the Company’s presentation currency. The financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the “functional currency”).

•

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated to U.S. dollars at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive loss in shareholders’ equity. For entities operating in countries where the currency has been designated as hyperinflationary, the assets, liabilities and results of their operations are translated at the period end rates of exchange, after re-indexing the local currency balances for the most recent inflation rates.

•

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions as well as from the translation of monetary assets and liabilities not denominated in the functional currency of the subsidiary, are recognized in the consolidated income statement, except for qualifying cash flow hedges which are deferred in accumulated other comprehensive loss in shareholders’ equity.

•

Foreign exchange gains and losses arising from borrowings and related hedging instruments, cash and cash equivalents and intercompany loans that are not permanent in nature are presented in the consolidated income statement within “Finance costs, net”.

•	Foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive loss.

•	All other foreign exchange gains and losses are presented in the consolidated income statement within “Operating expenses”.

Accumulated foreign exchange gains and losses are recycled from accumulated other comprehensive loss to “Other operating gains (losses), net” or to discontinued operations, as applicable, within the consolidated income statement upon loss of control, significant influence or joint control of the applicable entity, or when intercompany loans previously considered permanent in nature are settled.

Revenue recognition

Revenues are recognized when control of the Company’s products or services are transferred to customers. The amount of revenues recognized reflects the consideration to which the Company expects to be entitled. Such consideration is net of estimated returns, discounts, value-added and other sales taxes.

The Company derives its revenues from selling information, software and services. Revenues are generally recognized as follows:

Recurring revenues

Recurring revenues are generally recognized on a ratable basis over the contract term.

Recurring revenues primarily consist of fees to access products or services delivered electronically over time, such as Westlaw and Checkpoint. These products are generally provided under subscription arrangements, which most customers renew at the end of each subscription term. Most subscription arrangements have multiple year terms that range from one to five years. Recurring revenues also include fees from software maintenance arrangements that are recognized over the maintenance period. Arrangements may be billed in advance or in arrears.

Transactions revenues

Transactions revenues are recognized primarily at a point in time and based on their type, as follows:

•	Volume-based fees related to online searches are recognized based on usage;

•	Fees from software licenses with no future obligations are recognized at the point of delivery; and

•	Professional fees from service and consulting arrangements are recognized as services are performed, generally based on hours incurred, reflecting the continuous transfer of control to the customer.

Thomson Reuters Annual Report 2019

Transactions revenues may be billed in advance or in arrears.

Print revenues

Print revenues are generally recognized at the point of shipment.

Print revenues consist of fees for content that is delivered primarily in traditional paper format rather than online. Revenues are generally billed at shipment.

The Company also considers the following when recognizing revenues:

Multiple performance obligations

Certain customer contracts include multiple products and services, which are accounted for as separate performance obligations when they are distinct. A product or service is distinct if a customer can benefit from it either on its own or with other readily available resources, and the promise to transfer the good or service is separately identifiable in the contract. The transaction price is allocated to the separate performance obligations based on the relative standalone selling price.

A series of distinct goods or services is accounted for as a single performance obligation if the items in the series are substantially the same, have the same pattern of transfer and: (1) each distinct item in the series represents a performance obligation that would be satisfied over time, and (2) the measure to satisfy the performance obligation for each distinct item in the series is the same.

Certain arrangements include installation or implementation services. If these services are distinct, consideration is allocated to them and they are recognized as services are performed and included as transaction revenues. If the services are not distinct, they are recognized as part of the related subscription arrangement or as part of the related software license, as applicable.

Sales involving third parties

Revenues from sales of third-party content or services delivered on the Company’s platforms is recorded gross when the Company is a principal to the transaction, and net of costs when the Company is acting as an agent between the customer and the vendor. The Company considers several factors to determine whether it is acting as principal or an agent, most notably whether it is primarily responsible for (1) fulfilling the promise to provide the content or services, (2) setting the price, and (3) the credit risk for the amount billed to the customer.

Deferred revenue

Deferred revenue, a contract liability, is recorded when cash payments are received or due in advance of the transfer of the related products or services.

Contract costs

Incremental costs of obtaining a contract with a customer are recognized as an asset if the benefit of such costs is expected to be longer than one year, and amortized on a straight-line basis over the period that the product or service is transferred to the customer. Incremental costs include sales commissions to direct sales people as well as to account executives and sales management. Sales commissions on new customer contracts are generally paid at significantly higher rates than renewals. As such:

•

Assets related to new customer contracts are amortized over three years, which may anticipate renewal periods, as management estimates that this corresponds to the period over which a customer benefits from existing technology in the underlying product or service; and

•	Assets related to renewal of customer contracts are amortized over the term of the contract if they are commensurate with previous renewals commissions.

The Company recognizes the following assets, “Deferred commissions” short-term, included within “Prepaid expenses and other current assets” and “Deferred commissions” long-term, included within “Other non-current assets” in the consolidated statement of financial position for costs to obtain a contract.

The Company recognizes the incremental cost of obtaining a contract as an expense when incurred, if the amortization period is one year or less.

Thomson Reuters Annual Report 2019

Employee future benefits

For defined benefit pension plans and other post-employment benefits, the net periodic pension expense is actuarially determined on an annual basis using the projected unit credit method. The determination of benefit expense requires assumptions such as the discount rate, which is used to measure service cost, benefit plan obligations and the net interest income (expense) on the net benefit plan assets (obligations). Other significant assumptions include expected mortality, the expected rate of increase with respect to future compensation and pension payments as well as the expected healthcare cost trend rate. Actual results will differ from results which are estimated based on assumptions. Past service cost arising from plan amendments is recognized immediately in the consolidated income statement.

The asset or liability recognized in the consolidated statement of financial position is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. All actuarial gains and losses that arise in calculating the present value of the defined benefit obligation and the fair value of plan assets are recognized immediately in retained earnings and included in the consolidated statement of comprehensive income. For funded plans, surpluses are recognized only to the extent that the surplus is considered recoverable. Recoverability is primarily based on the extent to which the Company can unilaterally reduce future contributions to the plan.

Payments to defined contribution plans are expensed as incurred, which is as the related employee service is rendered.

Share-based compensation plans

The Company operates equity-settled share-based compensation plans under which it receives services from employees as consideration for equity instruments of the Company.

Share-based compensation expense is based on the grant date fair value of the awards expected to vest over the vesting period. The expense is recognized over the vesting period, which is the period over which the specified vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact in the consolidated income statement.

Termination benefits

Termination benefits are generally payable when an employee is terminated before the normal retirement date or accepts voluntary redundancy. The associated charges are recognized when the Company can no longer withdraw the offer of termination benefits as follows:

•	Voluntary redundancy – recognized the earlier of when the employee accepts the offer and when the Company is restricted from withdrawing the offer; or

•

Involuntary termination – recognized when the Company has communicated to the affected employees a termination plan that is unlikely to change, describing (a) the type and amount of benefits, (b) the number, job classifications or functions and locations of employees to be terminated and (c) the plan’s expected completion date.

Profit sharing and bonus plans

Liabilities for profit sharing and bonuses are recognized based on a formula that takes into consideration various financial metrics after certain adjustments. The Company recognizes an accrual where contractually obliged or where there is a past practice that has created a constructive obligation to make such compensation payments.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and investments with an original maturity at the date of purchase of three months or less.

Thomson Reuters Annual Report 2019

Trade receivables

Trade receivables are amounts due from customers from providing services or the sale of goods in the ordinary course of business. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost, less impairment. Trade receivables are classified as current assets if payment is due within one year or less.

The Company maintains an allowance for doubtful accounts and sales adjustments to provide for impairment of trade receivables. The expense relating to doubtful accounts is included within “Operating expenses” in the consolidated income statement. Revenues are recorded net of sales adjustments.

Property and equipment

Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings and building improvements	10-40 years
Computer equipment	3 years
Furniture, fixtures and other equipment	5-7 years

Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Intangible assets

Computer software

Certain costs incurred in the development of software to be used internally or for providing services to customers are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets when the following criteria are met:

•	it is technically feasible to complete the software product so that it will be available for use;

•	management intends to complete the software product and use or sell it;

•	there is an ability to use or sell the software product;

•	it can be demonstrated how the software product will generate probable future economic benefits;

•	adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and

•	the expenditure attributable to the software product during its development can be reliably measured.

Costs that qualify for capitalization include both internal and external costs, but are limited to those that are directly related to the specific project. The capitalized amounts, net of accumulated amortization, are included in “Computer software, net” in the consolidated statement of financial position. These costs are amortized over a three-year expected useful life. Amortization expense is included in “Amortization of computer software” in the consolidated income statement. Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the identifiable net assets of the acquired subsidiary or equity method investee at the date of acquisition. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include an allocation of goodwill.

Thomson Reuters Annual Report 2019

Other identifiable intangible assets

Upon acquisition, identifiable intangible assets are recorded at fair value and are carried at cost less accumulated amortization.

Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives as follows:

Trade names	3-20 years
Customer relationships	6-30 years
Databases and content	5-30 years
Other	10-30 years

Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Impairment

When the recoverable amount of assets is less than their carrying amount, an impairment charge is recognized in the consolidated income statement. The recoverable amount is the higher of an asset’s fair value less costs of disposal or its value in use. Impairment losses, other than those relating to goodwill, are evaluated for potential reversals when events or changes in circumstances warrant such consideration.

Intangible assets

The carrying values of all intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Additionally, the carrying values of goodwill and identifiable intangible assets with indefinite lives are tested annually for impairment. For purposes of impairment testing:

•

goodwill is allocated to cash-generating units (“CGUs”) or groups of CGUs based on the level at which management monitors it, which is not higher than an operating segment. Goodwill is allocated to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose; and

•	identifiable intangible assets with indefinite lives are allocated to the CGU with which they are associated, or compared to the excess fair value of all the CGUs if they are a corporate asset.

Financial assets

At the end of each reporting period, the Company assesses whether there is objective evidence that a financial asset is impaired.

Non-financial assets

The carrying value of a non-financial asset with a finite life, such as computer equipment or software, is assessed for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable. In addition, a long-lived asset that is not amortized, such as an equity investment, is subject to annual or more frequent impairment assessments. An asset is assessed for impairment at the lowest level that the asset generates cash inflows that are largely independent of cash inflows from other assets. The lowest level may be an individual asset or a group of assets that form a CGU.

Disposal of long-lived assets and discontinued operations

Long-lived assets are classified as held for sale if the carrying amount will be recovered principally through a sale transaction rather than through continued use and such sale is considered highly probable. The criteria for classification as held for sale include a firm decision by management or the board of directors to dispose of a business or a group of selected assets, an active marketing plan, and the expectation that such disposal will be completed within a 12-month period. Assets held for sale are measured at the lower of their carrying amounts or their fair value less costs of disposal and are no longer depreciated. Assets held for sale are classified as discontinued operations if the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes from the rest of the Company and they:

•	represent a separate major line of business or geographical area of operations;

•	are part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•	are a subsidiary acquired exclusively with a view to resale.

Thomson Reuters Annual Report 2019

Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. Trade payables are classified as current liabilities if payment is due within one year or less.

Provisions

Provisions represent liabilities of the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation due to past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expected expenditures to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Indebtedness

Debt is recognized initially at fair value, net of transaction costs. Debt is subsequently stated at amortized cost with any difference between the proceeds (net of transactions costs) and the redemption value recognized in the consolidated income statement over the term of the debt using the effective interest method. Where a debt instrument is in a fair value hedging relationship, a fair value adjustment is made to its carrying value to reflect hedged risk. Interest on indebtedness is expensed as incurred unless capitalized for qualifying assets in accordance with IAS 23, Borrowing Costs.

Debt is classified as a current liability unless the Company has an unconditional right to defer settlement for at least 12 months after the end of the reporting period.

Leases

For periods beginning from January 1, 2019:

A contract is or contains a lease if it conveys the right to control the use of an identified asset for a specified period in exchange for consideration. When the Company leases assets from third parties, the Company is the lessee. When the Company leases assets to third parties, the Company is the lessor.

Lessee

At the lease commencement date, a right-of-use asset for the underlying leased asset and corresponding lease liability are recognized in the consolidated statement of financial position measured on a present value basis. Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the Company uses its incremental borrowing rate, which is the interest rate that the Company would pay to borrow funds to obtain an asset of a similar value to the right-of-use asset with a comparable security, economic environment and term.

The right-of-use asset is included in “Property and equipment, net”, the current lease liability is included in “Other financial liabilities – current” and the long-term liability is included in “Provisions and other non-current liabilities” within the consolidated statement of financial position.

Right-of-use assets are measured on a number of factors including:

•	The initial amount of the lease liability;

•	Lease payments made at or before the commencement date; and

•	Initial direct costs and expected restoration costs.

Lease liabilities are measured as the present value of non-cancellable payments over the lease term, which may include:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•	Variable lease payments that are based on an index or a rate (including inflation-linked payments);

•	Amounts expected to be payable by the lessee under residual value guarantees;

Thomson Reuters Annual Report 2019

•	Exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and

•	Penalty payments for terminating the lease, if the lease term reflects the lessee exercising that option.

Where exercise of renewal or termination options is deemed reasonably certain, such assumptions are reflected in the valuation of the lease right-of-use asset and liability. The reasonably certain assessment is made at the lease commencement date and re-assessed if there is a material change in circumstances supporting the assessment.

Lease payments are apportioned between the liability and a finance charge, which is reported within “Finance costs, net” in the consolidated income statement. The right-of-use asset is depreciated over the shorter of the asset’s useful life or the lease term on a straight-line basis and presented within “Depreciation” in the consolidated income statement.

Most of the Company’s leases are comprised of property leases, for which fixed payments covering lease and non-lease components are included in the value of the right-of-use assets and lease liabilities.

Payments for leases with a term of 12 months or less and certain low-value leases are recognized on a straight-line basis within “Operating expenses” in the consolidated income statement and are not recognized in the consolidated statement of financial position.

Lessor

Lessor arrangements are classified as finance leases when substantially all the risks and rewards of the underlying asset transfer to the lessee. A receivable, equal to the net investment in the lease, is recognized on the consolidated statement of financial position at the commencement date with an offset to the underlying asset. The receivable is measured as the present value of non-cancellable payments to be received by the Company over the lease term. The payments are discounted using the interest rate implicit in the lease, if this can be readily determined, or at the Company’s incremental borrowing rate, if the implicit rate cannot be determined. A gain or loss is recorded in “Other operating gains (losses), net” within the consolidated income statement for the difference between the carrying value of the underlying asset and the lease receivable. Lease payments are apportioned between the lease receivable and finance income, which is reported within “Finance costs, net” in the consolidated income statement.

When the Company retains the risks and rewards of the underlying asset, the arrangement is classified as an operating lease. Payments received under operating leases are recognized as income on a straight-line basis over the lease term within “Operating expenses” in the consolidated income statement. The carrying value of the underlying asset is retained on the consolidated statement of financial position and amortized over the remaining term, determined as the shorter of the estimated useful life of the asset or the remaining lease term.

For periods prior to January 1, 2019:

Leases are classified as either operating or finance, based on the substance of the transaction at inception of the lease. Classification is re-assessed if the terms of the lease are changed.

Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments under an operating lease (net of any incentives received from the lessor) are recognized in the consolidated income statement on a straight-line basis over the period of the lease.

Finance lease

Leases in which substantially all the risks and rewards of ownership are transferred to the Company are classified as finance leases. Assets meeting finance lease criteria are capitalized at the lower of the present value of the related lease payments or the fair value of the leased asset at the inception of the lease. Minimum lease payments are apportioned between the finance charge and the liability. The finance charge is allocated to each period during the lease term to produce a constant periodic rate of interest on the remaining balance of the liability.

Thomson Reuters Annual Report 2019

Financial assets

Purchases and sales of financial assets are recognized on the settlement date, which is the date on which the asset is delivered to or by the Company. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or were transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets are classified in the following categories at the time of initial recognition based on the purpose for which the financial assets were acquired:

Financial assets at fair value through the consolidated income statement

•	Classification

Financial assets are classified at fair value through the consolidated income statement if acquired principally for the purpose of selling in the short-term, such as financial assets held for trading, or if so designated by management. This category principally includes money market accounts, warrants the Company holds in Refinitiv, and forward foreign exchange contracts.

•	Recognition and measurement

Financial assets in this category are initially recognized, and subsequently carried, at fair value, with changes recognized in the consolidated income statement. Transaction costs are expensed.

Financial assets at amortized cost – Cash, trade and other receivables

•	Classification

Trade and other receivables are non-derivative financial assets that are held for the purpose of collecting their contractually fixed or determinable payments. They are included in current assets, except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets.

•	Recognition and measurement

Trade and other receivables are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method.

Financial assets at fair value through other comprehensive income

•	Classification

These financial assets are non-derivatives that are irrevocably designated in this category and are included in other non-current financial assets unless management intends to dispose of the investment within 12 months of the end of the reporting period. This category includes equity investments, which are not held-for-trading and which do not qualify as associates accounted for under the equity method.

•	Recognition and measurement

Investments are initially recognized at fair value plus transaction costs and are subsequently carried at fair value with changes recognized in other comprehensive income or loss. The amounts presented in accumulated other comprehensive income or loss are not subsequently recycled to the consolidated income statement.

Offsetting financial instruments

Financial assets and liabilities are offset and reported net in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or to simultaneously realize the asset and settle the liability. Bank overdrafts in cash pooling arrangements may only be netted against cash and cash equivalents when settlement occurs on or about the end of the reporting period.

Derivative financial instruments and hedging

Derivatives are initially recognized at fair value on the date a contract is entered and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and the nature of the item being hedged.

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Thomson Reuters Annual Report 2019

Non-performance risk, including the Company’s own credit risk, is considered when determining the fair value of financial instruments.

The Company designates certain derivatives as either:

•	Fair value hedges

These are hedges of the exposure to changes in fair value of a recognized asset or liability or unrecognized firm commitment. Changes in the fair value of derivatives that are designated as fair value hedges are recorded in the consolidated income statement together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

•	Cash flow hedges

These are hedges of the exposure to variability in cash flows of a recognized asset or liability or a highly probable forecast transaction. The effective portion of changes in the fair value of derivatives that are designated as a cash flow hedge is recognized in other comprehensive income or loss. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement. Additionally:

—	amounts accumulated in other comprehensive income or loss are recycled to the consolidated income statement in the period when the hedged item will affect earnings;

—

when a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss in other comprehensive income or loss remains in other comprehensive income or loss and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement; and

—

when a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income or loss is immediately recognized in the consolidated income statement.

Derivatives that do not qualify for hedge accounting

Certain derivative instruments, while providing effective economic hedges, are not designated as hedges for accounting purposes. Changes in the fair value of any derivatives that are not designated as hedges for accounting purposes are recognized within “Other finance (costs) income” or “Operating expenses” in the consolidated income statement consistent with the underlying nature and purpose of the derivative instruments. Settlements from these instruments are classified within “Net cash provided by operating activities” in the consolidated statement of cash flow.

Taxation

Tax expense comprises current and deferred income tax. Tax is recognized in the consolidated income statement except to the extent it relates to items recognized in other comprehensive income or loss or directly in equity.

Current tax

Current tax expense is based on the results for the period as adjusted for items that are currently not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate based on amounts expected to be paid to the tax authorities.

Deferred tax

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated statement of financial position. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period, and which are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax liabilities:

•	are generally recognized for all taxable temporary differences;

•

are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future or create a tax liability; and

•	are not recognized on temporary differences that arise from goodwill that is not deductible for tax purposes.

Thomson Reuters Annual Report 2019

Deferred tax assets:

•	are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and

•

are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Note 2: Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. The following discussion sets forth management’s:

•	most critical estimates and assumptions in determining the value of assets and liabilities; and

•	most critical judgments in applying accounting policies.

Critical accounting estimates and assumptions

Allowance for doubtful accounts and sales adjustments

The Company must assess whether accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other sales adjustments, taking into consideration customer creditworthiness, current economic trends, past experience and expected credit losses. If future collections differ from estimates, future earnings would be affected. At December 31, 2019, the combined allowances were $64 million, or 5%, of the gross trade accounts receivable balance of $1.2 billion. An increase to the reserve based on 1% of accounts receivable would have decreased pre-tax earnings by approximately $12 million for the year ended December 31, 2019.

Computer software

Computer software represented $0.9 billion of total assets in the consolidated statement of financial position at December 31, 2019. A significant portion of ongoing expenditures relate to software that is developed as part of electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software licensed directly to customers. As part of the software development process, management must estimate the expected period of benefit over which capitalized costs should be amortized. The basis of these estimates includes the timing of technological obsolescence, competitive pressures, historical experience and internal business plans for the use of the software. Due to rapidly changing technology and the uncertainty of the software development process itself, future results could be affected if management’s current assessment of its software projects differs from actual performance.

Other identifiable intangible assets and goodwill

Other identifiable intangible assets and goodwill represented $3.5 billion and $5.9 billion, respectively, of total assets in the consolidated statement of financial position at December 31, 2019. Other identifiable intangible assets and goodwill arise out of business combinations. Business combinations are accounted for under the acquisition method of accounting, which requires the Company to identify and attribute values to the intangible assets acquired based on their estimated fair value as well as to estimate their useful lives. These determinations involve significant estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital. The excess of acquisition cost over the fair value of identifiable net assets acquired is recorded as goodwill.

Thomson Reuters Annual Report 2019

Subsequent to acquisition, the Company tests other identifiable intangible assets and goodwill for impairment as required. The outcome of these tests is highly dependent on management’s latest estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital. Specifically, cash flow projections could be impacted by deterioration in macroeconomic conditions, including potential impacts of regulation on customers, changes in customer buying patterns or competitive pressures. The Company’s assumption of perpetual growth could be impacted by changes in long-term outlooks for global inflation. Additionally, the discount rate, tax rate and EBITDA multiples used in various impairment tests are based on those for comparable companies, which are driven by market conditions and prevailing tax laws.

If future events or results differ adversely from the estimates and assumptions made at acquisition or as part of subsequent impairment tests, the Company could record increased amortization or impairment charges in the future.

See note 19 for discussion of the annual impairment testing of goodwill.

Equity Method Investments and Related Warrants

Equity method investments represented $1.6 billion of total assets in the consolidated statement of financial position at December 31, 2019, and consisted primarily of the Company’s 45% investment in Refinitiv. The carrying amount of equity method investees is subject to impairment assessments annually or whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Additionally, the terms of the Company’s investment in Refinitiv include warrants that provide for a potential exchange of value between private equity funds affiliated with Blackstone and the Company at the time of an initial public offering (“IPO”) or change in control of Refinitiv, depending on the value of Refinitiv at that date. These warrants are a derivative instrument that are accounted for at fair value each reporting period.

On August 1, 2019, the Company and private equity funds affiliated with Blackstone agreed to sell Refinitiv to London Stock Exchange Group (“LSEG”), (see note 9) for a value that is substantially in excess of the carrying value of the Company’s investment. Reflecting the terms of the agreement, the Company valued the related warrants in Refinitiv at December 31, 2019 primarily based on the number of incremental shares in Refinitiv to which the Company is contractually entitled upon closing and the share price of LSEG on December 31, 2019. The valuation also incorporates (on a weighted-average basis) other outcomes based on the likelihood of the proposed transaction closing using a Monte Carlo simulation approach, which requires key inputs such as the estimated equity value of Refinitiv; the capitalization structure of Refinitiv; the expected volatility; the risk-free rate of return; annual dividends or distributions; and assumptions about the timing of a liquidity event. In future periods, the warrants will be revalued based on the share price of LSEG at each reporting date and will reflect management’s continuing assessment about the likelihood that the proposed transaction will close, including progress towards obtaining regulatory clearances and satisfying customary closing conditions.

If actual events or results differ from these estimates and assumptions, the Company could record additional income or expense, including impairment charges, in the future. The most significant changes that could impact the value of the warrants include the failure of the LSEG transaction to close and the volatility of the LSEG share price.

Employee future benefits

The Company sponsors defined benefit plans providing pension and other post-employment benefits to covered employees. The determination of benefit expense associated with employee future benefits requires assumptions such as the discount rate, which is used to measure service cost, benefit plan obligations and the net interest income (expense) on the net benefit plan assets (obligations). Other significant assumptions include expected mortality, the expected rate of increase with respect to future compensation and pension payments as well as the expected healthcare cost trend rate. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results which are estimated based on assumptions. See note 27 for further details including an estimate of the impact on the consolidated financial statements from changes in the most critical assumptions.

Thomson Reuters Annual Report 2019

Income taxes

The Company computes an income tax provision in each of the jurisdictions in which it operates. These income tax provisions include amounts that are based upon the Company’s estimates and assumptions regarding prices and values used to record intercompany transactions. Actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, earnings would be affected in a subsequent period.

The Company records deferred tax assets in connection with the intercompany transfer of certain operations. The determination of these assets requires management to make significant estimates and assumptions about the fair value of the related operations. Critical estimates include, but are not limited to, internal revenue and expense forecasts and discount rates, while critical assumptions include those regarding macroeconomic conditions and prevailing tax laws. The discount rates used in the income method to reduce expected future cash flows to present value are derived from a weighted-average cost of capital analysis and are adjusted to reflect the inherent risks related to the cash flow. Although the Company believes its assumptions and estimates are reasonable and appropriate, they are based in part on historical experience and are inherently uncertain. Unanticipated events and circumstances may occur that could differ adversely from our assumptions and estimates, which could require the Company to reduce its deferred tax assets in future periods.

In interim periods, the income tax provision is based on estimates of full-year earnings by jurisdiction. The average annual effective income tax rates are re-estimated at each interim reporting date. To the extent that forecasts differ from actual results, adjustments are recorded in subsequent periods. See note 10 for further details on income taxes including a discussion on sensitivity.

Critical judgments in applying accounting policies

Revenue recognition

To determine the appropriate revenue recognition for its products and services, management must assess whether multiple products and services in customer contracts are distinct performance obligations that should be accounted for separately, or whether they must be accounted for together. In making the determination, management considers, for example, whether the Company regularly sells a good or service separately, or whether the goods or services are highly interrelated. Management must also determine the standalone selling price (SSP) for each distinct performance obligation. The Company typically has more than one SSP for individual products and services due to the stratification of its offerings by customer. As a result, management determines the SSP taking into consideration market conditions and other factors, including the value of its contracts, the product or service sold, the customer’s market, geographic location, and the number and types of users in each contract. Finally, management must also estimate the period over which to amortize assets arising from incremental costs of obtaining a contract. As management estimates that this period corresponds to the period over which a customer benefits from existing technology in the underlying product or service, this judgment is closely linked with the determination of software amortization periods.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings. As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. Where the outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. At December 31, 2019, the liability associated with uncertain tax positions was $213 million and is primarily included within “Payables, accruals and provisions” on the consolidated statement of financial position.

Thomson Reuters Annual Report 2019

Note 3: Revision of Prior-Period Financial Statements

The Company revised its prior-period financial statements to correct for certain immaterial misstatements and to reflect a change in accounting policy related to a September 2019 IFRIC agenda decision, which was applied retrospectively.

Revision to Correct Certain Immaterial Misstatements

Since October 1, 2018, the Company has included its share of post-tax losses from its 45% interest in Refinitiv, an equity method investment, in its net earnings. In the third quarter of 2019, a misstatement was identified that understated the Company’s share of Refinitiv’s post-tax losses since the fourth quarter of 2018. The misstatement related to an accounting principle difference for preferred stock issued by Refinitiv to the Blackstone consortium between U.S. GAAP, the basis on which Refinitiv prepares its financial statements, and IFRS, the basis on which Thomson Reuters prepares its financial statements. Specifically, Refinitiv accounts for its preferred stock under U.S. GAAP as equity, but these securities should have been recorded as debt under IFRS. Accordingly, the Company’s share of Refinitiv’s post-tax losses under IFRS should have been higher to reflect the associated interest expense. This misstatement did not impact revenues, operating profit, segment measures or cash generated from operating activities.

The Company performed a materiality evaluation in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 99, Materiality, and SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, and concluded that the misstatement was immaterial to its previously issued financial statements. However, as the impact of correcting the cumulative misstatement in the third quarter of 2019 would have been material to net earnings in that quarter, the Company revised its previously issued financial statements for the nine months ended September 30, 2018, the year ended December 31, 2018, the three months ended March 31, 2019 and the six months ended June 30, 2019. Additionally, in conjunction with this revision, the Company corrected other unrelated misstatements in the applicable prior periods, which were also not material to any of its previously issued financial statements. These unrelated misstatements included the reclassification of certain revenues and expenses, which pertained to the accounting for foreign currency in hyperinflationary economies between the third and fourth quarters of 2018, but had no impact on the Company’s full-year 2018 audited financial statements.

Change in Accounting Policy

In September 2019, the IFRIC issued an agenda decision clarifying the presentation of liabilities or assets related to uncertain tax treatments. As a result of this guidance, the Company changed its accounting policy and retrospectively revised prior-period amounts in its statement of financial position. Accordingly, uncertain tax position amounts, which were previously recorded in “Provisions and other non-current liabilities” were reclassified to current tax liability included within “Payables, accruals and provisions”, “Deferred tax liability – non-current” and current tax receivable included within “Prepaid expenses and other current assets.”

Thomson Reuters Annual Report 2019

The effects of both the revision and change in accounting policy are set forth in the tables below:

	Three months ended December 31, 2018				Year ended December 31, 2018

CONSOLIDATED INCOME STATEMENT	As Reported	Revision	Change in Accounting Policy	As Revised	As Reported	Revision	Change in Accounting Policy	As Revised
Revenues	1,519	8	-	1,527	5,501	-	-	5,501
Operating expenses	(1,230)	(19)	-	(1,249)	(4,131)	-	-	(4,131)
Operating profit	146	(11)	-	135	780	-	-	780
Income before tax and equity method investments	130	(11)	-	119	533	-	-	533
Share of post-tax losses in equity method investments	(217)	(21)	-	(238)	(212)	(21)	-	(233)
Tax benefit (expense)	11	5	-	16	(141)	5	-	(136)
(Loss) earnings from continuing operations	(76)	(27)	-	(103)	180	(16)	-	164
Net earnings	3,402	(27)	-	3,375	4,039	(16)	-	4,023
Earnings attributable to common shareholders	3,402	(27)	-	3,375	3,949	(16)	-	3,933
Basic (loss) earnings per share from continuing operations	($0.14)	($0.05)	-	($0.19)	$0.27	($0.02)	-	$0.25
Basic earnings per share	$6.18	($0.05)	-	$6.13	$5.91	($0.02)	-	$5.89
Diluted (loss) earnings per share from continuing operations	($0.14)	($0.05)	-	($0.19)	$0.27	($0.03)	-	$0.24
Diluted earnings per share	$6.18	($0.05)	-	$6.13	$5.91	($0.03)	-	$5.88
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Net earnings	3,402	(27)	-	3,375	4,039	(16)	-	4,023
Foreign currency translation adjustments to equity	(48)	11	-	(37)	(287)	-	-	(287)
Other comprehensive income	2,972	11	-	2,983	2,836	-	-	2,836
Total comprehensive income	6,374	(16)	-	6,358	6,875	(16)	-	6,859
Comprehensive loss for the period attributable to common shareholders: continuing operations	(307)	(16)	-	(323)	(135)	(16)	-	(151)
CONSOLIDATED STATEMENT OF CASH FLOW
OPERATING ACTIVITIES
(Loss) earnings from continuing operations	(76)	(27)	-	(103)	180	(16)	-	164
Adjustments for:
Deferred tax	(224)	(5)	-	(229)	(167)	(5)	-	(172)
Other	276	32	(39)	269	394	21	(50)	365
Changes in working capital and other items	(71)	-	39	(32)	(134)	-	50	(84)
Operating cash flows from continuing operations	64	-	-	64	892	-	-	892
Net cash (used in) provided by operating activities	(10)	-	-	(10)	2,062	-	-	2,062

	December 31, 2018

CONSOLIDATED STATEMENT OF FINANCIAL POSITION	As Reported	Revision	Change in Accounting Policy	As Revised
Prepaid expenses and other current assets	434	-	(8)	426
Current assets	4,529	-	(8)	4,521
Equity method investments	2,207	(21)	-	2,186
Total assets	17,047	(21)	(8)	17,018
Payables, accruals and provisions	1,549	-	229	1,778
Current liabilities	2,462	-	229	2,691
Provisions and other non-current liabilities	1,347	-	(223)	1,124
Deferred tax	799	(5)	(14)	780
Total liabilities	7,821	(5)	(8)	7,808
Retained earnings	4,755	(16)	-	4,739
Total equity	9,226	(16)	-	9,210
Total liabilities and equity	17,047	(21)	(8)	17,018

Thomson Reuters Annual Report 2019

	Three months ended March 31, 2019

CONSOLIDATED INCOME STATEMENT	As Reported	Revision	Change in Accounting Policy	As Revised
Share of post-tax losses in equity method investments	(97)	(16)	-	(113)
Tax expense	(5)	4	-	(1)
Earnings from continuing operations	126	(12)	-	114
Net earnings	116	(12)	-	104
Earnings attributable to common shareholders	116	(12)	-	104
Basic earnings per share from continuing operations	$0.25	($0.02)	-	$0.23
Basic earnings per share	$0.23	($0.02)	-	$0.21
Diluted earnings per share from continuing operations	$0.25	($0.03)	-	$0.22
Diluted earnings per share	$0.23	($0.03)	-	$0.20
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Net earnings	116	(12)	-	104
Total comprehensive income	114	(12)	-	102
Comprehensive income for the period attributable to common shareholders: continuing operations	124	(12)	-	112
CONSOLIDATED STATEMENT OF CASH FLOW
OPERATING ACTIVITIES
Earnings from continuing operations	126	(12)	-	114
Adjustments for:
Deferred tax	(64)	(4)	-	(68)
Other	130	16	(2)	144
Changes in working capital and other items	(168)	28	2	(138)
Operating cash flows from continuing operations	(1)	28	-	27
Net cash used in operating activities	(58)	28	-	(30)
INVESTING ACTIVITIES
Capital expenditures	(110)	(28)	-	(138)
Investing cash flows from continuing operations	(77)	(28)	-	(105)
Net cash used in investing activities	(48)	(28)	-	(76)

	March 31, 2019

CONSOLIDATED STATEMENT OF FINANCIAL POSITION	As Reported	Revision	Change in Accounting Policy	As Revised
Prepaid expenses and other current assets	553	-	(10)	543
Current assets	3,996	-	(10)	3,986
Equity method investments	2,074	(37)	-	2,037
Total assets	16,459	(37)	(10)	16,412
Payables, accruals and provisions	1,245	-	230	1,475
Current liabilities	2,178	-	230	2,408
Provisions and other non-current liabilities	1,379	-	(226)	1,153
Deferred tax	711	(9)	(14)	688
Total liabilities	7,491	(9)	(10)	7,472
Retained earnings	4,473	(28)	-	4,445
Total equity	8,968	(28)	-	8,940
Total liabilities and equity	16,459	(37)	(10)	16,412

Thomson Reuters Annual Report 2019

	Three months ended June 30, 2019				Six months ended June 30, 2019

CONSOLIDATED INCOME STATEMENT	As Reported	Revision	Change in Accounting Policy	As Revised	As Reported	Revision	Change in Accounting Policy	As Revised
Share of post-tax losses in equity method investments	(126)	(12)	-	(138)	(223)	(28)	-	(251)
Tax expense	(50)	3	-	(47)	(55)	7	-	(48)
Earnings from continuing operations	216	(9)	-	207	342	(21)	-	321
Net earnings	189	(9)	-	180	305	(21)	-	284
Earnings attributable to common shareholders	189	(9)	-	180	305	(21)	-	284
Basic earnings per share from continuing operations	$0.43	($0.02)	-	$0.41	$0.68	($0.04)	-	$0.64
Basic earnings per share	$0.38	($0.02)	-	$0.36	$0.60	($0.04)	-	$0.56
Diluted earnings per share from continuing operations	$0.43	($0.02)	-	$0.41	$0.68	($0.04)	-	$0.64
Diluted earnings per share	$0.37	($0.01)	-	$0.36	$0.60	($0.04)	-	$0.56
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Net earnings	189	(9)	-	180	305	(21)	-	284
Total comprehensive income	210	(9)	-	201	324	(21)	-	303
Comprehensive income for the period attributable to common shareholders: continuing operations	237	(9)	-	228	361	(21)	-	340
CONSOLIDATED STATEMENT OF CASH FLOW
OPERATING ACTIVITIES
Earnings from continuing operations	216	(9)	-	207	342	(21)	-	321
Adjustments for:
Deferred tax	(9)	(3)	-	(12)	(73)	(7)	-	(80)
Other	(77)	12	(2)	(67)	53	28	(4)	77
Changes in working capital and other items	(94)	(28)	2	(120)	(262)	-	4	(258)
Operating cash flows from continuing operations	206	(28)	-	178	205	-	-	205
Net cash provided by operating activities	141	(28)	-	113	83	-	-	83
INVESTING ACTIVITIES
Capital expenditures	(130)	28	-	(102)	(240)	-	-	(240)
Investing cash flows from continuing operations	(105)	28	-	(77)	(182)	-	-	(182)
Net cash used in investing activities	(105)	28	-	(77)	(153)	-	-	(153)

	June 30, 2019

CONSOLIDATED STATEMENT OF FINANCIAL POSITION	As Reported	Revision	Change in Accounting Policy	As Revised
Prepaid expenses and other current assets	527	-	(9)	518
Current assets	3,861	-	(9)	3,852
Equity method investments	1,969	(49)	-	1,920
Total assets	16,453	(49)	(9)	16,395
Payables, accruals and provisions	1,063	-	236	1,299
Current liabilities	2,000	-	236	2,236
Provisions and other non-current liabilities	1,410	-	(230)	1,180
Deferred tax	712	(12)	(15)	685
Total liabilities	7,355	(12)	(9)	7,334
Retained earnings	4,577	(37)	-	4,540
Total equity	9,098	(37)	-	9,061
Total liabilities and equity	16,453	(49)	(9)	16,395

Thomson Reuters Annual Report 2019

	Three months ended September 30, 2019			Nine months ended September 30, 2019

CONSOLIDATED STATEMENT OF CASH FLOW	As Reported	Change in Accounting Policy	As Revised	As Reported	Change in Accounting Policy	As Revised
OPERATING ACTIVITIES
Adjustments for:
Other	233	10	243	314	6	320
Changes in working capital and other items	20	(10)	10	(242)	(6)	(248)
Net cash provided by operating activities	264	-	264	347	-	347

	September 30, 2019

CONSOLIDATED STATEMENT OF FINANCIAL POSITION	As Reported	Change in Accounting Policy	As Revised
Prepaid expenses and other current assets	554	(44)	510
Current assets	2,868	(44)	2,824
Total assets	15,984	(44)	15,940
Payables, accruals and provisions	1,048	180	1,228
Current liabilities	1,970	180	2,150
Provisions and other non-current liabilities	1,553	(211)	1,342
Deferred tax	643	(13)	630
Total liabilities	7,395	(44)	7,351
Total liabilities and equity	15,984	(44)	15,940

Note 4: Revenues

Revenues by type and geography

The following tables disaggregate revenues by type and geography and reconciles them to reportable segments (see note 5).

Revenues by type	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Total
Year ended December 31,	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Recurring	2,235	2,159	1,093	995	703	658	573	326	-	-	4,604	4,138
Transactions	184	214	228	243	141	136	57	44	-	-	610	637
Global Print	-	-	-	-	-	-	-	-	693	728	693	728
Eliminations	-	-	-	-	-	-	-	-	-	-	(1)	(2)
Total	2,419	2,373	1,321	1,238	844	794	630	370	693	728	5,906	5,501

Thomson Reuters Annual Report 2019

Revenues by geography (country of destination)	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Total
Year ended December 31,	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
U.S.	1,977	1,924	1,075	991	705	658	419	158	482	513	4,658	4,244
Canada (country of domicile)	41	54	11	10	26	26	3	3	91	86	172	179
Other	25	27	60	65	82	74	9	9	22	25	198	200
Americas (North America, Latin America, South America)	2,043	2,005	1,146	1,066	813	758	431	170	595	624	5,028	4,623
U.K.	213	213	105	104	17	18	29	30	45	47	409	412
Other	59	60	37	39	1	2	111	111	18	16	226	228
EMEA (Europe, Middle East and Africa)	272	273	142	143	18	20	140	141	63	63	635	640
Asia Pacific	104	95	33	29	13	16	59	59	35	41	244	240
Eliminations	-	-	-	-	-	-	-	-	-	-	(1)	(2)
Total	2,419	2,373	1,321	1,238	844	794	630	370	693	728	5,906	5,501

Contract liabilities

	December 31,

	2019	2018	2017
Deferred revenue - current	833	815	937
Deferred revenue - non-current	-	-	38

Deferred revenue increased from December 31, 2018 to December 31, 2019 as cash payments received or due in advance of satisfying performance obligations exceeded $796 million of revenues recognized from completing obligations existing at December 31, 2018. The decrease in deferred revenue from December 31, 2017 to December 31, 2018 included reductions of $209 million related to the disposal of the Financial & Risk business (see note 11). The remaining activity reflected a net increase in deferred revenue as cash payments received or due in advance of satisfying the Company’s performance obligations exceeded $727 million of revenues recognized from completing obligations existing at December 31, 2017.

Costs to obtain a contract

Amortization of deferred commissions was $120 million and $117 million for the years ending December 31, 2019 and 2018, respectively, and was recorded within ”Operating expenses” in the consolidated income statement.

Remaining performance obligations

As of December 31, 2019, the aggregate amount of the remaining performance obligations was $16.1 billion (2018 - $15.3 billion), including the portion recorded as deferred revenue. The Company expects to recognize these revenues over the following years as follows:

December 31,

2019
2020	24%
2021	13%
2022	7%
2023 and thereafter	56%

Thomson Reuters Annual Report 2019

December 31,

2018
2019	24%
2020	12%
2021	7%
2022 and thereafter	57%

The remaining performance obligations in 2023 and thereafter largely relate to an agreement under which the Reuters News business will supply Refinitiv news and editorial content until 2048. This arrangement will provide the Company a minimum of $325 million per year, however these revenues may increase as the contract requires adjustments related to changes in the consumer price index and foreign exchange rates (see note 32). As permitted by IFRS 15, the Company excluded performance obligations for contracts with an original expected duration of less than one year from its disclosure.

Note 5: Segment Information

The Company is organized as five reportable segments, reflecting how the businesses are managed. The accounting policies applied by the segments are the same as those applied by the Company. The segments offer products and services to target customers as described below.

Legal Professionals

The Legal Professionals segment serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

The Corporates segment serves corporate customers, including the seven largest global accounting firms, with the Company’s full suite of offerings across legal, tax, regulatory and compliance functions.

Tax & Accounting Professionals

The Tax & Accounting Professionals segment serves tax, accounting and audit professionals in accounting firms (other than the seven largest firms, which are served by the Corporates segment) with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News

The Reuters News segment supplies business, financial, national and international news to professionals via desktop terminals, including through Refinitiv, the world’s media organizations, industry events and directly to consumers.

Global Print

The Global Print segment provides legal and tax information primarily in print format to customers around the world.

The Company also reports “Corporate costs”, which includes expenses for corporate functions and does not qualify as a reportable segment.

Thomson Reuters Annual Report 2019

	Year ended December 31,

	2019	2018
Revenues
Legal Professionals	2,419	2,373
Corporates	1,321	1,238
Tax & Accounting Professionals	844	794
Reuters News	630	370
Global Print	693	728
Eliminations	(1)	(2)
Consolidated revenues	5,906	5,501

Adjusted EBITDA
Legal Professionals	901	816
Corporates	433	395
Tax & Accounting Professionals	323	273
Reuters News	35	27
Global Print	295	320
Corporate costs	(494)	(466)
Adjusted EBITDA	1,493	1,365
Fair value adjustments (see note 6)	—	5
Depreciation	(154)	(110)
Amortization of computer software	(449)	(400)
Amortization of other identifiable intangible assets	(114)	(109)
Other operating gains, net	423	29
Consolidated operating profit	1,199	780
Net interest expense	(163)	(260)
Other finance (costs) income	(65)	13
Share of post-tax losses in equity method investments	(599)	(233)
Tax benefit (expense)	1,198	(136)
Earnings from continuing operations	1,570	164

	Additions to Capital Assets(1) and Goodwill

	December 31,
	2019	2018
Legal Professionals	679	276
Corporates	127	311
Tax & Accounting Professionals	524	90
Reuters News	228	33
Global Print	5	33
Reportable segments	1,563	743
Corporate assets	245	40
Assets related to discontinued operations	—	347
Total	1,808	1,130

(1) Capital assets include property and equipment, computer software and other identifiable intangible assets.

Thomson Reuters Annual Report 2019

Geographic Information	Non-Current Assets(2)
	December 31,
	2019	2018
U.S.	7,549	7,845
Canada (country of domicile)	1,035	1,028
Other	233	225
Americas (North America, Latin America, South America)	8,817	9,098
U.K.	1,612	935
Other	1,983	1,935
EMEA (Europe, Middle East and Africa)	3,595	2,870
Asia Pacific	133	106
Total	12,545	12,074

(2) Non-current assets are primarily comprised of property and equipment, computer software, other identifiable intangible assets, goodwill and investments in equity method investees.

In accordance with IFRS 8, Operating Segments, the Company discloses certain information about its reportable segments based upon measures used by management in assessing the performance of those reportable segments. These measures are defined below and may not be comparable to similar measures of other companies.

Adjusted EBITDA

•

Segment adjusted EBITDA represents earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, the Company’s share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments, and corporate related items.

•	The Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.

•

Each segment includes an allocation of costs, based on usage or other applicable measures, for centralized support services such as technology, commercial sales operations, real estate, and product and content development, as well as an allocation of product costs when one segment sells products managed by another segment.

•	Consolidated adjusted EBITDA is comprised of adjusted EBITDA from reportable segments and Corporate costs.

Revenues by Classes of Similar Products or Services

The following table sets forth revenues by major type:

	Year ended December 31,

	2019	2018
Electronic, software & services	5,213	4,773
Global Print	693	728
Total	5,906	5,501

Thomson Reuters Annual Report 2019

Note 6: Operating Expenses

The components of operating expenses include the following:

	Year ended December 31,

	2019	2018
Salaries, commissions and allowances(1)	2,431	2,505
Share-based payments	56	48
Post-employment benefits	130	143
Total staff costs	2,617	2,696
Goods and services(2)	1,411	1,038
Content	265	240
Telecommunications	48	43
Facilities	72	119
Fair value adjustments(3)	-	(5)
Total operating expenses	4,413	4,131

(1) Salaries, commissions and allowances includes $129 million of severance costs, which included $117 million of restructuring charges (2018 - $135 million of severance costs, which included $127 million of restructuring charges). See note 23.

(2) Goods and services include professional fees, consulting and outsourcing services, contractors, selling and marketing, and other general and administrative costs.

(3) Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business.

Note 7: Other Operating Gains, Net

In 2019, other operating gains, net, of $423 million included a $419 million benefit from the revaluation of warrants that the Company holds in Refinitiv related to the proposed transaction to sell Refinitiv to LSEG (see note 9) and $23 million of income related to a license that allows Refinitiv to use the “Reuters” mark to brand its products and services (see note 32). Other operating gains, net, also included net losses from the sale of several small businesses and acquisition costs associated with newly acquired businesses.

In 2018, other operating gains, net, of $29 million included a $16 million gain on the sale of a Canadian wholly-owned subsidiary to a company affiliated with The Woodbridge Company Limited (“Woodbridge”), the Company’s principal shareholder (see note 32), $6 million of income related to the license that allows Refinitiv to use the “Reuters” mark and a pension plan curtailment gain due to a reduction of employees that participated in the Company’s plans (see note 27).

Note 8: Finance Costs, Net

The components of finance costs, net, include interest expense (income) and other finance costs (income) as follows:

	Year ended December 31,

	2019	2018
Interest expense:
Debt	155	259
Derivative financial instruments - hedging activities	2	5
Other, net	18	7
Fair value (gains) losses on cash flow hedges, transfer from equity (see note 20)	(21)	59
Net foreign exchange losses (gains) on debt	21	(59)
Net interest expense - debt and other	175	271
Net interest expense - leases(1)	7	-
Net interest expense - pension and other post-employment benefit plans	25	27
Interest income	(44)	(38)
Net interest expense	163	260

(1) Relates to the 2019 adoption of IFRS 16. See notes 1 and 28.

Thomson Reuters Annual Report 2019

	Year ended December 31,

	2019	2018
Net losses (gains) due to changes in foreign currency exchange rates	37	(31)
Net losses (gains) on derivative instruments	7	(4)
Losses from redemption of debt securities	19	22
Other	2	-
Other finance costs (income)	65	(13)

Net losses (gains) due to changes in foreign currency exchange rates

Net losses (gains) due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net losses (gains) on derivative instruments

Net losses (gains) on derivative instruments were principally comprised of amounts relating to foreign exchange contracts (see note 20).

Losses from redemption of debt securities

Losses from redemption of debt securities primarily represent premiums incurred for early extinguishment of debt securities (see notes 20 and 33).

Note 9: Equity Method Investments

Equity method investments are primarily comprised of the Company’s 45% investment in Refinitiv, a provider of market and financial data and analytics, with trading venues across asset classes. The Company retained a 45% stake in Refinitiv when it sold a 55% interest in its former Financial & Risk business (now known as Refinitiv) to private equity funds affiliated with Blackstone on October 1, 2018. As the Company has significant influence in the financial and operating policy decisions of Refinitiv, the investment is accounted for under the equity method. Refinitiv Holdings Ltd. is an exempted company incorporated with limited liability under the laws of the Cayman Islands with corporate offices in New York and London. In accordance with its debt covenants, Refinitiv is limited in its ability to pay dividends to its investors, subject to certain exceptions.

On August 1, 2019, the Company and private equity funds affiliated with Blackstone agreed to sell Refinitiv to LSEG in an all share transaction for a total enterprise value of approximately $27 billion (as of the announcement date), but LSEG may, at its option, settle up to $2.5 billion of the consideration in cash. The transaction is expected to result in Blackstone’s consortium and Thomson Reuters ultimately holding a combined 37% economic interest in LSEG, approximately 15% of which would be attributed to Thomson Reuters. The proposed transaction, which was approved by LSEG shareholders in November 2019, remains subject to regulatory clearances and customary closing conditions and is expected to close in the second half of 2020. The Company expects to record a significant gain on the transaction upon closing.

The terms of the Company’s investment in Refinitiv include warrants that provide for a potential exchange of value between private equity funds affiliated with Blackstone and the Company at the time of an IPO or change in control of Refinitiv, depending on the value of Refinitiv at that date. Under the terms of the warrant agreement, the proposed transaction with LSEG will constitute a change in control whereby the exercise of the warrants in connection with the closing of the transaction will increase the Company’s ownership of Refinitiv from 45% to 47.6%. These warrants are a derivative instrument, recorded within “Other financial assets – current” in the consolidated statement of financial position and accounted for at fair value each reporting period. Changes in value are recorded within “Operating gains, net” in the consolidated income statement (see notes 7 and 20).

Thomson Reuters Annual Report 2019

The Company’s share of post-tax losses in equity method investments as reported in the consolidated income statement is comprised of the following:

	Year ended December 31,

	2019	2018
Refinitiv (45% ownership interest)	(609)	(240)
Other equity method investments	10	7
Total share of post-tax losses in equity method investments	(599)	(233)

The composition of equity method investments as reported in the consolidated statement of financial position is comprised of the following:

	December 31,

	2019	2018
Refinitiv (45% ownership interest)	1,387	2,031
Other equity method investments	164	155
Total equity method investments	1,551	2,186

Other equity method investments include an investment in a publicly traded company, which has an immaterial carrying value, but has a fair value of $425 million at December 31, 2019.

Set forth below is summarized financial information for Refinitiv, and a reconciliation to the Company’s carrying value of its investment.

	Year ended December 31,

	2019	2018(1)
Revenues	6,250	1,550
Net loss	(1,278)	(522)
Remove: Net earnings attributable to non-controlling interests	(75)	(10)
Net loss attributable to Refinitiv	(1,353)	(532)
Other comprehensive loss attributable to Refinitiv	(78)	(172)
Total comprehensive loss attributable to Refinitiv	(1,431)	(704)

(1) Represents financial information for the period October 1, 2018 to December 31, 2018.

Thomson Reuters Annual Report 2019

	December 31,

	2019	2018
Assets
Current assets	2,031	2,284
Non-current assets	20,709	20,978
Total assets	22,740	23,262
Liabilities
Current liabilities	3,398	1,951
Non-current liabilities	13,964	14,815
Total liabilities	17,362	16,766
Net assets	5,378	6,496
Non-controlling interests	(2,100)	(1,924)
Other(1)	(195)	(58)
Net assets attributable to Refinitiv	3,083	4,514
Net assets attributable to Refinitiv - beginning period(2)	4,514	5,218
Net loss attributable to Refinitiv(2)	(1,353)	(532)
Other comprehensive loss attributable to Refinitiv(2)	(78)	(172)
Net assets attributable to Refinitiv - ending period	3,083	4,514
Thomson Reuters % share	45%	45%
Thomson Reuters carrying amount	1,387	2,031

(1) Represents equity transactions excluded from Thomson Reuters 45% share of total comprehensive loss.

(2) In 2018, represents financial information from October 1, 2018, the beginning period.

Refer to note 32 for related party transactions with Refinitiv.

Note 10: Taxation

The components of tax (benefit) expense for 2019 and 2018 are as follows:

	Year ended December 31,

	2019	2018
Current tax expense	197	308
Deferred tax benefit	(1,395)	(172)
Total tax (benefit) expense	(1,198)	136

Taxes on items recognized in “Other comprehensive income (loss)” or directly in equity in 2019 and 2018 are as follows:

	Year ended December 31,

	2019	2018
Deferred tax (benefit) expense on actuarial (losses) gains on defined benefit plans	(12)	22
Deferred tax benefit on share of other comprehensive loss in equity method investments - may be subsequently reclassified to net earnings	(7)	(5)
Deferred tax benefit on share of other comprehensive loss in equity method investments - will not be reclassified to net earnings	(2)	(14)
Deferred tax (benefit) expense on share-based payments	(8)	4
Current tax benefit on share-based payments	(20)	(15)

Thomson Reuters Annual Report 2019

Items affecting tax expense for 2019 and 2018

In December 2019, the Company reorganized the operations of certain foreign affiliates that were subject to different tax rates, which resulted in an increase in the tax basis of the reorganized business to the acquiror and a related tax benefit of $1.2 billion. The Company recognized a $1.2 billion deferred tax asset, which it expects to realize in subsequent periods, based on the historical and expected future profitability of the reorganized business. The 2018 period included a $130 million charge in current tax expense and a $40 million deferred tax benefit associated with the separation of Financial & Risk from the rest of the Company.

Below is a reconciliation of income taxes calculated at the Canadian corporate tax rate of 26.5% to the tax (benefit) expense for 2019 and 2018:

	Year ended December 31,

	2019	2018
Income before tax	372	300
Income before tax multiplied by the standard rate of Canadian corporate tax of 26.5%	99	80
Effects of:
Income taxes recorded at rates different from the Canadian tax rate	(152)	(126)
Tax losses for which no benefit is recognized	1	3
Reorganization of certain foreign affiliate operations	(1,197)	-
Net non-deductible (non-taxable) foreign exchange and other losses (gains)	42	(100)
Impact of disposals of businesses	(66)	-
Tax on restructuring activities associated with the Financial & Risk transaction	-	207
Provision for uncertain tax provisions(1)	(46)	229
Derecognition of tax losses that arose in prior years(1)	88	-
Recognition of tax losses that arose in prior years(1)	(29)	(159)
Impact of tax law changes	52	5
Research and development credits	(6)	(9)
Other adjustments related to prior years	3	(2)
Withholding taxes	3	1
Other differences	10	7
Total tax (benefit) expense	(1,198)	136

(1) In 2019, a portion of the amounts were reversed due to changes in facts and tax regulations. The recognition and derecognition of tax losses primarily impacted deferred tax (benefit) expense in both years. In 2018, the amounts include impacts of the Financial & Risk transaction and uncertainties related to the U.S. Tax Cuts and Jobs Act of 2017. The provision was largely offset by the recognition of deferred tax assets for tax losses that arose in prior years that are available to mitigate various exposures.

The Company’s 2019 effective income tax rate on earnings from continuing operations was not meaningful due to the impact of the $1.2 billion tax benefit discussed above. In 2018, the effective income tax rate on earnings from continuing operations was 45.3%, which was higher than the Canadian corporate income tax rate due to $90 million of net charges associated with the separation of Financial & Risk from the rest of the Company. A 1% increase in the effective income tax rate would have decreased 2019 income tax benefit and decreased earnings from continuing operations by approximately $4 million.

Note 11: Discontinued Operations

On October 1, 2018, the Company sold a 55% interest in its Financial & Risk business. The 2018 period includes the results of Financial & Risk reported as discontinued operations in the consolidated financial statements. The 2019 period includes residual income and expense items related to liabilities associated with businesses that were previously classified as discontinued operations, including Financial & Risk.

Thomson Reuters Annual Report 2019

Earnings from discontinued operations are summarized as follows:

	Year ended December 31,

	2019	2018
Revenues	-	4,677
Expenses	(37)	(3,247)
(Loss) earnings from discontinued operations before income tax	(37)	1,430
Tax benefit (expense) on (loss) earnings from discontinued operations(1)	31	(995)
(Loss) earnings from discontinued operations after income tax	(6)	435
Gain on sale of discontinued operations before income tax	-	3,081
Tax benefit on gain on sale of discontinued operations(2)	-	343
(Loss) earnings from discontinued operations, net of tax	(6)	3,859

(1) In 2019, relates to the reversal of tax reserves no longer required due to changes in tax laws and the expiration of statutes of limitation.

(2) In 2018, the $343 million tax benefit was primarily attributable to a reduction in the Company’s deferred tax liability associated with the Financial & Risk transaction. IFRS accounting rules required the establishment of an $850 million deferred tax liability when the Financial & Risk business was classified as held for sale. The $850 million charge to establish the deferred tax liability is included in the $995 million of tax expense on earnings from discontinued operations. The deferred tax liability was reduced to $528 million upon closing based on the final allocation of proceeds by jurisdiction.

The consideration received and the net assets disposed in the Financial & Risk transaction were as follows:

Year ended December 31,

2018
Consideration received - cash and cash equivalents	16,548
Cash and cash equivalents	(460)
Trade and other receivables	(646)
Other financial assets - current	(21)
Prepaid expenses and other current assets	(202)
Property and equipment, net	(481)
Computer software, net	(850)
Other identifiable intangible assets, net	(1,912)
Goodwill	(9,885)
Other non-current assets	(151)
Deferred tax	(14)
Total assets	(14,622)
Payables, accruals and provisions	844
Deferred revenue	207
Other financial liabilities - current	8
Provisions and other non-current liabilities	384
Deferred tax	331
Total liabilities	1,774
Net assets disposed	(12,848)
Non-controlling interests disposed	527
Cumulative foreign currency translation adjustments(1)	(3,102)
Opening balance 45% equity investment in Refinitiv(2)	2,100
Other	(144)
Gain on sale before income tax	3,081

(1) Relates to amounts previously recognized within accumulated other comprehensive loss.

(2) The opening balance of the Company’s equity investment included a re-measurement loss of $3,682 million reflecting the debt that Refinitiv borrowed on October 1, 2018 to fund the proceeds.

Thomson Reuters Annual Report 2019

To facilitate the separation, Refinitiv and Thomson Reuters are providing certain transition services to each other following the sale for a specified period, including technology and administrative services. See note 32 for further details.

Note 12: Earnings Per Share

Basic earnings per share was calculated by dividing earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of common shares outstanding and vested deferred share units (“DSUs”) outstanding during the period. DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.

Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”).

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are as follows:

	Year ended December 31,

	2019	2018
Earnings attributable to common shareholders	1,564	3,933
Less: Dividends declared on preference shares	(3)	(3)
Earnings used in consolidated earnings per share	1,561	3,930
Less: Loss (earnings) from discontinued operations, net of tax	6	(3,859)
Remove: Non-controlling interests from discontinued operations	-	90
Earnings used in earnings per share from continuing operations	1,567	161

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per share computation to the weighted-average number of common shares outstanding used in the diluted earnings per share computation, is presented below:

	Year ended December 31,

	2019	2018
Weighted-average number of common shares outstanding	500,395,573	666,945,878
Weighted-average number of vested DSUs	434,180	640,507
Basic	500,829,753	667,586,385
Effect of stock options and TRSUs	1,691,447	624,332
Diluted	502,521,200	668,210,717

There were no share-based compensation awards outstanding at December 31, 2019 or 2018 where the exercise price was greater than the average market price.

Thomson Reuters Annual Report 2019

Note 13: Cash and Cash Equivalents

	December 31,

	2019	2018
Cash
Cash at bank and on hand	335	309
Cash equivalents
Money market accounts	490	2,390
Short-term deposits	-	7
Cash and cash equivalents	825	2,706

Of total cash and cash equivalents, $34 million and $24 million at December 31, 2019 and 2018, respectively, were held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by the Company.

Note 14: Trade and Other Receivables

	December 31,

	2019	2018
Trade receivables	1,184	1,132
Less: allowance for doubtful accounts	(30)	(30)
Less: allowance for sales adjustments	(34)	(33)
Net trade receivables	1,120	1,069
Other receivables(1)	47	244
Trade and other receivables	1,167	1,313

(1) At December 31, 2019 and 2018, includes $27 million and $222 million, respectively, due from Refinitiv. There are no expected credit losses associated with this receivable. See note 32.

The aging of gross trade receivables at each reporting date was as follows:

	December 31,

	2019	2018
Current	806	726
Past due 1-30 days	185	185
Past due 31-60 days	63	73
Past due 61-90 days	36	39
Past due >91 days	94	109
Balance at December 31	1,184	1,132

Thomson Reuters Annual Report 2019

Allowance for doubtful accounts

The change in the allowance for doubtful accounts was as follows:

	December 31,

	2019	2018
Balance at beginning of year	30	39
Charges	29	35
Write-offs	(28)	(34)
Disposals of businesses	(1)	(8)
Translation and other, net	-	(2)
Balance at end of year	30	30

The Company is exposed to normal credit risk with respect to its accounts receivable and maintains provisions for credit losses. The potential for such losses is mitigated because customer creditworthiness is evaluated before credit is extended and there is no significant exposure to any single customer.

The Company estimates credit losses for trade receivables by aggregating similar customer types together, because they tend to share similar credit risk characteristics, taking into consideration the number of days the receivable is past due. Provision rates for the allowance for doubtful accounts are based on historical credit loss experience and calibrated, based on management’s judgment, with forward looking information about a debtor’s ability to pay. Trade and other receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include past due status greater than 365 days or bankruptcy of the debtor.

Note 15: Prepaid Expenses and Other Current Assets

	December 31,

	2019	2018
Inventory	23	33
Prepaid expenses	130	165
Current tax receivables(1)	72	69
Deferred commissions	117	110
Other current assets	204	49
Prepaid expenses and other current assets	546	426

(1) Both periods include $9 million of uncertain tax positions, which reduced total current tax receivables.

Thomson Reuters Annual Report 2019

Note 16: Property and Equipment

Property and equipment consist of the following:

	Land, Buildings and Building Improvements	Computer Equipment	Furniture, Fixtures and Other Equipment	Total
Cost:
December 31, 2017	1,371	2,442	495	4,308
Additions:
Capital expenditures	24	122	38	184
Acquisitions	-	1	-	1
Removed from service	(1)	(150)	(7)	(158)
Disposals of businesses	(612)	(1,594)	(217)	(2,423)
Translation and other, net	(25)	(47)	(14)	(86)
December 31, 2018	757	774	295	1,826
Impact of IFRS 16 adoption	126	-	2	128
Additions:
Capital expenditures	46	46	16	108
Leases	143	41	-	184
Acquisitions	1	3	3	7
Removed from service	(3)	(130)	(5)	(138)
Disposals of businesses	(168)	(13)	(1)	(182)
Translation and other, net	(4)	31	2	29
December 31, 2019	898	752	312	1,962
Accumulated depreciation:
December 31, 2017	(864)	(2,167)	(356)	(3,387)
Current year depreciation – continuing operations	(37)	(54)	(19)	(110)
Current year depreciation – discontinued operations(1)	(4)	(11)	(2)	(17)
Removed from service	1	150	7	158
Disposals of businesses	448	1,357	137	1,942
Translation and other, net	15	38	8	61
December 31, 2018	(441)	(687)	(225)	(1,353)
Current year depreciation – continuing operations	(84)	(54)	(16)	(154)
Removed from service	3	130	5	138
Disposals of businesses	38	10	1	49
Translation and other, net	3	(33)	3	(27)
December 31, 2019	(481)	(634)	(232)	(1,347)
Carrying amount:
December 31, 2018	316	87	70	473
December 31, 2019	417	118	80	615

(1) Represents depreciation expense through January 2018 when the Financial & Risk business was classified as a discontinued operation.

Fully depreciated assets are retained in cost and accumulated depreciation accounts until such assets are removed from service. Proceeds from disposals of property and equipment are netted against the related assets and the accumulated depreciation and included within “Operating profit” in the consolidated income statement.

See note 28 for right-of-use assets carrying amounts and other related leases disclosures.

Thomson Reuters Annual Report 2019

Note 17: Computer Software

Computer software consists of the following:

	2019	2018
Cost:
Balance at January 1,	4,183	6,710
Additions:
Internally developed	388	674
Purchased	15	37
Acquisitions	82	25
Removed from service	(66)	(141)
Disposals of businesses	(144)	(3,096)
Translation and other, net	6	(26)
Balance at December 31,	4,464	4,183
Accumulated amortization:
Balance at January 1,	(3,275)	(5,252)
Current year amortization – continuing operations	(449)	(400)
Current year amortization – discontinued operations(1)	-	(30)
Removed from service	66	141
Disposals of businesses	94	2,246
Translation and other, net	-	20
Balance at December 31,	(3,564)	(3,275)

Carrying amount at December 31:	900	908

(1) Represents amortization expense through January 2018 when the Financial & Risk business was classified as a discontinued operation.

Fully amortized assets are retained in cost and accumulated amortization accounts until such assets are removed from service. Proceeds from disposals of computer software are netted against the related assets and the accumulated amortization and included within “Operating profit” in the consolidated income statement.

Thomson Reuters Annual Report 2019

Note 18: Other Identifiable Intangible Assets

	Indefinite Useful Life	Finite Useful Life

	Trade Names	Trade Names	Customer Relationships	Databases and Content	Other	Total
Cost:
December 31, 2017	2,646	247	6,353	797	1,584	11,627
Acquisitions	-	3	60	32	1	96
Removed from service	-	(5)	(16)	(3)	(13)	(37)
Disposals of businesses	-	(88)	(4,698)	(147)	(801)	(5,734)
Translation and other, net	-	(4)	(104)	(10)	(30)	(148)
December 31, 2018	2,646	153	1,595	669	741	5,804
Acquisitions	-	40	268	1	-	309
Disposals of businesses	-	(28)	(72)	(18)	-	(118)
Translation and other, net	-	1	19	(13)	5	12
December 31, 2019	2,646	166	1,810	639	746	6,007

Accumulated amortization:
December 31, 2017	-	(236)	(4,123)	(627)	(1,326)	(6,312)
Current year amortization - continuing operations	-	(2)	(61)	(21)	(25)	(109)
Current year amortization - discontinued operations(1)	-	-	(26)	(1)	(2)	(29)
Removed from service	-	5	16	3	13	37
Disposals of businesses	-	83	2,998	122	619	3,822
Translation and other, net	-	4	74	10	23	111
December 31, 2018	-	(146)	(1,122)	(514)	(698)	(2,480)
Current year amortization - continuing operations	-	(5)	(66)	(22)	(21)	(114)
Disposals of businesses	-	28	72	18	-	118
Translation and other, net	-	-	(9)	(2)	(2)	(13)
December 31, 2019	-	(123)	(1,125)	(520)	(721)	(2,489)
Carrying amount:
December 31, 2018	2,646	7	473	155	43	3,324
December 31, 2019	2,646	43	685	119	25	3,518

(1) Represents amortization expense through January 2018 when the Financial & Risk business was classified as a discontinued operation.

The carrying amount of the indefinite-lived trade names is comprised of the following:

•	Reuters trade name of $1,939 million at December 31, 2019 and 2018; and

•	West trade name of $707 million at December 31, 2019 and 2018.

Due to widespread brand recognition, long history and expected future use, these trade names have been assigned indefinite lives. For purposes of impairment testing, the West trade name was allocated to the Legal Professionals, Corporates and Global Print CGUs as it primarily benefits those CGUs. The Reuters trade name is considered a corporate asset, because it is used in the Company’s name, and therefore its carrying value was compared to the combined excess fair value of all the Company’s CGUs. The Company performed its annual test for impairment as of October 1, 2019. No impairment was recorded. See note 19.

Thomson Reuters Annual Report 2019

Note 19: Goodwill

The following table presents goodwill for the years ended December 31, 2019 and 2018:

	2019	2018
Cost:
Balance at January 1,	5,076	17,819
Acquisitions	715	113
Disposals of businesses	(18)	(12,629)
Translation and other, net	80	(227)
Balance at December 31,	5,853	5,076

Accumulated impairment:
Balance at January 1,	-	(2,777)
Disposals of businesses	-	2,744
Translation	-	33
Balance at December 31,	-	-

Carrying amount at December 31:	5,853	5,076

Impairment test of goodwill

The Company performed its annual goodwill impairment test as of October 1, 2019. No goodwill impairment was recorded as the estimated fair value less costs of disposal of each CGU exceeded their carrying values by more than 100%. The Company performed the test for each group of CGUs to which goodwill was allocated and monitored by management at the date of the test. The following table shows the carrying amount of goodwill that was tested for impairment by CGU:

Cash-Generating Unit	2019
Legal Professionals	3,223
Corporates	1,308
Tax & Accounting Professionals	886
Global Print	247

The valuation techniques, significant assumptions and sensitivities applied in the goodwill impairment test are described below.

Valuation Techniques

The selection and application of valuation techniques and the determination of significant assumptions requires judgment. As with previous impairment tests, the recoverable value of each CGU was based on fair value less costs of disposal, using a weighted average of the income approach and market approach. IFRS 13, Fair Value Measurement, defines fair value as a market-based measurement rather than an entity-specific measurement. Therefore, the fair value of the CGU must be measured using the assumptions that market participants would use rather than those related specifically to the Company. In particular, the discount and tax rates used in the income approach reflect market participant assumptions. To calculate these market participant assumptions, publicly available data was gathered from companies operating in businesses similar to each CGU, which includes key competitors. As certain inputs to the valuation are not based on observable market data, the recoverable value of each CGU is categorized in Level 3 of the fair value measurement hierarchy.

Thomson Reuters Annual Report 2019

Income approach

The income approach is predicated upon the value of the future cash flows that a business will generate. The Company used the discounted cash flow (“DCF”) method, which involves projecting cash flows and converting them into a present value equivalent through discounting. The discounting process uses a rate of return that is commensurate with the risk associated with the business and the time value of money. This approach requires assumptions about revenue growth rates, operating margins, capital expenditures, tax rates and discount rates.

Market approach

The market approach assumes that companies operating in the same industry will share similar characteristics and that company values will correlate to those characteristics. Therefore, a comparison of a CGU to similar companies whose financial information is publicly available may provide a reasonable basis to estimate fair value. Under the market approach, fair value is calculated based on EBITDA multiples of benchmark companies comparable to the businesses in each CGU. Data for the benchmark companies was obtained from publicly available information.

Significant Assumptions

Weighting of Valuation Techniques

The Company weighted the results of the two valuation techniques noted above, consistently applied to each CGU, as follows: 60% income approach/40% market approach. The Company believes that given volatility in capital markets, it is appropriate to apply a heavier weighting to the income approach.

Cash Flow Projections

Cash flow projections were based on the Company’s internal budget. The Company projected cash flows for a period of three years and applied a perpetual growth rate thereafter, as prescribed by IAS 36. In order to project cash flows for the three-year period, the Company considered growth in revenues and costs as well as capital expenditures. In preparing its projections, the Company considered past experience, economic trends such as GDP growth and inflation as well as industry and market trends. The projections also took into account the expected impact from efficiency initiatives, new product launches, customer retention, as well as the maturity of the markets in which each business operates.

Discount Rate

The Company assumed a discount rate in order to calculate the present value of its projected cash flows. The discount rate represented a weighted-average cost of capital (“WACC”) for comparable companies operating in similar industries as the applicable CGU, based on publicly available information. The WACC is an estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate. Determination of the WACC requires separate analysis of the cost of equity and the cost of debt. The cost of equity reflects the long-term risk-free interest rate associated with U.S. Treasury bonds and considers a risk premium based on an assessment of risks related to the projected cash flows of each CGU.

Lower discount rates were applied to CGUs whose cash flows are expected to be less volatile due to factors such as the maturity of the market they serve and their market position. Higher discount rates were applied to CGUs whose cash flows are expected to be more volatile due to competition or participation in less stable geographic markets.

Tax Rate

The tax rates applied to the projections were based on effective tax rates of comparable companies operating in similar industries as the applicable CGU, based on publicly available information, or statutory tax rates. Tax assumptions are sensitive to changes in tax laws and the jurisdictions in which profits are earned.

Thomson Reuters Annual Report 2019

The key assumptions used in performing the impairment test, by CGU, are presented below:

Cash-Generating Unit	Perpetual Growth Rate(1)	Discount Rate	Tax Rate
Legal Professionals	2.5%	7.0%	25.6%
Corporates	2.5%	8.0%	25.9%
Tax & Accounting Professionals	3.0%	8.5%	26.8%
Global Print	(4.4%)	9.0%	25.8%

(1)  The perpetual growth rate is applied to the final year of cash flow projections.

Results and Sensitivities

The fair value for each CGU exceeded its carrying value by over 100%. Therefore, the sensitivity analysis demonstrated that no reasonably possible change in the perpetual growth, discount rate or income tax assumptions would cause the carrying amounts of any CGU to exceed its recoverable amount.

Note 20: Financial Instruments

Financial assets and liabilities

Financial assets and liabilities in the consolidated statement of financial position were as follows:

December 31, 2019	Assets/(Liabilities) at Amortized Cost	Assets/(Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income	Derivatives Used for Hedging(1)	Total
Cash and cash equivalents	335	490	-	-	825
Trade and other receivables	1,167	-	-	-	1,167
Other financial assets – current	98	435	-	-	533
Other financial assets – non-current (see note 21)	45	-	29	-	74
Current indebtedness	(579)	-	-	-	(579)
Trade payables (see note 22)	(265)	-	-	-	(265)
Accruals (see note 22)	(801)	-	-	-	(801)
Other financial liabilities – current(2) (3)	(365)	(7)	-	(62)	(434)
Long-term indebtedness	(2,676)	-	-	-	(2,676)
Other financial liabilities – non-current (see note 23)(4)	(253)	(3)	-	-	(256)
Total	(3,294)	915	29	(62)	(2,412)

December 31, 2018	Assets/(Liabilities) at Amortized Cost	Assets/(Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income	Derivatives Used for Hedging(1)	Total
Cash and cash equivalents	316	2,390	-	-	2,706
Trade and other receivables	1,313	-	-	-	1,313
Other financial assets – current	75	1	-	-	76
Other financial assets – non-current (see note 21)	14	16	23	-	53
Current indebtedness	(3)	-	-	-	(3)
Trade payables (see note 22)	(326)	-	-	-	(326)
Accruals (see note 22)	(891)	-	-	-	(891)
Other financial liabilities – current(3)	(95)	-	-	-	(95)
Long-term indebtedness	(3,213)	-	-	-	(3,213)
Other financial liabilities – non-current (see note 23)	(1)	(2)	-	(76)	(79)
Total	(2,811)	2,405	23	(76)	(459)

(1) Derivatives are entered into with specific objectives for each transaction, and are linked to specific assets, liabilities, firm commitments or highly probable forecasted transactions.

(2) Includes lease liabilities of $69 million recognized in 2019 due to the adoption of IFRS 16. See note 1.

(3) Includes a commitment to repurchase up to $200 million (2018 - $21 million) of shares related to the Company’s pre-defined plan with its broker to repurchase the Company’s shares during its internal trading blackout period. See note 25.

(4) Includes lease liabilities of $253 million recognized in 2019 due to the adoption of IFRS 16. See note 1.

Thomson Reuters Annual Report 2019

Fair Value

The fair values of cash, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt and related derivative instruments is set forth below.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Long-term indebtedness” and “Current indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, both current and non-current, in the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair value of interest rate swaps is estimated based upon discounted cash flows using applicable current market rates and considering non-performance risk.

The following is a summary of debt and related derivative instruments that hedge the cash flows of debt:

	Carrying Amount		Fair Value

December 31, 2019	Primary Debt Instruments	Derivative Instruments Liability	Primary Debt Instruments	Derivative Instruments Liability
Bank and other	1	–	1	–
C$550, 3.309% Notes, due 2021(1)	435	62	435	62
$350, 3.95% Notes, due 2021(1)	143	–	143	–
$600, 4.30% Notes, due 2023	596	–	639	–
$450, 3.85% Notes, due 2024(1)	240	–	254	–
$500, 3.35% Notes, due 2026	496	–	513	–
$350, 4.50% Notes, due 2043(1)	116	–	120	–
$350, 5.65% Notes, due 2043	342	–	412	–
$400, 5.50% Debentures, due 2035	395	–	447	–
$500, 5.85% Debentures, due 2040	491	–	592	–
Total	3,255	62	3,556	62
Current portion	579	62
Long-term portion	2,676	–

Thomson Reuters Annual Report 2019

	Carrying Amount		Fair Value

December 31, 2018	Primary Debt Instruments	Derivative Instruments Liability	Primary Debt Instruments	Derivative Instruments Liability
Bank and other	3	–	3	–
C$550, 3.309% Notes, due 2021(1)	402	76	407	76
$350, 3.95% Notes, due 2021(1)	138	–	139	–
$600, 4.30% Notes, due 2023	596	–	607	–
$450, 3.85% Notes, due 2024(1)	240	–	233	–
$500, 3.35% Notes, due 2026	495	–	458	–
$350, 4.50% Notes, due 2043(1)	116	–	105	–
$350, 5.65% Notes, due 2043	341	–	364	–
$400, 5.50% Debentures, due 2035	395	–	406	–
$500, 5.85% Debentures, due 2040	490	–	524	–
Total	3,216	76	3,246	76
Current portion	3	—
Long-term portion	3,213	76

(1) See the “Long-term debt activity” section below for additional information.

Long-term Debt Activity

The Company did not make any debt repayments in 2019. In October 2018, the Company used part of the proceeds from the sale of a 55% interest in its Financial & Risk business to repay debt as follows:

Month/Year	Full / Partial Redemption	Notes Repaid	Principal Amount (in millions)
October 2018	Full Redemption	3.369% Notes, due 2019(1)	C$500
October 2018	Full Redemption	4.35% Notes, due 2020(1)	C$750
October 2018	Full Redemption	4.70% Notes, due 2019(1)	$500
October 2018	Partial Redemption	3.95% Notes, due 2021(1)	$211 repaid of $350 principal amount
October 2018	Partial Redemption	3.85% Notes, due 2024(1)	$208 repaid of $450 principal amount
October 2018	Partial Redemption	4.50% Notes, due 2043(1)	$231 repaid of $350 principal amount

(1) These notes were redeemed prior to their scheduled due date.

In January 2020, the Company redeemed notes ahead of their 2021 maturity. See note 33 for additional information.

Cross-currency interest rate swaps

The Company uses fixed-to-fixed cross-currency interest rate swaps to hedge its currency exposures on indebtedness. These instruments swap Canadian dollar principal and interest payments into U.S. dollars. The critical terms of the swap, such as the timing and amount of cash flows, match the terms of the related indebtedness, creating an economic relationship that is expected to result in a highly effective hedge. To test for hedge ineffectiveness at hedge inception and subsequent reporting periods, the Company performs qualitative tests to confirm that the terms of the instruments have not changed, as well as quantitative tests to assess if the future cash flows of the swap and the indebtedness will offset one another. Ineffectiveness may arise from changes in cross currency basis spreads or the credit risk inherent in the swaps. The notional principal amount of the swaps equals the underlying debt exposures for a 1:1 hedge ratio.

At December 31, 2019 and December 31, 2018, the Company recorded swaps outstanding in the consolidated statement of financial position at their fair value, which was a net liability of $62 million (2018 - net liability of $76 million). These swaps were designated as cash flow hedges.

Thomson Reuters Annual Report 2019

The details of this instrument are set forth below:

Received	Paid	Hedged Risk	Year of Maturity	Principal Amount
2019 Cash flow hedges
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2020(1)	US$483

(1) In November 2019, the Company agreed with counterparties to terminate these contracts in January 2020, prior to their scheduled 2021 due date, in connection with the early redemption of the related hedged debt.

Received	Paid	Hedged Risk	Year of Maturity	Principal Amount
2018 Cash flow hedges
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2021	US$483

Currency Risk Exposures

At each reporting date presented, substantially all indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations.

The carrying amount of debt, all of which is unsecured, was denominated in the following currencies:

	Before Currency Hedging Arrangements		After Currency Hedging Arrangements

	December 31,		December 31,

	2019	2018	2019(1)	2018(2)
Canadian dollar	435	405	–	3
U.S. dollar	2,819	2,811	3,316	3,293
Other currencies	1	–	1	–
	3,255	3,216	3,317	3,296

(1) Includes fair value adjustments of $3 million at December 31, 2019 associated with the interest related fair value component of the hedging instrument settled in January 2020.

(2) Excludes fair value adjustments of $4 million at December 31, 2018 associated with the interest related fair value component of hedging instruments.

Interest Rate Risk Exposures

At December 31, 2019 and 2018, the Company’s notes and debentures (after swaps) pay interest at fixed rates. The weighted-average interest rate was 4.6% in 2019 and 2018.

Foreign Exchange Contracts

In 2019, the Company entered into foreign exchange contracts to sell British pound sterling to manage foreign exchange risk on cash flows excluding indebtedness. At December 31, 2019, the cumulative U.S. dollar notional amount of contracts outstanding was $111 million. The fair value of these contracts was a liability of $7 million, reported within “Other financial liabilities – current” in the consolidated statement of financial position. There were no contracts outstanding at December 31, 2018.

Thomson Reuters Annual Report 2019

Fair value gains and losses from derivative financial instruments

Fair value gains and losses from derivative financial instruments recognized in the consolidated income statement and consolidated statement of changes in equity were as follows:

	Year ended December 31,

	2019		2018

	Fair Value Gain (Loss) Through Earnings	Fair Value Loss Through Equity	Fair Value Gain (Loss) Through Earnings	Fair Value Loss Through Equity
Warrants(1)	419	–	16	–
Foreign exchange contracts	(7)	–	4	–
Hedging instruments:
Cross currency interest rate swaps – cash flow hedges(2)	19	(6)	(49)	(6)
Forward interest rate swaps – cash flow hedges	1	–	1	–
	432	(6)	(28)	(6)

(1) In 2018, was included as part of discontinued operations

(2) In 2019, comprised of $21 million of foreign exchange gains (2018 - $59 million of foreign exchange losses) related to hedges on Canadian dollar denominated debt and a $2 million loss (2018 - $10 million gain) relating to swaps that were terminated ahead of their maturity in connection with the early repayment of the related hedged debt.

Financial Risk Management

The Company is exposed to a variety of financial risks including market risk (primarily currency risk and interest rate risk), credit risk and liquidity risk, as its operations are diverse and global. A centralized corporate treasury group works to minimize the potential adverse effects from these risks by using hedging strategies, where applicable, as well as associating with high quality financial institutions, limiting exposures to counterparties and ensuring flexible sources of funding. The Chief Financial Officer oversees the overall approach and ensures the use of strict guidelines and internal control processes.

Market Risk

Currency Risk

The Company’s consolidated financial statements are expressed in U.S. dollars. However, the Company transacts a portion of its business in other currencies and is therefore subject to the effects of foreign currency translation into U.S. dollars as well as currency transaction risk.

The impact of foreign currency translation from changes in exchange rates between 2018 and 2019 decreased consolidated revenues and operating expenses by 1% and 2%, respectively, and generated $109 million of net translation gains in the consolidated statement of financial position (2018 - $287 million of net translation losses), which were recorded within accumulated other comprehensive loss in shareholders’ equity.

Exposure to currency transaction risk is minimized as the Company generally bills customers and incurs operating expenses in the functional currency of the legal entity that records the transaction. However, the Company is also exposed to currency transaction risk from the revaluation of non-permanent intercompany loans in certain of its legal entities, which impacts earnings.

The table below shows the impact on earnings that a hypothetical 10% strengthening of the U.S. dollar against other foreign currencies would have as a result of changes in fair values of financial instruments as of December 31, 2019.

(Decrease) increase to earnings	£	€	Other Currencies	Total
Impact on earnings from financial assets and liabilities(1)	-	(1)	-	(1)
Impact on earnings from non-permanent intercompany loans	(8)	7	53	52
Total impact on earnings	(8)	6	53	51

(1) Excludes debt which has been swapped into U.S. dollar obligations.

Thomson Reuters Annual Report 2019

The Company only uses derivative instruments to reduce foreign currency and interest rate exposures. Canadian dollar borrowings are generally converted to U.S. dollar obligations through currency swap arrangements. At each reporting date presented, substantially all indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations.

Interest Rate Risk

The Company is exposed to fluctuations in interest rates with respect to cash and cash equivalents and long-term borrowings.

As of December 31, 2019, the majority of $825 million (2018 - $2,706 million) in cash and cash equivalents was comprised of interest-bearing assets. Based on amounts as of December 31, 2019, a 100-basis point increase or decrease in interest rates would have increased or decreased annual interest income by approximately $8 million (2018 - $25 million).

At December 31, 2019, the Company’s notes and debentures (after swaps) pay interest at fixed rates.

As of December 31, 2019, there were no derivatives designated as fair value hedges.

Price Risk

The Company has no significant exposure to price risk from equity securities or commodities in the normal course of business. However, the value of the Company’s warrants in Refinitiv (see the “Valuation of the Refinitiv Warrants” section below for additional information) and the value of the proposed transaction with LSEG (see note 9 ) are subject to change as a result of changes in the price of LSEG shares.

Credit Risk

Credit risk arises from cash and cash equivalents and derivative financial instruments, as well as credit exposure to customers including outstanding receivables. The Company attempts to minimize credit exposure as follows:

•

cash investments are placed with high-quality financial institutions with limited exposure to any one institution. At December 31, 2019, approximately 97% of cash and cash equivalents were held by institutions that were rated at “A-“ or higher by at least one of the major credit rating agencies;

•	counterparties to derivative contracts are major investment-grade international financial institutions and exposure to any single counterparty is monitored and limited; and

•	the Company assesses the creditworthiness of its customers.

No allowance for credit losses on financial assets was required as of December 31, 2019, other than the allowance for doubtful accounts (see note 14). Further, no financial or other assets have been pledged.

The Company’s maximum exposure with respect to credit, assuming no mitigating factors, would be the aggregate of its cash and cash equivalents $825 million (2018 - $2,706 million), trade and other receivables $1,167 million (2018 - $1,313 million) and other financial assets $578 million (2018 - $106 million). The Company had no credit exposure on its debt-related derivatives, as all of these instruments were in a payable position at the end of each year.

Liquidity Risk

A centralized treasury function ensures funding flexibility by assessing future cash flow expectations and by maintaining sufficient capacity under its committed borrowing facilities. Cash flow estimates are based on rolling forecasts of operating, investing and financing flows. Such forecasting also considers account borrowing limits, cash restrictions and compliance with debt covenants.

Cash which is surplus to working capital requirements is invested in money market funds or bank money market deposits with maturities aligned to expected cash needs. As at December 31, 2019, cash and cash equivalents were $0.8 billion. In addition, the Company maintains a commercial paper program, which provides cost-effective and flexible short-term funding, and a $1.8 billion credit facility, which provides additional liquidity, as further described below.

Commercial Paper Program

Under its commercial paper program, the Company may issue up to $1.8 billion of notes. There was no outstanding commercial paper at December 31, 2019 and 2018. In 2018, $1,637 million of commercial paper outstanding at December 31, 2017 was repaid.

Thomson Reuters Annual Report 2019

Credit Facilities

The Company has a $1.8 billion syndicated credit facility agreement which matures in December 2024 and may be used to provide liquidity for general corporate purposes (including acquisitions or support for its commercial paper program). There were no outstanding borrowings under the facility at December 31, 2019. Based on the Company’s current credit ratings, the cost of borrowing under the facility is priced at LIBOR/EURIBOR plus 112.5 basis points. The Company has the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.4 billion. In July 2017, the U.K. Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. As a result, public and private sector industry initiatives are currently underway to identify an alternative reference rate.

If the Company’s debt rating is downgraded by Moody’s or Standard & Poor’s, the facility fees and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in the Company’s ratings may reduce the facility fees and borrowing costs.

The Company guarantees borrowings by its subsidiaries under the credit facility. The Company must also maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. However, if the Company completes an acquisition with a purchase price of over $500 million, the ratio of net debt to EBITDA increases to 5.0:1, effective in the quarter the acquisition closes and for three successive quarters thereafter, at which point the ratio of net debt to EBITDA reverts to 4.5:1. The Company was in compliance with this covenant at December 31, 2019.

Under its previous $2.4 billion credit facility, the Company borrowed and repaid $370 million in 2018.

The Company entered into a second $1.5 billion credit facility agreement in November 2017 that was comprised of a $0.5 billion term loan facility and a $1.0 billion revolving credit facility, which was cancelled on October 1, 2018. In 2018, the Company borrowed and repaid $1.0 billion under this credit facility.

The table below sets forth non-derivative and derivative financial liabilities by maturity based on the remaining period from December 31, 2019 and 2018, respectively, to the contractual maturity date. The amounts disclosed are the contractual undiscounted cash flows.

December 31, 2019	2020	2021	2022	2023	2024	Thereafter	Total
Current debt(1)	579	-	-	-	-	-	579
Long-term debt(2)	-	-	-	600	242	1,869	2,711
Interest payable(2)	132	128	128	128	102	1,196	1,814
Debt-related hedges outflows(1)	499	-	-	-	-	-	499
Debt-related hedges inflows(1)	(437)	-	-	-	-	-	(437)
Trade payables	265	-	-	-	-	-	265
Accruals	801	-	-	-	-	-	801
Lease liabilities	80	75	60	41	34	64	354
Other financial liabilities	295	-	-	-	-	-	295
Total	2,214	203	188	769	378	3,129	6,881

Thomson Reuters Annual Report 2019

December 31, 2018	2019	2020	2021	2022	2023	Thereafter	Total
Long-term debt(3)	-	-	548	-	600	2,111	3,259
Interest payable(3)	147	147	147	128	128	1,298	1,995
Debt-related hedges outflows	16	16	498	-	-	-	530
Debt-related hedges inflows(4)	(13)	(13)	(423)	-	-	-	(449)
Trade payables	326	-	-	-	-	-	326
Accruals	891	-	-	-	-	-	891
Other financial liabilities	98	3	-	-	-	-	101
Total	1,465	153	770	128	728	3,409	6,653

(1) Represents early repayment of hedged Canadian debt and US dollar denominated debt redeemed in January 2020.

(2) Represents contractual principal and interest payments.

(3) Represents contractual principal and interest payments. Future cash flows have been calculated using forward foreign exchange rates.

(4) Future cash flows have been calculated using forward foreign exchange rates.

Capital Management

The Company’s capital management strategy is aligned with its business strategy. The Company is focused on ensuring that it has the investment capacity to drive revenue growth both organically and through acquisitions, while also maintaining its long-term financial leverage and credit ratings and continuing to provide returns to shareholders.

In October 2018, the Company sold a 55% interest in its Financial & Risk business to private equity funds affiliated with Blackstone for approximately $17 billion and retained a 45% interest in the new company, which is now known as Refinitiv. The Company used the proceeds to return $10 billion to shareholders (see note 25), repay $4 billion of debt and used $1 billion for taxes, pension contributions, bond redemption costs and other fees and expenses of the transaction, including approximately $600 million to reposition the Company for growth and scale. The Company also set aside $2 billion as an investment fund, of which over half was spent on acquisitions through December 31, 2019.

The Company’s existing sources of liquidity are cash and cash equivalents, cash provided by operating activities, the commercial paper program, and credit facility. From time to time, the Company issues debt securities. These sources will generate sufficient funding for the Company to meet its current obligations as well as allowing for: (i) reinvestment in the business through capital expenditures and acquisitions; (ii) debt service; and (iii) returns to shareholders in the form of dividends and share buybacks. The Company has set a target to maintain approximately 500 million common shares outstanding by using share repurchases to offset dilution associated with its dividend reinvestment and equity incentives plans.

Additionally, the Company targets a leverage ratio of net debt, as defined below, to adjusted EBITDA of no more than 2.5x as a measure of its financial flexibility and ability to maintain investment grade credit ratings. As December 31, 2019, the Company was below its maximum target ratio.

The Company’s investment grade credit ratings provide added financial flexibility and the ability to borrow to support the operations and growth strategies of the business. The following table sets forth the credit ratings that the Company has received from rating agencies in respect of its outstanding securities as of December 31, 2019:

	Moody’s	Standard & Poor’s	DBRS Limited	Fitch
Long-term debt	Baa2	BBB	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F2
Trend/Outlook	Negative Outlook	Stable	Stable	Stable

Thomson Reuters Annual Report 2019

Net debt is defined as total indebtedness (including the associated fair value of hedging instruments, but excluding the associated unamortized transaction costs and premiums or discounts and the interest-related fair value component of hedging instruments), and lease liabilities less cash and cash equivalents. As the Company hedges some of its debt to reduce risk, the hedging instruments are included in the measurement of the total obligation associated with its outstanding debt. However, because the Company generally intends to hold the debt and related hedges to maturity, it does not consider the associated fair value of the interest-related component of hedging instruments in the measurement of net debt.

The following table presents the calculation of net debt(1):

	December 31,

	2019	2018
Current indebtedness	579	3
Long-term indebtedness	2,676	3,213
Total debt	3,255	3,216
Swaps	62	76
Total debt after swaps	3,317	3,292
Remove fair value adjustments for hedges(2)	-	4
Total debt after currency hedging arrangements	3,317	3,296
Remove transaction costs and discounts included in the carrying value of debt	36	40
Add: Lease liabilities (current and non-current)(3)	322	-
Less: cash and cash equivalents	(825)	(2,706)
Net debt(1)	2,850	630

(1) Net debt is a non-IFRS financial measure.

(2) Represents the interest-related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.

(3) In 2019, the Company revised its definition of net debt to include lease liabilities recorded in connection with the adoption of IFRS 16 on January 1, 2019.

The following is a reconciliation on movements of liabilities to cash flows arising from financing activities for the years ended December 31, 2019 and 2018:

	Notes and Debentures(1)	Commercial Paper/Credit Facilities	Derivative Instruments Liabilities	Lease Liabilities	Total Liabilities From Financing Activities
December 31, 2017	5,389	1,637	246	-	7,272
Proceeds from debt	-	1,370	-	-	1,370
Repayments of debt	(2,125)	(1,370)	(224)	-	(3,719)
Net repayments under short-term loan facilities	-	(1,661)	-	-	(1,661)
Foreign exchange movements	(59)	-	59	-	-
Other, net(2)	11	24	(5)	-	30
December 31, 2018	3,216	-	76	-	3,292
IFRS 16 adoption – January 1, 2019	-	-	-	197	197
Payments of leases	-	-	-	(51)	(51)
Additional leases	-	-	-	176	176
Foreign exchange movements	21	-	(21)	-	-
Other, net(2)	18	-	7	-	25
December 31, 2019	3,255	-	62	322	3,639

(1) Includes bank and other financial instruments in current indebtedness.

(2) Includes amortization of transaction and discount costs and fair value movements on derivatives.

Thomson Reuters Annual Report 2019

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

• Level 1 –	quoted prices (unadjusted) in active markets for identical assets or liabilities;

• Level 2 –	inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

• Level 3 –	inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

December 31, 2019				Total
Assets	Level 1	Level 2	Level 3	Balance
Money market accounts	-	490	-	490
Warrants(1)	-	-	435	435
Financial assets at fair value through earnings	-	490	435	925
Financial assets at fair value through other comprehensive income(2)	2	27	-	29
Total assets	2	517	435	954

Liabilities
Forward exchange contracts(3)	-	(7)	-	(7)
Contingent consideration(4)	-	-	(3)	(3)
Financial assets at fair value through earnings	-	(7)	(3)	(10)
Derivatives used for hedging(5)	-	(62)	-	(62)
Total liabilities	-	(69)	(3)	(72)

December 31, 2018				Total
Assets	Level 1	Level 2	Level 3	Balance
Money market accounts	-	2,390	-	2,390
Warrants(1)	-	-	16	16
Embedded derivatives(6)	-	1	-	1
Financial assets at fair value through earnings	-	2,391	16	2,407
Financial assets at fair value through other comprehensive income(2)	2	21	-	23
Total assets	2	2,412	16	2,430

Liabilities
Contingent consideration(4)	-	-	(2)	(2)
Financial liabilities at fair value through earnings	-	-	(2)	(2)
Derivatives used for hedging(5)	-	(76)	-	(76)
Total liabilities	-	(76)	(2)	(78)

(1) Warrants relate to the Company’s equity method investment in Refinitiv (see note 9).

(2) Investments in entities over which the Company does not have control, joint control or significant influence.

(3) Used to manage foreign exchange risk on cash flows excluding indebtedness.

(4) Obligations to pay additional consideration for prior acquisitions, based upon performance measures contractually agreed at the time of purchase.

(5) Comprised of fixed-to-fixed cross-currency swaps on indebtedness.

(6) Largely related to U.S. dollar pricing of customer agreements by subsidiaries outside of the U.S.

Thomson Reuters Annual Report 2019

The following reflects the change in the fair value of the Refinitiv warrants, which are a level 3 in the fair value measurement hierarchy, for the year ended December 31, 2019:

Year ended December 31,

2019
December 31, 2018	16
Gain recognized within other operating gains, net	419
December 31, 2019	435

The Company recognizes transfers into and out of the fair value measurement hierarchy levels at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred. There were no transfers between hierarchy levels for the years ending December 31, 2019 and 2018.

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

•	quoted market prices or dealer quotes for similar instruments;

•	the fair value of cross-currency interest rate swaps and forward foreign exchange contracts is calculated as the present value of the estimated future cash flows based on observable yield curves; and

•	the fair value of contingent consideration is calculated based on estimates of future revenue performance.

Valuation of the Refinitiv Warrants

•

On August 1, 2019, the Company and private equity funds affiliated with Blackstone agreed to sell Refinitiv, in which the Company owns a 45%(1) interest, to LSEG, in an all share transaction that valued Refinitiv at $27 billion (as of the announcement date), but LSEG may, at its option, settle up to $2.5 billion of the consideration in cash (see note 9). Under the terms of the warrant agreement, the proposed transaction will constitute a change in control whereby the exercise of the warrants in connection with the closing of the transaction will increase the Company’s ownership of Refinitiv from 45%(1) to 47.6%(1). Reflecting the entry into a definitive agreement for the sale of the Refinitiv business, the value of the warrants at December 31, 2019 is primarily based on the number of incremental shares in Refinitiv to which the Company is entitled upon closing and the share price of LSEG on December 31, 2019. The valuation also incorporates (on a weighted-average basis) other outcomes based on the likelihood of the proposed transaction closing. In future periods, the warrants will be revalued based on the share price of LSEG at each reporting date, and will reflect management’s continuing assessment about the likelihood that the proposed transaction will close, including progress towards obtaining regulatory clearances and satisfying customary closing conditions.

•

The Monte Carlo simulation approach, which is incorporated into the valuation of the Refinitiv warrants, generates values based on the random outcomes from a probability distribution. Key inputs under the Monte Carlo approach include: the estimated equity value of Refinitiv; the capitalization structure of Refinitiv; the expected volatility; the risk-free rate of return; annual dividends or distributions; and assumptions about the timing of a liquidity event. An increase in the equity value would typically result in an increase in the fair value of the warrants and conversely, a decrease would typically result in a decrease in the fair value of the warrants.

(1) Represents ownership interest before dilution for management equity triggered by a change in control.

Thomson Reuters Annual Report 2019

Offsetting Financial Assets and Financial Liabilities

The Company is subject to master netting arrangements with certain counterparties. Certain of these arrangements allow for the netting of assets and liabilities in the ordinary course of business, and are reflected on a net basis on the consolidated statement of financial position. In other circumstances, netting is permitted only in the event of bankruptcy or default of either party to the agreement, and such amounts are not netted in the consolidated statement of financial position. This information is summarized in the table below.

Financial assets	Gross Financial Assets	Gross Financial Liabilities Netted Against Assets	Net Financial Assets in the Consolidated Statement of Financial Position	Related Financial Liabilities Not Netted	Net Amount
Cash and cash equivalents	17	-	17 (1)	-	17
December 31, 2019	17	-	17	-	17

Cash and cash equivalents	10	(8)	2 (1)	-	2
December 31, 2018	10	(8)	2	-	2

Financial liabilities	Gross Financial Liabilities	Gross Financial Assets Netted Against Liabilities	Net Financial Liabilities in the Consolidated Statement of Financial Position	Related Financial Assets Not Netted	Net Amount
Derivative financial liabilities	68	-	68 (2)	-	68
Bank indebtedness	1	-	1 (3)	-	1
December 31, 2019	69	-	69	-	69

Derivative financial liabilities	76	-	76 (2)	-	76
Bank indebtedness	11	(8)	3 (3)	-	3
December 31, 2018	87	(8)	79	-	79

(1) Included within “Cash and cash equivalents” in the consolidated statement of financial position.

(2) Included within “Other financial liabilities” – current and “Provisions and other non-current liabilities”, in the consolidated statement of financial position.

(3) Included within “Current indebtedness” in the consolidated statement of financial position.

Note 21: Other Non-Current Assets

	December 31,

	2019	2018
Net defined benefit plan surpluses (see note 27)	85	7
Cash surrender value of life insurance policies	320	300
Deferred commissions	82	82
Other financial assets (see note 20)	74	53
Other non-current assets	50	57
Total other non-current assets	611	499

Thomson Reuters Annual Report 2019

Note 22: Payables, Accruals and Provisions

	December 31,

	2019	2018
Trade payables	265	326
Current tax liabilities(1)	124	297
Accruals	801	891
Provisions (see note 23)	119	203
Other current liabilities	64	61
Total payables, accruals and provisions	1,373	1,778

(1) Includes $204 million (2018 – $218 million) of uncertain tax positions, that, in 2019, were partially offset by tax receivables in the same jurisdictions.

Note 23: Provisions and Other Non-Current Liabilities

	December 31,

	2019	2018
Net defined benefit plan obligations (see note 27)	714	708
Other financial liabilities (see note 20)	256	79
Deferred compensation and employee incentives	141	128
Provisions	126	128
Other non-current liabilities	27	81
Total provisions and other non-current liabilities	1,264	1,124

The following table presents the movement in provisions for the years ended December 31, 2019 and 2018:

	Employee- Related	Restructuring	Facilities- Related	Other	Total
Balance at December 31, 2017	60	-	100	130	290
Charges	15	127	8	117	267
Utilization	(68)	(33)	(19)	(24)	(144)
Disposals of businesses	(4)	-	(58)	(8)	(70)
Translation and other, net	(3)	-	(3)	(6)	(12)
Balance at December 31, 2018	-	94	28	209	331
Less: short-term provisions	-	94	3	106	203
Long-term provisions	-	-	25	103	128

Balance at December 31, 2018	-	94	28	209	331
Charges	12	117	3	70	202
Utilization	(25)	(145)	(18)	(113)	(301)
Translation and other, net	13	(10)	14	(4)	13
Balance at December 31, 2019	-	56	27	162	245
Less: short-term provisions	-	56	2	61	119
Long-term provisions	-	-	25	101	126

Employee-related

The employee-related provisions consisted of severance.

Thomson Reuters Annual Report 2019

Restructuring

In 2019, the Company incurred $117 million (2018—$127 million) of severance costs associated with reductions in workforce to de-layer the organization and reposition the Company following the separation of the Financial & Risk business from the rest of the Company.

Facilities-related

Facilities-related provisions include lease retirement obligations, which arise when the Company agrees to restore a leased property to a specified condition at the completion of the lease period. Lease retirement provisions relate primarily to leases which expire over the next five years.

Other

Other includes various items arising in the normal course of business such as disposal related reserves, legal provisions and reserves for health care.

Note 24: Deferred Tax

The movements of deferred tax assets and liabilities are shown below:

Deferred tax liabilities	Goodwill and Other Identifiable Intangible Assets	Computer Software, Property and Equipment	Equity Method Investments	Other(1)	Total
December 31, 2017	990	(114)	34	325	1,235
(Benefit) expense to income statement – continuing operations	(20)	29	(79)	(20)	(90)
Expense (benefit) to income statement – discontinued operations	21	9	528	(42)	516
Benefit to other comprehensive income	-	-	(19)	-	(19)
Disposals of businesses	(456)	60	(1)	(14)	(411)
Translation and other, net	(7)	34	-	(10)	17
December 31, 2018	528	18	463	239	1,248
Impact of IFRS 16 adoption	-	38	-	10	48
Acquisitions	63	16	-	-	79
Benefit to income statement – continuing operations	(11)	(19)	(158)	(62)	(250)
Benefit to income statement – discontinued operations	-	(4)	(2)	-	(6)
Benefit to other comprehensive income	-	-	(9)	-	(9)
Disposals of businesses	(2)	(12)	-	-	(14)
Translation and other, net	-	1	-	13	14
December 31, 2019	578	38	294	200	1,110

(1) 2018 included $183 million (2019 – nil) related to intercompany sales of certain technology and content assets as part of the Company’s consolidation of the ownership and management of these assets.

Thomson Reuters Annual Report 2019

Deferred tax assets	Tax Losses	Goodwill and Other Identifiable Intangible Assets(1)	Employee Benefits and Compensation	Other	Total
December 31, 2017	83	11	316	210	620
Benefit to income statement – continuing operations	50	-	1	31	82
Expense to income statement – discontinued operations	(39)	-	(11)	(17)	(67)
Expense to other comprehensive income	-	-	(22)	-	(22)
Expense to equity	-	-	(4)	-	(4)
Disposals of businesses	(19)	-	(38)	(37)	(94)
Translation and other, net	(2)	-	(4)	(10)	(16)
December 31, 2018	73	11	238	177	499
Impact of IFRS 16 adoption	-	-	-	45	45
Benefit (expense) to income statement – continuing operations	7	1,158	(5)	(15)	1,145
Expense to income statement – discontinued operations	(7)	-	-	(6)	(13)
Benefit to other comprehensive income	-	-	12	-	12
Benefit to equity	-	-	8	-	8
Disposals of businesses	-	-	-	(1)	(1)
Translation and other, net	18	(1)	-	(2)	15
December 31, 2019	91	1,168	253	198	1,710
Net deferred tax liability at December 31, 2018					(749)
Net deferred tax asset at December 31, 2019					600

(1) Includes $1.2 billion increase in the tax basis of assets owned by a foreign subsidiary.

The estimated recovery period for the deferred tax balances is shown below:

	December 31,

	2019	2018
Deferred tax liabilities
Deferred tax liabilities to be recovered after more than 12 months	1,107	1,063
Deferred tax liabilities to be recovered within 12 months	3	185
Total deferred tax liabilities	1,110	1,248

Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	1,616	383
Deferred tax assets to be recovered within 12 months	94	116
Total deferred tax assets	1,710	499
Net deferred tax (asset) liability	(600)	749

Thomson Reuters Annual Report 2019

In December 2019, the Company reorganized the operations of certain foreign affiliates that were subject to different tax rates. The reorganization resulted in an increase in the tax basis of the reorganized business to the acquiror and a related tax benefit of $1.2 billion. The Company recognized a $1.2 billion deferred tax asset, which it expects to realize in subsequent periods, based on the historical and expected future profitability of the reorganized business. Deferred tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profits and the resolution of uncertain tax positions is probable. The ability to realize these deferred tax benefits is dependent on a number of factors, including the future profitability of operations and the resolution of tax audits in the jurisdictions in which the deferred tax assets arose. At December 31, 2019, the following summarizes the Company’s tax losses, certain deductible temporary differences and other tax attributes:

	Carry Forward Loss/ Tax Attributes	Tax Value	Unrecognized Deferred Tax Assets	Net Deferred Tax Assets(1)
Canadian net operating losses	1,984	525	(525)	-
Net operating losses – other jurisdictions	5,548	1,401	(1,387)	14
Capital losses	718	146	(76)	70
Investment in subsidiaries	300	75	(75)	-
Other deductible temporary differences	294	86	(86)	-
U.S. state net operating losses(2)	n/m	17	(14)	3
Other attributes and credits(3)	n/m	111	(94)	17
Total		2,361	(2,257)	104

(1) Includes tax losses of $91 million and $13 million of other deferred tax assets.

(2) The aggregation of U.S. state net operating losses is not meaningful due to differing combination and apportionment rules in various states.

(3) As other attributes and credits are calculated on an after-tax basis, there is no carry forward loss amount to disclose.

If not utilized, most of the Canadian tax losses and U.S. state tax losses carried forward will expire between 2020 and 2039. Most of the tax losses carried forward in other jurisdictions may be carried forward indefinitely.

No deferred tax is recognized on the temporary differences associated with investments in subsidiaries and joint ventures to the extent that the Company can control the timing and reversal of such differences, or the reversal would not create a tax liability. These temporary differences are primarily attributable to the undistributed earnings of non-Canadian subsidiaries, which were $10.9 billion at December 31, 2019 (2018—$9.1 billion).

Thomson Reuters Annual Report 2019

Note 25: Capital

The change in capital, which includes stated capital and contributed surplus, was as follows:

	Number of Common Shares	Stated Capital	Series II, Cumulative Redeemable Preference Share Capital	Contributed Surplus	Total Capital
Balance, December 31, 2017	709,302,084	9,196	110	243	9,549
Substantial issuer bid/tender offer (SIB)	(137,974,875)	(1,672)	-	-	(1,672)
Woodbridge issuance – Qualifying Holdco Alternative – SIB (see note 32)	411,445,295	4,284	-	-	4,284
Woodbridge cancellation of shares – SIB (see note 32)(1)	(411,445,295)	(4,986)	-	702	(4,284)
Return of capital	(47,658,293)	(3,376)	-	1,072	(2,304)
Shares issued under DRIP	620,021	25	-	-	25
Stock compensation plans(2)	4,337,540	186	-	(112)	74
Repurchases of common shares(3)	(27,133,290)	(324)	-	-	(324)
Balance, December 31, 2018	501,493,187	3,333	110	1,905	5,348
Shares issued under DRIP	361,470	23	-	-	23
Stock compensation plans(2)	3,074,176	178	-	(104)	74
Repurchases of common shares(3)	(7,469,287)	(68)	-	-	(68)
Balance, December 31, 2019	497,459,546	3,466	110	1,801	5,377

(1) The Woodbridge transactions resulted in a reclassification from stated capital to contributed surplus, with no net impact on total capital.

(2) Movements in contributed surplus include cash payments related to withholding tax on stock compensation plans.

(3) Stated capital includes $(20) million and $(3) million at December 31, 2019 and 2018, respectively, related to the Company’s pre-defined share repurchase plan. See share repurchases below.

Common shares of the Company have no par value and the authorized common share capital is an unlimited number of shares.

Substantial Issuer Bid/Tender Offer and Return of Capital

In 2018, the Company returned $10 billion of the proceeds from the sale of a 55% interest in its Financial & Risk business (see note 11) to its shareholders as follows:

•

Approximately $6.5 billion pursuant to a substantial issuer bid/tender offer under which the Company repurchased approximately 138 million shares at $47 per share. The Company’s principal shareholder, Woodbridge, made a proportionate tender, which resulted in it tendering the number of shares that allowed it to maintain its equity ownership percentage in Thomson Reuters prior to the transaction (see note 32). The majority of this transaction was charged to retained earnings (see Consolidated Statement of Changes in Equity).

•

$2.3 billion through a return of capital transaction, which consisted of $4.45 in cash per common share and a consolidation of the Company’s outstanding common shares (or reverse stock split) at a ratio of 1 pre-consolidated share for 0.9079 post consolidated shares. The share consolidation was proportional to the cash distribution and the share consolidation ratio was based on the volume weighted-average trading price of the shares on the NYSE for the five-trading day period immediately preceding, including the day of the transaction. As a result of the share consolidation, the Company’s outstanding common shares were reduced by 47,658,293 common shares.

•

$1.2 billion through share repurchases under its normal course issuer bid (“NCIB”). See the “Share Repurchases” section below for additional information. The majority of these repurchases were charged to retained earnings (see Consolidated Statement of Changes in Equity).

Thomson Reuters Annual Report 2019

Dividends

Dividends on common shares are declared in U.S. dollars. In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company under its dividend reinvestment plan (“DRIP”). Details of dividends declared per common share and dividends paid on common shares are as follows:

	Year ended December 31,

	2019	2018
Dividends declared per common share	$1.440	$1.385
Dividends declared	721	925
Dividends reinvested	(23)	(25)
Dividends paid	698	900

Registered holders of common shares may participate in the DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the TSX during the five trading days immediately preceding the record date for the dividend.

Share Repurchases – NCIB

The Company may buy back shares (and subsequently cancel them) from time to time as part of its capital strategy. Share repurchases are typically effected under a NCIB. Under the NCIB, the Company may repurchase up to 25 million common shares between August 19, 2019 and August 18, 2020 in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if the Company receives an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. The price that the Company will pay for shares in open market transactions under the NCIB will be the market price at the time of purchases or such other price as may be permitted by TSX. Details of share repurchases were as follows:

	Year ended December 31,

	2019	2018
Share repurchases (millions of U.S. dollars)	488	1,174
Shares repurchased (number in millions)	7.8	26.8
Share repurchases – average price per share in U.S. dollars	$62.33	$43.87

In October 2019, the Company announced plans to repurchase up to an additional $200 million of its common shares in 2020. These repurchases were completed in February 2020. Decisions regarding any future repurchases will depend on factors such as market conditions, share price, and other opportunities to invest capital for growth. The Company may elect to suspend or discontinue its share repurchases at any time, in accordance with applicable laws. From time to time when the Company does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. The Company entered such a plan with its broker on December 20, 2019. As a result, the Company recorded a $200 million liability in “Other financial liabilities” within current liabilities at December 31, 2019 with a corresponding amount recorded in equity in the consolidated statement of financial position (2018 – $21 million).

Thomson Reuters Annual Report 2019

Series II, Cumulative Redeemable Preference Shares

The authorized preference share capital of the Company is an unlimited number of preference shares without par value. The directors are authorized to issue preference shares without par value in one or more series, and to determine the number of shares in, and terms attaching to, each such series. As of December 31, 2019 and 2018, 6,000,000 Series II, cumulative redeemable preference shares were authorized, issued and outstanding. The Series II preference shares are non-voting and are redeemable at the option of the Company for C$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares.

Note 26: Share-Based Compensation

The Company operates equity-settled compensation plans under which it receives services from employees as consideration for equity instruments of the Company. Each plan is described below:

Stock Incentive Plan

Under its stock incentive plan, the Company may grant stock options, TRSUs, performance restricted share units (“PRSUs”) and other awards to certain employees for a maximum of up to 69,150,969 common shares. As of December 31, 2019, there were 12,703,952 awards available for grant (2018 – 14,201,797). The following table summarizes the methods used to measure fair value for each type of award and the related vesting period over which compensation expense is recognized:

Equity-settled

Type of award	Vesting period	Fair Value Measure	Compensation expense based on:
Stock options	Up to four years	Black-Scholes option pricing model	Fair value on business day prior to grant date
TRSUs	Up to five years	Closing common share price	Fair value on business day prior to grant date
PRSUs	Three-year performance period	Closing common share price	Fair value on business day prior to grant date

Additional information on each type of award is as follows:

Stock Options

The maximum term of an option is 10 years from the grant date. Under the plan, options may be granted by reference to the Company’s common share price on the NYSE or TSX.

The weighted-average fair value of options granted for the years ended December 31, 2019 and 2018 and principal assumptions used in applying the Black-Scholes option pricing model were as follows:

	2019	2018
Weighted-average fair value ($)	5.65	4.13
Weighted-average of key assumptions:
Share price ($)	54.48	39.49
Exercise price ($)	54.48	39.49
Risk-free interest rate	2.6%	2.9%
Dividend yield	3.3%	3.4%
Volatility factor	15%	15%
Expected life (in years)	5	5

The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected stock-price volatility. Historical data has been considered in setting the assumptions.

Thomson Reuters Annual Report 2019

Time-Based Restricted Share Units (TRSUs)

TRSUs give the holder the right to receive one common share for each unit that vests on the vesting date. The holders of TRSUs have no voting rights and accumulate additional units based on notional dividends paid by the Company on its common shares on each dividend payment date, which are reinvested as additional TRSUs. The weighted-average fair value of TRSUs granted was $59.97 and $41.24 for the years ended December 31, 2019 and 2018, respectively.

Performance Restricted Share Units (PRSUs)

PRSUs give the holder the right to receive one common share for each unit that vests on the vesting date. The holders of PRSUs have no voting rights and accumulate additional units based on notional dividends paid by the Company on its common shares on each dividend payment date, which are reinvested as additional PRSUs. The percentage of PRSUs initially granted that vests depends upon the Company’s performance, typically over a three-year period, against pre-established performance goals. Between 0% and 200% of the initial amounts may vest for grants made in 2017 and 2019. The weighted-average fair value of PRSUs granted was $54.78 for the year ended December 31, 2019.

Employee Stock Purchase Plan (ESPP)

The Company maintains an ESPP whereby eligible employees can purchase common shares at a 15% discount to the closing share price on the NYSE on the last business day of each quarter. Each quarter, employees may elect to authorize payroll deductions from their eligible compensation, up to a maximum of $21,250 per year (or a comparable amount in foreign currency for the global ESPP). The discount is expensed as incurred. A maximum of 20,388,909 common shares can be purchased through the ESPP.

The movement in the number of awards outstanding and their related weighted-average exercise prices are as follows:

	Stock Options	TRSUs	PRSUs	Total	Weighted- Average Exercise Price($)(1)
Awards outstanding (in thousands):
Outstanding at December 31, 2017	9,181	3,034	3,281	15,496	38.04
Granted	1,865	1,617	499	3,981	39.49
Exercised	(2,300)	(1,601)	(1,914)	(5,815)	35.00
Forfeited(2)	(287)	(631)	(272)	(1,190)	-
Outstanding at December 31, 2018	8,459	2,419	1,594	12,472	39.11
Exercisable at December 31, 2018	3,396	-	-	3,396	38.13
Granted	908	818	456	2,182	54.48
Exercised	(3,971)	(483)	(1,087)	(5,541)	38.21
Forfeited	(322)	(259)	(82)	(663)	-
Outstanding at December 31, 2019	5,074	2,495	881	8,450	42.36
Exercisable at December 31, 2019	1,449	-	-	1,449	39.77

(1) Represents the weighted-average exercise price for stock options. TRSUs and PRSUs are excluded as they entitle holders to receive common shares upon vesting without an associated exercise price.

(2) Primarily awards cancelled in connection with sale of the Financial & Risk business (see Note 11).

In 2019, the weighted-average share price at the time of exercise for the awards described above was $59.61 per share (2018 – $44.76).

Share-based compensation expense for years ended December 31, 2019 and 2018 was as follows:

	Stock Options	TRSUs	PRSUs	ESPP	Total
December 31, 2019	5	35	12	4	56
December 31, 2018	7	25	13	3	48

Thomson Reuters Annual Report 2019

Relative to the share-based awards outstanding at December 31, 2019, the Company expects to pay approximately $127 million at December 31, 2019 (2018 - $92 million) to tax authorities for employee withholding tax liabilities when these awards are exercised in the future.

The following table summarizes additional information relating to stock options outstanding at December 31, 2019:

Range of exercise prices(1)	Number Outstanding (in thousands)	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price for Awards Outstanding	Number Exercisable (in thousands)	Weighted-Average Exercise Price for Awards Exercisable
35.01 - 40.00	2,649	7.56	$38.47	836	$37.92
40.01 - 45.00	1,568	7.17	$42.30	613	$42.30
50.01 - 55.00	845	9.18	$54.36	-	$54.36
60.01 - 65.00	12	9.36	$63.26	-	$63.26
Total	5,074			1,449

(1) TRSUs and PRSUs are excluded as they entitle holders to receive common shares upon vesting without an associated exercise price.

Note 27: Employee Benefit Plans

Retirement Benefits

The Company sponsors both defined benefit and defined contribution employee future benefit plans covering substantially all employees. Costs for future employee benefits are accrued over the periods in which employees earn the benefits. Defined benefit plans provide pension and other post-employment benefits (“OPEB”) to covered employees. Significant plans are valued under IAS 19, Employee Benefits, using the projected unit credit method.

The most significant funded defined benefit plans are the Thomson Reuters Group Pension Plan (“TRGP”), covering U.S. employees, and The Thomson Corporation PLC Pension Scheme (“TTC”), covering U.K. employees. The Company also has unfunded obligations consisting of supplemental executive retirement plans (“SERPs”) and OPEB consisting largely of retiree medical benefits, both primarily in the U.S. Defined benefit obligations in the rest of the world are less significant.

Defined benefit plan design and governance

Benefits payable are generally based on salary and years of service, although each plan has a unique benefits formula. Employees in the TTC plan (and in some smaller global plans) may also make voluntary contributions to augment future benefits. The normal retirement age is typically in the range of 60 to 65 years and benefits are generally payable in annuity or lump sum upon retirement. Most plans include provisions for early retirement, death, survivor and disability benefits. Under the TTC plan, vested benefits of former employees who are not yet of retirement age are held in deferment. Under the TRGP, former and future terminating employees with vested benefits have the option to receive benefits as a lump sum or to defer benefits until retirement. In addition, future TRGP retirees may receive benefits in lump sum or annuity. Eligible benefits under the TTC plan increase based on inflation, whereas TRGP benefits are not indexed to inflation. In some countries, the Company operates cash balance plans (accounted for as defined benefit obligations) where the accumulated balance on the pension account is based on employee and employer allocations and a promised annual crediting rate.

Except where required by law, virtually all defined benefit plans are closed to new employees.

The TRGP is a qualified pension plan in the U.S. and is governed by the Employee Retirement Income Security Act of 1974 (“ERISA”). In its role as plan fiduciary, the Company has a policy to contribute at least the minimum required amount under ERISA.

Similar to the TRGP, the Company bears the cost of the TTC plan (less employee contributions). However, the responsibility for the management and governance of the TTC plan lies with an independent trustee board (the “Trustees”). The Trustees are responsible for carrying out triennial valuations (unless circumstances require an earlier review) and securing funding for benefit payments. To develop funding valuations and investment policies, the Trustees consult with the plan’s actuary (who is independent of the Company’s actuary), the plan’s investment advisors (also independent of the Company’s investment advisors) and the Company. The Trustees and the Company are required to agree on a schedule of contributions in support of funding objectives. These arrangements are updated in conjunction with the triennial valuations.

Thomson Reuters Annual Report 2019

Other international locations operate various pension plans in accordance with local regulations and practices.

Curtailment and plan amendments

In 2019, curtailment gains of $8 million (2018 – $31 million) were recognized in the consolidated income statement reflecting reductions in the number of employees accruing service under various defined benefit plans. The 2019 amount of $8 million was recorded within “Other operating gains, net” (2018 – $19 million was recorded within “Other operating gains, net” and $12 million was recorded in “discontinued operations”).

In addition, in 2018, $8 million of expenses were recognized in the consolidated income statement for enhanced benefits, of which $5 million was recorded within “Other operating gains, net” and $3 million was recorded within “discontinued operations”.

Net defined benefit plan obligations

The movement on net defined benefit plan obligations was as follows:

	Pension Plans(1)		OPEB(1)		Total(1)

	2019	2018	2019	2018	2019	2018
As of January 1	(589)	(812)	(112)	(142)	(701)	(954)
Plan expense recognized in income statement:
Continuing operations	(67)	(74)	(13)	(5)	(80)	(79)
Discontinued operations	-	(18)	-	(2)	-	(20)
Actuarial (losses) gains	(49)	97	(4)	7	(53)	104
Exchange differences	1	12	-	2	1	14
Contributions paid	195	56	8	12	203	68
Disposals of businesses	-	148	1	19	1	167
Other	(1)	2	1	(3)	-	(1)
Net plan obligations as of December 31	(510)	(589)	(119)	(112)	(629)	(701)
Net plan surpluses recognized in non-current assets					85	7
Net plan obligations recognized in non-current liabilities					(714)	(708)

(1) Includes amounts for immaterial defined benefit and OPEB plans that are not included in the detailed analysis below.

Analysis of material defined benefit plans

The net surpluses (obligations) of the material defined benefit plans recognized in the consolidated statement of financial position were as follows:

	Funded		Unfunded(1)		OPEB		Total

As of December 31,	2019	2018	2019	2018	2019	2018	2019	2018
Present value of plan obligations	(3,628)	(3,164)	(299)	(279)	(102)	(104)	(4,029)	(3,547)
Fair value of plan assets	3,428	2,857	-	-	-	-	3,428	2,857
Net plan obligations	(200)	(307)	(299)	(279)	(102)	(104)	(601)	(690)
Net plan surpluses	83	5	-	-	-	-	83	5
Net plan obligations	(283)	(312)	(299)	(279)	(102)	(104)	(684)	(695)

(1) Unfunded pension plans consist of SERPs for eligible employees.

Thomson Reuters Annual Report 2019

Defined benefit obligation

The following summarizes activity in the defined benefit obligation:

Present Value of Defined Benefit Obligations	Funded		Unfunded		OPEB		Total

	2019	2018	2019	2018	2019	2018	2019	2018
Opening defined benefit obligation	(3,164)	(7,182)	(279)	(325)	(104)	(114)	(3,547)	(7,621)
Current service cost	(39)	(72)	(2)	(2)	(1)	(1)	(42)	(75)
Administration fees	(11)	(11)	(1)	(1)	-	-	(12)	(12)
Interest cost	(119)	(177)	(12)	(11)	(4)	(4)	(135)	(192)
Actuarial (losses) gains from changes in financial assumptions(1)	(497)	460	(27)	20	(8)	7	(532)	487
Actuarial gains from changes in demographic assumptions(2)	52	9	4	1	1	2	57	12
Experience gains (losses)	1	9	(4)	3	6	(2)	3	10
Contributions by employees	(1)	(6)	-	-	(2)	(2)	(3)	(8)
Benefits paid	172	256	22	19	10	9	204	284
Administration fees disbursements	11	8	-	1	-	-	11	9
Curtailment gain (loss)	8	32	-	(1)	-	-	8	31
Disposals of businesses	-	3,337	-	15	-	-	-	3,352
Exchange differences	(42)	176	(1)	2	-	-	(43)	178
Other	1	(3)	1	-	-	1	2	(2)
Closing defined benefit obligation	(3,628)	(3,164)	(299)	(279)	(102)	(104)	(4,029)	(3,547)

(1) Losses in 2019 were primarily associated with a decrease in discount rates used to measure the obligation. Gains in 2018 were primarily associated with an increase in discount rates used to measure the obligation.

(2) Gains in 2019 and 2018 were primarily associated with new mortality tables, reflecting shorter life expectancy.

The total closing defined benefit obligation can be further analyzed by participant group and by geography.

	2019	2018		2019	2018
Active employees	30%	34%	U.S.	70%	70%
Deferred	33%	32%	U.K.	26%	26%
Retirees	37%	34%	Rest of world	4%	4%
Closing defined benefit obligation	100%	100%		100%	100%

The weighted-average duration of plan obligations for the TRGP and TTC in 2019 were 17 years (2018 – 17 years) and 18 years (2018 – 19 years), respectively.

Thomson Reuters Annual Report 2019

Plan assets

The following summarizes activity in plan assets:

Fair Value of Plan Assets	Funded		Unfunded		OPEB		Total

	2019	2018	2019	2018	2019	2018	2019	2018
Opening fair value of plan assets	2,857	7,142	-	-	-	-	2,857	7,142
Interest income(1)	110	171	-	-	-	-	110	171
Return on plan assets excluding amounts included in interest income(2)	424	(510)	-	-	-	-	424	(510)
Contributions by employer	173	38	22	20	8	7	203	65
Contributions by employees	1	6	-	-	2	2	3	8
Benefits paid	(172)	(256)	(22)	(19)	(10)	(9)	(204)	(284)
Administration fees disbursements	(11)	(8)	-	(1)	-	-	(11)	(9)
Disposals of businesses	-	(3,537)	-	-	-	-	-	(3,537)
Exchange differences	43	(181)	-	-	-	-	43	(181)
Other	3	(8)	-	-	-	-	3	(8)
Closing fair value of plan assets	3,428	2,857	-	-	-	-	3,428	2,857

(1) Interest income is calculated using the discount rate for the period.

(2) Return on plan assets represents the difference between the actual return on plan assets and the interest income computed using the discount rate.

Investment policy of funded plans

Plan assets are invested to adequately secure benefits and to minimize the Company’s long-term contributions to the plans. However, specific investment allocations will vary across plans. The Company funds unfunded and OPEB plans as claims are made.

Plan fiduciaries, comprised of the Company or plan trustees, set investment policies and strategies for each funded plan and oversee investment allocation, which includes selecting investment managers, commissioning periodic asset-liability studies and setting long-term strategic targets. Investment allocation takes into consideration a number of factors, including the funded status of the plan, a balance between risk and return, the plan’s liquidity needs, current and expected economic and market conditions, specific asset class risk as well as the risk profile and maturity pattern of the respective plan.

Target investment allocation ranges are guidelines, not limitations. Funded plans may have broadly diversified portfolios with investments in equities, fixed income, real estate, insurance contracts, derivatives and other asset classes through direct ownership or through other instruments such as mutual funds, commingled funds and hedge funds. Derivatives may be used to achieve investment objectives or as a component of risk management such as for interest rate and currency management strategies.

Thomson Reuters Annual Report 2019

In aggregate, the major categories of plan assets for funded plans were as follows:

	Quoted(1)		Unquoted		Total

	2019	2018	2019	2018	2019	2018
Equities(2)
U.S.	144	113	50	38	194	151
U.K.	6	6	-	-	6	6
All other	92	74	479	410	571	484
Total Equities	242	193	529	448	771	641
Bonds(3)
Corporate
U.S.	201	181	698	613	899	794
U.K.	-	-	149	130	149	130
All other	2	2	54	-	56	2
Government
U.S.	2	2	552	513	554	515
All other	3	-	11	11	14	11
Other fixed income	68	71	112	55	180	126
Total Bonds	276	256	1,576	1,322	1,852	1,578
Multi-asset(4)
U.K.	7	-	-	-	7	-
All other	-	-	133	119	133	119
Total Multi-asset	7	-	133	119	140	119
Property	2	3	-	-	2	3
Insurance	-	-	38	37	38	37
Derivatives	-	1	266	220	266	221
Cash and cash equivalents	11	14	341	234	352	248
Other	1	2	6	8	7	10
Total	539	469	2,889	2,388	3,428	2,857

(1) Asset valuation based on Level 1 evidence under the fair value hierarchy: quoted prices (unadjusted) in active markets for identical assets or liabilities.

(2) Equities include direct shareholdings and funds focused on equity strategies.

(3) Bonds include direct credit holdings and funds focused on fixed income strategies. Within this grouping, Government includes debt issued by national, state and local government agencies and Other fixed income includes blended Corporate/Government credit strategies.

(4) Multi-asset includes funds that invest in a range of asset classes.

As of December 31, 2019 and 2018, there were no Thomson Reuters securities held in the Company’s pension plans’ assets.

Contributions

In 2019, the Company contributed $203 million to its material defined benefit plans including $167 million that was contributed to the TTC plan in February 2019 to satisfy U.K. pension law funding obligations arising from the sale of the Financial & Risk business. In 2018, the Company contributed $65 million to its material defined benefit plans, including $29 million to plans that were transferred with Financial & Risk.

In 2020, the Company expects to contribute approximately $35 million to its material defined benefit plans, $7 million in accordance with the normal funding policy of funded plans and $28 million for claims expected to arise under unfunded and OPEB plans.

Thomson Reuters Annual Report 2019

From time to time, the Company may elect to make voluntary contributions to improve the funded status of the plans. For certain plans, the trustees have the right to call for special valuations, which could subsequently result in the Company having to make an unexpected contribution. Market-related factors may also affect the timing and amount of contributions. The amount and timing of any future required contributions to pension plans could differ significantly from the Company’s estimates at December 31, 2019.

Actuarial assumptions

The weighted-average actuarial assumptions were as follows:

	Funded		Unfunded		OPEB

As of December 31,	2019	2018	2019	2018	2019	2018
Discount rate	2.94%	3.82%	3.31%	4.27%	3.03%	4.08%
Inflation assumption	3.19%	3.25%	2.37%	2.33%	-	-
Rate of increase in salaries	3.44%	3.46%	3.50%	3.50%	3.40%	3.39%
Rate of increase in pension payments	3.03%	3.06%	3.05%	3.10%	-	-
Medical cost trend	-	-	-	-	6.25%	6.50%

Discount rate

The discount rate was based on current market interest rates of high-quality, fixed-rate debt securities adjusted to reflect the duration of expected future cash outflows for pension benefit payments. To estimate the discount rate, the Company used a hypothetical yield curve that represented yields on high quality zero-coupon bonds with durations that mirrored the expected payment stream of the benefit obligation. For the TRGP and the TTC plans combined, a 0.25% increase or decrease in the discount rate would have decreased or increased the defined benefit obligation by approximately $150 million as of December 31, 2019.

Rates of inflation, increase in salaries and pension payments

The rate of inflation, which impacts increases in eligible U.K. pension payments, was determined by reference to consumer and retail price indices as well as other benchmarks. The assumption on salary growth is for the long term over the life of benefit plans. For the TRGP and the TTC plans combined, a 0.25% increase or decrease in the rate of increase in inflation and salary assumptions would have increased or decreased the defined benefit obligation by approximately $25 million and $15 million, respectively, as of December 31, 2019.

Medical cost trend

The medical cost trend is based on the Company’s actuarial medical claims experience and future projections of medical costs. The average medical cost trend rate used was 6.25% for 2019, which is reduced gradually to 5% in 2025. A 1% increase or decrease in the trend rate would have resulted in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $10 million at December 31, 2019.

Mortality assumptions

The mortality assumptions used to assess the defined benefit obligation as of December 31, 2019 are based on the following:

•	TRGP: Pri 2012/MP-2019 Generational Table; and

•	TTC plan: SAPS S3 Light Tables with allowances for plan demographic specifics and longevity improvements.

Thomson Reuters Annual Report 2019

The following table illustrates the life expectation in years of an average plan participant retiring at age 65 as of December 31, 2019 and 2018 and a plan participant at age 40 as of December 31, 2019 and 2018 retiring 25 years later at age 65 under the mortality assumptions used.

December 31, 2019	Life Expectation in Years

	Male	Female
Employee retiring as of December 31, 2019 at age 65	22	23
Employee age 40 as of December 31, 2019 retiring at age 65	24	25

December 31, 2018	Life Expectation in Years

	Male	Female
Employee retiring as of December 31, 2018 at age 65	22	24
Employee age 40 as of December 31, 2018 retiring at age 65	23	25

For the TRGP and the TTC plans combined, an increase in life expectancy of one year across all age groups would have increased the defined benefit obligation by approximately $90 million as of December 31, 2019.

The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant, so that interdependencies between assumptions are excluded. The measurement methodology (i.e. present value of the obligation calculated using the projected unit credit method) applied in the sensitivity analyses is also consistent to that used to determine the defined benefit obligation in the consolidated statement of financial position.

Risks and uncertainties

The material risks and uncertainties the Company is exposed to in relation to defined benefit pension plans are:

•

Investment risk: Returns on plan assets may not be sufficient to fund plan obligations. To mitigate such risk, plan fiduciaries maintain investment policies and periodically review investment allocations to ensure adequate support of funding objectives. Additionally, plan fiduciaries review fund manager performance against benchmarks for specific investment mandates.

•

Interest rate risk: A fall in interest rates will increase the value of the plan obligations as well as the fixed income investments used to fund the obligations. Although a significant amount of plan assets are allocated to fixed income investments, the Company’s funded benefit plans do not strictly follow a liability matching investment strategy. As a result, plan liabilities may increase faster than assets in a declining interest rate environment, potentially requiring the Company to make additional contributions. Diversified asset allocations mitigate this risk by creating the potential to outperform increases in liabilities and to reinvest excess returns in liability matching assets, reducing the need for Company contributions.

•

Inflation risk: Actual salary increases and pension increases linked to inflation may exceed expectations, resulting in higher than anticipated plan obligations. To mitigate this risk, certain plan assets are invested in hedging assets, which may include derivatives and inflation-linked bonds.

•	Currency risk: In some plans, obligations denominated in local currency may be partially funded by foreign investments. To hedge this currency mismatch, derivatives may be used.

•

Liquidity risk: If a plan has insufficient cash to fund near term benefit payments, the Company may have to make additional contributions or unexpected changes in asset allocations may be required. This risk is mitigated as near-term pension payments are reasonably known and plans generally hold short-term debt securities to fund such payments.

•

Mortality risk: Life expectancy may improve at a faster rate than expected, resulting in higher plan obligations. To mitigate this risk, life expectancy assumptions are reviewed in connection with periodic valuations.

For defined benefit retiree medical plans, the material risks are mortality risk, as described above, and costs being greater than assumed, either due to inflation of future medical costs or the frequency of participants’ claims.

Thomson Reuters Annual Report 2019

Analysis of income and expense

Defined benefit plan expense for material defined benefit plans for years ended December 31, 2019 and 2018 was as follows:

Income Statement(1)	Funded		Unfunded		OPEB		Total

Year ended December 31,	2019	2018	2019	2018	2019	2018	2019	2018
Current service cost	39	52	2	2	1	1	42	55
Net interest cost	9	12	12	11	4	4	25	27
Administration fees	11	7	1	1	-	-	12	8
Curtailment (gain) loss	(8)	(20)	-	1	-	-	(8)	(19)
Plan amendments	-	5	-	-	-	-	-	5
Defined benefit plan expense - continuing operations	51	56	15	15	5	5	71	76
Defined benefit plan expense - discontinued operations(2)	-	16	-	-	-	1	-	17

(1) Current service cost and administration fees are included in the “Post-employment benefits” component of “Operating expenses” as set out in note 6. Net interest cost is reported in “Finance costs, net” as set out in note 8.

(2) Discontinued operations includes $12 million of curtailment gains.

Analysis of other comprehensive (income) loss

The following summarizes amounts recognized in other comprehensive (income) loss for material defined benefit plans:

Other Comprehensive (Income) Loss	Funded		Unfunded		OPEB		Total

Year ended December 31,	2019	2018	2019	2018	2019	2018	2019	2018
Remeasurement losses (gains) on defined benefit obligation:
Due to financial assumption changes	497	(460)	27	(20)	8	(7)	532	(487)
Due to demographic assumption changes	(52)	(9)	(4)	(1)	(1)	(2)	(57)	(12)
Due to experience	(1)	(9)	4	(3)	(6)	2	(3)	(10)
Return on plan assets greater than discount rate	(424)	510	-	-	-	-	(424)	510
Change in irrecoverable surplus other than interest	-	(102)	-	-	-	-	-	(102)
Total recognized in other comprehensive loss (income) before taxation	20	(70)	27	(24)	1	(7)	48	(101)
Other comprehensive loss (income) attributable to:
Continuing operations	20	(50)	27	(24)	1	(7)	48	(81)
Discontinued operations	-	(20)	-	-	-	-	-	(20)

Accumulated Comprehensive Loss (Income)	Funded		Unfunded		OPEB		Total

	2019	2018	2019	2018	2019	2018	2019	2018
Balance of actuarial losses (gains) at January 1	1,059	1,027	55	79	(88)	(81)	1,026	1,025
Net actuarial losses (gains) recognized in the year	20	32	27	(24)	1	(7)	48	1
Balance of actuarial losses (gains) at December 31	1,079	1,059	82	55	(87)	(88)	1,074	1,026
Balance of asset ceiling at January 1	312	406	-	-	-	-	312	406
Interest cost on irrecoverable surplus	-	8	-	-	-	-	-	8
Effects of the asset ceiling in the year	-	(102)	-	-	-	-	-	(102)
Balance of asset ceiling at December 31(1)	312	312	-	-	-	-	312	312
Total accumulated comprehensive loss (income) at December 31	1,391	1,371	82	55	(87)	(88)	1,386	1,338

(1) Relates to the former Financial & Risk business disposed in 2018.

Thomson Reuters Annual Report 2019

Defined contribution plans

The Company sponsors various defined contribution savings plans that provide for Company-matching contributions. Total expense related to defined contribution plans was $75 million in 2019 (2018—$74 million), which approximates the cash outlays related to the plans.

Note 28: Leases

For periods beginning from January 1, 2019:

Lessee

In the ordinary course of business, the Company enters into leases primarily for property and equipment. The carrying amount and the related depreciation for the right-of-use assets for the year ending December 31, 2019 were as follows:

		Year ended December 31, 2019

	Land, Buildings and Building Improvements	Computer Equipment	Furniture, Fixtures and Other Equipment	Total
Carrying amount	213	40	1	254
Depreciation	52	1	1	54

Expenses related to short-term leases were $27 million and were recognized in the consolidated income statement for the year ending December 31, 2019.

For the year ending December 31, 2019, cash outflows for leases, which include payments of lease principal, interest, short-term and low value leases, were $88 million.

The following table sets forth the company’s future aggregate undiscounted non-cancellable lease payments over the lease term as well as its discounted lease liabilities as reported in the consolidated statement of financial position as of December 31, 2019 are as follows:

December 31,

2019
2020	80
2021	75
2022	60
2023	41
2024	34
2025 and thereafter	64
Total undiscounted cash flows	354
Lease liabilities included in the consolidated statement of financial position
Current	69
Non-current	253

As of December 31, 2019, the Company was committed to leases with future cash outflows totaling $190 million, which had not yet commenced and therefore are not accounted for as a liability as of December 31, 2019. A liability and corresponding right-of-use asset will be recognized for these leases at the lease commencement date.

With certain leases, the Company guarantees the restoration of the leased property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded within “Provisions and other non-current liabilities” in the consolidated statement of financial position.

Thomson Reuters Annual Report 2019

Lessor

The Company acts as lessor in the ordinary course of business primarily to recover costs associated with leases of office space that it no longer requires.

Operating lease income was $10 million and was recognized in the consolidated income statement for the year ending December 31, 2019.

The Company is entitled to receive the following aggregate undiscounted payments for operating leases:

December 31,

2019
2020	25
2021	6
31

The Company is entitled to receive the following aggregate undiscounted payments for finance leases:

December 31,

2019
2020	9
2021	8
2022	7
2023	6
2024	7
2025 and thereafter	7
Total undiscounted lease payments to be received	44
Unearned finance income	(4)
Net investment in leases	40

For periods prior to January 1, 2019:

Leases

Payments for leases are contractual obligations as scheduled per each agreement. Operating lease payments in 2018 were $90 million. Sublease payments received in 2018 were $15 million.

Note 29: Supplemental Cash Flow Information

Details of “Other” in the consolidated statement of cash flow are as follows:

	Year ended December 31,

	2019	2018
Non-cash employee benefit charges	157	155
Net losses (gains) on foreign exchange and derivative financial instruments	47	(32)
Share of post-tax losses in equity method investments	599	233
Revaluation of Refinitiv warrants (see note 20)	(419)	—
Other	1	9
	385	365

Thomson Reuters Annual Report 2019

Details of “Changes in working capital and other items” are as follows:

	Year ended December 31,

	2019	2018
Trade and other receivables	116	(337)
Prepaid expenses and other current assets	25	(56)
Other financial assets	(17)	18
Payables, accruals and provisions	(220)	216
Deferred revenue	(10)	55
Other financial liabilities	17	(22)
Income taxes	(71)	34
Other	(87)	8
	(247)	(84)

Details of income taxes paid are as follows:

	Year ended December 31,

	2019	2018
Operating activities – continuing operations	(268)	(270)
Operating activities – discontinued operations	(45)	(38)
Investing activities – continuing operations	(1)	-
Total income taxes paid	(314)	(308)

In 2018, the Company had significant operating cash flows from discontinued operations which related to the following:

Year ended December 31,

2018
Cash provided by (used in):
OPERATING ACTIVITIES – DISCONTINUED OPERATIONS
Earnings from discontinued operations	3,859
Adjustments for:
Depreciation	17
Amortization of computer software	30
Amortization of other identifiable intangible assets	29
Net gains on disposals of businesses and investments	(3,087)
Deferred tax	583
Other	74
Changes in working capital and other items	(335)
Operating cash flows from discontinued operations	1,170

Thomson Reuters Annual Report 2019

Note 30: Acquisitions

Acquisitions primarily comprise the purchase of businesses that are integrated into existing operations to broaden the Company’s range of offerings to customers as well as its presence in global markets. The results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. Acquisitions also included investments in equity method investments and asset acquisitions.

Acquisition activity

The number of acquisitions completed, and the related total consideration during 2019 and 2018 were as follows:

	Year ended December 31,

	2019		2018

	Number of Transactions	Cash Consideration	Number of Transactions	Cash Consideration
Businesses acquired	4	1,049	3	228
Less: Cash acquired		(59)		(3)
Businesses acquired, net of cash	4	990	3	225
Contingent consideration payments		-		1
Investments in businesses(1)	-	4	3	252
Asset acquisitions	1	4	-	-
	5	998	6	478

(1) Includes a $248 million equity contribution to Refinitiv.

The following describes certain acquisitions completed during 2019 and 2018:

Date	Company	Acquiring Segments	Description
November 2018	Integration Point	Corporates	A provider of global trade management solutions to trade and compliance professionals
July 2019	Confirmation	Tax & Accounting Professionals/Corporates	A provider of digital audit confirmation services to accounting firms, banks and law firms
July 2019	HighQ	Legal Professionals/Corporates	A provider of collaboration tools to the legal and regulatory market segments
October 2019	FC Business Intelligence	Reuters News	A global business-to-business events specialist that was rebranded as Reuters Events

Thomson Reuters Annual Report 2019

Purchase price allocation

Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations. The details of net assets acquired were as follows:

	Year ended December 31,

	2019	2018
Cash and cash equivalents	59	3
Trade receivables	13	9
Prepaid expenses and other current assets	7	1
Current assets	79	13
Property and equipment	7	1
Computer software	78	25
Other identifiable intangible assets	309	96
Total assets	473	135
Payables and accruals	(29)	(3)
Deferred revenue	(25)	(14)
Other financial liabilities	(1)	-
Current liabilities	(55)	(17)
Provisions and other non-current liabilities	(5)	(3)
Deferred tax	(79)	-
Total liabilities	(139)	(20)
Net assets acquired	334	115
Goodwill	715	113
Total	1,049	228

The excess of the purchase price over the net assets acquired was recorded as goodwill and reflects synergies and the value of the acquired workforce. The majority of goodwill for acquisitions completed in 2019 is not expected to be deductible for tax purposes. Most of the goodwill for acquisitions completed in 2018 is expected to be deductible for tax purposes.

Acquisition transactions were completed by acquiring all equity interests or the net assets of the acquired business.

Other

The revenues and operating profit of acquired businesses since the date of acquisition were not material to the Company’s results of operations.

Note 31: Contingencies, Commitments and Guarantees

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Thomson Reuters Annual Report 2019

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings.

As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Dispositions

In certain disposition agreements, the Company guarantees to the purchaser the recoverability of certain assets or limits on certain liabilities. The Company does not believe based upon current facts and circumstances, that additional payments in connection with these transactions would have a material impact on the consolidated financial statements.

Unconditional purchase obligations

The Company has various obligations for materials, supplies, outsourcing and other services contracted in the ordinary course of business. The future unconditional purchase obligations are as follows:

December 31,

2019
2020	300
2021	219
2022	180
2023	160
2024	62
2025 and thereafter	1
922

Note 32: Related Party Transactions

As of December 31, 2019, Woodbridge beneficially owned approximately 66% of the Company’s shares.

Transactions with Woodbridge

From time to time, in the normal course of business, the Company enters into transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings and are not significant to the Company’s results of operations or financial condition either individually or in the aggregate.

Thomson Reuters Annual Report 2019

In April 2018, the Company sold a Canadian wholly owned subsidiary to a company affiliated with Woodbridge for $16 million. The subsidiary’s assets consisted of accumulated losses that management did not expect to utilize against future taxable income prior to their expiry. As such, no tax benefit for the losses had been recognized in the consolidated financial statements. Under Canadian law, certain losses may only be transferred to related companies, such as those affiliated with Woodbridge. A gain of $16 million was recorded within “Other operating gains, net” within the consolidated income statement. In connection with this transaction, the board of directors’ Corporate Governance Committee obtained an independent fairness opinion. The Company utilized the independent fairness opinion to determine that the negotiated price between the Company and the purchaser was reasonable. After receiving the recommendation of the Corporate Governance Committee, the board of directors approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at both the committee and board meetings.

In October 2018, the Company returned approximately $6.5 billion to its shareholders pursuant to a substantial issuer bid/tender offer under which the Company repurchased approximately 138 million shares at a price of $47 per share. As part of this transaction, Woodbridge sold approximately 88.9 million shares through a proportionate tender which allowed it to maintain its equity ownership percentage in Thomson Reuters prior to the transaction. Woodbridge effected its proportionate tender offer through a Qualifying Holdco Alternative (as described in the offer documents), which the Company also offered to other shareholders to assist them in achieving certain Canadian tax objectives without having adverse consequences to the Company or other shareholders.

Transactions with Refinitiv

In October 2018, the Company sold a 55% interest in its former Financial & Risk business to private equity funds affiliated with Blackstone for approximately $17 billion and retained a 45% interest in the new company, which is now known as Refinitiv.

As part of the transaction, Reuters News and Refinitiv entered into an agreement pursuant to which Reuters News will supply news and editorial content to the Refinitiv partnership for a minimum of $325 million per year through October 1, 2048. For the year ended December 31, 2019, the Company recorded $336 million of revenues under this agreement (2018 – $81 million). For the duration of the agreement, Refinitiv may also license the “Reuters” mark to brand its products and services, subject to certain contractual restrictions. For the year ended December 31, 2019, the Company recorded $23 million of income in “Other operating gains, net” within the consolidated income statement under this license (2018 – $6 million).

Additionally, the Company and Refinitiv sell products and services to each other in the normal course of business. These transactions are not significant to the Company’s results of operations or financial condition either individually or in the aggregate.

To facilitate the separation, the Company and Refinitiv agreed to provide certain operational services to each other, including technology and administrative services, for a specified multi-year period. Additionally, the Company and Refinitiv extended property leases to each other. For the years ended December 31, 2019 and 2018, the Company recorded the following amounts as expense or contra-expense, as applicable, related to these transactions:

	Provided by Thomson Reuters to Refinitiv Contra-expense		Provided by Refinitiv to Thomson Reuters (Expense)

	Year ended December 31,		Year ended December 31,

	2019	2018	2019	2018
Transitional services	26	12	(52)	(21)
Properties leased	39	16	(34)	(14)

The Company included $79 million of minimum lease payments owed to Refinitiv under non-cancellable leases in its disclosure of minimum lease payments (see note 28). Refinitiv owes the Company minimum lease payments of $56 million under non-cancellable lease agreements (see note 28). Additionally, the Company included $15 million of purchase obligations to Refinitiv related to certain operational services, including technology and administrative services, in its disclosure of future unconditional purchase obligations (see note 31). Refinitiv has $16 million of purchase obligations to the Company for similar operational services.

Thomson Reuters Annual Report 2019

At December 31, 2019, the consolidated statement of financial position included a receivable from Refinitiv of $135 million (2018–$332 million) and a payable to Refinitiv of $102 million (2018 – $249 million) related to all transactions between the two companies.

Transactions with other associates and joint ventures

From time to time, the Company enters into transactions with its investments in other associates and joint ventures. These transactions typically involve providing or receiving services in the normal course of business.

In connection with the 2008 acquisition of Reuters, the Company assumed a lease agreement with 3XSQ Associates, an entity owned by a subsidiary of the Company and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York. On October 1, 2018, the lease was transferred to Refinitiv as part of the sale of the Company’s 55% interest in its Financial & Risk business. The lease provided the Company with approximately 690,000 square feet of office space. The Company retained its investment in 3XSQ Associates, which is accounted for using the equity method. Prior to the sale, the Company’s costs under this lease arrangement for rent, taxes and other expenses were $34 million in 2018.

Compensation of key management personnel

Key management personnel compensation, including directors, was as follows:

	Year ended December 31,

	2019	2018
Salaries and other benefits	60	57
Share-based payments	20	19
Total compensation	80	76

Key management personnel are comprised of the Company’s directors and executive officers.

Note 33: Subsequent Events

Debt repayments

In January 2020, the Company redeemed C$550 million principal amount of 3.309% notes due November 2021 and $139 million principal amount of 3.95% notes due September 2021 prior to their scheduled maturity for $640 million, including early redemption premiums and settlement of related cross-currency swaps. The repayments were funded with commercial paper borrowings.

2020 dividends

In February 2020, the Company announced an $0.08 per share increase in the annualized dividend to $1.52 per common share, which was approved by the Company’s board of directors. A quarterly dividend of $0.38 per share will be paid on March 18, 2020 to shareholders of record as of March 6, 2020.

Appointment of New Chief Executive Officer and Chief Financial Officer

On February 25, 2020, the Company announced that Steve Hasker was appointed President & Chief Executive Officer, replacing James C. Smith, and Mike Eastwood was appointed Chief Financial Officer, replacing Stephane Bello. These appointments and organizational changes are effective on March 15, 2020. Effective March 15, 2020, Mr. Smith will be Chairman of the Thomson Reuters Foundation and will provide transitional support to Mr. Hasker into 2021. Mr. Bello will be Vice Chairman and President, Enterprise Centre, on March 15, 2020 and will also provide transitional support to Mr. Eastwood into 2021. On March 15, 2020, Mr. Hasker will also become a member of the Company’s board of directors and Mr. Smith will step down as a director. Please see the “Executive Officers and Directors” section of this annual report for additional information about Mr. Hasker and Mr. Eastwood.

Thomson Reuters Annual Report 2019

Executive Officers and Directors

Executive Officers

On February 25, 2020, we announced that Steve Hasker was appointed President & Chief Executive Officer, replacing James C. Smith, and Mike Eastwood was appointed Chief Financial Officer, replacing Stephane Bello. These appointments and organizational changes are effective on March 15, 2020. The following individuals are our executive officers as of March 15, 2020.

Name	Age	Title

Steve Hasker	50	President & Chief Executive Officer

Michael Eastwood	53	Chief Financial Officer

Stephane Bello	59	Vice Chairman and President, Enterprise Centre

Neil Masterson	51	Chief Operating Officer, Operations & Enablement

Brian Peccarelli	59	Chief Operating Officer, Customer Markets

Anthony Kinnear	54	President, Legal Professionals

Charlotte Rushton	50	President, Tax & Accounting Professionals

Michael Friedenberg	53	President, Reuters News

Mary Alice Vuicic	52	Chief People Officer
Thomas Kim	49	Chief Legal Officer & Company Secretary

Steve Hasker will be President and Chief Executive Officer and a director of our company effective on March 15, 2020. Prior to joining Thomson Reuters in February 2020, he was Senior Adviser to TPG Capital, a private equity firm, from August 2019 to February 2020. Prior to that, he was Chief Executive Officer of CAA Global, a TPG Capital portfolio company, from January 2018 to August 2019. Mr. Hasker served as Global President and Chief Operating Officer of Nielsen Holdings PLC from December 2015 to December 2017 and prior to that served as Nielsen’s President, Global Products from November 2009 to January 2014. Mr. Hasker spent more than a decade with McKinsey & Company as a partner in the Global Media, Entertainment and Information practice from 1998 to 2009. Before joining McKinsey, Mr. Hasker spent five years in several financial roles in the United States, Russia and Australia. Mr. Hasker has an undergraduate economics degree from the University of Melbourne and received an MBA and master’s in international affairs from Columbia University. Mr. Hasker is also a non-executive director of Appen Limited. He is a member of the Australia and New Zealand Institute of Chartered Accountants. Mr. Hasker currently resides in New York, New York, United States and plans to relocate to Toronto, Ontario, Canada.

Michael Eastwood will be Chief Financial Officer of Thomson Reuters effective on March 15, 2020. Mr. Eastwood joined Thomson in 1998 and has had several senior finance roles. Mr. Eastwood has been Senior Vice President and Head of Corporate Finance since January 2016. Prior to that, he was Chief Operations Officer for Thomson Reuters Latin America from April 2014 to December 2015. Mr. Eastwood was also previously Chief Financial Officer of the company’s former Intellectual Property & Science business (which was sold in 2016). Mr. Eastwood received an MBA from the University of North Carolina. Mr. Eastwood resides in Toronto, Ontario, Canada.

Stephane Bello will be Vice Chairman and President, Enterprise Centre, on March 15, 2020. Mr. Bello will also provide transitional support to Mr. Eastwood into 2021. Mr. Bello has been Chief Financial Officer since January 2012. Prior to that, Mr. Bello was Chief Financial Officer of Thomson Reuters Professional division from April 2008 to December 2011. Mr. Bello joined Thomson in 2001 and was Senior Vice President and Treasurer until April 2008. Prior to joining Thomson, Mr. Bello held several positions at General Motors. Mr. Bello currently resides in Toronto, Ontario, Canada and plans to relocate to Switzerland as part of an expatriate assignment for his new role.

Thomson Reuters Annual Report 2019

Neil Masterson has been Chief Operating Officer, Operations & Enablement since June 2018. Prior to June 2018, Mr. Masterson was Executive Vice President & Chief Transformation Officer for five years and also led the former Enterprise Technology & Operations organization for two years. Mr. Masterson joined Thomson in 2002 and has held a number of key leadership positions within the organization, including Managing Director of the Investor segment of Financial & Risk and Vice President, Treasury and Corporate Planning for Thomson Reuters. Prior to joining Thomson, Mr. Masterson spent two years at Reuters as Senior Vice President of Business Development. Mr. Masterson resides in New York, New York, United States.

Brian Peccarelli has been Chief Operating Officer, Customer Markets since June 2018. Prior to June 2018, Mr. Peccarelli was President of the Tax & Accounting business for seven years. Prior to February 2011, Mr. Peccarelli was President of Workflow & Service Solutions within the Tax & Accounting business for seven years. Mr. Peccarelli joined Thomson in 1984 and has held a number of other key leadership positions within the organization, including Vice President of the Corporate Services Market and General Manager for RIA Compliance. He is also a certified public accountant and a lawyer. Mr. Peccarelli resides in Plano, Texas, United States.

Tony Kinnear has been President, Legal Professionals since October 2019. Prior to that, Mr. Kinnear managed Thomson Reuters’ Asia & Emerging Markets region from June 2018 to September 2019. From January 2013 to May 2018, he was Managing Director, ASEAN & North Asia. Prior to that, he held a number of other key leadership positions within the organization including Senior Vice President, Asia, Head of Business Development, Global Growth & Operations and Chief Executive Officer, Legal & Tax, Australia and New Zealand. Prior to joining Thomson in 2005, Mr. Kinnear held Chief Executive Officer positions with Seeing Machines Ltd., Softlaw Corporation Ltd. and LexisNexis (Asia-Pacific), a division of RELX Group. Before that, he was a lawyer at Mallesons Stephen Jaques in Sydney, Australia undertaking legal research, business development and supporting firm operations. Mr. Kinnear resides in St. Paul, Minnesota, United States.

Charlotte Rushton has been President, Tax & Accounting Professionals since June 2018. Prior to that, Ms. Rushton was Managing Director, US Law Firms, Legal from September 2014 through June 2018. From October 2012 through September 2014, Ms. Rushton led the Tax & Accounting business operations serving corporations and accounting firms across Asia Pacific and Europe. Prior to joining Thomson Reuters in May 2007, she was a partner and leader of the business strategy capability for Computer Sciences Corporation. Ms. Rushton resides in Plano, Texas, United States.

Michael Friedenberg has been President, Reuters News since December 2018. Previously, Mr. Friedenberg served as global Chief Executive Officer of IDG Communications, a media, data and services firm, from November 2013 to October 2017. Before that, Mr. Friedenberg held senior executive positions with IDG Communications US and IDG Enterprise from November 2009 to November 2013. Mr. Friedenberg also held senior executive positions from CXO Media and CXO Media & Network World from June 2005 to November 2009. Mr. Friedenberg resides in Blue Bell, Pennsylvania, United States.

Mary Alice Vuicic has been Chief People Officer since November 2017. Previously, Ms. Vuicic served as the Global Chief Human Resources Officer for L Brands, a portfolio of retail brands, from October 2015 to October 2017. Before that, Ms. Vuicic was Executive Vice President, Human Resources & Labour Relations at Loblaw Companies Ltd. from March 2014 to May 2015 and she was Chief Administrative Officer & Executive Vice President at Shoppers Drug Mart from January 2007 to March 2014 prior to its acquisition by Loblaw Companies Ltd. Ms. Vuicic has also held senior executive roles at Walmart Canada and Chapters/Indigo. Ms. Vuicic is also a director of the Business Development Bank of Canada where she chairs the Human Resources Committee. Ms. Vuicic resides in Toronto, Ontario, Canada.

Thomson Reuters Annual Report 2019

Tom Kim has been Chief Legal Officer & Company Secretary since August 2019. From January 2019 to August 2019, he was General Manager, Global Separation Execution, leading the overall separation of Refinitiv from Thomson Reuters. From January 2017 to December 2018, he was Managing Director of Thomson Reuters’ businesses in China. From April 2014 to December 2016, he was Thomson Reuters’ Chief Compliance Officer and General Counsel, Global Growth & Operations. He has also held several other legal executive roles within the organization, including as a business unit general counsel. Before joining Reuters in 1999, Mr. Kim practiced law at Baker & McKenzie and Hancock, Rothert & Bunshoft (now Duane Morris) in San Francisco. Mr. Kim resides in New York, New York, United States.

James C. Smith, 60, remains our President and Chief Executive Officer until March 15, 2020. Effective March 15, 2020, Mr. Smith will be Chairman of the Thomson Reuters Foundation and will provide transitional support to Mr. Hasker into 2021. Mr. Smith will not be considered an executive officer in his new role.

Jim Smith will be Chairman of the Thomson Reuters Foundation on March 15, 2020. He has been President & Chief Executive Officer and a director of our company since January 2012. Mr. Smith was Chief Operating Officer of Thomson Reuters from September 2011 to December 2011 and Chief Executive Officer of Thomson Reuters Professional division from April 2008 to September 2011. Prior to the acquisition of Reuters by Thomson in April 2008, he served as Chief Operating Officer of Thomson and as President and Chief Executive Officer of Thomson Learning’s Academic and Reference Group. Mr. Smith joined the Thomson Newspaper Group in 1987. He held several staff and operating positions, culminating in his role as head of operations for Thomson Newspapers in the U.S. With the sale of the Thomson Newspaper Group in 2000, he joined Thomson in 2001 as Executive Vice President. He began his career as a journalist and held several editorial and general management positions prior to joining Thomson. He is also a director of Pfizer, Inc. Mr. Smith resides in Toronto, Ontario, Canada as part of an expatriate assignment.

Thomson Reuters Annual Report 2019

Directors

The names, municipalities and countries of residence, offices and principal occupations of our directors as of March 15, 2020 are shown below. Each director has been a director since the year indicated below. All of our directors have been engaged for more than five years in their present principal occupations or in other capacities within Thomson Reuters, except where noted below. Each director will continue to hold office until the next annual meeting of our shareholders (scheduled to be held on June 3, 2020) or until the director resigns or a successor is elected or appointed.

Each of our directors was elected at our 2019 annual meeting of shareholders except for Kim M. Rivera, who was appointed on November 7, 2019, Kirk E. Arnold, who was appointed on January 15, 2020, Kirk Koenigsbauer, who was appointed on March 4, 2020, and Steve Hasker, who will join our board on March 15, 2020. James C. Smith remains our President and Chief Executive Officer and a director until March 15, 2020, as he is stepping down from the board in connection with Mr. Hasker’s appointment as our new President and Chief Executive Officer. Due to professional commitments to other organizations, Sheila C. Bair and Kristin Peck have decided not to stand for re-election to the Thomson Reuters board when their current term expires at the 2020 annual meeting of shareholders.

		Committee Memberships

Name	Age	Audit	Corporate Governance	Human Resources	Risk	Director Since

David Thomson, Chairman	62					1988

Steve Hasker	50					2020

Kirk E. Arnold	60	•		•		2020

Sheila C. Bair	65	•			Chair	2014

David W. Binet, Deputy Chairman	62		•	•	•	2013

W. Edmund Clark, C.M.	72		•	Chair		2015

Michael E. Daniels	65	•	Chair	•	•	2014

Kirk Koenigsbauer	52	•			•	2020

Vance K. Opperman, Lead Independent Director	77	•	•	•	•	1996

Kristin C. Peck	48		•	•		2016

Kim M. Rivera	51	•				2019

Barry Salzberg	66	Chair	•		•	2015

Peter J. Thomson	54			•		1995

Wulf von Schimmelmann	73	•		•		2011

David Thomson is Chairman of Thomson Reuters. He is also a Chairman of Woodbridge, the Thomson family investment company, and Chairman of The Globe and Mail Inc., a Canadian media company. Mr. Thomson is an active private investor with a focus on real estate and serves on the boards of several private companies. Mr. Thomson has a MA from Cambridge University. Mr. Thomson resides in Toronto, Ontario, Canada.

Thomson Reuters Annual Report 2019

Steve Hasker will be President and Chief Executive Officer and a director of our company effective on March 15, 2020. Prior to joining Thomson Reuters in February 2020, he was Senior Adviser to TPG Capital, a private equity firm, from August 2019 to February 2020. Prior to that, he was Chief Executive Officer of CAA Global, a TPG Capital portfolio company, from January 2018 to August 2019. Mr. Hasker served as Global President and Chief Operating Officer of Nielsen Holdings PLC from December 2015 to December 2017 and prior to that served as Nielsen’s President, Global Products from November 2009 to January 2014. Mr. Hasker spent more than a decade with McKinsey & Company as a partner in the Global Media, Entertainment and Information practice from 1998 to 2009. Before joining McKinsey, Mr. Hasker spent five years in several financial roles in the United States, Russia and Australia. Mr. Hasker has an undergraduate economics degree from the University of Melbourne and received an MBA and master’s in international affairs from Columbia University. Mr. Hasker is also a non-executive director of Appen Limited. He is a member of the Australia and New Zealand Institute of Chartered Accountants. Mr. Hasker currently resides in New York, New York, United States and plans to relocate to Toronto, Ontario, Canada.

Kirk E. Arnold has been Executive-in-Residence at General Catalyst Ventures since 2018, where she works with management teams to help scale and drive growth by providing mentorship, operational and strategic support. She was previously Chief Executive Officer of Data Intensity, LLC, a cloud-based data, applications and analytics managed service provider, from 2013 to 2017. Prior to that, Ms. Arnold was Chief Operating Officer of Avida, a technology provider in the media industry, and Chief Executive Officer and President of Keane, Inc., then a publicly traded global services provider. She has also held senior leadership roles at Computer Sciences Corp., Fidelity Investments and IBM. In addition, she was founder and Chief Executive Officer of NerveWire, a management consulting and systems integration provider. Ms. Arnold serves on the boards of several private companies. In addition, she is a Senior Lecturer at MIT Sloan School of Management and an advisor to the Center for MIT Entrepreneurship. She has a bachelor’s degree from Dartmouth College. Ms. Arnold lives in Charlestown, Massachusetts, United States.

Sheila C. Bair is a corporate director. Ms. Bair was President of Washington College from August 2015 to June 2017. Prior to that, she was Senior Advisor to The Pew Charitable Trusts for four years. Ms. Bair was also a Senior Advisor to DLA Piper, an international law firm. Ms. Bair was the Chair of the Federal Deposit Insurance Corporation from June 2006 to July 2011. From 2002 to 2006, she was the Dean’s Professor of Financial Regulatory Policy for the Isenberg School of Management at the University of Massachusetts-Amherst. She also served as Assistant Secretary for Financial Institutions at the U.S. Department of the Treasury from 2001 to 2002, Senior Vice President for Government Relations of the New York Stock Exchange from 1995 to 2000 and Commissioner of the Commodity Futures Trading Commission from 1991 to 1995. Ms. Bair is also a director of Host Hotels & Resorts, Inc., Industrial and Commercial Bank of China Ltd., Bunge Ltd. and the Federal National Mortgage Association. Ms. Bair has a bachelor’s degree and law degree from the University of Kansas. Ms. Bair resides in Kennedyville, Maryland, United States.

David W. Binet is Deputy Chairman of Thomson Reuters. He is also President and Chief Executive Officer and a director of Woodbridge, the Thomson family investment company. Prior to 2013, he held a number of senior positions at Woodbridge between 1999 and 2012, including Chief Operating Officer. Mr. Binet is a director of The Globe and Mail Inc., a Canadian media company and of a number of other companies in which Woodbridge is invested. Mr. Binet is also Chairman of the Thomson Reuters Foundation. Prior to joining Woodbridge in 1999, he was a partner at a major law firm. Mr. Binet has a law degree from McGill University, a BA from Queen’s University and a graduate degree in journalism from Northwestern University. Mr. Binet resides in Toronto, Ontario, Canada.

W. Edmund Clark, C.M. is a corporate director. Mr. Clark served as Group President and Chief Executive Officer of TD Bank Group from 2002 until his retirement in 2014. Mr. Clark was inducted as a Companion of the Canadian Order of the Business Hall of Fame in 2016. In 2014, Mr. Clark was elected to the Board of Trustees of the Brookings Institute. He is also Chair of the Vector Institute for Artificial Intelligence. Mr. Clark has a BA from the University of Toronto, and an MA and Doctorate in Economics from Harvard University. He has also received honorary degrees from Mount Allison University, Queen’s University, Western University and the University of Toronto. In 2010, he was made an Officer of the Order of Canada, one of the country’s highest distinctions. Mr. Clark resides in Toronto, Ontario, Canada.

Thomson Reuters Annual Report 2019

Michael E. Daniels is a corporate director. In 2013, Mr. Daniels retired as Senior Vice President and Group Executive IBM Services after 36 years with the company where he directed IBM’s consulting, systems integration, application management, cloud computing and outsourcing services around the globe. Mr. Daniels also held a number of senior leadership positions in his career at IBM, including General Manager of Sales and Distribution Operations of the Americas as well as leading Global Services in the Asia Pacific region. He is also a director of SS&C Technologies Holdings, Inc. and Johnson Controls International plc. Mr. Daniels has a bachelor’s degree in political science from Holy Cross College. Mr. Daniels resides in Hilton Head, South Carolina, United States.

Kirk Koenigsbauer has been Chief Operating Officer & Corporate Vice President, Experiences and Devices Group at Microsoft Corporation since February 2020. From December 2016 to February 2020, he was Corporate Vice President, Microsoft 365 and from July 2012 to November 2016, he was Corporate Vice President, Office Apps Engineering, at Microsoft. Prior to that, he was Corporate Vice President, Office Product Management at Microsoft from June 2002 to July 2012. Mr. Koenigsbauer worked at Amazon.com from 1998 to 2001 where he held the roles of General Manager, Software & Video Games Stores and Director of Product Management, Auctions. Mr. Koenigsbauer also worked at Microsoft from 1992 to 1998 and as a consultant at Accenture from 1989 to 1991. Mr. Koenigsbauer has a bachelor’s degree from Colby College. Mr. Koenigsbauer resides in Seattle, Washington, United States.

Vance K. Opperman is Lead Independent Director of Thomson Reuters. He is also President and Chief Executive Officer of Key Investment, Inc., a private investment company involved in publishing and other activities. Previously, Mr. Opperman was President of West Publishing Company, an information provider of legal and business research which is now owned by Thomson Reuters. He serves as Lead Independent Director of TCF Financial Corporation. He also serves on the board of several educational and not-for-profit organizations. He has a law degree from the University of Minnesota and practiced law for many years. Mr. Opperman resides in Minneapolis, Minnesota, United States.

Kristin C. Peck has been Chief Executive Officer of Zoetis, a NYSE-listed global leader in the discovery, development, manufacture and commercialization of animal health medicines and vaccines that was spun off by Pfizer, since January 2020. She is also a member of the board of directors of Zoetis. From March 2018 to December 2019, she was Executive Vice President and Group President, U.S. Operations, Business Development and Strategy at Zoetis. From May 2015 to February 2018, she was Executive Vice President and President, U.S. Operations. From October 2012 through April 2015, she served as Executive Vice President and Group President of Zoetis. Ms. Peck joined Pfizer in 2004 and held various positions, including Executive Vice President, Worldwide Business Development and Innovation; Senior Vice President, Worldwide Business Development, Strategy and Innovation; Vice President, Strategic Planning; Chief of Staff to the Vice Chairman; and Senior Director, Strategic Planning. She also served as a member of Pfizer’s Executive Leadership Team. Prior to joining Pfizer, Ms. Peck was a Principal at Boston Consulting Group. She holds a bachelor’s degree from Georgetown University and a Master of Business Administration from Columbia Business School. Ms. Peck resides in Greenwich, Connecticut, United States.
Kim M. Rivera has been President, Strategy and Business Management and Chief Legal Officer at HP Inc. since January 2019. As President, Strategy and Business Management, she leads corporate strategy and development, customer support, indirect procurement, real estate and workplace functions. In addition, Ms. Rivera manages HP Inc.’s worldwide legal organization, including all aspects of legal and governmental affairs, brand security, compliance and ethics. She served as Chief Legal Officer and General Counsel of HP Inc. from November 2015 to January 2019. Prior to joining HP Inc., Ms. Rivera was the Chief Legal Officer and Corporate Secretary for DaVita HealthCare Partners where she was employed from 2010 to 2015. Prior to that, she served as the Chief Compliance Officer and Head of International Legal Services at The Clorox Company; Chief Litigation Counsel for Rockwell Automation, as well as General Counsel for its Automation Controls and Information Group. She has a bachelor’s degree from Duke University and a Juris Doctor degree from Harvard Law School. Ms. Rivera resides in Woodside, California.

Barry Salzberg is a corporate director. Mr. Salzberg served as the Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited from 2011 until his retirement in May 2015. He joined Deloitte in 1977 and his roles included Chief Executive Officer and Managing Partner of the firm’s U.S. operations. Mr. Salzberg is Chairman of the Board of Directors of 10EQS and has previously served as a board member of New Profit, Inc. and previously served as Chairman of the United Way Worldwide, Chairman of the Board of College Summit and Chairman of the Board of the YMCA of Greater New York. From July 2015 until June 2018, he was a Professor at Columbia Business School. He has a BS in Accounting from Brooklyn College, a JD from Brooklyn Law School, and an LLM in Taxation from the New York University School of Law. Mr. Salzberg resides in New York, New York, United States.

Thomson Reuters Annual Report 2019

Peter J. Thomson is a Chairman of Woodbridge, the Thomson family investment company. Mr. Thomson is an active private equity investor and serves on the boards of several private companies. He has a BA from the University of Western Ontario. Mr. Thomson resides in Toronto, Ontario, Canada.

Wulf von Schimmelmann is a corporate director. Mr. von Schimmelmann was Chief Executive Officer of Deutsche Postbank AG from 1999 to 2007, where he transformed the organization from a check processing division of Deutsche Post to one of Germany’s leading retail banks. He also serves as a member of the Supervisory Board of Maxingvest AG. Prior to his lengthy career in banking, he was a partner at McKinsey & Co., working in Switzerland, the U.S. and Germany. Mr. von Schimmelmann was also previously Chairman of the Supervisory Board of Deutsche Post DHL AG, a member of the Supervisory Board of Deutsche Teleknow and Allianz Deutschland AG, a director of Western Union Company, Accenture plc and Deutsche Post DHL AG, and Chair of BAWAG P.S.K. Mr. von Schimmelmann received a degree in economic sciences and his Ph.D. in economics from the University of Zurich. Mr. von Schimmelmann resides in Munich, Germany.

Thomson Reuters Annual Report 2019

Audit Committee

The Audit Committee comprises Barry Salzberg (Chair), Kirk E. Arnold, Sheila C. Bair, Michael E. Daniels, Kirk Koenigsbauer, Kim M. Rivera, Vance K. Opperman and Wulf von Schimmelmann. All members of the Audit Committee are financially literate in accordance with applicable Canadian and U.S. securities rules. Mr. Salzberg qualifies as an “audit committee financial expert” (within the meaning of applicable SEC rules) and meets applicable tests for accounting or related financial management expertise within the meaning of NYSE listing standards. Biographies for each member of our Audit Committee are included earlier in this section of the annual report.

The following is a brief summary of the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities, including any education or experience that has provided the member with an understanding of the accounting principles we use to prepare our financial statements.

Audit Committee Member	Education/Experience
Barry Salzberg (Chair)

•  Former Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited

•  Former Professor at Columbia Business School

•  Degree in accounting from Brooklyn College, a JD from Brooklyn Law School and an LLM in tax from the New York University

Kirk E. Arnold	• Former Chief Executive Officer of Data Intensity, Inc. • Former Chief Executive Officer of Keane, Inc. • Former Chief Executive Officer of NerveWire
Sheila C. Bair

•  Former Chair of the Federal Deposit Insurance Corporation (FDIC)

•  Former Dean’s Professor of Financial Regulatory Policy for the Isenberg School of Management at the University of Massachusetts-Amherst

•  Former Assistant Secretary for Financial Institutions at the U.S. Department of the Treasury

•  Former Senior Vice President for Government Relations of the New York Stock Exchange

•  Former Commissioner of the Commodity Futures Trading Commission (CFTC)

Michael E. Daniels	• Over 25 years of executive experience at IBM • Former member of Audit Committee of Johnson Controls International plc
Kirk Koenigsbauer	• Over 17 years of executive experience at Microsoft • Responsible for product planning, pricing, sales, marketing and ecosystem development for various Microsoft offerings
Kim M. Rivera	• President, Strategy and Business Management and Chief Legal Officer of HP Inc. • Supported audit committees of two publicly-traded Fortune 500 companies
Vance K. Opperman

•  Former President and COO of West Publishing Company

•  President and CEO of Key Investment, Inc.

•  Former Chair of Audit Committee of Thomson Reuters for over 15 years

•  Member of TCF Financial Corporation audit committee

•  Represented financial institutions in securities and financial regulations matters as a practicing attorney

Wulf von Schimmelmann	• Former CEO of Deutsche Postbank AG • Degree in Economic Sciences and Ph.D in Economics from the University of Zurich • Chair of Maxingvest AG audit committee

Thomson Reuters Annual Report 2019

Principal Accountant Fees and Services

The following table sets forth fees related to services rendered by PricewaterhouseCoopers LLP and its affiliates in 2019 and 2018.

(in millions of U.S. dollars)	2019	2018

Audit fees	$13.2	$18.5

Audit-related fees	1.4	12.9

Tax fees	4.7	3.8

All other fees	0.1	0.1

Total	$19.4	$35.3

The following are descriptions of fees for services rendered by PricewaterhouseCoopers LLP in 2019 and 2018.

Audit Fees

These audit fees were for professional services rendered for the audits of consolidated financial statements, reviews of interim financial statements included in periodic reports, audits related to internal control over financial reporting, statutory audits and services that generally only the independent auditor can reasonably provide, such as comfort letters and consents. These services included French translations of our financial statements, MD&A and financial information included in our interim and annual filings and prospectuses and other offering documents.

Audit-related Fees

These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under the “audit fees” category above. These services included subsidiary carve-out audits (including for the sale of a majority stake in our F&R business in 2018), transaction due diligence, SSAE 16 engagements, licensing of technical research material, audits of various employee benefit plans and agreed-upon procedures principally related to executive compensation reporting in the management proxy circular.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate and expatriate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance, and restructurings, mergers and acquisitions.

All Other Fees

Fees disclosed in the tables above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above. These services include independent IT process reviews.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided to our company by the independent auditors.

•	The policy gives detailed guidance to management as to the specific types of services that have been pre-approved by the Audit Committee.

•	The policy requires the Audit Committee’s specific pre-approval of all other permitted types of services that have not already been pre-approved.

Thomson Reuters Annual Report 2019

•

The Audit Committee’s charter allows the Audit Committee to delegate to one or more members the authority to evaluate and approve engagements in the event that the need arises for approval between Audit Committee meetings. Pursuant to this charter provision, the Audit Committee has delegated this authority to its Chair. If the Chair approves any such engagements, he must report his approval decisions to the full Audit Committee at its next meeting.

•

For the year ended December 31, 2019, none of the fees of Thomson Reuters described above made use of the de minimis exception to pre-approval provisions as provided for by Rule 2-01(c)(7)(i)(C) of SEC Regulation S-X and Section 2.4 of the Canadian Securities Administrators’ Multilateral Instrument 52-110 (Audit Committees).

Controlled Company

Our company is a “controlled company” as a result of Woodbridge’s ownership.

The NYSE corporate governance listing standards require a listed company to have, among other things, solely independent directors on its compensation committee and nominating/corporate governance committee. A “controlled company” (as defined by the NYSE) is a company of which more than 50% of the voting power is held by an individual, group or another company and is exempt from these requirements.

Supplemental guidelines issued by the Canadian Coalition for Good Governance (CCGG) address controlled companies. A “controlled company” (as defined by CCGG) includes corporations with a controlling shareholder who controls a sufficient number of shares to be able to elect the board of directors or to direct the management or policies of the corporation.

While a majority of members of each of the Corporate Governance Committee and the HR Committee of our company are independent, the board believes it is appropriate for Messrs. Binet, Clark and P. Thomson, who are not considered to be independent under applicable rules because of their affiliation with Woodbridge, to serve on these committees and has approved our reliance on the NYSE’s controlled company exemption to do so. CCGG has stated that it believes it is appropriate for directors who are related to the controlling shareholder to sit on these committees to bring the knowledge and perspective of the controlling shareholder to executive compensation, appointments and board nominations.

No directors affiliated with Woodbridge serve on our Audit Committee, which is required to have solely independent directors.

Independent Directors

A majority of the board is independent. Under the corporate governance guidelines adopted by the board, a director is not considered independent unless the board affirmatively determines that the director has no “material relationship” with Thomson Reuters. In determining the independence of directors, the board considers all relevant facts and circumstances. In March 2020, the board conducted its annual assessment of the independence of each of its members and determined that nine of the 14 directors (approximately 64%) who will be serving on the board as of March 15, 2020 are independent. In determining independence, the board examined and relied on the applicable definitions of “independent” in the NYSE listing standards and Canadian Securities Administrators’ National Instrument 58-101. The board also reviewed the results of questionnaires completed by directors.

In order for the board to function independently from management:

•	The roles and responsibilities of the Chairman (David Thomson) and the CEO are separate;

•	We have a Lead Independent Director (Vance K. Opperman); and

•

The Audit Committee is comprised entirely of independent directors (as required by applicable law) and the Corporate Governance Committee, Human Resources Committee and Risk Committee each have a majority of independent directors.

Thomson Reuters Annual Report 2019

Director Independence

Name of Director	Management	Independent	Not Independent	Reason for Non-Independence

David Thomson			✓	A Chairman of Woodbridge

Steve Hasker	✓		✓	President & Chief Executive Officer of Thomson Reuters (effective March 15, 2020)

Kirk E. Arnold		✓

Sheila C. Bair		✓

David W. Binet			✓	President of Woodbridge

W. Edmund Clark, C.M.			✓	Advisor to the trustee of the 2003 TIL Settlement and Woodbridge

Michael E. Daniels		✓

Kirk Koenigsbauer		✓

Vance K. Opperman		✓

Kristin C. Peck		✓

Kim M. Rivera		✓

Barry Salzberg		✓

Peter J. Thomson			✓	A Chairman of Woodbridge

Wulf von Schimmelmann		✓

Total	1	9	5

None of Messrs. D. Thomson, Binet or P. Thomson is a member of Thomson Reuters executive management team. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders.

In determining the independence of directors, the board also considers that in the normal course of business, we provide services to, and receive services from, companies with which some of the independent directors are affiliated. Based on the specific facts and circumstances, the board determined that these relationships were immaterial.

Presiding Directors at Meetings of Non-Management and Independent Directors

Our board begins each in-person meeting with an “in-camera” session with the CEO, but no other members of management. This is intended to give the CEO an opportunity to discuss his objectives for the day’s meeting, and for directors to express preliminary observations based on their prior review of meeting materials. This permits a more effective use of time in the board meeting. A similar session is typically held with the CEO at the end of the meeting, followed by a meeting of the board without the CEO or other members of management present. Board committees also utilize “in-camera” meetings for discussions without the CEO or members of management present.

As part of each regularly scheduled board meeting, our independent directors meet as a group without the CEO and without the directors affiliated with Woodbridge. These meetings are chaired by the Lead Independent Director. The Lead Independent Director develops the agenda for these meetings, although discussion has not been limited to it. The agenda generally addresses any issues that might be specific to a public corporation with a controlling shareholder. The Lead Independent Director reports to the Chairman, Deputy Chairman and the CEO on the substance of these meetings to the extent that action is appropriate or required. Five meetings of the independent directors took place in 2019 which were presided over by Mr. Opperman.

Thomson Reuters Annual Report 2019

Code of Business Conduct and Ethics

Our Code of Business Conduct and Ethics (Code), applies to our employees, directors and officers, including our CEO, CFO and Controller. Our employees, directors and officers are required to submit an acknowledgment that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. In an effort to promote further a culture of ethical business conduct throughout Thomson Reuters, we have instituted a mandatory online training course related to the Code. The Corporate Governance Committee receives an annual report regarding the Code from the Chief Legal Officer.

In 2019 and through the date of this annual report, no material violations by our directors or executive officers were reported for the Code. Also, no waivers under the Code were sought by or granted to any of our directors or executive officers.

Additional Disclosures

Additional information regarding the members of our board of directors, including our corporate governance and compensation practices, will be provided in our management proxy circular, which is being prepared in connection with our upcoming annual meeting of shareholders to be held on June 3, 2020. Each board committee has a written charter which is publicly available at www.thomsonreuters.com. The Audit Committee’s charter has been filed on SEDAR and EDGAR and is incorporated by reference in, and forms a part of, this annual report.

As of March 4, 2020, our executive officers and directors as a group beneficially owned, directly or indirectly, or exercised control or direction over, less than 1% of our outstanding common shares, based on the issued and outstanding shares of our company as of that date. David Thomson and Peter Thomson are the Chairmen, and David Binet is the President, of Woodbridge, our controlling shareholder. As of March 4, 2020, Woodbridge beneficially owned approximately 66% of our common shares. David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge.

Thomson Reuters Annual Report 2019

Additional Information

Thomson Reuters Corporation was incorporated under the Business Corporations Act (Ontario) by articles of incorporation dated December 28, 1977. Our company amalgamated with one of its wholly owned subsidiaries on March 10, 2010. On October 1, 2018, articles of amendment were filed to make certain amendments to our articles of amalgamation related to the Trust Principles and the consent rights of the Thomson Reuters Founders Share Company. Our registered office and principal executive office is located at 333 Bay Street, Suite 300, Toronto, Ontario M5H 2R2, Canada. Prior to April 17, 2008, Thomson Reuters Corporation was known as The Thomson Corporation.

Description of Capital Structure

As of March 4, 2020:

•	our authorized share capital consisted of an unlimited number of common shares, an unlimited number of preference shares, issuable in series, and a Thomson Reuters Founders Share; and

•	we had outstanding 495,101,048 common shares, 6,000,000 Series II preference shares and one Thomson Reuters Founders Share.

Common Shares

Each common share entitles its holder to receive notice of, to attend and to vote at all meetings of our shareholders (except for meetings of holders of a particular class or series of shares other than the common shares required by applicable laws to be held as a separate class or series meeting). Each common share also entitles its holder to receive dividends when declared by our board of directors, subject to the rights of holders of the preference shares. All dividends declared by our board of directors are paid equally on all common shares. Holders of common shares will participate equally in any distribution of our assets upon liquidation, dissolution or winding-up, subject to the rights of the holders of the preference shares. There are no preemptive, redemption, purchase or conversion rights attaching to our common shares.

We have also issued Depositary Interests (DIs) as an alternative way to hold our common shares. DIs are designed to facilitate the transfer and settlement of our shares in the U.K. when they are traded in the secondary market. Each DI represents one common share. The holder of DIs has beneficial ownership of the underlying common shares. The administrator of our DI program holds legal title to the common shares and holds the shares on behalf of and for the benefit of the DI holder. Holders of DIs have the same voting rights and receive the same dividends as other common shareholders.

Preference Shares

Our preference shares may be issued in one or more series as determined by our board of directors. Our board of directors is authorized to fix the number, the consideration per share and the rights and restrictions of the preference shares of each series. The preference shares of each series are to rank on a parity with the preference shares of each other series with respect to the payments of dividends and the return of capital on our liquidation, dissolution or winding-up. The preference shares are entitled to preference over the common shares and any other shares ranking junior to the preference shares with respect to the payment of dividends and the return of capital. The special rights and restrictions attaching to the preference shares as a class may not be amended without approval of at least two-thirds of the votes cast at a meeting of the holders of preference shares. The holders of preference shares are not entitled to any voting rights except as provided by our board of directors when authorizing a series or as provided by law. Our Series II preference shares are non-voting and are redeemable at our option for C$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of the shares.

Thomson Reuters Annual Report 2019

Thomson Reuters Founders Share

Our company has issued a Thomson Reuters Founders Share to the Thomson Reuters Founders Share Company, which enables the Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles and to thwart those whose holdings of Thomson Reuters voting shares threaten the Thomson Reuters Trust Principles.

The Founders Share entitles the Thomson Reuters Founders Share Company to vote in circumstances where an acquiring person, other than an approved person or an entity within Thomson Reuters, has become or becomes “interested” in, or the beneficial owner of, 15% or more of the outstanding voting shares of Thomson Reuters or has obtained or is attempting to obtain the ability to control the exercise of, or beneficial ownership of, 30% or more of the outstanding voting shares of Thomson Reuters. In general, votes cast by the Thomson Reuters Founders Share Company, alone or in combination with votes cast by approved persons, will be sufficient either to negate the voting power of the acquiring person or to constitute the requisite majority voting power. The rights attaching to the Founders Shares may not be varied or abrogated in any respect without the prior written consent of the Thomson Reuters Founders Share Company. In addition, without the prior written consent of the Thomson Reuters Founders Share Company, we may not take certain fundamental corporate actions, including certain changes to our share capital, remove or amend provisions in our organizational documents relating to the Thomson Reuters Founders Share Company and the Founders Share, or effect a sale (or similar transactions) of Reuters News to an unrelated third party or to effect or permit material acquisitions by, or material dispositions from, Reuters News. For a discussion of the Thomson Reuters Trust Principles, the Thomson Reuters Founders Share Company and proposed amendments to the Thomson Reuters Trust Principles arrangements, see the “Material Contracts” section below.

Market for Securities

Listings and Index Participation

Our common shares are listed in Canadian dollars on the TSX and in U.S. dollars on the NYSE under the symbol “TRI” and our Series II preference shares are listed in Canadian dollars on the TSX under the symbol “TRI.PR.B”. Our company is included in the S&P/TSX series of indices.

Share Prices

The following table provides information regarding the price history of our common shares and Series II preference shares for the periods indicated.

	Common Shares (C$)				Common Shares (US$)				Series II Preference Shares (C$)
	High	Low	Closing	Trading volume	High	Low	Closing	Trading volume	High	Low	Closing	Trading volume
2019
January	69.11	62.92	68.71	13,471,345	52.57	46.84	52.34	11,571,105	14.78	13.42	13.99	145,613
February	73.39	68.39	71.56	9,287,143	55.46	52.14	54.41	10,685,126	14.23	13.90	14.00	170,893
March	79.72	71.67	79.07	12,321,739	59.38	53.73	59.20	12,535,175	14.00	12.66	12.70	104,278
April	82.93	77.74	82.79	8,596,339	61.89	58.24	61.84	8,922,866	14.05	12.91	13.30	29,058
May	88.47	82.02	85.90	13,267,592	65.66	60.85	63.69	9,906,442	13.40	12.24	12.25	50,149
June	88.82	83.12	84.48	11,398,975	67.24	63.03	64.46	7,960,152	12.28	11.27	11.64	314,611
July	93.44	84.93	88.64	9,883,199	70.93	64.37	67.17	10,718,937	12.06	11.44	11.57	320,353
August	91.89	85.59	91.49	11,115,262	69.51	64.49	68.68	11,494,311	11.97	10.50	11.51	356,963
September	94.28	86.71	88.55	10,121,465	71.28	65.81	66.88	10,097,801	12.33	11.20	11.99	69,206
October	89.83	85.99	88.51	7,915,024	67.98	65.09	67.26	7,511,054	12.19	11.52	12.00	228,813
November	96.34	87.29	92.88	11,987,729	72.55	66.31	70.55	8,584,739	12.44	12.00	12.05	100,564
December	96.12	91.47	92.89	7,988,093	73.22	69.23	71.60	7,273,353	13.20	12.05	13.15	57,477
2020
January	107.71	92.79	106.39	7,803,293	81.30	71.56	80.34	10,444,952	13.94	12.49	12.55	544,882
February	109.99	98.52	99.71	10,783,533	82.50	73.26	74.48	10,138,117	12.91	11.76	11.81	146,467

Thomson Reuters Annual Report 2019

Dividends

Our company and our predecessor companies have paid dividends for over 30 years and we view dividends as a critical component of shareholder return.

Any dividends that we declare on our shares take into account all factors that our board considers relevant, including our available cash flow, financial condition and capital requirements. Our target dividend payout ratio is 50% to 60% of annual free cash flow over the long term.

Our board reviews our dividend policy each fiscal year. In January 2020, our board increased our annualized dividend rate by 8 cents to $1.52 per share (or $0.38 per share on a quarterly basis), effective with our dividend to be paid on March 18, 2020 to common shareholders of record as of March 6, 2020. The declaration of dividends by our board and the amount of those dividends is at the discretion of the board.

The following graph shows our annualized dividends per common share for the periods indicated.

The following table provides information regarding the default currencies for our dividend payments, as well as other currency options that were available to our shareholders as of March 4, 2020.

	Dividend Currency (Default)	Dividend Currency (For Electing Holders)
Common shares	U.S. dollars	Canadian dollars British pounds sterling
DIs (representing common shares)	British pounds sterling	U.S. dollars Canadian dollars
Series II preference shares	Canadian dollars	N/A

We also have a dividend reinvestment plan which allows eligible holders of our common shares to elect to have their cash dividends reinvested in additional shares.

Additional information regarding currency elections for our dividends as well as our dividend reinvestment plan is provided in the Investor Relations section of our website under “Stock Info – Dividend Timetable”.

We pay dividends on our Series II preference shares quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of these shares.

Thomson Reuters Annual Report 2019

The table below sets forth the dividends declared on our common shares and Series II preference shares in the last three years and the first quarter of 2020.

	Common Shares (US$)	Series II Preference Shares (C$)
2017
Q1	$0.345000	C$	0.116507
Q2	$0.345000	C$	0.117801
Q3	$0.345000	C$	0.129682
Q4	$0.345000	C$	0.141151
2018
Q1	$0.345000	C$	0.146281
Q2	$0.345000	C$	0.150524
Q3	$0.345000	C$	0.161441
Q4	$0.350000	C$	0.170704
2019
Q1	$0.360000	C$	0.170445
Q2	$0.360000	C$	0.172339
Q3	$0.360000	C$	0.174233
Q4	$0.360000	C$	0.174233
2020
Q1	$0.380000	C$	*
*The first quarter 2020 dividend on our Series II preference shares had not yet been declared by our company as of the date of this annual report.

Woodbridge

As of March 4, 2020, Woodbridge beneficially owned approximately 66% of our common shares and is the principal and controlling shareholder of Thomson Reuters.

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Woodbridge is a professionally managed company that, in addition to its controlling interest in Thomson Reuters, has other substantial investments.

Prior to his passing in 2006, Kenneth R. Thomson controlled our company through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet.

Under the estate arrangements of Kenneth R. Thomson, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of Thomson Reuters Corporation common shares by Woodbridge, the estate arrangements provide for approval of the trustee to be obtained.

Thomson Reuters Annual Report 2019

Woodbridge’s primary investment is its holding of our shares. It actively monitors our company as a controlling shareholder. In its involvement with our company, Woodbridge focuses on these matters:

•	corporate governance, including the effectiveness of our board;

•	appointment of the Chief Executive Officer and other members of senior management and related succession planning;

•	development of the long-term business strategy of Thomson Reuters and assessment of its implementation; and

•	capital strategy.

With its substantial equity investment in our company, Woodbridge considers that its interests as a Thomson Reuters shareholder are aligned with those of all other shareholders.

The Corporate Governance Committee of our board considers any transactions that may take place between our company and Woodbridge, with any committee members related to Woodbridge abstaining from voting. In addition, any transactions between Woodbridge and our company are subject to public disclosure and other requirements under applicable Canadian securities laws.

Transfer Agents and Registrars

Type of Shares	Country	Transfer Agent/Registrar	Location of Transfer Facilities
Common shares	Canada	Computershare Trust Company of Canada	Toronto; Montreal; Calgary; and Vancouver
	United States	Computershare Trust Company N.A.	Canton, Massachusetts; Jersey City, New Jersey; and College Station, Texas
	United Kingdom	Computershare Investor Services PLC	Bristol, England
Depositary interests	United Kingdom	Computershare Investor Services PLC	Bristol, England
Series II preference shares	Canada	Computershare Trust Company of Canada	Toronto

Ratings of Debt Securities

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or raise our borrowing rates.

Our long-term unsecured debt securities are rated Baa2 (negative outlook) by Moody’s, BBB (stable) by S&P, BBB (high) (stable) by DBRS and BBB+ (stable) by Fitch. These credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. Shareholders cannot be assured that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

Moody’s Investors Services (Moody’s)

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. Moody’s “Baa” rating assigned to our long-term debt instruments is the fourth highest rating of nine rating categories. Obligations rated “Baa” are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicate where the obligation ranks within its generic rating category, with 1 being the highest. Outlooks represent Moody’s assessment regarding the likely direction of the rating over the medium-term.

Thomson Reuters Annual Report 2019

Standard & Poor’s (S&P)

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. S&P’s “BBB” rating assigned to our long-term debt instruments is the fourth highest rating of 10 major rating categories. A “BBB” rating indicates that the obligor has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment. S&P uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category. Outlooks represent S&P’s assessment regarding the potential direction of the rating over the immediate term (typically six months to two years).

DBRS Limited (DBRS)

DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. DBRS’s “BBB” rating assigned to our long-term debt is the fourth highest of the 10 rating categories for long-term debt. Debt securities rated “BBB” are of adequate credit quality, and while the capacity for the payment of financial obligations is considered acceptable, it may be vulnerable to future events. A reference to “high” or “low” reflects the relative strength within the rating category. Rating Trends represent DBRS’s opinion regarding the outlook for the ratings, should present tendencies continue.

Fitch Ratings (Fitch)

Fitch’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. Fitch’s “BBB” rating assigned to our long-term debt instruments is the fourth highest rating of 10 rating categories. A “BBB” rating indicates a low expectation of default, and that while the capacity for payment of financial commitments is considered adequate, adverse business or economic conditions are more likely to impair this capacity. Fitch uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category. Outlooks represents Fitch’s assessment regarding the direction a rating is likely to move over a one to two-year period.

Material Contracts

Credit Agreement

We have a $1.8 billion credit facility which matures in December 2024 and may be used to provide liquidity for general corporate purposes (including for acquisitions and to support for our commercial paper program). We have the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.4 billion. Based on our current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 112.5 basis points. If our debt rating is downgraded by Moody’s or Standard & Poor’s, our facility fees and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs. We monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If we complete an acquisition with a purchase price of over $500 million, the ratio of net debt to EBITDA would temporarily increase to 5:0:1 for three quarters after completion, at which time the ratio would revert to 4:5:1. We were in compliance with this covenant at December 31, 2019.

Thomson Reuters Annual Report 2019

Transaction Agreement

In October 2018, we closed the sale of a 55% interest in our F&R business to private equity funds affiliated with Blackstone and retained a 45% interest in the business which is now known as Refinitiv. An affiliate of Canada Pension Plan Investment Board (CPPIB) and an affiliate of GIC invested alongside Blackstone. The following is a summary of certain provisions of the Transaction Agreement, which is qualified in its entirety by the full Transaction Agreement, a copy of which has been filed with the Canadian Securities Administrators’ SEDAR website, www.sedar.com, and in the EDGAR section of the Securities and Exchange Commission’s (SEC) website at www.sec.gov.

•

Transaction Structure. Upon the closing of the transaction, we transferred certain specified entities, assets and liabilities related to the F&R business to a holding company (Refinitiv) which is owned 45% by Thomson Reuters and indirectly owned 55% by Blackstone, CPPIB and GIC.

•

Purchase Price. We received approximately $17 billion in gross cash proceeds at closing. The purchase price was subject to customary adjustments as of closing for cash, debt and certain other debt-like items.

•

Financing. Blackstone, CPPIB and GIC provided approximately $3 billion in equity commitments to Refinitiv and Blackstone arranged for $13.5 billion in debt commitments to Refinitiv. In addition to common equity interests, Blackstone, CPPIB and GIC indirectly purchased from Refinitiv and hold 14.5% payment-in-kind preferred stock with a $1 billion stated amount.

•

Warrants. Blackstone, CPPIB and GIC on the one hand, and Thomson Reuters on the other hand, received, indirectly, warrants from Refinitiv at the closing of the transaction. Our company’s warrants will be exercisable upon an IPO or change of control of Refinitiv for up to 5% of Refinitiv’s equity if the total return to Blackstone, CPPIB and GIC is greater than a 20% internal rate of return at the determination date and the warrants indirectly held by Blackstone, CPPIB and GIC will be exercisable upon an IPO or change of control of Refinitiv for up to 5% of Refinitiv’s equity if the total return to Blackstone, CPPIB and GIC is less than a 16% internal rate of return at the determination date. Our ownership of Refinitiv’s equity could fluctuate between 42.9% and 47.6% depending on which party exercises its warrant.

On August 1, 2019, we and private equity funds affiliated with Blackstone agreed to sell Refinitiv to LSEG in an all share transaction for a total enterprise value of approximately $27 billion (as of the announcement date). We expect that the transaction will result in Blackstone and Thomson Reuters ultimately holding a combined 37% economic interest in LSEG (approximately 15% of which would be attributed to Thomson Reuters) and a combined voting interest in LSEG of less than 30%. Thomson Reuters’ interest in LSEG shares will be held in an entity jointly owned by Blackstone and Thomson Reuters (the “Blackstone/Thomson Reuters Entity”). Upon the closing of this transaction, Thomson Reuters is projected to indirectly own approximately 82.5 million LSEG shares, which would have a market value of approximately $8.5 billion based on LSEG’s closing share price on March 4, 2020. Our estimated ownership interest above reflects our expected acquisition of an additional interest in Refinitiv pursuant to the warrant agreement discussed above, which will be exercised in connection with the transaction closing. Under the terms of the warrant agreement, the proposed transaction with LSEG will constitute a change in control whereby the exercise of the warrants in connection with the closing of the transaction will increase our ownership of Refinitiv from 45% to 47.6%. The proposed transaction is subject to regulatory clearances and other customary closing conditions and is expected to close in the second half of 2020. Please see the management’s discussion and analysis section of this annual report for additional information about the proposed transaction.

Investor Rights Agreement

In connection with the closing of the F&R transaction, we entered into an Investor Rights Agreement with a holding company owned indirectly by Blackstone, CPPIB and GIC. The following is a summary of certain provisions of the Investor Rights Agreement, which is qualified in its entirety by the full Investor Rights Agreement, a copy of which has been filed with the Canadian Securities Administrators’ SEDAR website, www.sedar.com, and in the EDGAR section of the Securities and Exchange Commission’s (SEC) website at www.sec.gov.

Thomson Reuters Annual Report 2019

•

Board Rights. Refinitiv has a 10-member board. Four members are appointed by Thomson Reuters, five are appointed by the other investors (Investors) and the chief executive officer of Refinitiv serves as a non-voting member. Each of Thomson Reuters and the Investors have the right to appoint one non-voting board observer as long as they have board designation rights. If each of Thomson Reuters and the Investors transfers 25% of its ownership, they will lose the right to appoint one board member (provided that each will have the right to appoint at least one director if they own more than 10% of Refinitiv than the other, they will have the right to appoint at least one more director than the other party).

•

Consent Rights. Each of Thomson Reuters and the Investors have consent rights over certain fundamental matters including, without limitation, related party transactions, any acquisition or disposition of assets or stock with a fair value of $1 billion or greater, and any incurrence of indebtedness that would exceed a certain specified pro forma leverage ratio. The consent rights are subject to certain fall-away provisions.

•

Transfer and Liquidity Rights. Neither Thomson Reuters nor the Investors are able to transfer any interest in Refinitiv, except (i) to certain affiliates, (ii) in a qualified initial public offering (IPO) or after a qualified IPO has been consummated, (iii) after either party’s ownership interest has fallen below 10%, or (iv) pursuant to customary “tag-along” or “drag-along” rights (or a transfer by the Investors as permitted to initiate drag-along rights). The Investors also have the ability to force a sale of Refinitiv involving at least 75% of the equity; however, before October 1, 2022 (the fourth anniversary of closing), any such sale must generate an agreed upon return. There are no rights of first offer with respect to transfers of interests in Refinitiv.

•	Preemptive Rights. Before an IPO, each party has preemptive rights with respect to any issuance of equity securities in Refinitiv (subject to limited exceptions).

•

Non-Compete. Until 18 months after Thomson Reuters’ ownership interest in Refinitiv falls below 10%, Thomson Reuters and Refinitiv have agreed not to offer or sell any products, services, software or solutions sold by the other at the time of closing (or reasonable substitutes), subject to customary exceptions. The sale of screening products (Thomson Reuters’ CLEAR and Refinitiv’s World-Check and EDD) and 1099 products (our company’s standalone 1099 tool for ONESOURCE and Refinitiv’s Beta Brokerage 1099 add-on module) are not subject to the non-compete restrictions.

•

Non-Solicit and Non-Hire. For a nine-month period after the closing which ended on June 30, 2019, Refinitiv and Thomson Reuters were not able to solicit executive or managerial employees of the other. For a four-month period after closing which ended on January 31, 2019, Refinitiv and Thomson Reuters were restricted from hiring employees of the other, subject to certain customary exceptions.

Following the closing of the proposed sale of Refinitiv to LSEG:

•

the Blackstone/Thomson Reuters Entity will be entitled to nominate three non-executive LSEG directors for as long as it holds at least 25% of LSEG, two LSEG directors for as long as it holds at least 17.5% but less than 25% of LSEG and one LSEG director for as long as it holds at least 10% but less than 17.5% of LSEG (with all percentages calculated based on the assumed exchange of the exchangeable shares). For so long as the Blackstone/Thomson Reuters Entity is entitled to nominate three directors, one nominee will be a Thomson Reuters representative.

•

the Blackstone/Thomson Reuters Entity has agreed to be subject to a lock-up for their LSEG shares for the first two years following closing of the transaction, subject to certain exceptions. In each of years three and four following closing, the Blackstone/Thomson Reuters Entity will become entitled to sell in aggregate one-third of the LSEG shares issued to them. The lock-up arrangement will terminate on the fourth anniversary of closing. Once the Blackstone/Thomson Reuters Entity is released from the lock-up, any disposals of LSEG shares will be subject to orderly marketing restrictions. A standstill restriction will also apply to the Blackstone/Thomson Reuters Entity under which it (and the underlying investors) will agree not to, among other matters, acquire further LSEG shares, or make a takeover offer for LSEG for designated time periods. The Blackstone/Thomson Reuters Entity has also committed to vote its LSEG shares in line with the LSEG Board’s recommendation.

•	The Blackstone/Thomson Reuters Entity has agreed to a customary non-compete for three years after the closing.

Thomson Reuters Annual Report 2019

•

Each of LSEG and the Blackstone/Thomson Reuters Entity has agreed to a customary non-solicit with respect to certain officers and senior executives of the other party for a period of two years after closing. A separate agreement contains the same customary non-solicit provisions with respect to certain officers and senior executives of LSEG, on the one hand, and each of Thomson Reuters, Blackstone, GIC and CPPIB, on the other hand, for two years after closing.

Thomson Reuters Trust Principles and Thomson Reuters Founders Share Company

Our company is dedicated to upholding the Thomson Reuters Trust Principles and to preserving its independence, integrity and freedom from bias in the gathering and dissemination of information and news.

In connection with the closing of the F&R transaction, the first and third Trust Principles were amended to refer to Reuters rather than Thomson Reuters and the Trust Principles now read as follows:

•	That Reuters shall at no time pass into the hands of any one interest, group or faction;

•	That the integrity, independence and freedom from bias of Thomson Reuters shall at all times be fully preserved;

•

That Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Reuters has or may have contracts;

•	That Thomson Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

•

That no effort shall be spared to expand, develop and adapt the news and other services and products of Thomson Reuters so as to maintain its leading position in the international news and information business.

The Thomson Reuters Founders Share Company was established in 1984 when Reuters became a public company. The directors of the Thomson Reuters Founders Share Company have a duty to ensure, to the extent possible, that the Thomson Reuters Trust Principles are complied with.

The directors of the Thomson Reuters Founders Share Company are experienced and eminent people from the world of politics, diplomacy, media, public service and business. They generally have all held high offices in their respective sectors. The directors are selected by a nomination committee and proposed to the board of the Thomson Reuters Founders Share Company for appointment. The nomination committee also has unique features. Two of its members are judges from the European Court of Human Rights and assist in scrutinizing candidates’ suitability. Our board currently has two representatives on the nomination committee. In addition to the chairman and deputy chairman of the Thomson Reuters Founders Share Company, who are also members of the nomination committee, the chairman of the Thomson Reuters Founders Share Company appoints three other representatives to the nomination committee. Other members are representatives of press associations from the United Kingdom, Australia and New Zealand.

The directors of the Thomson Reuters Founders Share Company have a minimum of two meetings per year. They receive reports on our activities in the different fields in which we operate. The directors meet with representatives of senior management at the Thomson Reuters Founders Share Company board meetings and Thomson Reuters site visits; the directors of the Thomson Reuters Founders Share Company also have access to our board, as necessary. Through the Thomson Reuters Founders Share Company’s chairman, regular contact is maintained with our company. The relationship is one of trust and confidence.

Thomson Reuters Annual Report 2019

Directors of the Thomson Reuters Founders Share Company

The current directors of the Thomson Reuters Founders Share Company, with their countries of residence and the year of initial appointments, are:

Name	Country	Director Since
Kim Williams (Chairman)	Australia	2016
Steven Turnbull (Deputy Chairman)	U.K.	2013
Dr. Michael Naumann	Germany	2010
Yuko Kawamoto	Japan	2011
Pedro Malan	Brazil	2011
Beverly LW Sunn	Hong Kong	2012
Lord Jay of Ewelme	U.K.	2013
Vikram Singh Mehta	India	2013
Lawton Fitt	U.S.	2014
Nicholas Lemann	U.S.	2014
Ory Okolloh	Kenya	2015
President Tarja Halonen	Finland	2016
Ronald G. Close	Canada	2016
Linda Robinson	U.K.	2019
Baroness Lucy Neville-Rolfe	U.K.	2019
Pawel Dangel	Poland	2020

Prior to May 1, 2014, directors were appointed for an initial term of five years that ends on December 31 following the fifth anniversary of appointment. Those directors are eligible for re-appointment for additional terms of five years and three years, subject to a maximum term of 15 years. Directors appointed on or after May 1, 2014 serve an initial term of three years and must retire on December 31 following the third anniversary of appointment. Those directors are eligible for re-appointment for an additional term of three years, subject to a maximum term of nine years. However, in 2018, those longest standing directors still on five-year terms voluntarily agreed to stand down at the end of their respective second terms in order to better align the terms of office among directors.

Our company is a party to an Amended and Restated Deed of Mutual Covenant, under which Thomson Reuters and the Thomson Reuters Founders Share Company have covenanted with United Kingdom, Australian and New Zealand press associations to use their best endeavors to ensure that the Trust Principles are complied with in relation to Thomson Reuters.

Under a Thomson Reuters Trust Principles Support Agreement, Woodbridge has agreed to support the Trust Principles and to exercise its voting rights to give effect to this support and the Thomson Reuters Founders Share Company has irrevocably designated Woodbridge as an approved person for so long as Woodbridge is controlled by members of the Thomson family, companies controlled by them and trusts for their benefit.

Thomson Reuters Annual Report 2019

Reuters Support Agreement

In connection with the closing of the F&R transaction, the Thomson Reuters Founders Share Company, Thomson Reuters and Reuters News entered into a Reuters Support Agreement. The following is a summary of certain provisions of the Reuters Support Agreement, a copy of which has been filed with the Canadian Securities Administrators’ SEDAR website, www.sedar.com, and in the EDGAR section of the Securities and Exchange Commission’s (SEC) website at www.sec.gov.

•

Consent for Sale of Reuters News. We have agreed not to effect a sale (or similar transactions) of Reuters News to an unrelated third party or to effect or permit material acquisitions by, or material dispositions from, Reuters News unless we have received Thomson Reuters Founders Share Company’s prior written consent.

•

Business of Reuters News. We agreed to maintain Reuters News as a separate business unit of Thomson Reuters and the sole business unit in our company that carries on the business of providing multimedia news services. We also agreed to provide Reuters News with access to capital and shared services on a basis that is consistent with the terms provided to our other business units. Reuters News will continue to provide services to our company’s other business units, consistent with past practice.

•

Refinitiv Agreement. Reuters News has agreed to invest all of the license fees payable under the Refinitiv news and content agreement into the Reuters News business for the term of that agreement. Reuters News also agreed not to amend the Refinitiv agreement in a manner that would negatively impact the annual fee payable under the agreement, significantly increase Reuters News’ costs without reimbursement or amend any provision related to the Trust Principles without Thomson Reuters Founders Share Company’s prior written consent.

•

Brand License Agreements. Our company and Reuters News agreed not to amend any provisions of the Brand License Agreements (as defined in the Reuters Support Agreement) related to the Trust Principles without Thomson Reuters Founders Share Company’s prior written consent.

Thomson Reuters Annual Report 2019

Principal Subsidiaries

The following provides information about our principal subsidiaries as of December 31, 2019. As of that date, we beneficially owned, directly or indirectly, 100% of the voting securities and non-voting securities of each of these subsidiaries. Certain subsidiaries, each of which represents not more than 10% of the consolidated assets and not more than 10% of the consolidated revenues of our company, and all of which, in the aggregate, represent not more than 20% of the total consolidated assets and the total consolidated revenues of our company as of December 31, 2019, have been omitted.

Subsidiary	Jurisdiction of Incorporation/Formation
3276838 Nova Scotia Company	Nova Scotia, Canada
Acritas Limited	England
Bedrijfsbeheer TRA B.V.	The Netherlands
Confirmation.com Limited	England
EyeforPharma Limited	England
FCBI Energy Limited	England
FC Business Intelligence Limited	England
Fuel Topco Limited	England
HighQ Solutions Limited	England
HighQ Inc.	New York, United States
LiveNote Technologies Limited	England
LN Holdings Limited	Bermuda
Reuters News & Media Inc.	Delaware, United States
Reuters News & Media Limited	England
The Thomson Organisation (No. 10)	England
The Thomson Organisation Limited	England
Thomson Holdings Limited	England
Thomson Information & Publishing Holdings Limited	England
Thomson Information & Solutions (Holdings) Limited	England
Thomson Information & Solutions Limited	England
Thomson Publishing Group Limited	England
Thomson Reuters (Legal) Inc.	Minnesota, United States
Thomson Reuters (Professional) UK Ltd.	England
Thomson Reuters (Tax & Accounting) Inc.	Texas, United States
Thomson Reuters (TRI) Inc.	Delaware, United States
Thomson Reuters America Corporation	Delaware, United States
Thomson Reuters Brasil Conteudo e Tecnologia Ltda	Brazil
Thomson Reuters Canada Limited	Ontario, Canada
Thomson Reuters Enterprise Centre GmbH	Switzerland
Thomson Reuters Finance S.A.	Luxembourg
Thomson Reuters Global Resources Unlimited Company	Ireland
Thomson Reuters Group Limited	England
Thomson Reuters Holdco LLC	Delaware, United States
Thomson Reuters Holdings B.V.	The Netherlands
Thomson Reuters Holdings Inc.	Delaware, United States

Thomson Reuters Annual Report 2019

Subsidiary	Jurisdiction of Incorporation/Formation
Thomson Reuters Holdings S.A.	Luxembourg
Thomson Reuters Investment Holdings Limited	England
Thomson Reuters No. 4 Inc.	Delaware, United States
Thomson Reuters No. 5 LLC	Delaware, United States
Thomson Reuters No. 8 LLC	Delaware, United States
Thomson Reuters U.S. LLC	Delaware, United States
Thomson UK Limited	England
TR (2008) Limited	England
TR Holdings Limited	Bermuda
TR Organisation Limited	England
TR Professional Holdings Limited	England
TR U.S. Inc.	Delaware, United States
TTC (1994) Limited	England
TTC Holdings Limited	Bermuda
West Publishing Corporation	Minnesota, United States

Interests of Experts

Our independent registered public accounting firm is PricewaterhouseCoopers LLP, who has issued an independent registered public accounting firm’s report dated March 10, 2020 in respect of our consolidated financial statements as at December 31, 2019 and December 31, 2018, and for each of the years ended December 31, 2019 and December 31, 2018 and our internal control over financial reporting as at December 31, 2019. PricewaterhouseCoopers LLP has advised that it is independent with respect to our company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario, and the rules of the U.S. Securities and Exchange Commission and the requirements of the Public Company Accounting Oversight Board (United States).

Further Information and Disclosures

Iran Threat Reduction and Syria Human Rights Act Disclosure

The Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA) requires us to disclose information in our annual report if we or any of our affiliates knowingly engaged in certain transactions or dealings related to Iran in 2019. Disclosure is generally required, even if the transactions or dealings were conducted in compliance with applicable law and regulations.

During 2019, one of our non-U.S. subsidiaries sold Reuters text newswires and video broadcast services products to one customer covered by the ITRA. These sales were exempt from applicable U.S. economic sanctions laws and regulations as exports of information and informational materials and authorized under the applicable U.K. and E.U. sanctions against Iran. These sales represented approximately 0.001% of our company’s 2019 consolidated revenues. The aggregate gross revenues attributable to these sales in 2019 were approximately $50,352. We estimate that the 2019 net profit attributable to these sales (utilizing Reuters News’ 2019 segment adjusted EBITDA margin disclosed in this annual report) was approximately $2,820. Our Reuters business does plan to continue its existing customer contracts, which are covered by the ITRA. However, it does not plan on entering into any new sales contracts with customers covered by the ITRA, subject to certain limited exceptions where continued sales are permissible under applicable export control and economic sanctions laws and regulations.

Thomson Reuters Annual Report 2019

Other Information and Disclosures

For more information about Thomson Reuters, please see our various filings and notifications posted on our website, www.thomsonreuters.com, the Canadian Securities Administrators’ SEDAR website, www.sedar.com, and in the EDGAR section of the Securities and Exchange Commission’s (SEC) website at www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our shares and securities authorized for issuance under our equity compensation plans, will be contained in our management proxy circular, which is being prepared in connection with our upcoming annual meeting of shareholders to be held on June 3, 2020. Copies of our management proxy circular will be available upon request in writing to: Investor Relations Department, Thomson Reuters, Metro Center, One Station Place, Stamford, Connecticut 06902, United States. Requests may also be sent by e-mail to: investor.relations@thomsonreuters.com.

Information required to be provided pursuant to Canadian Securities Administrators Multilateral Instrument Form 52-110F1 (Audit Committees) for our company is included in the “Executive Officers and Directors” section of this annual report.

Additional financial information is included in the “Management’s Discussion and Analysis” and “Consolidated Financial Statements” sections of this annual report.

Under NYSE listing standards, we are required to disclose any significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under NYSE listing standards. There is only one significant difference between our corporate governance practices and those required of U.S. domestic companies under NYSE listing standards. NYSE listing standards require shareholder approval of all “equity compensation plans” and material revisions to these types of plans (with limited exceptions). TSX rules require shareholder approval of security based compensation arrangements only for plans which involve newly issued shares or specified amendments to the plans. Similar to a number of other Canadian issuers, our company follows the TSX rules.

Our Code of Business Conduct and Ethics, corporate governance guidelines and board committee charters are available on www.thomsonreuters.com as well as in print or electronically (without charge) to any shareholder who requests a copy in writing or by e-mail to our Investor Relations Department. Shareholders and other interested parties may contact the board or its non-management or independent directors as a group, or the directors who preside over their meetings, by writing to them at Thomson Reuters Board of Directors, Attention: Company Secretary, Thomson Reuters, 333 Bay Street, Suite 300, Toronto, Ontario M5H 2R2, Canada.

Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to our annual report with the SEC or as a material contract with the Canadian securities regulatory authorities, then the contract or document is deemed to modify the description contained in this annual report. You should review the contracts or documents themselves for a complete description.

We are required to file reports and other information with the SEC under the U.S. Securities Exchange Act of 1934, as amended (U.S. Securities Exchange Act) and regulations under that act. As a foreign private issuer, we are exempt from the rules under the U.S. Securities Exchange Act prescribing the form and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Securities Exchange Act.

Front cover photo credit: REUTERS/Mark Blinch.

Thomson Reuters Annual Report 2019

Cross Reference Tables

For the convenience of our shareholders, we have prepared one annual report for the year ended December 31, 2019 that addresses our disclosure requirements under applicable Canadian and U.S. laws and regulations.

The following pages include cross reference tables that reflect where we have disclosed information required to be contained in an annual information form prepared in accordance with Canadian laws and regulations and an annual report on Form 40-F prepared in accordance with SEC requirements.

Annual Information Form (Form 51-102F2) Cross Reference Table

Page/Document
Item 1.	Cover Page	Cover
Item 2.	Table of Contents	1
Item 3.	Corporate Structure
	3.1 Name, Address And Incorporation	188
	3.2 Intercorporate Relationships	199-200
Item 4.	General Development of the Business
	4.1 Three Year History	5
	4.2 Significant Acquisitions	12, 34
Item 5.	Describe the Business
	5.1 General	2-13
	5.2 Risk Factors	14-27
	5.3 Companies With Asset-Backed Securities Outstanding	N/A
	5.4 Companies With Mineral Projects	N/A
	5.5 Companies With Oil And Gas Activities	N/A
Item 6.	Dividends	190-191
Item 7.	Description of Capital Structure
	7.1 General Description Of Capital Structure	188-189
	7.2 Constraints	N/A
	7.3 Ratings	192-193
Item 8.	Market for Securities
	8.1 Trading Price And Volume	189
	8.2 Prior Sales	N/A
Item 9.	Escrowed Securities and Securities Subject to Contractual Restriction on Transfer	N/A
Item 10.	Directors and Officers
	10.1 Name, Occupation And Security Holding	176-187
	10.2 Cease Trade Orders, Bankruptcies, Penalties Or Sanctions	N/A
	10.3 Conflicts Of Interest	N/A
Item 11.	Promoters	N/A
Item 12.	Legal Proceedings and Regulatory Actions
	12.1 Legal Proceedings	58
	12.2 Regulatory Actions	58
Item 13.	Interest of Management and Others in Material Transactions	62-63

Thomson Reuters Annual Report 2019

		Page/Document
Item 14.	Transfer Agents and Registrars	192
Item 15.	Material Contracts	193-198
Item 16.	Interest of Experts
	16.1 Names Of Experts	200
	16.2 Interests Of Experts	200
Item 17.	Additional Information	201
Item 18.	Additional Disclosure for Companies Not Sending Information Circulars	N/A

Form 40-F Cross Reference Table

Page/Document
Annual Information Form	See AIF Table
Audited Annual Financial Statements	92-175
Management’s Discussion And Analysis	28-91
Disclosure Controls And Procedures	66
Internal Control Over Financial Reporting
a. Changes In Internal Controls Over Financial Reporting	66
b. Management’s Report On Internal Control Over Financial Reporting	92
c. Independent Auditor’s Report On Internal Control Over Financial Reporting	93-95
Notice Pursuant To Regulation BTR	N/A
Audit Committee Financial Expert	183,185
Code Of Ethics	187
Principal Accountant Fees And Services	184-185
Off-Balance Sheet Arrangements	57-58
Tabular Disclosure Of Contractual Obligations	57-58
Identification Of The Audit Committee	183

THOMSON REUTERS 333 Bay Street, Suite 300 Toronto, Ontario M5H 2R2 Canada tel: +1 416 687 7500 www.thomsonreuters.com